Form 20-F
period 2024-12-31
Icon Energy Corp
filed 2025-04-25
CIK 1995574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)
☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: Not applicable
For the transition period from _______ to _______
Commission file number: 001-42174
Icon Energy Corp.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

c/o Pavimar Shipping Co. 17th km National Road Athens-Lamia & Foinikos Str. 14564, Nea Kifissia Athens, Greece +30 211 88 81 300
(Address of principal executive offices)

Dennis Psachos, Chief Financial Officer
Icon Energy Corp.
c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia Athens, Greece
+30 211 88 81 300
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of class	Trading Symbol(s)	Name of exchange on which Registered
Common Shares, par value $0.001, including the Preferred Stock Purchase Rights	ICON	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2024, there were outstanding:
36,250 common shares, $0.001 par value per share (such number adjusted for the one-for-forty reverse stock split effected on April 1, 2025)
15,000 Series A Preferred Shares, $0.001 par value per share
1,500,000 Series B Preferred Shares, $0.001 par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes	☒ No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions, or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this annual report concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results and liquidity are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this annual report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future operating results and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
changes in general dry bulk market conditions, including fluctuations in charter hire rates, vessel values, vessel supply, demand for vessels, and supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in seaborne and other transportation patterns;

•
delays or defaults by shipyards in the construction of newbuildings in the dry bulk industry, defaults in constructions, or delays, cancelations, or non-completion of deliveries of any vessels we may agree to acquire;

•	changes in the useful lives and/or the value of our vessels and the related impact on our compliance with the covenants under our financing arrangements;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending, or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions, and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion, or expected capital spending or operating expenses;

•	changes in our ability to leverage the relationships and reputation in the dry bulk shipping industry of Pavimar Shipping Co., the commercial and technical manager of our vessels;

•	changes in the availability of crew, number of off-hire days, classification survey requirements, and insurance costs for the vessels in our fleet;

•	changes in our relationships with our counterparties, including the failure of any of our counterparties to fulfill their obligations;

•	loss of our customers, charters, or vessels;

•	damage to our vessels;

•	potential liability from future incidents involving our vessels and litigation;

•	our future operating or financial results;

•	changes in and the effects of interest or inflation rates and worldwide inflationary pressures;

•	acts of terrorism, war, piracy, and other hostilities;

•	public health threats, pandemics, epidemics, other disease outbreaks, and governmental responses thereto;

•
changes in global and regional economic and political conditions, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic, or health crises;

•	changes in tariffs or other restrictions imposed on foreign imports by the U.S. and related countermeasures taken by impacted foreign countries;

•	general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war;

•	inherent operational risks, natural disasters, weather damage, seasonal fluctuations, and inspection procedures of the dry bulk industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the dry bulk shipping industry;

•	our ability to continue as a going concern; and

•
other factors discussed in “Item 3. Key Information—D. Risk Factors” and other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”).

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

PART I

Unless the context otherwise requires, as used in this annual report, the terms “Company,” “Icon,” “Icon Energy,” “we,” “us,” and “our” refer to Icon Energy Corp. and any or all of its subsidiaries, and “Icon Energy Corp.” refers only to Icon Energy Corp. and not to its subsidiaries. References to “Pavimar” are to Pavimar Shipping Co., a related party that provides us with certain services and performs the day-to-day management of our fleet. On June 11, 2024, we acquired all of the outstanding share capital of Maui Shipping Co. (“Maui”), the entity that wholly owns Positano Marine Inc. (“Positano”), which in turn owns one Panamax dry bulk vessel, named the M/V “Alfa,” in exchange for 15,000 of our 9.00% Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A Preferred Shares”), 1,500,000 of our Series B Perpetual Preferred Shares (the “Series B Preferred Shares”), and 5,000 of our common stock, par value $0.001 per share (“Common Shares”). The acquisition of M/V Alfa was accounted for as a transaction between entities under common control. All references in this annual report to us when used in a historical context prior to June 11, 2024, refer to our predecessor companies, Maui and Positano.

We use the term “deadweight tons,” or “dwt,” in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this annual report are to the lawful currency of the United States of America.

All share and per share amounts disclosed in this annual report give retroactive effect, for all periods presented, to the one-for-forty reverse stock split of our Common Shares effected on April 1, 2025.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this annual report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in any of our securities. Our business, as well as our reputation, financial condition, operating results, and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our securities speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to Our Industry,” “Risks Relating to Our Company,” and “Risks Relating to Our Common Shares” and should be carefully considered, together with other information in this annual report on Form 20-F and our other filings with the Commission, before making an investment decision regarding our common stock.

The principal risk factors, as more particularly described in this “Item 3. Key Information—D. Risk Factors” below, include, but are not limited to, the following:

•	general dry bulk market conditions, including fluctuations in charter hire rates, vessel values, vessel supply, demand for vessels, and supply of or demand for dry bulk commodities;

•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•
changes in global and regional economic and political conditions, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic, or health crises;

•	our dependence on index-linked charters and the potential adverse effects of decreases in spot freight charter rates or indices;

•	global economic conditions and disruptions in world financial markets and the resulting governmental action;

•	compliance with, and our liabilities under, governmental, tax, environmental, and safety laws and regulations;

•	changes in governmental regulation, tax, and trade matters and actions taken by regulatory authorities;

•
tariffs or other restrictions imposed on foreign imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results;

•	inherent operational risks, weather damage, seasonal fluctuations, and inspection procedures of the dry bulk industry;

•	increased regulation and scrutiny relating to environmental, social, and governance matters;

•	reliance on information systems and potential security breaches;

•	our borrowing availability under our loan agreements and compliance with the financial covenants therein, and ability to borrow new funds or refinance existing facilities;

•	our use of available funds, and the banks in which such funds are held;

•	capital expenditures and other costs, necessary to operate and maintain our fleet;

•	our dependence on a limited number of customers for a large part of our revenue;

•	our dependence on our charterers and other counterparties fulfilling their obligations;

•	our ability to attract and retain key management personnel and potentially manage growth and improve our operations and financial systems and staff;

•	delays or defaults by the shipyards in the construction of newbuildings, defaults in constructions, or delays, cancelations, or non-completion of deliveries of any vessels we may agree to acquire;

•	our ability to successfully and profitably employ our vessels;

•	conflicts of interest which may arise from our officers’ and directors’ association with an affiliated company;

•	labor interruptions, including failure of industry groups to renew industry-wide collective bargaining agreements;

•	our limited operating history;

•	the aging of our fleet, vessel replacement, and lack of fleet diversification;

•	our vessels becoming damaged, unavailable, or going off-hire;

•	potential increased premium payments from protection and indemnity associations;

•	fluctuations in interest rates, including volatility of SOFR;

•	effects of worldwide inflationary pressures;

•	our dependence on the ability of our subsidiaries to distribute funds to us;

•	our ability to compete for charters;

•	our dependence on Pavimar to manage our business;

•	fraud and fraudulent and illegal behavior, including the smuggling of drugs or other contraband onto our vessels;

•	arrest or requisition of our vessels;

•	potential cyber-attacks;

•	effects of U.S. federal tax on us and our shareholders;

•	volatility in the price of our Common Shares, the continuation of a liquid trading market, and dilution of shareholders;

•
our Chairwoman and Chief Executive Officer, Ismini Panagiotidi, beneficially owns the majority of our Series B Preferred Shares, which have superior voting rights, and has control over us; her interests could conflict with the interests of common shareholders;

•	the effect of anti-takeover provisions of our organization documents;

•	our ability to pay dividends;

•	delisting of our Common Shares from the Nasdaq Capital Market;

•	compliance with economic substance requirements;

•	our ability to access the credit and capital markets at the times and in the amounts needed on acceptable terms;

•	other factors that may affect our financial condition, liquidity, operating results, and ability to pay dividends; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Industry

Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our business, operating results, cash flows, and financial condition.

The volatility in the dry bulk charter market, from which we derive substantially all of our revenues, has affected the dry bulk shipping industry and may harm our business. While charter rates are presently generally above our operating expenses, in the past charter rates have declined below the operating costs of our vessels. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published since 1985 by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has generally been very volatile. The BDI declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the preceding and following years volatility was less extreme, although there were still multiple instances where the index decreased or increased by more than 50% in short periods of time. In 2024, the BDI ranged from a low of 976 on December 19, 2024, to a high of 2,419 on March 18, 2024. Although the BDI was 1,300 as of April 23, 2025, due to its volatile nature, there can be no assurance of the future performance of the BDI.

We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders, and end users. Currently, our vessels are employed by an international commodity trading conglomerate on time charters, earning hire at floating daily rates linked to the Baltic Panamax Index. Furthermore, we have entered into a definitive agreement to bareboat charter-in, with an option to eventually purchase, a third vessel which is expected to be delivered to us between May and August 2025. Upon delivery, the vessel will be employed by a reputable dry bulk operator, at a floating daily hire rate linked to the Baltic Supramax Index. Historically, the Baltic Panamax Index and the Baltic Supramax Index have been highly correlated to the BDI and have exhibited similar levels of volatility. We are exposed, therefore, to changes in indices for dry bulk vessels and such changes affect our business, operating results, cash flows, and financial condition.

The volatility in charter rates is due to various factors and their interplay, including, but not limited to, the demand for commodities carried by sea, the global economic conditions, the availability of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, geopolitical events, seasonal variations, the geographical dislocation between production regions and consumption centers around the world, trade disruptions caused by natural or other disasters, and international hostilities. Such circumstances have had, and could in the future result in, adverse consequences from time to time for dry bulk shipping, including, among other developments:

•	decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	decrease in demand for dry bulk vessels and limited employment opportunities;

•	charterers seeking to renegotiate the rates for existing time charters;

•	loan covenant defaults; and

•	declaration of bankruptcy by some operators, charterers, and vessel owners.

We anticipate that charter rates and the demand for our dry bulk vessels will be dependent upon continued economic growth in the global economy, seasonal and regional changes in demand, and changes in the capacity of the global dry bulk vessel fleet and the sources and supply of dry bulk cargo transported by sea. Adverse economic, political, social, or other developments could negatively impact charter rates and, therefore, have a material adverse effect on our business, operating results, short- and medium-term liquidity, and ability to pay dividends.

We are currently dependent on index-linked charters. Any decrease in spot freight charter rates or indices in the future may adversely affect our business, operating results, cash flows, and financial condition.

Our vessels are currently time chartered at floating daily hire rates linked to the Baltic Panamax Index. Furthermore, we have entered into a definitive agreement to bareboat charter-in, with an option to eventually purchase, a third vessel which is expected to be delivered to us between May and August 2025. Upon delivery, the vessel will be employed by a reputable dry bulk operator, at a floating daily hire rate linked to the Baltic Supramax Index. If our fleet expands, the number of vessels in our fleet that will be employed on spot voyages or have index-linked or fixed rate charters will vary from time to time, dictated by a multitude of factors and the chartering opportunities before us. We anticipate that a significant portion of our fleet will be affected by the spot freight market or the indices. As a result, our financial performance will be significantly affected by conditions in the dry bulk spot freight market or the indices and only our vessels that operate under fixed-rate time charters would, during the term of such time charters, provide a fixed source of revenue to us. If future spot charter rates or indices decline, we may be unable to operate our vessels profitably, and our business, operating results, cash flows, and financial condition will be significantly affected.

As charter rates for spot charters are usually fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases. Spot charter rates are also not uniform globally and may vary substantially between different geographical regions; therefore, realizing opportunities in the spot market will also depend on the geographical location of our vessels at any given time.

Under a fixed rate time charter, if spot or short-term time charter rates fall significantly below the charter rates that our charterers are obligated to pay us, the charterers may have an incentive to default on, or attempt to renegotiate the charter, which would affect our ability to operate our vessels profitably. Meanwhile, under a fixed rate time charter, we may be unable to realize the benefits of market upswings and successfully take advantage of comparably favorable opportunities.

An over-supply of dry bulk vessel capacity may depress charter rates and vessel values and, in turn, adversely affect our business, operating results, cash flows, and financial condition.

The market supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. An over-supply of dry bulk vessel capacity could depress charter rates. Factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries, including delays in vessel deliveries;

•	the number of shipyards and their ability to deliver vessels;

•	potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;

•	scrapping and recycling rate of older vessels;

•	vessel casualties;

•	the price of steel and vessel equipment;

•	product imbalances (affecting the level of trading activity) and developments in international trade;

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs, or otherwise not available for hire;

•	vessels’ average speed;

•	technological advances in vessel design and capacity;

•	availability of financing for new vessels and shipping activity;

•	the imposition of sanctions, tariffs, trade barriers, or embargos;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping, and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing, and degree of changes in industry conditions.

If dry bulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates and vessel values could materially decline, which could have a material adverse effect on our business, operating results, cash flows, and financial condition.

If economic conditions throughout the world decline, it will negatively impact our business, operating results, cash flows, and financial condition.

The world economy is facing a number of actual and potential challenges, including the war between Russia and Ukraine, the war between Israel and Hamas, the conflict between Israel and Hezbollah, tensions between Israel and Iran, tensions in the Red Sea, tensions between Russia and NATO, China and Taiwan disputes, the United States and China trade relations, tensions between the U.S. and NATO members, tensions between the U.S. and Panama, instability between Iran and the West, hostilities between the United States and North Korea or Iran, political unrest and conflict in the Middle East, the South China Sea region, and other geographic areas and countries, terrorist or other attacks (including threats of such attacks) around the world, war (or threatened war) or international hostilities, and epidemics or pandemics, banking crises or failures and the potential disruption of shipping routes due to low water levels in the Panama Canal. See also “—Outbreaks of epidemic and pandemic diseases, and any relevant governmental responses thereto could adversely affect our business, operating results, cash flows, and financial condition.” In addition, the continuing war in Ukraine, the length and breadth of which remains highly unpredictable, has led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, it is difficult to predict the intensity and duration of the war between Israel and Hamas, the conflict between Israel and Hezbollah, or the Houthi rebel attacks on vessels transiting the Red Sea and their impact on shipping and the world economy is uncertain. Although a cease-fire between Israel and Hamas was declared on January 15, 2025, there is no certainty that the cease-fire will continue. Further President Trump’s proposal to annex Gaza has raised fears that Yemen’s Houthi militant group could renew its threat against commercial ships crossing the Red Sea, after declaring in January 2025 that it would stop targeting most vessels following the Israel-Hamas ceasefire. If such conditions are sustained, the longer-term net impact on the dry bulk market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. See also “—Political instability, terrorist or other attacks, war, and international hostilities could affect our business, operating results, cash flows, and financial condition.”

In Europe, concerns regarding the possibility of sovereign debt defaults by European Union, or EU, member countries, although generally alleviated, have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the EU, the U.S., and other parts of the world. The U.S. implementation of tariffs and related countermeasures taken by impacted foreign countries further increases the risk of additional trade protectionism. The withdrawal of the United Kingdom from the EU, or Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties, and other regulatory matters could in turn adversely impact our business, operating results, cash flows, and financial condition.

Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods, and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs, and other associated costs, which could have an adverse impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to employ our vessels. This could have a material adverse effect on our business, operating results, cash flows, and financial condition.

In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China’s GDP growth rate for the year ended December 31, 2022, was approximately 3.0%, one of its lowest rates in 50 years, thought to be mainly caused by the country’s zero-COVID policy and strict lockdowns. China reported that its GDP growth rate recovered to 5.2% for the year ended December 31, 2023, and to 5.0% for the year ended December 31, 2024, but the economy continues to be weighed down by the ongoing crisis in the property market. Although the Chinese government has implemented economic stimulus measures, it is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed, or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo drydocking at Chinese shipyards and Chinese financial institutions that are generally active in ship financing, and could have a material adverse effect on our business, operating results, cash flows, and financial condition.

The U.S. and global capital markets, including credit markets, continue to experience volatility and uncertainty, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business and results or operations or impair our ability to borrow under any future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors, and, in some cases, have been unwilling to provide financing on attractive terms or even at all. While recent developments in the global credit markets have been supportive of borrowing and refinancing, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing on favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.

If significant tariffs or other restrictions are imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, our business, including operating results, cash flows, and financial condition, may be adversely affected. On April 2, 2025, President Trump announced new tariffs on many U.S. trading partners, including 34% tax on imports from China, 20% on products from the E.U., and a baseline 10% tax on imports from many countries. These tariffs are in addition to the previous announcements of 25% taxes on auto imports, tariffs implemented against China, Canada and Mexico, and trade penalties on steel and aluminum. The previously announced tariff rates for Canada and Mexico will stay the same and the goods that comply with the United States-Mexico-Canada Agreement will continue to be excluded from these tariffs. However, the 20% charge on imports from China will be in addition to the 34% import tax announced. Specific products that are being tariffed, such as automobiles, will be exempted from the tariffs announced, and tariffs on products such as pharmaceutical drugs are to be announced at a later date. If implemented, such tariffs and countermeasures could increase the cost of raw materials that we transport, disrupt global supply chains, and create additional operational challenges. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for commodities carried by sea, result in the loss of customers, and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

Outbreaks of epidemic and pandemic diseases and any relevant governmental responses thereto could adversely affect our business, operating results, or financial condition.

Global public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks which have from time to time occurred in various parts of the world, could disrupt global financial markets and economic conditions and adversely impact our operations, as well as the operations of our charterers and other customers.

For example, the outbreak of COVID-19 caused severe global disruptions with governments in affected countries imposing travel bans, quarantines, and other emergency public health measures. Restrictions and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, such as travel restrictions and temporarily closing business, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on or disembark from ports located in regions affected by the outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, and disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

The extent to which our business, operating results, cash flows, and financial condition may be negatively affected by future pandemics, epidemics, or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to, (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) shortages or reductions in the supply of essential goods, services, or labor; and (v) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that future infectious disease outbreaks, pandemics, or epidemics may have on our business, operating results, cash flows, and financial condition, which could be material and adverse.

Political instability, terrorist or other attacks, war and international hostilities could affect our business, operating results, cash flows and financial condition.

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial condition, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels are employed or registered.

The continuing war between Russia and Ukraine, and between Israel and Hamas, Russia and NATO tensions, China and Taiwan disputes, United States and China trade relations, instability between Iran and the West, hostilities between the United States and North Korea, and political unrest and conflicts in the Middle East, the South China Sea region, the Red Sea region (including missile attacks controlled by the Houthis on vessels transiting the Red Sea) and in other geographic areas and countries have recently, and may in the future, lead to armed conflict or acts of terrorism around the world, which may contribute to economic instability in the global financial markets and international commerce.

The war between Russia and Ukraine may lead to further regional and international conflicts or armed action at an international level. This war has disrupted supply chains and caused instability in the energy markets and the global economy, with adverse effects on shipping freight rates, which have experienced and continue to experience inflation and significant volatility in commodity prices, volatility in credit and capital markets, as well as supply chain disruption. The United States, the United Kingdom, the European Union and other countries, have announced unprecedented economic sanctions and other penalties against certain persons, entities, and activities connected to Russia, including removing Russian-based financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restricting imports of Russian oil, liquefied natural gas and coal. These sanctions have caused supply disruptions in the oil and gas markets and could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions. These factors may also result in the weakening of the financial condition of our charterers, suppliers, counterparties and other agents in the shipping industry. As a result, our business, operating results, cash flows and financial condition may be negatively affected since our operations are dependent on the success and economic viability of our counterparties.

The ongoing war between Russia and Ukraine could result in the imposition of further economic sanctions by the United States, the United Kingdom, the European Union or other countries against Russia, trade tariffs or embargoes with uncertain impacts on the markets in which we operate. In addition, the U.S. and certain other NATO countries have been supplying Ukraine with military aid. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the dry bulk industry, including ours and could create economic uncertainty particularly if such attacks spread to a broad array of countries and networks. Although Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, Russia terminated this agreement in July 2023. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, operating results, and cash flows.

Furthermore, the intensity and duration of the war between Israel and Hamas is difficult to predict and its impact on the world economy and our industry is uncertain. Although a cease-fire between Israel and Hamas was declared on January 15, 2025, there is no certainty that the cease-fire will continue.  While much uncertainty remains regarding the global impact of the war between Israel and Hamas, it is possible that such tensions could result in the eruption of further hostilities in other regions and could adversely affect our business, operating results, cash flows and financial condition.

Terrorist attacks and the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results, and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Syria, Ukraine and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our business, operating results, cash flows and financial condition.

In the past, such conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea and the recent outbreak of conflict in the Red Sea has also resulted in missile attacks on vessels. Acts of terrorism and piracy have also affected vessels trading in regions such as the Gulf of Guinea, the Red Sea, the Gulf of Aden off the coast of Somalia, and the Indian Ocean. Any of these occurrences could have a material adverse impact on our business, operating results, cash flows and financial condition.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our business, operating results, cash flows, and financial condition.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

• crew strikes and/or boycotts;

• acts of God;

• damage to or destruction of vessels;

• terrorism, piracy, or other detentions;

• environmental accidents;

• cargo and property losses or damage; and

• business interruptions caused by mechanical failure, grounding, fire, explosions and collisions, human error, war, terrorism, political action in various countries, labor strikes, epidemics or pandemics, adverse weather conditions, and other circumstances or events.

Any of these circumstances or events could increase our costs or lower our revenues. Such circumstances could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers, or third parties, higher insurance rates, damage to our reputation and customer relationships generally, market disruptions, and delays and rerouting. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or result in the imposition of public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to deductibles and caps, or may not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. Furthermore, the involvement of our vessels and other vessels we may acquire in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could have a material adverse effect on our business, operating results, cash flows, and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The time and costs of repairs are unpredictable and may be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs and repositioning, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility and be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities, or both, would decrease our earnings.

A recent action by the U.S. to impose new port fees on Chinese-owned and operated vessels and Chinese-built vessels could have a material adverse effect on our operations and financial results.

The United States Trade Representative (USTR) has recently put forward significant trade actions under Section 301 of the Trade Act of 1974 with the aim of addressing China’s dominance in the maritime, logistics, and shipbuilding industries. These actions have the potential to dramatically increase the port fees and therefore the overall operating expenses for ships calling at U.S. ports. Specifically, the USTR has enacted a series of fees that would function as direct increases to port-related costs.

The action generally would include a fee targeting Chinese owners and operators for each instance a vessel owned or operated by a Chinese entity enters a U.S. port. The fee would be calculated at a rate of $50 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $140 per net ton in 2028.

Another fee focuses on operators with fleets comprised of Chinese-built vessels. Under the action, in the case of a vessel not subject to the fees on Chinese owners and operators described above, fees generally would be imposed each time a Chinese-built vessel enters a U.S. port. The fee generally would be calculated at a rate of $18 per net ton of the vessel for each port entrance beginning October 14, 2025 and increasing over time, plateauing at $33 per net ton in 2028.  There are several exceptions to this fee, including for dry bulk vessels with capacity less than 80,000 dwt, vessels arriving to the US empty or in ballast, and vessels entering a port in the continental United States from a voyage of less than 2,000 nautical miles from a foreign port or point.

The actual implementation of this action remains uncertain. A USTR hearing has been scheduled for May 2025, and there may be further changes to the action based on any comments received. Additionally, specifics, such as applicability to sale leaseback arrangements with Chinese leasing financiers, have not been clarified. In a sale leaseback arrangement, the Chinese leasing financiers are the formal owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.

In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Of the two vessels we currently operate, neither was constructed in China. However, we have entered into a definitive agreement to bareboat charter-in, with an option to eventually purchase, an Ultramax, dry bulk carrier vessel constructed in China, with a carrying capacity of 63,668 dwt. We expect to take delivery of this vessel between May and August 2025. The carrying capacity of this vessel is below the 80,000 dwt threshold for the exception from the port fees for Chinese-built dry bulk vessels, and therefore the vessel should be exempt from the port fee on Chinese-built vessels under the current version of the USTR action. Furthermore, in the future, we may enter into sale and leaseback transactions with Chinese financial institutions. Additionally, we may enter into contracts for the purchase or charter of secondhand vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards. Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

The operation of dry bulk vessels has particular operational risks.

The operation of dry bulk vessels has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessel damage due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in dry bulk vessels may lead to the flooding of the vessels’ holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately repair such damage, we may be unable to prevent these events. Any of these circumstances or events could adversely affect the value of our vessels and our business, operating results, cash flows, and financial condition. In addition, the loss of a vessel could harm our reputation as a safe and reliable vessel owner and operator.

Increases in fuel prices may adversely affect our business, operating results, cash flows, and financial condition.

The cost of fuel is a significant factor in negotiating charter rates, although we generally do not directly bear the cost of fuel for vessels operating on time charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, the imposition of new regulations adopted by the International Maritime Organization, or IMO, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations. If fuel becomes much more expensive in the future, including as a result of the ongoing war in Ukraine and the sanctions against Russia, the imposition of tariffs and trade restrictions, the imposition of sulfur oxide and carbon emissions limits under new regulations adopted by the IMO, which may reduce the competitiveness of our business versus other forms of transportation, such as truck or rail, and adversely affect our business, operating results, cash flows, and financial condition.

Inflation could adversely affect our business, operating results, cash flows, and financial condition.

Inflation could have an adverse impact on our business, operating results, cash flows, and financial condition, both directly through the increase of operating costs of our vessels and indirectly through its adverse impact on the world economy in terms of increasing interest rates and slowdown of global growth. Worldwide, economies have recently experienced inflationary pressures, with price increases seen across many sectors globally. In response to such inflationary pressures, central banks made steep increases in interest rates, resulting in increases to the interest rates available to us on any potential new debt financing of our operations and investment activity. Although central banks have made decreases in interest rates, future monetary policies cannot be guaranteed. If central banks resume increasing interest rates, or interest rates otherwise increase significantly, the resulting increase to the interest rates available to us on new financings or arrangements we may pursue could adversely affect our ability to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures. Furthermore, if inflationary pressures intensify further, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins and result in deterioration of our financial condition. There is uncertainty regarding inflation due to the likely shift in policy following numerous elections around the world. Trade tariffs announced by President Trump and retaliatory tariffs and countermeasures from affected countries could trigger economic uncertainty but the impact on inflation is unclear clear.

Whether the present inflationary pressures will transition to a long-term inflationary environment and the effect of such a development on charter rates, vessel demand, and operating expenses in the sector in which we operate are uncertain.

Our revenues are subject to seasonal fluctuations, which could affect our business, operating results, cash flows, and financial condition.

We operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending March 31 and June 30, and, conversely, our revenues may be stronger in the fiscal quarters ending September 30 and December 31. This seasonality should not affect the operating results of any vessels employed on fixed rate period time charters, if any, but because our vessels may be employed in the spot market or on index-linked charters, seasonality may increase the volatility of and materially affect our operating results and cash flows.

Climate change and greenhouse gas restrictions may be imposed, which could affect our business, operating results, cash flows, and financial condition.

Due to concerns over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap-and-trade regimes, carbon taxes, taxonomy of “green” economic activities, increased efficiency standards, and incentives or mandates for renewable energy. At the IMO’s Marine Environmental Protection Committee, or MEPC 80, in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of ambitions, including: (1) decline of carbon intensity through further improvement of the energy efficiency for new ships; (2) decline of carbon intensity of international shipping, to reduce CO2 emissions by at least 40% by 2030, compared to 2008; (3) uptake of zero or near-zero GHG emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emission by or around 2050. MEPC 81, in March 2024, agreed on an illustration of a possible draft outline of an “IMO net-zero framework” for cutting GHG emissions from international shipping, which lists regulations under the IMO International Convention for the Prevention of Pollution from Ships of 1973, as amended from time to time (“MARPOL”), to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero. These mechanisms are mid-term GHG reduction measures specified in the initial strategy. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

Furthermore, the following additional greenhouse regulations could result in increased implementation and compliance costs and expenses:

•
Adoption of mandatory data collection system: Since 2019, the IMO data collection system (“IMO DCS”) requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way, and distance traveled. This covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching, and off-shore installations. The data is annually reported to the flag state that issues a statement of compliance to the relevant vessel. Data is reported annually to the flag state and is used in calculating a ship’s operational carbon intensity indicator, or CII.

•
Amendments to MAPROL Annex VI requiring ships to reduce their greenhouse gas emissions. Beginning in January 2023, Annex VI imposed reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index, or EEXI, and carbon intensity indictor, or CII, framework, which amendments became effective May 1, 2024. Beginning in January 2023, Annex VI required EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024.

•
Net zero greenhouse emissions in the EU by 2050. In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

•
Maritime ETS scheme became effective in January 2024. On January 1, 2024, the EU Emissions Trading Scheme, or ETS, for ships sailing in and out of EU ports became effective, and the FuelEU Maritime Regulation became effective on January 1, 2025. The ETS is to apply gradually over the period from 2024 to 2026. 40% of allowances will be surrendered in 2025 for the year 2024; 70% of allowances will be surrendered in 2026 for the year 2025; and 100% of allowances will be surrendered in 2027 for the year 2026. Compliance will be on a company-wide (rather than per ship) basis and “shipping company” is defined broadly to capture both the ship owner and any contractually appointed commercial operator, ship manager, or bareboat charterer who assumes responsibility for full compliance under the ETS and under the ISM Code. If the latter contractual arrangement is entered into, this needs to be reflected in a certified mandate signed by both parties and presented to the administrator of the scheme. The cap under the ETS is set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages, 100% of emissions from ships at berth in EU ports, and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside of the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances would be auctioned and there will be no free allocation. 78.4 million emissions allowances are to be allocated specifically to maritime. If we do not receive allowances from our charterers, we will be forced to purchase allowances from the market, which can be costly if our charterers do not compensate us for such cost, especially if other shipping companies are similarly looking to do the same. New systems, including personnel and data management systems, costs recovery mechanisms, revised service agreement terms, and emissions reporting procedures will have to be put into place, at significant cost, to prepare for and manage the administrative aspect of ETS compliance. The cost of compliance, and of our future EU emissions and costs to purchase an allowance for emissions (if we must purchase in order to comply) are unknown and difficult to predict, and are based on a number of factors, including the size of our fleet, our trips within and to and from the EU, and the prevailing cost of allowances. Similarly, compliance with FuelEU is expected to be just as challenging, if not more so, given its technical requirements to deliver low carbon fuel based on well to wake calculations of emissions. The 2% GHG reduction target that will have to be met in 2025 and reported in 2026 will be contingent on companies having access to cleaner fuels (e.g., biofuels that are certified pursuant to the Renewable Energy Directive criteria) and to cleaner technologies (e.g., wind propulsion). Where there is a lack of availability, shipping companies will be able to enter into pooling arrangements with other shipping companies, purchase one or two low carbon vessels that can offset emissions from fossil fuel powered vessels, or pay hefty penalties (e.g., estimated to be around 10% of annual fuel costs per vessel). It is also not yet clear how responsibility under FuelEU can be fairly allocated given that regulatory liability falls firmly on ship owners whereas it is the operators who will choose the fuel, route, and speed and will have control over emissions.

All of these regulations and any additional regulations addressing similar goals could cause us to incur additional substantial implementation and compliance expenses and, therefore, adversely affect our business, operating results, cash flows, and financial condition.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, vessels operating within an ECA are not permitted to use fuel with sulfur content in excess of 0.1% m/m. The Amended Annex VI to MARPOL establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. On December 15, 2022, MEPC 79 adopted the designation of a new ECA for the Mediterranean Sea as a whole. These amendments entered into force on May 1, 2024, but ships operating in this ECA will be exempted from compliance with the 0.10% m/m sulfur content standard for fuel oil until July 1, 2025. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which will become effective on March 1, 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task was delegated under the Kyoto Protocol to the IMO for action), which entered into force in 2005 and required adopting countries to implement national programs to reduce emissions of certain gases with targets extended through 2020. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal will take at least one year to complete. Compliance with changes in laws, regulations, and obligations relating to climate change could entail significant capital expenditures, or otherwise increase the costs of our operations, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S., or other countries in which we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or the Paris Agreement that restricts emissions of greenhouse gases could require us to make significant expenditures, which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by dry bulk vessels. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Pending and future tax law changes may result in significant additional taxes to us.

Pending and future tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development, or OECD, published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. Numerous countries are considering implementation of the OECD’s 15% global minimum tax, which, if applicable to us, may materially impact us. The foregoing proposals (in the event international consensus is achieved and implementing laws are adopted) and other possible future tax changes may have an adverse impact on us. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Our operations may be adversely impacted by severe weather, including as a result of climate change.

Tropical storms, hurricanes, typhoons, and other severe marine weather events could result in the suspension of operations at the planned ports of call for our vessels and require significant deviations from planned routes. In addition, climate change could result in an increase in the frequency and severity of these extreme weather events. The closure of ports, rerouting of vessels, damage of production facilities, and other delays caused by increasing frequency of severe weather could stop operations or shipments for indeterminate periods and have a material adverse effect on our business, operating results, cash flows, and financial condition.

Increased regulation and scrutiny of environmental, social, and governance matters may impact our business, reputation, and access to capital.

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social, and governance matters, or ESG, which are considered to contribute to the long-term sustainability of companies’ performance.

A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company’s efforts and impact on climate change and human rights, ethics, and compliance with laws, and the role of the company’s board of directors in supervising various sustainability issues.

In light of investors’ increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society’s expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or operating results, including the sustainability of our business over time.

Costs of compliance with ESG or climate change rules and any further climate-related disclosure rules that are adopted in the future may be significant and may have a material adverse effect on our future performance, operating results, cash flows, and financial condition.

Moreover, from time to time, we may incur additional costs and establish and publicly announce goals and commitments in respect of certain ESG items. While we may create and publish voluntary disclosures regarding ESG matters from time to time, many of the statements in such voluntary disclosures are based on hypothetical expectations and assumptions that may or may not be representative of current or actual risks or events or forecasts of expected risks or events, including the costs associated therewith. Such expectations and assumptions are necessarily uncertain and may be prone to error or subject to misinterpretation given the long timelines involved and the lack of an established single approach in identifying, measuring, and reporting on many ESG matters. If we fail to achieve or improperly report on our progress toward achieving our environmental goals and commitments, the resulting scrutiny from market participants or regulators could adversely affect our reputation and access to capital.

Our vessels may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union, or other governments that could result in fines or other penalties imposed on us and may adversely affect our business and reputation.

Our vessels have not called on ports located in countries subject at that time to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessels may call on ports in these countries from time to time in the future on our charterers’ instructions, subject to any applicable insurance arrangements and prior approvals, if required. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance, we monitor and review the movements of our vessels on a daily basis and endeavor to provide that all or most of our future charters include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S. embargo. Furthermore, as of the date hereof, neither the Company nor its subsidiaries have entered into or have any plans to enter into, directly or indirectly, any contracts, agreements, or other arrangements with the governments of Iran, Syria, North Korea, or Cuba, or any entities controlled by the governments of these countries.

Due to the nature of our business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that we will not be affected by such laws and regulations or be in compliance at all times in the future with applicable laws and regulations, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties, or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or refrain from investing, in us. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions, or the suspension or termination of our operations, which in turn could have an adverse effect on our business, operating results, cash flows, and financial condition. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our Common Shares may adversely affect the price at which our Common Shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Furthermore, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.

Sulfur regulations to reduce air pollution from ships have required retrofitting of vessels and may cause us to incur significant costs.

Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines, and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world, but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Both of our current vessels comply by burning low sulfur fuel (0.5% or 0.1%). Costs of compliance with these regulatory changes for our non-scrubber vessels or any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, operating results, cash flows, and financial condition. We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for such vessels that will not be equipped with scrubbers. We have entered into a definitive agreement to bareboat charter-in, with an option to eventually purchase, a vessel that is scrubber-fitted. We expect to take delivery of this vessel between May and August 2025. Due to the fact that Mediterranean Sea will become a 0.1% sulfur emission control area by May 1, 2025, or due to other commercial considerations, we may consider installing scrubbers in the rest or some of our vessels, if such investment is deemed beneficial. Costs of ongoing compliance may have a material adverse effect on our future performance, operating results, cash flows, and financial condition. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations—International Maritime Organization.”

We are subject to regulation and liability under environmental laws and safety requirements that could require significant expenditures and affect our business, operating results, cash flows, and financial condition.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state, and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, EU regulations; the U.S. Oil Pollution Act of 1990, or OPA; the U.S. Comprehensive Environmental Response; the Compensation and Liability Act of 1980, or CERCLA; the U.S. Clean Air Act, including its amendments of 1977 and 1990, or the CAA; the U.S. Clean Water Act, or the CWA; the U.S. Maritime Transportation Security Act of 2002, or the MTSA; and regulations of the IMO, which include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC; the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs, thereunder; the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS; the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention; the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention; the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code; the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, generally referred to as the BWM Convention; and the International Ship and Port Facility Security Code, or ISPS; and regulations established by applicable flag state administrations.

We may also incur additional costs in order to implement and comply with other existing and future regulatory obligations, including, but not limited to, the 0.5% sulfur cap on marine fuels, air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, operating results, cash flows, and financial condition. As such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws, and regulations or the impact thereof on our business, operating results, cash flows, and financial condition.

Environmental requirements can also affect the resale value or useful life of our vessels, require a reduction in cargo capacity and engine power output, ship modifications, operational changes, or restrictions, lead to decreased availability of insurance coverage for environmental matters, or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national, and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including for cleanup obligations and natural resource damages in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. Violations of, or liabilities incurred under, environmental requirements can result in substantial penalties, fines, and other sanctions, including in certain instances, seizure or detention of our vessels.

Regulation of vessels can be expected to become stricter in the future and could require increased implementation and compliance costs and expenses, or even to recycle or sell certain vessels altogether.

Regulations relating to ballast water discharge may adversely affect our business, operating results, cash flows, and financial condition.

The IMO has imposed updated guidelines for ballast water management, or BWM, systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water and compliance involved with installing on-board systems to treat ballast water and eliminate unwanted organisms (“Ballast Water Treatment Systems,” or “BWTS”). Ships sailing in U.S. waters are required to employ a type-approved BWTS that is compliant with United States Coast Guard, or USCG, regulations. Amendments to the BWM Convention concerning the form of the Ballast Water Record Book entered into force on February 1, 2025. We have installed approved BWTS on our vessels, which complies with the updated guidelines. Nevertheless, it is uncertain if further regulations or guidelines require us to incur compliance costs, which might have a substantial effect on our profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange, and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the USCG develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community. VIDA gave the EPA two years to develop new national discharge standards for vessels and the USCG another two years to develop regulations and best management practices to implement and enforce those standards. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Until those regulations are final, effective, and enforceable, vessels will continue to be subject to the VGP 2013 requirements and the USCG ballast water regulations. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent, or NOI, or retention of a Permit Authorization and Record of Inspection (“PARI”) form and submission of annual reports. Any upcoming rule changes may have financial impact on our vessels and may result in vessels being banned from calling in the U.S. in case compliance issues arise.

Increased inspection procedures, tighter import and export controls, and new security regulations could increase costs and disrupt our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, such as the MTSA, which are the USCG’s issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. In addition, pursuant to the SOLAS Convention, dry bulk vessels and the ports in which we plan to operate are subject to the ISPS Code. While these security procedures are designed to safeguard ports and vessels against terrorism, they can result in seizure of vessel cargo, delays in the loading, discharging, or trans-shipment and the levying of customs duties, fines, or other penalties against exporters or importers and, in some cases, vessels. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on vessels and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and adversely affect our business, operating results, cash flows, and financial condition.

Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business, operating results, cash flows, and financial condition.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the Red Sea, the Gulf of Aden off the coast of Somalia, the Indian Ocean, and the Gulf of Guinea region off the coast of Nigeria, which has experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, the Gulf of Guinea, and the Strait of Malacca, with dry bulk vessels particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels. Additionally, if piracy attacks occur in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or if our vessels are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew and security equipment costs, including costs that may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is, therefore, entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels could have a material adverse impact on our business, operating results, cash flows, and financial condition.

If any of our vessels fails to maintain its class certification or fails any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our business, operating results, cash flows, and financial condition.

The hull and machinery of every commercial vessel must be certified by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS Convention.

A vessel must undergo annual, intermediate, and special surveys. Every vessel is also required to undergo inspection of her underwater parts every 30 to 36 months, which either requires drydocking or is deemed satisfied by the classification society through a diving survey, propeller inspection, tails shaft bearing clearance, and overall hull condition, all of which are verified in the presence of a class surveyor. In any case, every vessel has to be drydocked at least once every 60 months. If any vessel does not maintain her class or fails a survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which will have a material adverse impact on our business, operating results, cash flows, and financial condition.

Our seafarers are covered by industry-wide collective bargaining agreements, and a failure of industry groups to renew such agreements may disrupt our operations.

All of the seafarers employed on our vessels are covered by industry-wide collective bargaining agreements that set minimum standards in wages and labor conditions. We cannot assure you that these agreements will be renewed as necessary or will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance. The responsibility of identifying and contracting seafarers on behalf of the Company is assigned to Pavimar and the Company does not directly employ any seafarers.

Maritime claimants could arrest or attach our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims, or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted, which would have a material adverse effect on our business, operating results, cash flows, and financial condition.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, which could have a material adverse impact on our business, operating results, cash flows, and financial condition.

A government could requisition for title or hire one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment of such compensation is uncertain. Government requisition of our vessels could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Risks Relating to Our Company

We have a limited operating history upon which investors can evaluate our future prospects.

We have a limited operating history upon which an evaluation of our business plan or performance and prospects can be made. Our business and prospects must be considered in light of the potential problems, delays, uncertainties, and complications encountered in connection with a newly established business. The risks include, but are not limited to, the possibility that we will not successfully manage our fleet or that we will be unable to upgrade and enhance our vessels to accommodate new features or regulations and expanded services. There can be no assurances that we can successfully address these challenges and if unsuccessful, our business, operating results, and financial condition could be materially and adversely affected.

The market value of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger breaches of certain financial covenants under our loan agreements and other financing arrangements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

The market value of dry bulk vessels has historically exhibited great volatility and depends on a number of factors, including, but not limited to:

•	general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity demand and supply;

•	prevailing levels of charter rates;

•	competition from other shipping companies;

•	sophistication and condition of the vessels;

•	advances in efficiency and technology;

•	where the vessel was built, as-built specifications, and subsequent modifications and improvements;

•	lifetime maintenance record;

•	supply and demand for vessels;

•	types, sizes, and age of vessels;

•	number of upcoming newbuilding deliveries;

•	the cost to order and construct a new vessel;

•	number of vessels scrapped or otherwise removed from the world fleet;

•	the scrap value of vessels;

•	changes in governmental, environmental, and other regulations that may limit the useful life of vessels;

•	decreased costs and increases in use of other modes of transportation;

•	cost of secondhand vessel acquisitions;

•	whether the vessel is equipped with scrubbers;

•	global economic or pandemic-related crises;

•	ability of buyers to access financing and capital; and

•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable governmental, environmental, or other regulations or standards, or otherwise.

In addition, as vessels age, they generally decline in value. If the fair market value of our vessels declines, we may not be able to refinance any debt that we have or may incur in the future, or obtain additional funding. We may also not be in compliance with certain covenants in financing arrangements, and our lenders could accelerate our indebtedness, require us to pay down our indebtedness to a level where we are again in compliance with such covenants, or foreclose on their liens. We, therefore, could be required to provide additional securities or sell all or some of our vessels, and our ability to continue to conduct our business would be impaired. For more information regarding our current loan agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”

In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. Furthermore, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale price may be less than that vessel’s carrying value on our consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, leading to a reduction in earnings.

Our current fleet consists of two vessels. Any limitation in the availability or operation of our vessels could have a material adverse effect on our business, operating results, and financial condition.

Our current fleet consists of two vessels. Until we identify and acquire additional vessels, we will depend upon these two vessels for all of our revenue. If our vessels are unable to generate revenues as a result of off-hire time, termination of the existing time charters coupled with unavailability of alternative employment on favorable terms or at all, or otherwise, our business, operating results, cash flows, and financial condition could be materially adversely affected.

Newbuilding projects are subject to risks that could cause delays.

We may enter into newbuilding contracts in connection with our vessel acquisition strategy. Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials, or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes, work stoppages and other labor disputes, adverse weather conditions, and any other events of force majeure. A shipyard’s failure to deliver a vessel on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results.

We may be unable to obtain financing for any vessels we may acquire or to pursue other business opportunities.

We can offer no assurance that we will be able to obtain the necessary financing for the acquisition of any vessels we may acquire on attractive terms or at all, in particular due to the volatility of financial markets. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of such vessels to expand our fleet. If we fail to fulfill our commitments under any acquisition contract, due to an inability to obtain financing or otherwise, we may also be liable for damages for breach of contract. Any of these circumstances or events could have a material adverse effect on our business, operating results, cash flows, and financial condition.

We may acquire additional vessels in the future, and if such vessels are not delivered on time or are delivered with significant defects, our business, operating results, and financial condition could be materially and adversely affected.

We may expand our fleet significantly through vessel acquisitions in the future. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under the acquisition contract or under a related time charter and become liable for damages for breach of contract. In cases where the fault lies with the contract counterparty, we would be entitled to compensation, but the amount and timing of payment of such compensation is uncertain. In addition, the delivery of any vessel with substantial defects could have similar consequences and, although we intend to inspect the condition of the vessels pre-acquisition, there is no assurance that we will be able to identify such defects. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire. Any of these circumstances or events could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2024, we had approximately $16.2 million in debt outstanding under our loan agreement. We have incurred indebtedness in connection with our vessels and we anticipate that we will incur future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions, or other purposes may be impaired, or such financing may be unavailable on favorable terms, or at all;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our bank debt and financing liabilities, reducing the funds that would otherwise be available for operations, future business opportunities, and any future dividends to our shareholders;

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service any indebtedness we incur in the future will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory, and other factors, some of which are beyond our control, as well as the applicable interest rates. If the value of our vessels does not sufficiently serve as security for our lenders, or if our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance any future debt we incur or obtain additional financing on favorable terms, or at all, in the future. For more information regarding our current loan agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”

Our loan agreement contains restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility.

Our loan agreement contains covenants and event of default clauses, financial covenants, restrictive covenants, and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs, and ultimately affect our business, operating results, cash flows, and financial condition.

As a result of these restrictions, we may need to seek permission from our lender in order to engage in some corporate actions. Our lender’s interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our business, operating results, cash flows, and financial condition.

A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our loan agreement. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements. In the event of a default that we cannot remedy, our lenders could accelerate our indebtedness, require us to pay down our indebtedness to a level where we are again in compliance with such covenants, or foreclose on their liens. We, therefore, could be required to provide additional securities or sell all or some of our vessels, and our ability to continue to conduct our business would be impaired.

In addition, our future loan agreements may contain cross-default provisions, whereby a default by us under a loan or financing agreement and the refusal of any lender or financing counterparty to grant or extend a waiver could result in the acceleration of our indebtedness under our other loans and financing agreements. A cross-default provision means that if we default on one loan, we would then default on our other loans containing a cross-default provision.

We may attempt to obtain waivers, deferrals, or amendments of certain financial covenants, payment obligations, and events of default under our loan agreements and other financing arrangements. However, there can be no assurance that we would be successful in doing so.

For more information regarding our current loan agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”

If we fail to manage our growth properly, we may not be able to successfully expand our market share.

Our fleet currently consists of two vessels, and we may acquire additional vessels in the future. We have also entered into a definitive agreement to bareboat charter-in, with an option to eventually purchase, a third vessel which is expected to be delivered to us between May and August 2025. Our ability to manage our growth will primarily depend on our ability to:

•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs, including debt service obligations, if any;

•	finance our operations and growth;

•	identify and acquire suitable vessels;

•	identify and consummate corporate acquisitions or joint ventures;

•	integrate any acquired businesses or vessels, including those operating in sectors in which we do not currently operate, successfully with our existing operations;

•	hire, train, and retain qualified personnel and crew to manage and operate our growing business and fleet; and

•	expand our customer base, including in new sectors.

Growing any business through acquisitions presents numerous risks such as obtaining acquisition financing on acceptable terms or at all, undisclosed liabilities and obligations, difficulty in securing additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

Vessel aging and purchasing and operating secondhand vessels, such as our current fleet, may result in increased competition and operating costs, which could adversely affect our business, operating results, cash flows, and financial condition.

All of the vessels in our fleet are secondhand vessels. Our inspection of these or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any secondhand vessels we acquire.

As our vessels or other vessels we may acquire age, they may become less fuel efficient and costlier to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology, and engineering, including improvements required to comply with government regulations. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers, which could result in the lower utilization and, therefore, lower revenues.

Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and lead to challenges in securing charters.

Furthermore, as vessels’ remaining useful life decreases, market conditions may not justify the implementation and compliance expenses that may be required in response to future changes in governmental, environmental, and other regulations.

Unless we maintain cash reserves for vessel replacement, we may be unable to replace vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. If we are unable to replace our vessels upon the expiration of their useful lives, our business, operating results, cash flows, and financial condition will be materially adversely affected. Any reserves set aside for vessel replacements would not be available for other cash needs or dividends.

We also face competition from companies with more modern vessels with more fuel-efficient designs than our vessels. Competition from more technologically advanced vessels could adversely affect the chartering opportunities available to us and the charter rates we will be able to negotiate, therefore adversely affecting our business, operating results, cash flows, and financial condition, while also significantly decreasing the resale value of our vessels.

There is no assurance that, as our vessels age, market conditions will justify the implementation and compliance expenses that may be required in response to future changes in governmental, environmental, and other regulations to enable us to operate profitably or at all, or that we will be able to finance the acquisition of new vessels at the time we retire or sell our aging vessel. This could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Volatility of SOFR could affect our profitability, earnings, and cash flows.

An increase in Secured Overnight Financing Rate (“SOFR”), including as a result of the interest rate increases effected by the Federal Reserve and the Federal Reserve’s recent hike of U.S. interest rates in response to rising inflation, would affect the amount of interest payable under our loan agreements, which, in turn, could have an adverse effect on our profitability, earnings, cash flow, and ability to pay dividends. If SOFR performs differently than expected or if our lenders insist on a different reference rate to replace SOFR, that could increase our borrowing costs (and administrative costs to reflect the transaction), which would have an adverse effect on our profitability, earnings, and cash flows. Alternative reference rates may behave in a similar manner or have other disadvantages or advantages in relation to our future indebtedness and the transition to SOFR or other alternative reference rates in the future could have a material adverse effect on us. In order to manage any future exposure to interest rate fluctuations, we may from time-to-time use interest rate derivatives to effectively fix any floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements.

The failure of our current or future counterparties to meet their obligations under our current or future contracts, including any charter agreements, could cause us to suffer losses or otherwise adversely affect our business, operating results, and financial condition.

We have entered, and plan to enter, into various contracts, including charterparties with our customers, vessel management agreements and other agreements, which subject us to counterparty risks. The ability and willingness of each of our current or future counterparties to perform its obligations under such contracts with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk shipping industry and the industries in which our counterparties operate, the overall financial condition of the counterparties, and the supply and demand for dry bulk commodities.

From time to time, those counterparties may account for a significant amount of our chartering activity and revenues. Currently, both of our vessels are employed by an international trading conglomerate and we rely upon one charterer for all of our revenue. We have entered into a definitive agreement to bareboat charter-in, with an option to eventually purchase, a third vessel, for which we have also secured period employment with a reputable dry bulk operator. We expect to take delivery of this vessel between May and August 2025 and, in turn, deliver her to the charterer immediately thereafter. In challenging market conditions, charterers may default on or attempt to renegotiate their obligations under charter agreements or fail to pay charter hire. Should a charterer fail to honor its obligations to us, it may be difficult to secure substitute employment on favorable terms or at all. If a charterer fails to honor its obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses, which could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Rising crew costs may adversely affect our profitability.

Crew costs are expected to be a significant expense for us. Recently, the limited supply of and increased demand for highly skilled and qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs. Increases in crew costs coupled with the continuing inflationary environment may adversely affect our profitability.

We and Pavimar may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management.

Our success will depend to a significant extent upon the abilities and efforts of our management team, including our ability to recruit and retain key members of our management team and other suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in attracting and retaining personnel could adversely affect the effectiveness of our management and our reputation and have a material adverse effect on our business, operating results, cash flows, and financial condition.

As we expand our business, we may have difficulty in improving our operating and financial systems and in securing suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, we will need access to suitable additional seafarers and shore-based administrative and management personnel. We cannot guarantee that we will be able, directly or indirectly through Pavimar and crewing agents, to secure enough human resources if and as we expand our fleet and, therefore, we may not be able to adequately staff our operations and vessels. If we are unable to develop and maintain effective operating and financial systems or to have access to suitable employees as we expand our fleet, our business, operating results, cash flows, and financial condition may be adversely affected, and our expansion may be hindered.

Our vessels may suffer damage, and we may face unexpected repair costs, which could adversely affect our business, operating results, cash flows, and financial condition.

The operation of an ocean-going vessel carries inherent risks, which include the risk of the vessel or its cargo being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts, and other similar circumstances or events.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The time and costs of repairs are unpredictable and may be substantial. We may have to pay repair costs that our insurance does not cover in full. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs and any repositioning costs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility and be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities, or both, would decrease our earnings. For more information see “—Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our business, operating results, cash flows, and financial condition.” Furthermore, we may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.

We maintain cash with a limited number of financial institutions, which will subject us to credit risk.

We maintain most of our cash with a German financial institution, which is also a member of a voluntary deposit protection scheme, offering increased insurance coverage in an event of default by this institution. In the future, we intend to diversify our cash holdings between financial institutions and regions, potentially including institutions that are located in Greece. The financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Although concerns relating to the sovereign debt crisis have largely been allayed and Greece has emerged from its bailout programs, the stand-alone financial strength of the banks and the legacy of the country’s multi-year debt crisis continue to create uncertain economic prospects.

Generally, only a portion of cash balances are covered by insurance in the event of default by a financial institution in Greece or elsewhere. Several banks, including banks in the United States and Switzerland, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. In the event of such a default of a financial institution, we may lose part or all of our cash that we hold deposited with such financial institution.

Furthermore, in the event any of our financial institutions do not allow us to withdraw funds in the time and amounts that we want, we may not timely comply with contractual provisions in our contracts, which could have a material adverse effect on our reputation, business, operating results, cash flows, and financial condition.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to pay dividends.

We are a holding company and our subsidiaries, which are all wholly owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets, namely our vessels. We have no material assets other than the equity interests in our wholly owned subsidiaries. We expect that any vessel we acquire in the future will be owned by subsidiaries that will be directly or indirectly owned by us. As a result, our ability to satisfy our financial obligations and make dividend payments, if any, depends on our subsidiaries and their ability to distribute funds to us.

In addition to its earnings, financial condition, cash requirements, and availability, the ability of a subsidiary to make distributions to us could be affected by the covenants in our loan agreements or other financing arrangements, a claim or other action by a third party, including a creditor, and the laws of its country of incorporation. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations and, consequently, our Board of Directors may exercise its discretion not to declare or pay any dividend.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our business, operating results, cash flows, and financial condition.

We operate in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other independent and state-owned dry bulk vessel owners, some of whom may have substantially greater resources than we do. Competition for the transportation of dry bulk cargoes by sea is intense and depends on the price, location, size, age, condition, and acceptability of the vessel and her operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor or cartel has a dominant position in or influence on the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

Due to our lack of fleet diversification, adverse developments in the maritime dry bulk shipping industry could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Our business currently depends on the transportation of dry bulk commodities, and our fleet currently consists exclusively of dry bulk vessels. Our current lack of diversification could make us vulnerable to adverse developments in the maritime dry bulk shipping industry and the demand for our vessels in particular, which would have a significantly greater impact on our business, operating results, cash flows, and financial condition than it would if we maintained more diverse assets or lines of business.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, cargo related claims, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter. The ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases or insurers may not remain solvent, which may have a material adverse effect on our business, operating results, cash flows, and financial condition.

The shipping industry has inherent operational risks that may not be adequately covered by our insurances. Further, because we obtain some of our insurances through protection and indemnity associations, we may be retrospectively subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of these protection and indemnity associations.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurances include hull and machinery insurance, war risks insurance, freight, demurrage, and defense insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We do not expect to maintain insurance for our vessels against loss of hire, which covers business interruptions that result from the loss of use of a vessel, except in cases when our vessels transit through or call at high risk areas.

We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. If our insurances are not enough to cover claims that may arise, the deficiency may have a material adverse effect on our business, operating results, cash flows, and financial condition.

We may in the future be retrospectively subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. Our payment of such calls could in the future result in significant expenses to us.

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, the UK Bribery Act, or other similar laws could result in fines, criminal penalties, and an adverse effect on our reputation and business.

We operate throughout the world, including countries with a reputation for corruption. We may be subject to risks under the FCPA, the UK Bribery Act, and other similar laws in other jurisdictions that generally prohibit companies and their intermediaries from making, offering, or authorizing improper payments to government officials for the purpose of obtaining or retaining business. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that we, our affiliated entities, or our or their respective officers, directors, employees, and agents may take action determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in certain jurisdictions, and might adversely affect our business, operating results, cash flows, and financial condition. Our customers in relevant jurisdictions could seek to impose penalties or take other actions adverse to our interests. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our management.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Common Shares.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based upon our current and anticipated method of operations, we do not believe that we should be a PFIC with respect to our 2024 taxable year, and we do not expect to become a PFIC in 2025 or any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their Common Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the Common Shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our profitability.

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, or “U.S. source gross shipping income” may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We intend to take the position that we qualify for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2024 taxable year. However, there are factual circumstances that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our profitability. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Consequences—Exemption of Operating Income from United States Federal Income Taxation.”

We may be subject to tax in the jurisdictions in which we or our subsidiaries are incorporated or operate.

In addition to the tax consequences discussed herein, we may be subject to tax in one or more other jurisdictions in which we or our subsidiaries are incorporated or conduct activities. The amount of any such tax imposed upon our operations or on our subsidiaries’ operations may be material and could have an adverse effect on our profitability.

We are a “foreign private issuer,” which could make our Common Shares less attractive to some investors or otherwise harm our share price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These factors could make our Common Shares less attractive to some investors or otherwise harm our share price.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit option, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. To the extent we rely on these or other exemptions, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

We may conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.

From time to time, our vessels may be chartered to Chinese customers, or on our charterers’ instructions, our vessels and other vessels we may acquire may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities, could affect our vessels and other vessels we may acquire if chartered to Chinese customers as well as our vessels and other vessels we may acquire calling to Chinese ports and could have a material adverse impact on our business, operating results, cash flows, and financial condition.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations, and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, which relates to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers and employees, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Although we are generally a business that serves other businesses, we still process and obtain certain personal information relating to individuals and any non-compliance with GDPR or other data privacy laws may expose us to significant fines or other regulatory claims, penalties, judgments, and negative publicity, which could have an adverse effect on our business, operating results, cash flows, and financial condition.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. The safety and security of our vessels as well as our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information kept on our information systems, including those kept on Pavimar’s information systems on our behalf. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture, or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, and misplaced data or data loss. Any such attack, including as a result of spam, targeted phishing type emails and ransomware attacks, or other breach of or significant interruption or failure of our information technology systems could have a material adverse effect on our business and operating results. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and result in decreased performance and increased operating costs, causing our business and operating results to suffer.

Additionally, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. A cyber-attack could also lead to litigation, fines or other remedial action, heightened regulatory scrutiny, and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover any related losses. Furthermore, the war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.

In July 2023, the SEC adopted rules requiring the mandatory disclosure of material cybersecurity incidents, as well as cybersecurity governance and risk management practices. A failure to disclose could result in the imposition of injunctions, fines, and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject such vessels to forfeiture to the government of these jurisdictions. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessels, and whether with or without the knowledge of any member of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, operating results, cash flows, and financial condition.

The international nature of our operations may make the outcome of any potential bankruptcy proceedings difficult to predict.

The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts. Consequently, in the event of any bankruptcy, insolvency, or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization, or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply.

As a Marshall Islands corporation with principal executive offices in Greece, and also having subsidiaries in the Republic of the Marshall Islands, our operations may be subject to economic substance requirements.

In March 2019, the Council of the European Union, or the Council, published a list of “non-cooperative jurisdictions” for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the EU by the agreed deadline. However, the Council announced in October 2019 that the Republic of the Marshall Islands was removed from the list of non-cooperative jurisdictions. In February 2023, the Republic of the Marshall Islands was again added to the list of non-cooperative jurisdictions, among others. In October 2023, the Republic of the Marshall Islands was again removed from the list of non-cooperative jurisdictions. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, among other things, increased monitoring and audits, withholding taxes, and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Our subsidiaries are organized in the Republic of the Marshall Islands. The Marshall Islands have enacted economic substance regulations relating to, among other things, shipping business activities, with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters), and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands, and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under such regulations or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or with respect to the Marshall Islands economic substance requirements, revocation of the formation documents and dissolution of the applicable non-compliant Marshall Islands entity, or being struck from the register of companies. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, operating results, cash flows, and financial condition. Accordingly, any implementation of, or changes to, any of the economic substance regulations that impact us could increase the complexity and costs of carrying on business in these jurisdictions, and thus could adversely affect our business, operating results, cash flows, and financial condition.

We do not know (i) if the EU will once again add the Republic of the Marshall Islands to the list of non-cooperative jurisdictions, (ii) what actions the Republic of the Marshall Islands may take, if any, to remove itself from such list if it should be placed back on the list of non-cooperative jurisdictions, (iii) how quickly the EU would react to any changes in legislation or regulations of the Republic of the Marshall Islands, or (iv) how EU banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of a listed country during a period if the jurisdictions are placed on the list of non-cooperative jurisdictions. The effect of the EU list of non-cooperative jurisdictions, and any non-compliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Our amended and restated articles of incorporation include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, (a) to the fullest extent permitted by law, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine, including (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, or shareholder of the Company to the Company or the Company’s shareholders, and (iii) any action asserting a claim arising pursuant to any provision of the BCA or our amended and restated articles of incorporation or amended and restated bylaws, and (b) the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for all claims arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the Securities Act of 1933, as amended (the “Securities Act”), as applicable, and any rule or regulation promulgated thereunder, to the extent such claims would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable, and after giving effect to clause (a) above. Therefore, to the fullest extent permitted by law, we have selected the High Court of the Republic of the Marshall Islands as the exclusive forum for any derivative action alleging a violation of the Exchange Act or the Securities Act. Although our forum selection provisions shall not relieve us of our statutory duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders are not deemed to have waived our compliance with such laws, rules, and regulations, as applicable, our forum selection provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, and may increase the costs associated with such lawsuits, which may discourage lawsuits with respect to such claims. See also “—We may not achieve the intended benefits of having forum selection provision if they are found to be unenforceable.”

We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act and the rules and regulations thereunder and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act and the rules and regulations thereunder.

Our amended and restated articles of incorporation include a forum selection clause which provides that, unless we consent in writing to an alternative forum, to the fullest extent permitted by law, the High Court of the Republic of the Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine, including, among others, any derivative action or proceeding brought on behalf of the Company, and that, subject to the foregoing, the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for all claims arising under the Securities Act or Exchange Act, to the extent such claims would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable. Therefore, to the fullest extent permitted by law, we have selected the High Court of the Republic of the Marshall Islands as the exclusive forum for any derivative action alleging a violation of the Securities Act or the Exchange Act. The enforceability of similar forum selection provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provisions contained in our amended and restated articles of incorporation to be inapplicable or unenforceable (in whole or in part) in such action. For example, with respect to derivative actions arising under the Exchange Act, there is currently disagreement among federal Courts of Appeals in the United States (a circuit split between the Courts of Appeals for the Seventh and Ninth Circuits) as to whether a forum selection clause which requires that derivative actions be brought in a specified forum other than the federal courts would contravene Section 27 of the Exchange Act under certain circumstances. The circuit split follows a line of cases that analyze the enforceability of forum selection provisions in the context of derivative Securities Act and Exchange Act claims. Accordingly, the applicability of the provisions of our amended and restated articles of incorporation selecting a Marshall Islands forum for certain types of claims may be limited with respect to such claims arising under the Securities Act or the Exchange Act and, as a result, under certain such circumstances, the effect of our forum selection provisions may be uncertain. As a result, we could be required to litigate claims in multiple jurisdictions, incur additional costs with resolving such action in other jurisdictions, or otherwise not receive the benefits that we expect our forum selection provisions to provide, which could adversely affect our business, operating results, and financial condition.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside of the U.S. and substantially all of our assets and those of our subsidiaries are located outside of the U.S. In addition, our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside of the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. While we have elected to take advantage of some of the reduced reporting obligations, we are choosing to “opt-out” of the extended transition period relating to the exemption from new or revised financial accounting standards. We cannot predict if investors will find our Common Shares less attractive because we may rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of Sarbanes Oxley, or Section 404, for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We incur increased costs as a result of operating as a company that is publicly listed in the United States, and our senior management is required to devote substantial time to complying with public company regulations.

As a company publicly listed in the United States, we incur significant legal, accounting, and other expenses that we did not incur as a private company. Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Pursuant to Section 404, we are required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we may be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we are not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Additionally, on March 6, 2024, the SEC adopted final rules requiring extensive climate-related and ESG-related disclosures in companies’ annual reports and registration statements. The final rules are set forth in Release No. 33-11275. The final rules would add extensive and prescriptive disclosure items requiring companies, including foreign private issuers, to disclose climate-related risks and certain emissions. In addition, the final rules would require the inclusion of certain climate-related financial metrics in a note to companies’ audited financial statements. These rules were challenged in federal court and, in April 2024, the SEC announced that it would voluntarily stay the effectiveness of the rules pending judicial review. On February 11, 2025 acting SEC Chair Mark Uyeda directed the Commission’s staff to pause their defense of the rule and request that the Court not schedule the case for argument. It is unclear if the rules will be enforced or repealed.

We may not be able to predict the costs of implementation or any potential adverse impacts resulting from the final rules. We could incur increased costs related to the assessment and disclosure of climate-related risks. In addition, enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors.

Furthermore, as a result of the enhanced disclosure requirements of the U.S. securities laws, business and financial information that we report is broadly disseminated and highly visible to investors, which we believe may increase the likelihood of threatened or actual litigation, including by competitors and other third parties, which could, even if unsuccessful, divert financial resources and the attention of our management from our operations.

Risks Relating to our Relationship with our Manager and its Affiliates

We depend on Pavimar to manage our business.

We do not have the employee infrastructure to manage our operations and our Board of Directors has organized the provision of management services through Pavimar, under the terms of the management agreement dated November 1, 2023, between us and Pavimar, which became effective on January 18, 2024 (the “New Management Agreement”). Pavimar provides us with vessel commercial and technical management services including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. As a result, we depend upon the continued services provided by Pavimar.

We expect to derive significant benefits from our relationship with Pavimar and its affiliated companies, including our ability to compete for and enter into agreements, including charter agreements, and to expand our relationships with our existing charterers and other third parties. We would be materially adversely affected if Pavimar becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Pavimar, we cannot offer any assurances that the terms of such management agreements would be on terms as favorable to us in the long term. If Pavimar suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration;

•	secure new charters;

•	obtain insurance on commercially acceptable terms;

•	maintain satisfactory relationships with our customers, financiers and suppliers; and

•	successfully execute our growth strategy.

Pavimar is a privately held company and there is little or no publicly available information about it.

The ability of Pavimar to continue providing services for our and our subsidiaries’ benefit will depend in part on its own financial strength. Circumstances beyond our control could impair its financial strength and, because Pavimar is privately held, it is unlikely that information about Pavimar’s financial strength would become public. Any such problems affecting Pavimar could have a material adverse effect on us.

Management fees are payable to Pavimar regardless of our profitability or whether our vessels are employed.

The management fees payable to Pavimar under the terms of the New Management Agreement is payable whether or not our vessels are employed, and regardless of our profitability. We have no contractual right to reduce such fees if our profitability decreases. For more information on the management fees payable under our New Management Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Our Chairwoman and Chief Executive Officer ultimately beneficially owns and controls Pavimar and participates in other business activities not associated with us, and does not devote all of her time to our business, which could create conflicts of interest.

Our Chairwoman and Chief Executive Officer, Mrs. Ismini Panagiotidi, beneficially owns and controls Pavimar and participates in other business activities not associated with us. As a result, Mrs. Panagiotidi may devote less time to us than if she was not engaged in other business activities. Mrs. Panagiotidi’s interest and position in Pavimar could create conflicts of interest that could result in losing revenue or business opportunities or increase our expenses. Mrs. Panagiotidi or Pavimar may take actions that are not in the best interest of us or our other shareholders and conflicts of interest between them and us may arise as a result of their operation of, or investment in, businesses that compete with us. This could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Our Chairwoman and Chief Executive Officer and Pavimar may have conflicts of interest between us and Pavimar’s other clients.

Under the terms of our New Management Agreement which became effective on January 18, 2024, Pavimar provides us with vessel commercial and technical management services. Pavimar may provide similar services for vessels owned or operated by other shipping companies, and it also may provide similar services to companies with which Pavimar is affiliated. These responsibilities and relationships could create conflicts of interest between Pavimar’s performance of its obligations to us, on the one hand, and Pavimar’s performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with, among other things, the fixing of employment contracts, crewing, supply provisioning, and operations of the vessels in our fleet versus vessels owned or operated by other clients of Pavimar. In particular, Pavimar may give preferential treatment or be contractually or otherwise obligated to give preferential treatment to vessels owned or operated by other clients or affiliated companies. In addition, our Chairwoman and Chief Executive Officer beneficially owns other vessels that are not owned by us and we therefore may be competing for the same charterers and business opportunities. These conflicts of interest may have an adverse effect on our business, operating results, cash flows, and financial condition.

Risks Relating to Our Common Shares

We have issued Common Shares in the past through various transactions and we may do so in the future without shareholder approval, which may dilute our existing shareholders, depress the trading price of our securities and impair our ability to raise capital through subsequent equity offerings.

We have already sold large quantities of our Common Shares and securities convertible, exercisable, or exchangeable into Common Shares, pursuant to previous public and private offerings of our equity and equity-linked securities. For information on our outstanding Series A Preferred Shares and warrants, please see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation.”

Purchasers of the Common Shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested. In addition, we may issue additional Common Shares or other equity securities of equal or senior rank in the future in connection with, among other things, debt prepayments, future vessel acquisitions, or any future equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

As part of our business strategy, we may rely in part on issuances of equity or preferred securities, which may carry voting rights and may be convertible into Common Shares. We may issue such securities in private placements, including to related parties, or in registered offerings. Our issuance of additional Common Shares (including upon conversion, exercise, or exchange of other of our securities, including the Series A Preferred Shares or warrants) or other equity securities of equal or senior rank, or with voting rights, may have the following effects:

•	our existing common shareholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable per Common Share may decrease;

•	the relative voting strength of each previously outstanding Common Share may be diminished; and

•	the market price of our Common Shares may decline.

Future issuance of Common Shares may trigger anti-dilution provisions in our Series A Preferred Shares and warrants and affect the interests of our common shareholders.

Each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025 and until July 15, 2032, to convert all (but not a portion) of the Series A Preferred Shares beneficially held by such holder into our Common Shares at a conversion price equal to the lower of (i) $240.00 per Common Share (the “Pre-Determined Price”) (such price adjusted as a result of the one-for-40 reverse stock split effected on April 1, 2025) and (ii) the volume weighted average price of our Common Shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The Pre-Determined Price is subject to anti-dilution adjustments for events affecting our Common Shares, including but not limited to, certain issuances of additional Common Shares at a deemed price per share lower than the conversion price, stock combinations or splits, reclassifications, or other similar events.

In addition, the exercise price for each of our outstanding warrants is subject to certain anti-dilution adjustments in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation. Such anti-dilution adjustments could result in a corresponding increase in the number of Common Shares if these instruments are converted into, which could dilute the interests of our common shareholders and affect the trading price for our Common Shares. “Item 10. Additional Information—B. Memorandum and Articles of Incorporation.”

Nasdaq may delist our Common Shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

Under the Nasdaq Listing Rules, we must maintain a minimum bid price of $1.00 per share for continued listing on Nasdaq. On March 7, 2025, we received a notification from Nasdaq indicating that the closing bid price of the Company’s Common Shares was below the minimum $1.00 per share bid price requirement (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market for 30 consecutive business days and were provided with 180 calendar days to regain compliance with it.

On April 1, 2025, we effected a 1-for-forty reverse stock split (the “Reverse Stock Split”) in order to regain compliance with the Minimum Bid Price Requirement. As of April 15, 2025, the closing bid price of our Common Shares remained at $1.00 per share or higher for ten consecutive business days. As such, on April 15, 2025, we received a letter from Nasdaq confirming that we regained compliance with the Minimum Bid Price Requirement. However, the stock price of our Common Shares is volatile and we cannot assure you that our Common Shares will continue to be in compliance with the Minimum Bid Price Requirement or that we will be able to effect another reverse stock split. A continued decline in the closing price of our Common Shares on Nasdaq could result in suspension or delisting procedures in respect of our Common Shares. If our Common Shares are suspended or delisted, it would likely have an adverse effect on the liquidity of our Common Shares, decrease the market price of our Common Shares, result in the potential loss of confidence by investors, suppliers, customers, and employees, result in fewer business development opportunities, and adversely affect our ability to obtain financing for our continuing operations.

The market price of our Common Shares may be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell our Common Shares.

The market price of our Common Shares has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our share price are:

•	seasonal and quarterly variations in our operating results;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	changes in earnings estimates or the publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	the potentially thin trading market for our Common Shares, which may render them illiquid;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions;

•	systemic risks; and

•	domestic and international economic, market, and currency factors unrelated to our performance.

The stock markets in general, and the markets for dry bulk shipping and shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our Common Shares.

Additionally, there is no guarantee of a continuing public market to resell our Common Shares. We cannot assure you that an active and liquid public market for our Common Shares will continue.

A possible “short squeeze” due to a sudden increase in demand of our Common Shares that largely exceeds supply may lead to further price volatility in our Common Shares.

Investors may purchase our Common Shares to hedge existing exposure in our Common Shares or to speculate on the price of our Common Shares. Speculation on the price of our Common Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of Common Shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our Common Shares for delivery to lenders of our Common Shares. Those repurchases may, in turn, dramatically increase the price of our Common Shares until investors with short exposure are able to purchase additional Common Shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our Common Shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to our performance or prospects.

We may experience rapid and substantial share price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares.

As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups or rapid price declines, larger spreads in bid and ask prices, lower trading volume, and less liquidity than large-capitalization companies. Such volatility, including any share price run-up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares. In addition, holders of our Common Shares may experience losses, which may be material, if the price of our Common Shares declines after investors purchase our Common Shares.

Furthermore, if the trading volumes of our Common Shares are low, investors buying or selling in relatively small quantities may be able to easily influence the price of our Common Shares. Such low volume of trades could also cause the price of our Common Shares to fluctuate greatly, with large percentage changes in share price occurring in any trading day session. Holders of our Common Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Shares. As a result of this volatility, investors may experience losses on their investment in our Common Shares. A decline in the market price of our Common Shares also could adversely affect our ability to issue additional Common Shares or other securities and our ability to obtain additional financing in the future. Please also see “—The market price of our Common Shares may be subject to significant fluctuations. Further, there is no guarantee of a continuing public market to resell our Common Shares.”

As a newly incorporated company, we may not have the surplus required by law or otherwise to pay dividends. The declaration and payment of dividends will always be subject to the discretion of our Board of Directors and will depend on a number of factors. Our Board of Directors may not declare dividends in the future.

The declaration and payment of dividends is subject at all times to the discretion of our Board of Directors. The timing and amount of dividends, if any, depends on, among other things, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion plans, restrictions in loan agreements, the laws of the Republic of the Marshall Islands, where our subsidiaries are currently incorporated, the laws of the countries where future subsidiaries may be incorporated, and overall market conditions. We cannot assure you that we will declare or pay any dividends. Please also see “—Our Chairwoman and Chief Executive Officer beneficially owns 100% of our Series B Preferred Shares and has control over us.”

Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (which is essentially retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), (ii) when a company is insolvent, or (iii) if the payment of the dividend would render the company insolvent. We may not have the required surplus or net profits to pay dividends, and we may be unable to pay dividends in any anticipated amount or at all.

In addition, our ability to pay dividends to holders of our Common Shares is subject to the rights of holders of our Series A Preferred Shares, which rank prior to our Common Shares with respect to dividends, distributions, and payments upon liquidation. Under the terms of the Statement of Designation, as amended and restated, with respect to our Series A Preferred Shares, no cash dividend may be paid on our Common Shares unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Shares for all prior and the then-ending dividend periods. For further information about our Series A Preferred Shares please see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of Preferred Shares—Description of 9.00% Series A Cumulative Convertible Perpetual Preferred Shares.”

Our Chairwoman and Chief Executive Officer beneficially owns 100% of our Series B Preferred Shares and has control over us.

Our Chairwoman and Chief Executive Officer, Mrs. Ismini Panagiotidi, beneficially owns all of the 1,500,000 outstanding Series B Preferred Shares. The Series B Preferred Shares each carry 1,000 votes, which is subject to adjustment to maintain a substantially identical voting interest in the Company following certain events. The Series B Preferred Shares held by Mrs. Panagiotidi represent 40.9% of our total issued and outstanding share capital and 99.9% of the aggregate voting power of our total issued and outstanding share capital. Because Mrs. Panagiotidi beneficially owns the majority of our voting power, she has the ability to control us and our affairs, including, among other matters, the election of our Board of Directors, and has the ability to exert significant influence on corporate decisions, including with respect to, among other things, our business direction, capital structure, and dividend policy, and, as a result, the ability of our common shareholders to influence corporate matters is limited. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of Preferred Shares—Description of Series B Perpetual Preferred Shares.” The interests of Mrs. Panagiotidi may be different from your interests.

We are a “controlled company” under Nasdaq corporate governance rules and we therefore are exempt from certain corporate governance requirements that could adversely affect our public shareholders.

Since our Chairwoman and Chief Executive Officer is the beneficial owner of a majority of the voting power of our issued and outstanding share capital (for so long as she remains the beneficial owner of all of the issued and outstanding Series B Preferred Shares), we qualify as a “controlled company” under the Nasdaq listing rules. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to the board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating and corporate governance committee comprised solely of independent directors.

Following the initial public offering, we do not rely on the “controlled company” exemption. Our status as a controlled company, however, could cause our Common Shares to appear less attractive to certain investors or otherwise harm our trading price.

Anti-takeover provisions in our amended and restated articles of incorporation and amended and restated bylaws could make it difficult for our shareholders to replace or remove our current Board of Directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Common Shares.

Several provisions of our amended and restated articles of incorporation and amended and restated bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-take-over provisions could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that some shareholders may consider favorable. These provisions:

•	authorize our Board of Directors to issue “blank check” preferred stock without shareholder approval, including preferred shares with superior voting rights, such as the Series B Preferred Shares;

•	provide for a classified Board of Directors with staggered, three-year terms;

•	permit the removal of any director only for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of our capital stock entitled to vote for such director;

•	prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limit the persons who may call special meetings of shareholders; and

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at meetings of shareholders.

In addition, we have entered into a shareholders’ rights agreement that makes it more difficult for a third party to acquire us without the support of our Board of Directors. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Stockholders’ Rights Agreement” for a description of our shareholders’ rights agreement. These anti-takeover provisions, along with provisions of our shareholders’ rights agreement, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our Common Shares and your ability to realize any potential change of control premium.

Issuance of preferred shares, such as our Series B Preferred Shares and our Series C Participating Preferred Shares, may adversely affect the voting power of our common shareholders, have a dilutive effect on them and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our Common Shares.

Our amended and restated articles of incorporation currently authorize our Board of Directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders’ approval. Our Board of Directors has issued, and may in the future issue, preferred shares with voting rights superior to those of the Common Shares, such as the Series B Preferred Shares or the Series C Participating Preferred Shares, which could have a dilutive effect on our common shareholders. If our Board of Directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of Common Shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our Common Shares and our shareholders’ ability to realize any potential change of control premium.

The multi-class structure of our shares has the effect of concentrating voting control with Mrs. Panagiotidi and limiting our other shareholders’ ability to influence corporate matters.

We have a multi-class capital structure consisting of Common Shares, Series A Preferred Shares and Series B Preferred Shares. Our common shareholders are entitled to one vote for each Common Share held. Our Series A Preferred Shares have no voting rights, subject to limited exceptions, however each Series A Preferred Shares has a stated amount of $1,000 per share, and each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025 and until July 15, 2032, to convert all (but not a portion) of the Series A Preferred Shares beneficially held by such holder into our Common Shares at the applicable conversion price then in effect. The issuance of additional Common Shares upon the potential conversion of our Series A Preferred Shares could dilute the interests of our common shareholders and affect the trading price for our Common Shares. Each Series B Preferred Share has the voting power of 1,000 Common Shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to certain adjustments to maintain a substantially identical voting interest in us following the occurrence of certain events. Except as otherwise required by law or provided by our Amended and Restated Articles of Incorporation and Statement of Designation for our Series B Preferred Shares, holders of our Series B Preferred Shares and holders of our Common Shares shall vote together as one class on all matters submitted to a vote of our shareholders.

Our Chairwoman and Chief Executive Officer, Mrs. Ismini Panagiotidi, is the sole holder of our Series A Preferred Shares and Series B Preferred Shares. The Series B Preferred Shares held by Mrs. Panagiotidi represent 99.9% of the aggregate voting power of our total issued and outstanding share capital. Because Mrs. Panagiotidi beneficially owns the majority of our voting power, she has the ability to control us and our affairs, including, among other matters, the election of our Board of Directors, and has the ability to exert significant influence on corporate decisions, including with respect to, among other things, our business direction, capital structure, and dividend policy, and, as a result, the ability of our common shareholders to influence corporate matters is limited, which may adversely affect the market price for our Common Shares. Additionally, this concentrated voting control and influence may discourage transactions involving a change of control of us, including transactions in which you as a common shareholder might otherwise receive a premium for your shares. Furthermore, any future issuances of Series B Preferred Shares or other classes of shares with increased voting power may dilute the voting power of our Common Shares, which could further exacerbate the risks associated with the multi-class capital structure.

We cannot predict the impact our multi-class capital structure may have on the market price or liquidity of our Common Shares.

We cannot predict whether our multi-class capital structure will result in a lower or more volatile market price of our Common Shares, or have other adverse consequences for our shareholders. For example, certain index providers have policies that restrict or prohibit the inclusion of companies with multi-class share structures in certain of their indices. Under such policies, our multi-class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices will not be investing in our Common Shares. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment in our Common Shares by many of these funds. Additionally, the holding of low-voting stock, such as our Common Shares, may not be permitted by the investment policies of certain institutional investors, or may be less attractive to other investors. As a result, the market price or liquidity of our Common Shares could be adversely affected.

We may fail to meet the continued listing requirements of Nasdaq, which could cause our Common Shares to be delisted.

There can be no assurance that we will remain in compliance with Nasdaq’s listing qualification rules, or that our Common Shares will not be delisted, which could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Shares and could cause a default under our loan agreements and other financing arrangements.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Overview

Icon Energy Corp. is a corporation and was incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on August 30, 2023. Our principal executive offices are located at c/o Pavimar Shipping Co., 17th km National Road Athens-Lamia & Foinikos Str. 14564, Nea Kifissia, Athens, Greece and our telephone number is +30 211 88 81 300. Our website is www.icon-nrg.com. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at http://www.sec.gov. The information contained on, or that can be accessed through, http://www.sec.gov does not constitute a part of, and is not incorporated by reference into, this annual report.

We are a growth-oriented shipping company, providing worldwide seaborne transportation services for dry bulk cargoes via our fleet of oceangoing vessels. We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users. Currently, our fleet consists of one Panamax dry bulk vessel, the M/V Alfa, with a carrying capacity of approximately 77,326 dwt, and one Kamsarmax dry bulk vessel, the M/V Bravo, with a carrying capacity of approximately 81,448 dwt.

On June 11, 2024, we acquired all of the outstanding share capital of Maui, the entity that wholly owns Positano, which in turn owns M/V Alfa, from our Chairwoman and Chief Executive Officer, Mrs. Panagiotidi, in exchange for 15,000 Series A Preferred Shares, 1,500,000 Series B Preferred Shares, and 5,000 of our Common Shares, pursuant to the Exchange Agreement. Maui was incorporated on October 27, 2022, under the laws of the Republic of the Marshall Islands. On May 3, 2023, Maui entered into a deed of transfer of shares with the shareholders of Positano by which all outstanding shares of Positano were transferred to Maui. Positano was incorporated on February 1, 2021, under the laws of the Republic of the Marshall Islands. These transactions were accounted for as transactions between entities under common control. All references in this annual report to us when used in a historical context prior to June 11, 2024, refer to our predecessor companies, Maui and Positano.

In July 2024, we completed our underwritten initial public offering of 31,250 Common Shares, at $160.00 per share, raising gross proceeds of $5,000,000, and our Common Shares commenced trading on the Nasdaq Capital Market under the symbol “ICON.”

We have a multi-class capital structure consisting of Common Shares, Series A Preferred Shares, and Series B Preferred Shares. Our common shareholders are entitled to one vote for each Common Share held. Our Series A Preferred Shares have no voting rights, subject to limited exceptions, however each Series A Preferred Share has a stated amount of $1,000 per share, and each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025, and until July 15, 2032, to convert all (but not a portion) of the Series A Preferred Shares beneficially held by such holder into our Common Shares at the applicable conversion price then in effect. The issuance of additional Common Shares upon the potential conversion of our Series A Preferred Shares could dilute the interests of our common shareholders and affect the trading price for our Common Shares. Each Series B Preferred Share has the voting power of 1,000 Common Shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to certain adjustments to maintain a substantially identical voting interest in us following the occurrence of certain events. Except as otherwise required by law or provided by our Amended and Restated Articles of Incorporation and Statement of Designation for our Series B Preferred Shares, holders of our Series B Preferred Shares and holders of our Common Shares shall vote together as one class on all matters submitted to a vote of our shareholders. Please see “Item 10. Additional Information—Memorandum and Articles of Incorporation” for further information regarding our capital structure, and the rights, including the voting rights, privileges, and preferences of the holders of our shares.

Our Chairwoman and Chief Executive Officer, Mrs. Ismini Panagiotidi, is the sole holder of our Series A Preferred Shares and Series B Preferred Shares. The Series B Preferred Shares held by Mrs. Panagiotidi represent 99.9% of the aggregate voting power of our total issued and outstanding share capital. Since Mrs. Panagiotidi beneficially owns the majority of our voting power, she has the ability to control us and our affairs, including, among other matters, the election of our Board of Directors and, as a result, the ability of our common shareholders to influence our corporate matters is limited.

Recent Developments

Common Shares and Warrants Offering

In January 2025, we completed a registered public offering of 229,007 units (such number retroactively adjusted for the one-for-forty reverse stock split effected on April 1, 2025) containing Common Shares and warrants, raising gross proceeds of $12.0 million (the “January 2025 Offering”). The Common Shares and warrants were immediately separable and were issued separately at closing of the offering. As of April 24, 2025, we have issued 1,920,000 Common Shares in connection with the exercise of such warrants, and the remaining warrants outstanding may be exercised for up to 49 Common Shares. For a description of the warrants, please see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Warrants—Class A Common Share Purchase Warrants.”

Nasdaq Minimum Bid Price

On March 7, 2025, we received a notification from Nasdaq indicating that the closing bid price of our Common Shares was below the Minimum Bid Price Requirement for continued listing on the Nasdaq Capital Market.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were provided with a grace period of 180 calendar days, or until September 3, 2025, to meet the Minimum Bid Price Requirement. On April 1, 2025, we effected the Reverse Stock Split to regain compliance with the Minimum Bid Price Requirement. As of April 15, 2025, the closing bid price of our Common Shares remained at $1.00 per share or higher for ten consecutive business days. As such, on April 15, 2025, we received a letter from Nasdaq confirming that we regained compliance with the Minimum Bid Price Requirement.

Reverse Stock Split

On April 1, 2025, we effected a one-for-forty reverse stock split. Our shareholders approved the Reverse Stock Split at the annual meeting of shareholders held on March 17, 2025. Pursuant to the Reverse Stock Split, Common Shares outstanding were reduced from 87,410,311 shares to 2,185,230 shares (which reflects adjustments for fractional share settlements). The total number of authorized Common Shares and the par value were not adjusted as a result of the Reverse Stock Split. The Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company to effect the Reverse Stock Split is included as Exhibit 3.1 to the Form 6-K filed with the SEC on April 1, 2025.

Fleet Expansion

On March 21, 2025, we entered, through a separate wholly-owned subsidiary, into a definitive agreement with an unaffiliated third party to bareboat charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt, as well as a time charter-out contract with an unaffiliated dry bulk operator, securing the employment of the same vessel for a period of 9 to 12 months. We intend to operate the vessel under the name Charlie and expect to take delivery between May and August 2025, subject to the satisfaction of certain customary closing conditions. We made an advance payment of $2.75 million and will pay an additional $2.75 million upon delivery, followed by a hire rate of $7,500 per day over a three-year bareboat charter period. At the end of that period, we have the option to purchase the vessel for $18.0 million.

Dividend

On April 22, 2025, our Board of Directors approved a cash dividend of $0.07 per Common Share for the fourth quarter of 2024, payable on or around May 30, 2025, to all common shareholders of record as of May 16, 2025.

B.	Business Overview

Our Company

We are a growth-oriented shipping company, providing worldwide seaborne transportation services for dry bulk cargoes via our fleet of oceangoing vessels. We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users. Upon completion of our initial public offering in July 2024, we owned one Panamax dry bulk vessel, the M/V Alfa, with a carrying capacity of approximately 77,326 dwt, built in Japan in 2006. On September 23, 2024, we successfully took delivery of our second dry bulk vessel, the M/V Bravo, a Kamsarmax dry bulk carrier with a carrying capacity of approximately 81,448 dwt, built in Japan in 2007. Both vessels are employed by an international commodity trading conglomerate, earning hire at floating daily rates linked to the Baltic Panamax Index. On March 21, 2025, we entered into a definitive agreement to bareboat charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. We intend to operate the vessel under the name Charlie and expect to take delivery of the vessel between May and August 2025. Upon delivery, the vessel will be employed by a reputable dry bulk operator, for a period of 9 to 12 months, at a floating daily hire rate linked to the Baltic Supramax Index.

Employment of Our Fleet

We intend to charter our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (either index-linked or fixed rate) or voyage charters, depending on market conditions, opportunities available to us, and other strategic and tactical considerations. Our two vessels are currently employed by international commodity trading conglomerates, on time charters expiring between August 2025 and February 2026, at floating daily hire rates linked to the Baltic Panamax Index. Furthermore, we have entered into a definitive agreement to bareboat charter-in, with an option to eventually purchase, a third vessel which is expected to be delivered to us between May and August 2025. Upon delivery, the vessel will be employed by a reputable dry bulk operator, for a period of 9 to 12 months, at a floating daily hire rate linked to the Baltic Supramax Index. The vessels’ time charters contain customary events of termination, such as violation of applicable sanctions, the outbreak of war or actual hostilities in certain countries and certain insolvency events.

Set forth below are brief descriptions of the main types of charters under which our vessels may be employed:

•
Time Charter. A time charter is a contract to charter a vessel for a predetermined period of time. Typically, under time charter arrangements, the charterer pays a charter hire in regular intervals based on a daily rate and will be responsible for substantially all voyage expenses, such as port dues, canal tolls and bunker fuel costs, and any other expenses related to the cargoes. The owner of the vessel remains responsible for vessel operating expenses, such as costs for crewing, provisions, stores, lubricants, insurance, maintenance, and repairs, as well as costs for drydocking and intermediate and special surveys.

•
Spot Voyage or Voyage Charter. A spot voyage or voyage charter is a contract to carry out a single voyage to transport an agreed quantity and type of cargo between certain ports or geographical regions. Typically, the charterer pays an agreed upon lumpsum amount, and the owner bears substantially all vessel operating expenses and voyage expenses.

Management of Our Company and Our Fleet

Overall responsibility for the management of Icon Energy rests with our Board of Directors. Our Board of Directors has organized the provision of management services through Pavimar, a ship management company controlled by our Chairwoman and Chief Executive Officer, Mrs. Ismini Panagiotidi, under the terms of the New Management Agreement which became effective on January 18, 2024. Pavimar operates on the same principles and draw upon the expertise of Pavimar S.A., an integrated vessel commercial and technical manager incorporated in the Republic of the Marshall Islands, also controlled by our Chairwoman and Chief Executive Officer. Founded in 2014, Pavimar S.A. has successfully managed over 50 vessels across the dry bulk, tanker and container sectors, has built a reputation for reliability, and is well-established and regarded within the international shipping community.

Pavimar provides us with vessel commercial and technical management services including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. Prior to the effectiveness of our New Management Agreement, similar services were provided to us by Pavimar S.A.

The International Dry Bulk Shipping Industry

The shipping industry is often referred to as the backbone of international trade and the global economy, and it is estimated that over 80% of traded goods are carried by sea. Goods that are non-liquid, granular, or solid, usually in their raw or unprocessed form, are commonly described as “dry bulk” and are fundamental to manufacturing, construction, agriculture, and energy production. Dry bulk goods include “major bulks” such as iron ore, coal, and grains, and “minor bulks” such as bauxite, steel, sugar, fertilizers, cement, and scrap metal. A dry bulk vessel, or dry bulk carrier, is a type of ship designed and constructed to transport such cargoes across global shipping routes.

Dry bulk vessels come in various sizes and configurations and, although these terms are not precisely defined, are frequently grouped into the following primary categories:

Category	Carrying capacity
Handysize/Handymax	20,000-49,000 dwt
Supramax/Ultramax	50,000-66,000 dwt
Panamax/Kamsarmax	70,000-82,500 dwt
Post Panamax/Mini Cape	90,000-120,000 dwt
Capesize/Newcastlemax	120,000+ dwt

Demand for dry bulk vessels derives from, and fluctuates in line with, the underlying supply and demand dynamics of the commodities they carry, and the geographical dislocation between production regions and consumption centers around the world. Supply of dry bulk vessels refers to the total number of such vessels in service and is influenced by newbuilding orders, vessel scrapping activity, service speeds, port congestion, vessel lay-ups, trading patterns, and other factors which are ultimately driven by the overall economic and market conditions, regulatory changes, global geopolitical events, capital availability, and market sentiment.

Over the years, the dry bulk market has demonstrated cyclicality, seasonality, and increased volatility. One of the main benchmarks used by market participants to monitor the dry bulk market is the BDI, a composite of the dry bulk time charter averages published daily by the Baltic Exchange, a reputable and leading source of independent maritime market data. The index provides a continuous timeseries since 1985 and has exhibited significant volatility over short time spans, including declines of over 90% during the global financial crisis and COVID-19. The index reached its highest level of 11,793 in May 2008 and its lowest of 290 in February 2016, which represents a decline of approximately 98%. In the preceding and following years volatility was less extreme, although there were still multiple instances where the index decreased or increased by more than 50% in short periods of time.

During 2023, demand for major bulk imports into China was particularly strong, whereas most minor bulk imports experienced a slowdown. Outside China, geopolitical and macroeconomic uncertainty dampened demand, especially for construction-related materials. As a result, although trade routes into China were well supported, other regions struggled. The market recovered towards the end of 2023 and into 2024, spurred by escalating disruptions in major sea canals. Regional hostilities at the Suez Canal and the Red Sea hampered safe navigation, while historically low water levels in the Panama Canal forced capacity restrictions. Consequently, most vessels opted for longer routes via the Cape of Good Hope, boosting ton-mile demand and driving charter rates higher in the first half of 2024. However, these disruptions gradually eased since then and other factors weighed on charter rates during the second half of 2024. Exports from Brazil and Argentina were below expectations, while China accelerated imports from the U.S. Gulf (shorter voyage duration than South America), possibly in anticipation of potential policy shifts under the Trump administration in 2025. Additionally, low port congestion in major hubs reduced market inefficiencies, contributing to the subdued charter rates in the latter half of 2024 compared to earlier in the year. Despite these pressures, overall seaborne trade volumes continued to grow, reflecting the resilience of global dry bulk shipping.

Competition

We operate in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other independent and state-owned dry bulk vessel owners. Competition for the transportation of dry bulk cargoes by sea is intense and depends on the price, location, size, age, condition, and acceptability of a vessel and her operators to the charterers. We believe that no single competitor or cartel has a dominant position in or influences the markets in which we compete.

Customers

Currently, both our vessels are employed by an international trading conglomerate and we rely upon one charterer for all of our revenue.

Seasonality

We operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending March 31 and June 30, and, conversely, our revenues may be stronger in fiscal quarters ending September 30 and December 31.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry), terminal operators and charterers. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that our vessels are currently compliant in all material respects with applicable regulations and have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. Such conventions, laws, and regulations frequently change and, therefore, we cannot predict the ultimate implementation and compliance cost of these requirements, or the impact of these requirements on our business, operating results, cash, flows, and financial condition, and on the resale value or useful lives of our vessels, which may be material and adverse. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

In 2013, the IMO’s Marine Environmental Protection Committee, or the MEPC, adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014 and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. Additional amendments to the ESP Code took effect on July 1, 2024, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and requiring that bulk carriers meet designated ballast tank coating condition ratings with respect to the double-skin void spaces at such annual surveys.

We believe that our vessels are currently compliant in all material respects with applicable regulations and have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. Such conventions, laws, and regulations frequently change and, therefore, we cannot predict the ultimate implementation and compliance cost with these requirements, or the impact of these requirements on our business, operating results, cash flows, and financial condition, and on the resale value or useful lives of our vessels, which may be material and adverse.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Additional amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information became effective on May 1, 2024. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area, and United States Caribbean Sea area. Recently at the MEPC 78, the IMO approved a proposal for a new ECA for the Mediterranean Sea as a whole. These amendments entered into force on May 1, 2024, but ships operating in this ECA will be exempted from compliance with the 0.10% m/m sulfur content standard for fuel oil until July 1, 2025. MEPC 82 adopted additional amendments to Annex VI designating the Canadian Arctic and the Norwegian Sea as ECAs, which will become effective on March 1, 2026. Ocean-going vessels in these areas are subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective on May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. In March 2024, MEPC 81 agreed on a draft outline of an “IMO net-zero framework” for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures, which are expected to be adopted in 2025. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.

Amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA, the U.S. Caribbean Sea ECA, and other ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including Northwest European waters, Baltic Sea area, Western European waters, and Norwegian Sea), came into effect in January 2021.

Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018, and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO used such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. Amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information, became effective on May 1, 2024.

MARPOL mandates certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We believe that our vessels are currently compliant in all material respects with applicable regulations and have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. Such conventions, laws, and regulations frequently change and, therefore, we cannot predict the ultimate implementation and compliance cost with these requirements, or the impact of these requirements on our business, operating results, cash flows, and financial condition, and on the resale value or useful lives of our vessels, which may be material and adverse.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels, and result in a denial of access to, or detention in, certain ports. Amendments to certain SOLAS chapters entered into force on January 1, 2024, which are intended to complete the work on modernization of the Global Maritime Distress and Safety System.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024.

Effective July 1, 2024, new SOLAS Chapter XV, and the associated International Code of Safety for Ships Carrying Industrial Personnel, or IP Code, aim to provide minimum safety standards for ships carrying industrial personnel, and address specific risks of maritime operations within the offshore and energy sectors.

In 2013, the IMO’s Marine Environmental Protection Committee, or MEPC, adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Program of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. The USCG finalized a rule on January 17, 2025 to establish minimum cybersecurity requirements for U.S.-flagged vessels, Outer Continental Shelf facilities, and facilities subject to the Maritime Transportation Security Act of 2002 (MTSA), requiring the development and maintenance of a cybersecurity plan. The rules will become effective on July 16, 2025.

We believe that our vessels are currently compliant in all material respects with applicable regulations and have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. Such conventions, laws, and regulations frequently change and, therefore, we cannot predict the ultimate implementation and compliance cost with these requirements, or the impact of these requirements on our business, operating results, cash flows, and financial condition, and on the resale value or useful lives of our vessels, which may be material and adverse.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, which entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms, or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020, shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020, must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS that is compliant with USCG regulations. Amendments to the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, entered into force on February 1, 2025. Costs of compliance with these regulations may be substantial. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager, or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

We believe that our vessels are currently compliant in all material respects with applicable regulations and have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. Such conventions, laws, and regulations frequently change and, therefore, we cannot predict the ultimate implementation and compliance cost with these requirements, or the impact of these requirements on our business, operating results, cash flows, and financial condition, and on the resale value or useful lives of our vessels, which may be material and adverse.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention entered into force in September 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the antifouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing cybutryne from January 1, 2023.

We believe that our vessels are currently compliant in all material respects with applicable regulations and have all material permits, licenses, certificates, or other authorizations necessary for the conduct of our operations. Such conventions, laws, and regulations frequently change and, therefore, we cannot predict the ultimate implementation and compliance cost with these requirements, or the impact of these requirements on our business, operating results, cash flows, and financial condition, and on the resale value or useful lives of our vessels, which may be material and adverse.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this annual report, our vessels are ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories, and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating, or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally, and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God, or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)     injury to, destruction or loss of, or loss of use of natural resources and related assessment costs;

(ii)    injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)   loss of subsistence use of natural resources that are injured, destroyed, or lost;

(iv)   net loss of taxes, royalties, rents, fees, or net profit revenues resulting from injury, destruction, or loss of real or personal property, or natural resources;

(v)    lost profits or impairment of earning capacity due to injury, destruction, or loss of real or personal property or natural resources; and

(vi)    net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety, or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. Effective March 2023, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction, or operating regulation by a responsible party (or its agent, employee, or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal, and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God, or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction, or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer, or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. Compliance with any new requirements of OPA and other environmental laws, and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, that could have an adverse effect on our business, operating results, cash flows, and financial condition.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. On December 30, 2022, the EPA and U.S. Army Corps of Engineers announced the revised WOTUS rule, which was published on January 18, 2023, In August 2023, the EPA and Department of the Army issued a final rule to amend the revised WOTUS definition to conform the definition of WOTUS to the U.S. Supreme Court’s interpretation of the Clean Water Act in its decision dated May 25, 2023. This final rule became effective September 8, 2023, and operates to limit the Clean Water Act. On March 12, 2025, the EPA announced it would work with the U.S. Army Corp of Engineers further to review the definition of WOTUS further to the U.S. Supreme Court’s interpretation and undertake a rulemaking process to revise the definition of WOTUS. During the rulemaking process, the EPA advised it would provide guidance implementing the pre-2015 definition of WOTUS.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, and requires that the USCG develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. On October 18, 2023, the EPA published a Supplemental Notice to the Vessel Incidental Discharge National Standards of Performance, which shares new ballast water information that the EPA received from the USCG. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges and on October 9, 2024, these Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Until such regulations are final, effective, and enforceable, vessels will continue to be subject to the VGP 2013 requirements and USCG ballast water regulations, including USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. Any upcoming rule changes may have a financial impact on our vessels and may result in our vessels being banned from calling in the U.S. in case compliance issues arise.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly, or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, among other things, emission and consumption) governs the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on March 1, 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting, and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector, or ETS, which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation which came into force on January 1, 2025, and which requires all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2026, as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth.  More specifically, ETS is to apply gradually over the period from 2024 to 2026. For instance, 40% of ETS allowances would have to be surrendered in 2025 for the year 2024; 70% of ETS allowances would have to be surrendered in 2026 for the year 2025; and 100% of ETS allowances would have to be surrendered in 2027 for the year 2026. Compliance is to be on a company-wide (rather than per ship) basis and “shipping company” is defined broadly to capture both the ship owner and any contractually appointed commercial operator/ship manager/charterer. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances will be auctioned and there will be no free allocation. 78.4 million emissions allowances are allocated specifically to maritime. From a risk management perspective, new systems, including personnel and data management systems, costs recovery mechanisms, revised service agreement terms, and emissions reporting procedures will have to be put in place, at potentially significant cost, to prepare for and manage the administrative aspect of ETS compliance.

The first compliance deadline for submission of FuelEU Monitoring Plans by shipping companies under FuelEU was August 31, 2025. The next challenge for shipping companies is to avoid incurring penalties under FuelEU by either purchasing compliant fuels and/or vessels or by entering into pooling agreements with other shipping companies in order to continue to satisfy compliance requirements. Preparing and implementing a robust compliance strategy for FuelEU is critical to mitigate potential risk of missing future compliance deadline and exposure to regulatory and commercial liability.

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. The Hong Kong Convention was recently ratified and is due to enter into force on June 26, 2025. The EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from December 31, 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and will enter into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

The new EU Waste Shipment Regulation 2024/1157 came into effect on May 20, 2024, and seeks to clarify the legal framework applicable to the recycling of EU-flagged ships. Ships can now be recycled in recycling facilities located outside of the OECD if they meet the requirements of the SRR and are added to the EU list. Furthermore, the new Environmental Crime Directive 2024/1203 also came into effect on May 20, 2024, and makes it an offense punishable by substantial fines for unlawful recycling of ships that fall within the scope of SRR. Member states have two years to implement this directive.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag, as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.

EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). EU member states have 18 months to integrate it into national law. The CSRD will create new, detailed sustainability reporting requirements and will significantly expand the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures will go beyond environmental and climate change reporting to include social and governance matters (e.g., respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it will require disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD will begin to apply for financial years starting in 2024 to large EU and non-EU undertakings subject to certain financial and employee thresholds being met. New systems, including personnel and data management systems, and reporting procedures will have to be put in place, at significant cost, to prepare for and manage the administrative aspect of CSRD compliance. We note that following the publication of the Omnibus package of proposals on February 26, 2025 which are designed to simplify EU regulations and cut red tape, the application of all reporting requirements in the CSRD for companies that are due to report in 2026 and 2027 is postponed and to 2028. If implemented into law, the Omnibus package will simplify compliance for SMEs and all companies with up to 1,000 employees and 50 million turnover will be outside the scope of the CSRD. For the companies in scope (above 1,000 employees and 50 million turnover), the Commission will adopt a delegated act to revise and simplify the existing sustainability reporting standards (ESRS). The proposed provisions in CSRD also create a derogation for companies with more than 1,000 employees and a turnover below EUR 450 million by making the reporting of Taxonomy voluntary, and also, put a stronger emphasis on transition finance by introducing the option of reporting on partial Taxonomy-alignment.

A new Corporate Sustainability Due Diligence Directive (“CSDDD”) has also been proposed as part of the Fit for 55 package to establish a corporate due diligence duty. Though the European Parliament agreed on its negotiating position on the European Commission’s proposal for CSDDD on June 1, 2023, the same was later rejected. Following numerous postponements and difficulty reaching agreement, the Belgian presidency put forward the “final” compromise text in April 2024, although certain provisions were further altered after receiving pressure from a number of member states. The primary change of the changes proposed and accepted by member states relates to thresholds and scope. The number of employees was raised from 500 to 1,000 and the turnover threshold was raised from €150 million to €450 million, which means that only a third of companies will be covered by the law as compared to what was contemplated in the initial proposal. The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. The new rules will ensure that businesses address adverse impacts of their actions, including in their value chains inside and outside of Europe. CSDDD will also apply to large companies. Companies that do not meet the CSDDD thresholds will still likely be impacted indirectly because their larger customers will require human rights and environmental data to be disclosed to enable their compliance. New systems, including personnel and data management systems, and reporting procedures, will have to be implemented, at significant cost, to prepare for and manage the administrative aspect of CSDDD compliance, which will likely commence in 2025. We note that as a result of the Omnibus package of proposals, as discussed above, the CSDDD too is likely to be delayed by a year or two.

International Labor Organization

The International Labor Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. On January 20, 2025, President Trump signed an executive order initiating the United States’ withdrawal from the Paris Agreement; the withdrawal process will take at least one year to complete.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved.

At MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which revoked the 2018 initial strategy. The 2023 IMO GHG Strategy identifies a number of levels of ambition, including: (1) decline of carbon intensity through further improvement of the energy efficiency for new ships; (2) decline of carbon intensity of international shipping, to reduce CO2 emissions by at least 40% by 2030, compared to 2008, and by at least 70% by 2040; (3) uptake of zero or near-zero GHG emission technologies, fuels, and energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emission by or around 2050. MEPC 81 took place in March 2024 at which MEPC 81 agreed on an illustration of a possible draft outline of an “IMO net-zero framework” for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero.

At MEPC 70 in October 2016, a mandatory data collection system (DCS) was adopted which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching, and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV, which applies since 2018, and the IMO DCS, which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on February 4, 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.

IMO’s MEPC 76 adopted amendments to MAPROL Annex VI that will require ships to reduce their greenhouse gas emissions. Effective from January 1, 2023, the Revised MARPOL Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating). MEPC 76 also adopted guidelines to support implementation of the amendments. MEPC 79 adopted amendments to Annex VI to revise the IMO DCS and reporting requirements in connection with the implementation of the EEXI and the CII framework, which amendments became effective on May 1, 2024.

In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the “Fit for 55” (described above) to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023 on the proposal and, in December 2023, issued a final rule to sharply reduce emissions of methane and other air pollutants from oil and natural gas operations, including storage vessels. In 2024, the EPA issued a final Waste Emissions Charge rule to reduce methane emissions, applicable to waste emissions from high-emitting oil and gas facilities. On March 14, 2025, a Congressional resolution, signed by President Trump, disapproved the 2024 Waste Emissions Charge Rule, such that it is no longer in effect.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S., or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA. For example, the USCG finalized a rule on January 17, 2025 to establish minimum cybersecurity requirements for U.S.-flagged vessels, Outer Continental Shelf facilities, and facilities subject to the  MTSA, requiring the development and maintenance of a cybersecurity plan. The rules will become effective on July 16, 2025.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed, and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered, and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden, the Red Sea, and Arabian Sea areas. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly and negatively affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, DNV, Lloyd’s Register of Shipping, Bureau Veritas).

A vessel must undergo annual surveys, intermediate surveys, dry-dockings, and special surveys. Every vessel is also required to undergo inspection of her underwater parts every 30 to 36 months that either requires drydocking or is deemed satisfied by the classification society through a diving survey, propeller inspection, tails shaft bearing clearance, and overall hull condition, all of which are verified in the presence of a class surveyor. In any case, every vessel has to be drydocked at least once every 60 months. If any vessel does not maintain her class or fails any annual survey, intermediate survey, drydocking, or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which will have a material adverse impact on our business, operating results, cash flows, and financial condition.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators, and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurances

We maintain marine hull and machinery and war risks insurances, which include the risk of actual or constructive total loss, for our vessels. Our vessels are covered up to at least its fair market value with a deductible of $125,000 per incident. We also maintain increased value coverage for our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance, provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, such as fixed and floating objects, pollution arising from oil or other substances, salvage, towing, and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our coverage limit is as per the rules of the International Group of P&I Clubs, or the International Group, where there are standard sub-limits. The twelve P&I Associations that comprise the International Group insure approximately 90% of the world’s ocean-going tonnage and have entered into a pooling agreement to reinsure each association’s liabilities in excess of each association’s own retention of $10.0 million up to, currently, approximately $8.9 billion. As a member of P&I Associations, which are a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our vessels. The kinds of permits, licenses, and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew, and the age of the vessel. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C.	Organizational Structure

Icon Energy Corp. was incorporated under the laws of the Republic of the Marshall Islands on August 30, 2023, with our principal executive offices being located at Pavimar Shipping Co., 17th km National Road Athens-Lamia & Foinikos Str. 14564, Nea Kifissia, Athens, Greece. We own our vessels through wholly owned subsidiaries, either directly or indirectly.

A list of our subsidiaries and their respective countries of incorporation is provided as Exhibit 8.1 to this annual report on Form 20-F.

D.	Property, Plants and Equipment

We do not own or lease any material properties other than our vessels. We maintain our principal executive offices at c/o Pavimar Shipping Co., 17th km National Road Athens-Lamia & Foinikos Str. 14564, Nea Kifissia, Athens, Greece. Other than our vessels, we do not have any material property. See “Item 4. Information on the Company—B. Business Overview—Our Company” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.” This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information—D. Risk Factors.”

Overview

We are a growth-oriented shipping company, providing worldwide seaborne transportation services for dry bulk cargoes via our fleet of oceangoing vessels. We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users. We currently own a fleet of two dry bulk vessels and have entered into a definitive agreement to bareboat charter-in, with an option to eventually purchase, a third. We expect to take delivery of this vessel between May and August 2025.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

We are choosing to take advantage of these reduced burdens, save for the exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies. We are choosing to “opt out” of such extended transition period and will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Factors Affecting our Results of Operations

We believe the principal factors affecting our results of operations are the underlying supply and demand dynamics of the commodities our vessels carry, the number of vessels competing for those cargoes, and ultimately the overall economic and market conditions, regulatory changes, global geopolitical events, capital availability, and market sentiment. Other key factors that are fundamental to our business, operating results, cash flows and financial condition include:

•	the number of vessels in our fleet;

•	our customer relationships;

•	our access to capital required to acquire additional vessels and implement our business strategy;

•	our ability to acquire and sell vessels at prices we deem satisfactory; and

•	our and our vessels’ manager ability to:

o	successfully utilize and employ our vessels at economically attractive rates;

o	effectively and efficiently manage our vessels and control vessel operating costs; and

o	ensure compliance with regulations, environmental, health and safety standards applicable to our business.

In addition to those factors described above, our results of operations have been, and are expected to continue to be, affected by a range of material events and uncertainties many of which are beyond our control. Therefore, it is reasonable likely that the reported financial information is not necessarily indicative of our future operating results or future financial condition. Please also read “Item 3. Key Information—D. Risk Factors” and “Item 4. Information on the Company - B. Business Overview.”

Components of our Operating Results

Operating segments. We transport dry bulk cargoes along global shipping routes through our ownership and operation of dry bulk vessels. We have identified our Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statement of (loss)/income to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. Also, when we charter a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. Additionally, the vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. As a result, we have identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in the consolidated balance sheets. The significant expense category of our sole reportable segment is vessel operating expenses as reported on the consolidated statement of (loss)/income. We, based on the principles of ASC 280 — “Segment Reporting”, believe that disaggregating into more than one reportable segment, would not be meaningful or informative.

Vessel revenues. We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users.

The main charter contract types are (i) voyage charters, also known as spot voyages, where the owner and charterer agree to carry out a single voyage to transport an agreed quantity of cargo between certain ports or geographical regions, (ii) time charters, where the charterer agrees to hire a vessel for a predetermined period of time with the operational responsibility of the vessel remaining with the owner, and (iii) bareboat charters, where a vessel is fully leased to a charterer, including all operational responsibility.

Our vessels are currently employed by an international commodity trading conglomerate, on time charters expiring between August 2025 and February 2026, earnings hire at floating daily rates linked to the Baltic Panamax Index. Furthermore, we have entered into a definitive agreement to bareboat charter-in, with an option to eventually purchase, a third vessel which is expected to be delivered to us between May and August 2025. Upon delivery, the vessel will be employed by a reputable dry bulk operator, on a time charter, for a period of 9 to 12 months, at a floating daily hire rate linked to the Baltic Supramax Index.

Voyage expenses. Voyage expenses primarily consist of bunker fuel consumption, port dues, canal tolls, brokerage and commercial management commissions, and other expenses directly associated to the performance of a particular charter. Apart from commissions, voyage expenses mainly arise from voyage charters, or when a vessel is repositioning or unemployed. In such cases voyage expenses are borne by us. Conversely, when a vessel is employed under a time charter, substantially all voyage expenses are paid by the charterers, save for commissions.

Furthermore, in time charters, bunker fuel remaining on board the vessel on commencement of the charter is sold to charterers and then repurchased on completion. This may result in gains or losses equal to the difference between the book value of bunker fuel and the value for which such bunker fuel is sold to charterers. These gains or losses, if any, are reported under other operating income.

Vessel operating expenses. Vessel operating expenses reflect the costs to operate and maintain our vessels and primarily consist of manning costs, vessel insurance premiums, repairs and maintenance, machinery lubricants, spares, stores, and ancillary expenses.

Management fees. Management fees are paid in exchange for certain corporate administration functions, and vessel commercial and technical management services. Our Board of Directors has organized the provision of management services through Pavimar, a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975. Pavimar is controlled by our Chairwoman and Chief Executive Officer. Pursuant to the management agreement, which became effective on January 18, 2024, Pavimar provides us with vessel commercial and technical management services, including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. Prior to January 18, 2024, similar services were provided to us by Pavimar S.A., a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975, also controlled by our Chairwoman and Chief Executive Officer.

In our results of operations, the technical management fees, commercial management commissions, and sale or purchase commissions, are reported under “management fees,” “voyage expenses,” and “vessel cost” or “gain/loss on sale of vessels,” respectively.

General and administrative expenses. General and administrative expenses include expenses associated with being a public company, such as stock exchange fees, regulatory and compliance costs, investor relations, and incremental director and officer liability insurance premiums. General and administrative expenses also include general corporate expenses, audit, legal, advisory and other professional fees, directors’ remuneration, and compensation for our executives and corporate secretary. Pavimar S.A. provided us with the services of our Chief Executive Officer and Chief Financial Officer pursuant to a services agreement (the “Services Agreement”) dated October 1, 2023, which was novated to Pavimar on January 18, 2024, on the same terms. The compensation payable under that Services Agreement was originally $12,000 per annum, and was amended and restated on April 1, 2024, to include the services of our corporate secretary for an additional fee of $2,000 per annum, commencing on July 11, 2024, the date our registration statement on form F-1 in connection with our initial public offering was declared effective by the SEC.

Vessel’s depreciation. Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard.

Amortization of drydocking costs. Vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 to 60 months to coincide with the renewal of the related compliance certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. Drydocking and special survey costs are accounted for under the deferral method, whereby the costs incurred are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs qualifying for deferral mainly relate to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works, as well as lodging and subsistence of personnel dispatched to the yard site to supervise. If a drydocking and/or a special survey is performed prior to its originally scheduled date, any remaining unamortized balance from previous events is immediately expensed. Unamortized balances of vessels that are sold are also written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Interest and finance costs. Interest and finance costs primarily consist of interest expense incurred under our loan agreements or other financing arrangements, as well as finance costs related to entering into new or amending existing loan agreements or other financing arrangements, including arrangement, advisory, legal, and other fees and expenses. Finance costs are deferred and amortized over the life of the related loan or financing arrangement using the effective interest method. Unamortized deferred finance costs relating to loans or other financing arrangements repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period of such repayment or refinancing. Please see “—B. Liquidity and Capital Resources—Our Borrowing Activities” below for additional information relating to our existing loan agreement.

Interest income. Interest income reflects the interest earned on our cash, cash equivalents and restricted cash deposits.

Critical Accounting Policies

Critical accounting policies are those that are both most important to the portrayal of our financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. We have described in “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” our critical accounting estimates, because they potentially result in material different results under different assumptions and conditions. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this annual report.

A.	Operating Results

Results of Operations

Results of Operations for the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023.

	Year ended December 31,
(in thousands of U.S. dollars)	2024	2023
Revenue, net	$5,309	$4,476
Voyage expenses	(335)	(162)
Vessel operating expenses	(2,377)	(1,880)
Management fees	(440)	(274)
General and administrative expenses	(345)	(18)
Depreciation expense	(1,130)	(680)
Amortization of deferred drydocking costs	(512)	(357)
Interest and finance costs	(452)	(3)
Interest income	72	56
Other (costs)/income, net	—	(3)
Net (loss)/income	$(210)	$1,155

Revenues, net.  Throughout 2024 and 2023, our vessels operated under index-linked time charters. The increased revenue amount of 2024 compared to 2023 is primarily due to the acquisition of M/V Bravo in September 2024, which led to a higher number of Operating Days. The resulting increase in revenue, net was partly offset from the year-over-year decline in the dry bulk charter market rates, and the M/V Alfa, which was temporarily taken out of service for her scheduled drydocking. Overall, revenue, net increased by 19% reaching $5.3 million, up from $4.5 million in the comparable period.

Voyage expenses, net. The increase in voyage expenses, from $0.2 million in 2023 to $0.3 million in 2024, was primarily driven by costs related to positioning the M/V Alfa for her scheduled drydocking, the delivery of the M/V Bravo, and the overall increase in Operating Days in 2024 compared to 2023.

Vessel operating expenses. The increase in operating expenses, from $1.9 million in 2023 to $2.4 million in 2024, was driven by the overall increase in Ownership Days in 2024 compared to 2023.

Management fees. The increase in management expenses, from $0.3 million in 2023 to $0.4 million in 2024, was primarily driven by the overall increase in Ownership Days in 2024 compared to 2023. Additionally, the management agreement with Pavimar S.A. was terminated on January 18, 2024, and in accordance with its terms, the management fee payable to Pavimar S.A. continued to be payable for a further period of three calendar months from the termination date to enable Pavimar S.A. to finalize all outstanding matters, which further increased the management fees in 2024 compared to 2023.

General and administrative expenses. The $0.3 million increase in general and administrative expenses mainly reflect our incremental obligations as a public company since our initial public offering in July 2024. These expenses include stock exchange fees, regulatory and compliance costs, investor relations costs, and incremental director and officer liability insurance premiums.

Depreciation expense. Depreciation expense increased from $0.7 million in 2023 to $1.1 million in 2024, due to the acquisition of the M/V Bravo.

Amortization of deferred drydocking costs. Amortization of deferred drydocking costs increased from $0.4 million in 2023 to $0.5 million in 2024, mainly due to the non-cash write-off of the unamortized balance of previously deferred drydocking costs upon arrival of the M/V Alfa at the shipyard for her scheduled drydocking.

Interest and finance costs. The increase in interest and finance costs relates to the Maui Term Loan Facility (as defined below), pursuant to which, $16.5 million were drawn on September 19, 2024 to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa.

Results of Operations for the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022.

	Year ended December 31,
(in thousands of U.S. dollars)	2023	2022
Revenue, net	$4,476	$7,241
Voyage expenses	(162)	(270)
Vessel operating expenses	(1,880)	(1,786)
Management fees	(274)	(274)
General and administrative expenses	(18)	(12)
Other operating income	—	359
Depreciation expense	(680)	(680)
Amortization of deferred drydocking costs	(357)	(360)
Finance costs	(3)	(3)
Interest income	56	13
Other (costs)/income, net	(3)	14
Net income	$1,155	$4,242

Revenues, net. Vessel revenues decreased to $4.5 million during 2023, from $7.2 million in 2022. During all of 2023 and most of 2022, the M/V Alfa operated under similar index-linked charters, and there was no material difference in the Operating Days between the two years. Therefore, the decrease in vessel revenues is attributable to the lower charter rates achieved in 2023, primarily due to a decline in the overall dry bulk charter market resulting from weaker demand for dry bulk commodities carried by sea and geopolitical and macro uncertainty.

Voyage expenses, net. The M/V Alfa was employed under time charters during both 2023 and 2022. The decrease in voyage expenses, from $0.27 million during 2022 to $0.16 million during 2023, is attributable mainly to the lower charter rates in 2023, which resulted in lower commissions. In addition, voyage expenses during 2022 include $0.05 million of bunkers consumed in between charters, compared to none during 2023.

Vessel operating expenses. Vessel operating expenses increased to $1.9 million during 2023, compared to $1.8 million during 2022, mainly due to increased crew, lubricants and victualling costs. The increase was partially offset by decreased spares and classification fees.

Management fees. Management fees during both 2023 and 2022 were $0.27 million. Management fees, in their entirety, reflect the fees paid to Pavimar S.A. for managing the M/V Alfa.

General and administrative expenses. General and administrative expenses of $0.02 million and $0.01 million during 2023 and 2022, respectively, relate to general corporate expenses and the compensation payable for our Chief Executive Officer and Chief Financial Officer.

Other operating income. Other operating income of $0.4 million during 2022, reflects the gains realized on commencement of time charters when bunker fuel remaining on board a vessel is sold to charterers. There were no such gains in 2023.

Depreciation expense. Depreciation expenses remained unchanged between 2023 and 2022, as there were no vessel improvements or changes in the fleet composition between the two periods.

Amortization of deferred drydocking costs. Amortization of deferred drydocking costs remained unchanged between 2023 and 2022, as there were no drydockings in these two periods.

Key performance indicators

The key performance indicators that management uses to assess our financial condition and results of operations are:

Ownership Days. Ownership Days are the total days we owned our vessels during the relevant period. We use this to measure the size of our fleet over a period.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, drydockings, special or intermediate surveys, or changes in ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

Vessel Utilization. Vessel Utilization is the ratio of Operating Days to Available Days.

Average Number of Vessels. Average Number of Vessels is the ratio of Ownership Days to calendar days in a period.

Non-GAAP financial measures. To supplement our financial information presented in accordance with U.S. GAAP, we may use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe non-GAAP financial measures provide investors with greater transparency and supplemental data relating to our financial condition and results of operations and, therefore, a more complete understanding of our business and financial performance than the comparable U.S. GAAP measures alone. However, non-GAAP financial measures should only be used in addition to, and not as substitutes for, the financial results presented in accordance with U.S. GAAP. Although we believe the following definitions and calculation methods are consistent with industry standards, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies:

•
Time Charter Equivalent (“TCE”). TCE is a measure of revenue generated over a period that accounts for the effect of the different charter types under which our vessels may be employed. TCE is calculated by deducting voyage expenses from revenue and making any other adjustments that may be required to approximate the revenue that would have been generated, had the vessels been employed under time charters net of commissions. TCE is typically expressed on a daily basis (“Daily TCE”) by dividing it by Operating Days, to eliminate the effect of changes in fleet composition between periods.

•
Daily Vessel Operating Expenses (“Daily OPEX”). Daily OPEX is a measure of the vessel operating expenses incurred over a period divided by Ownership Days, to eliminate the effect of changes in fleet composition between periods.

•
Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”). EBITDA is a financial measure we calculate by deducting interest and finance costs, interest income, taxes, depreciation and amortization, from net income. EBITDA assists our management by carving out the effects that non-operating expenses and non-cash items have on our financial results. We believe this also enhances the comparability of our operating performance between periods and against companies that may have varying capital structures, other depreciation and amortization policies, or that may be subject to different tax regulations.

The following table summarizes these key performance indicators during the reported periods:
(in thousands of U.S. dollars, except for fleet operational data and daily results)		Year ended December 31,
	2024	2023	2022
Fleet operational data
Ownership Days	465.8	365.0	365.0
Available Days	434.8	365.0	365.0
Operating Days	434.8	364.9	363.6
Vessel Utilization	100.0%	100.0%	99.6%
Average Number of Vessels	1.3	1.0	1.0

Non-GAAP financial measures
EBITDA	$1,812	$2,136	$5,269
Daily TCE	11,440	11,822	20,160
Daily OPEX	5,103	5,151	4,893

The following table reconciles non-GAAP financial measures to the most directly comparable GAAP financial measures:

(in thousands of U.S. dollars, except for fleet operational data and daily results)	Year ended December 31,
	2024	2023	2022
TCE and Daily TCE:
Revenue, net	$5,309	$4,476	$7,241
Less: Voyage expenses	(335)	(162)	(270)
Plus: Other operating income	—	—	359
TCE	$4,974	$4,314	$7,330
Divided by: Operating Days	434.8	364.9	363.6
Daily TCE	$11,440	$11,822	$20,160

Daily OPEX:
Vessel operating expenses	$2,377	$1,880	$1,786
Divided by: Ownership Days	465.8	365.0	365.0
Daily OPEX	$5,103	$5,151	$4,893

EBITDA:
Net (loss)/income	$(210)	$1,155	$4,242
Plus: Depreciation expense	1,130	680	680
Plus: Amortization of deferred drydocking costs	512	357	360
Plus: Interest and finance costs	452	—	—
Less: Interest income	(72)	(56)	(13)
EBITDA	$1,812	$2,136	$5,269

B.	Liquidity and Capital Resources

Supply and demand dynamics, seasonality, and competition in the markets we operate, have historically caused increased volatility. We expect this to continue in the foreseeable future with a consequent effect on the trading performance of our vessels and, in turn, our short and long-term liquidity.

Our primary short-term liquidity needs are to fund general working capital requirements, vessel operating expenses, general and administrative expenses, and to service our debt. In addition, we have entered into a definitive agreement to bareboat charter-in, with an option to eventually purchase, a third vessel. We expect to take delivery of the vessel between May and August 2025 and, if successful, we will need to serve our obligations under the bareboat charter (see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Fleet Expansion”). We anticipate that our primary sources of funds for our short-term liquidity needs will be cash on hand and from operations.

We expect our long-term liquidity needs to primarily relate to growing and renewing our fleet through vessel acquisitions, capital expenditures required to comply with international shipping standards and environmental laws and regulations, costs to maintain the class certification of our vessels by undergoing periodical drydockings and special surveys, and to service our debt. We anticipate that our primary sources of funds for our long-term liquidity needs will be cash from operations, loan facilities, other financing arrangements and equity issuances.

We operate in a capital-intensive industry and in the future we may seek any combination of loan agreements, other financing arrangements and equity issuances, to raise capital and fund our operations and growth.

We believe that our working capital is sufficient to meet our requirements for the next twelve months, taking into account our projected cash flows from operations.

Cash Flows. As of December 31, 2024, 2023 and 2022, we had cash, cash equivalents and restricted cash of $1.4 million, $2.7 million, and $3.6 million respectively. Our cash flows from operating, investing and financing activities during the years ended December 31, 2024, 2023 and 2022, are summarized in the following table:

	Year ended December 31,
(in thousands of U.S. dollars)	2024	2023	2022
Cash provided by operating activities	$864	$2,505	$3,989
Cash used in investing activities	(18,025)	(22)	(225)
Cash provided by/(used in) financing activities	15,905	(3,332)	(2,638)
Net decrease in cash, cash equivalents and restricted cash	$(1,256)	$(849)	$1,126
Cash, cash equivalents and restricted cash at the beginning of the period	2,702	3,551	2,425
Cash, cash equivalents and restricted cash at the end of the period	$1,446	$2,702	3,551

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$946	$2,702	3,551
Restricted cash	500	—	—
Cash, cash equivalents and restricted cash at the end of the period	$1,446	$2,702	3,551

Restricted cash consists of minimum cash deposits required to be maintained throughout the term of the Company’s loan agreement and can only be applied towards repayment of the final principal instalment pursuant to the terms and conditions of such loan agreement.

Cash provided by operating activities decreased from $2.5 million during 2023 to $0.9 million in 2024, primarily due to cash outflows for the scheduled drydocking of M/V Alfa in the third quarter of 2024, and due to the decrease in net income (after taking into account the effects of non-cash depreciation expense and amortization of deferred financing and drydocking costs on such net income) during the same periods. Cash provided by operating activities decreased from $4.0 million during 2022 to $2.5 million during 2023, mainly due to the decrease in net income (after taking into account the effects of non-cash depreciation expense and amortization of deferred drydocking costs on such net income) during the same periods. The decrease in cash provided by operating activities was partially offset by working capital balances other than cash, which increased by $0.3 million during 2023 compared to a decrease by $0.8 million during 2022, as well as by payments made early in 2022 in connection with the drydocking of the M/V Alfa in late 2021.

Cash used in investing activities during 2024 relates to the acquisition of the M/V Bravo and related costs and to the installation of efficiency improvement equipment on the M/V Alfa during her scheduled drydocking. Cash used in investing activities during 2023 relates to advances made towards vessel efficiency improvement equipment that was installed on the M/V Alfa in 2024. Cash used in investing activities during 2022 reflects payments made towards fitting the M/V Alfa with a ballast water treatment system in late 2021, part of which was paid in 2022 in accordance with the spares and equipment suppliers’ payment terms.

Cash provided by financing activities during 2024 relates to the proceeds from the Company’s initial public offering and Maui Term Loan Facility (as defined below), counterbalanced by returns of additional paid-in capital, repayments of long term debt, finance and issuance costs payments and dividend payments:

•
On July 15, 2024, Icon successfully closed the initial public offering of 31,250 Common Shares, at an offering price of $160.00 per share, for gross proceeds of approximately $5.0 million, before deducting $0.4 million of underwriting discounts (which were deducted at source) and $1.6 million of offering expenses (of which $1.3 million were paid during 2024). Icon’s Common Shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.”

•
On September 19, 2024, we borrowed $16.5 million under the Maui Term Loan Facility (as defined below) to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa, and paid approximately $0.3 million in related financing costs. See “Our Borrowing Activities” below for further information.

•
On September 30, 2024, we paid a cash dividend of $3.2 per Common Share for the second quarter of the year. On December 27, 2024, we paid a cash dividend of $3.4 per Common Share for the third quarter of the year. In addition, on April 1, 2024, we approved the return of an amount of $3 million of additional paid-in capital, which was paid on May 13, 2024.

Cash used in financing activities during 2023 consists of dividend payments of $3.3 million and costs related to our initial public offering of $0.03 million. Cash used in financing activities during 2022 consists of dividend payments of $2.6 million.

Our Borrowing Activities

Maui Term Loan Facility. On September 16, 2024, we entered into a new term loan facility with a leading international financial institution for up to $91.5 million, consisting of a committed portion of up to $16.5 million and an uncommitted upsize option of up to another $75 million (the “Maui Term Loan Facility”). On September 19, 2024, we borrowed the $16.5 million committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. This borrowed portion of the Maui Term Loan Facility bears interest at SOFR plus a margin of 3.95% per annum, has a term of four years, and is repayable in quarterly installments, with a balloon payment due at maturity in December 2028. As of December 31, 2024, we were in compliance with the applicable financial covenants under the Maui Term Loan Facility. and the outstanding balance was $16.2 million. The Maui Term Loan Facility has the following characteristics:

•
Security. The borrowed portion is secured by, among other things, (i) a first priority mortgage on the M/V Alfa and the M/V Bravo, (ii) an assignment of their earnings and insurances, (iii) a pledge of the earnings accounts of the mortgaged vessels, and (iv) a pledge of the equity interests of each of the subsidiaries owning the mortgaged vessels.

•
Restrictive Covenants. The Maui Term Loan Facility contains certain undertakings that may limit or restrict our ability to (i) incur additional indebtedness, (ii) make any substantial change to the nature of our business, (iii) pay dividends, (iv) sell the mortgaged vessels or change their management, and (v) effect a change of control of us, enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or joint venture arrangement.

•
Financial Covenants. The Maui Term Loan Facility contains certain financial covenants, requiring us to maintain (i) minimum restricted cash deposits of $250,000 per mortgaged vessel, and (ii) a minimum ‘loan to mortgaged vessels value’ ratio of 65%.

•
Upsize option. The uncommitted upsize option of up to another $75.0 million may be made available to us under the Maui Term Loan Facility, in whole or in parts, to finance future vessel acquisitions. This portion of the Maui Term Loan Facility remains free of interest or other fees, and we are not obliged to borrow it, or any part thereof. The terms of borrowing this portion, or any part thereof, will be determined at the time it is requested.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Please see “Item 4. Information on the Company—B. Business Overview.”

E.	Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Management evaluates the estimates and judgments on an on-going basis, including those related to uncompleted voyages, future drydock dates, the selection of useful lives and residual values for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivable, and provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Critical accounting estimates are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting estimate, because it generally involves a comparatively higher degree of judgment in its application. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this annual report.

Impairment of long-lived assets (Vessels)

We review our vessels for impairment whenever events or changes in circumstances indicate that their carrying amount may not be fully recoverable. When the estimate of future undiscounted operating cash flows projected to be generated by the use of a vessel is less than her carrying amount, we evaluate that vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to her carrying value, including unamortized deferred drydocking costs and any related intangible assets. In this respect, management regularly reviews the carrying amount of the vessels in connection with their estimated recoverable amount.

As of December 31, 2023 and 2022, after considering various indicators, including but not limited to the market price of the vessels, contracted revenues, expected cash flows and the economic outlook, our management concluded that no impairment indicators were present and, therefore, no further analysis should be performed on the long-lived assets of the Company.

As of December 31, 2024, our management assessed that the prevailing dry bulk market conditions indicated that the carrying amount of one of the Company’s vessels may potentially not be fully recoverable and, therefore, performed further analysis by comparing such vessel’s carrying amount to its undiscounted operating cash flows projected to be generated throughout its estimated remaining useful life. The Company estimates future undiscounted operating cash flows based on assumptions regarding vessel utilization, time charter rates, operating expenses, capital expenditure, residual value, and useful life. The exercise resulted that the vessel’s carrying amount is recoverable and no impairment charge should be recognized. For the same period, our management concluded that no impairment indicators were present for the Company’s other vessel and, therefore, no further analysis was performed.

Although management believes the underlying indicators and assumptions supporting these conclusions are reasonable, future events or changes in circumstances may affect the recoverability of the carrying amount of our vessels, in which case, management may be required to perform further analysis that could potentially expose the Company to material impairment charges in the future.

Charter rates used in impairment analysis are subject to change due to various factors beyond our control. Our current assessment utilizes a ten-year historical average of charter rates. As of December 31, 2024, if we were to apply an estimated daily time charter equivalent based on the most recent five-year or three-year historical average rates, without adjusting for inflation or another growth assumption, our assessment would remain unchanged.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages, and positions of our current directors and executive officers. Members of our Board of Directors are elected annually on a staggered basis, and each director will hold office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The initial term of office of each director is as follows: our Class I directors will serve for a term expiring at the 2025 annual meeting of shareholders, our Class II directors will serve for a term expiring at the 2026 annual meeting of shareholders, and our Class III directors will serve for a term expiring at the 2027 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is located at c/o Pavimar Shipping Co., 17th km National Road Athens-Lamia & Foinikos Str. 14564, Nea Kifissia, Athens, Greece. The following table provides information about each of our directors and executive management.

Name	Age	Position
Ismini Panagiotidi	42	Chief Executive Officer, Chairwoman of the Board (Class III Director)
Dennis Psachos	42	Chief Financial Officer
Spiros Vellas	44	Class I Director*
Evangelos Macris	73	Class II Director*
Kalliopi Kyriakakou	43	Secretary

*Independent Director

Biographical information with respect to each of our directors and our executive officers is set forth below.

Ismini Panagiotidi. Mrs. Ismini Panagiotidi has served as our Chairwoman and Chief Executive Officer since our inception in August 2023. Mrs. Panagiotidi has been involved in investing, owning, and managing vessels since 2006 and has developed a deep understanding of our industry by working in shipping business development since a very young age. In 2014, Mrs. Panagiotidi founded Pavimar S.A. and led the evolution of the company to a reputable, integrated, commercial and technical vessel manager that has over the years successfully managed more than 50 vessels across the dry bulk, tanker and container sectors. Previously, she served as the Business Development Officer of the former NYSE listed Excel Maritime Carriers Ltd for eight years. She is a member of the Board of the London P&I Club, member of the DNV Greek National Committee, and engages in numerous social and philanthropic initiatives, including being a founding member of Hope Genesis’ International Committee and a member of Elpida Youth’s Founding Committee. Mrs. Panagiotidi holds a master’s degree in Shipping Trade and Finance from the Bayes Business School, City University of London, and a bachelor’s degree in Business from the Questrom School of Business, Boston University.

Dennis Psachos. Mr. Dennis Psachos has served as our Chief Financial Officer since October 2023. Mr. Psachos is a seasoned professional with extensive background in finance, audit, and accounting roles in the shipping industry since 2009. Mr. Psachos has enjoyed an international and diverse career by working in Athens, Oslo and London, and has successfully led numerous debt financings, mezzanine facilities, restructurings, bonds, joint ventures and corporate M&A transactions. He commenced his career as an auditor and before joining us, he served as Chief Financial Officer of Lomar, an international shipping group controlling a fleet of containerships, dry bulk carriers and tankers. Prior to that, he held the same position at Prime Marine, a product tanker and gas carrier management company. Mr. Psachos is a chartered certified accountant and holds a master’s degree in Shipping from the University of Piraeus, and a bachelor’s degree in Economics from the National and Kapodistrian University of Athens.

Spiros Vellas. Mr. Spiros Vellas has served as a director since our initial public offering in July 2024. Mr. Vellas has over two decades of experience in corporate finance and investment banking. Since 2015 he has been focused on maritime finance and advisory from his capacity as Head of Corporate Finance of Eurofin Group, a global maritime finance specialist, gaining exposure across international shipping markets and sectors. Mr. Vellas started his career in project finance working for a project management company and moved to the corporate side, involved in the IPO and investor relations of a company in the TMT sector. Mr. Vellas has worked for Greek lender Eurobank, on various risk management projects and loan securitization projects for business loans and in investment banking and private equity within Lead Finance, a corporate finance advisory and PE firm based out of Athens and New York, active in buy-side and sell-side M&A, capital placement and turnaround investments. Prior to his current position, he was employed by Clayton, a credit analytics and consulting firm based out of the UK. His role was focused on managing projects for international financial institutions and funds for transactions related to performing and nonperforming loans. Mr. Vellas holds a master’s degree in Finance & Economics from London School of Economics (LSE), and a bachelor’s degree in Economics from LSE.

Evangelos Macris. Mr. Evangelos Macris has served as a director since our initial public offering in July 2024. Mr. Macris has a professional track record spanning over four decades, specializing in shipping law, corporate law, banking, finance, and energy related matters. Mr. Macris has practiced law since 1978 and is the founding partner of Evangelos S. Macris Law Office, a Piraeus-based reputable law firm focusing on shipping. Throughout his career, he has served as member of the board, offered his counsel, and advised a number of esteemed companies. Mr. Macris is a member of the Bar Association of Athens, holds a bachelor’s degree in Economics and Political Science from the Panteion University of Athens, a Law Degree from the University of Athens, and a post graduate degree in Shipping Law from the University College, University of London.

Kalliopi Kyriakakou. Mrs. Kalliopi Kyriakakou has served as our secretary since our initial public offering in July 2024. Mrs. Kyriakakou is a skilled shipping lawyer with over a decade of experience, adept at navigating the intricacies of corporate governance and regulatory compliance. In 2023, Mrs. Kyriakakou joined Pavimar S.A. as in-house legal counsel, practicing shipping law and managing the company’s legal affairs. Before that, she served for more than ten years as legal, insurance and claims manager of Goldenport, a highly regarded shipowning and shipmanagement group, where she successfully handled a wide range of legal and corporate matters, insurance placements, vessel sale and purchase transactions, and was appointed as company secretary in the group’s London Stock Exchange-listed arm. Earlier in her career, Mrs. Kyriakakou engaged in maritime law by working for other shipping companies and legal firms. She is a member of the Piraeus Bar Association, holds a PgCert in construction law and arbitration from Robert Gordon University, Aberdeen Business School UK, a bachelor’s degree in law from Democretus University, Greece, and an LLB and LLM in international trade law from University of Northumbria, Newcastle UK.

B.	Compensation

Aggregate executive compensation amounted to $13,000 for the year ended December 31, 2024. Commencing October 1, 2023, the services of our Chief Executive Officer and Chief Financial Officer were provided by Pavimar S.A. pursuant to the Services Agreement, which was novated to Pavimar on January 18, 2024, on the same terms. The compensation payable under that Services Agreement was originally $12,000 per annum, and was amended and restated on April 1, 2024, to include the services of our corporate secretary for an additional fee of $2,000 per annum, commencing on July 11, 2024, the date the Company’s registration statement on form F-1 in connection with its initial public offering was declared effective by the SEC.

Our Chief Executive Officer who also serves as a director will not receive additional compensation for her service as director. We anticipate that each non-management director will receive compensation for attending meetings of our Board of Directors, as well as committee meetings. Each of our non-employee directors will receive annual cash compensation in the aggregate amount of $20,000, plus reimbursements for out-of-pocket expenses incurred while acting in their capacity as a director. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

C.	Board Practices

Our directors do not have service contracts and do not receive any benefits upon termination of their directorships. Our Board of Directors has an audit committee, a compensation committee, and a nominating committee. Our Board of Directors has adopted a charter for each of these committees.

Audit Committee

Our audit committee consists of Mr. Vellas and Mr. Macris. Our Board of Directors has determined that Mr. Vellas is an “Audit Committee Financial Expert” according to Commission rules and that the members of the audit committee meet the applicable independence requirements of the Commission and the Nasdaq Stock Market Rules. The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by Nasdaq and the Commission). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.

Compensation Committee

Our compensation committee consists of Mr. Vellas and Mr. Macris each of whom is an independent director. The compensation committee reviews and makes recommendations to the Board on the compensation of our directors and executive officers.

Nominating Committee

Our nominating committee consists of Mr. Vellas and Mr. Macris, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors.

D.	Employees

As of December 31, 2024, 2023 and 2022, we had no direct employees. Pavimar provides us with the services of our Chief Executive Officer and Chief Financial Officer. Please see “—B. Compensation” above.

E.	Share Ownership

The shares owned by our directors and executive officers are disclosed below in “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets out information regarding the ownership of our Common Shares as of April 24, 2025, who we know to beneficially own five percent or more of our voting stock and by our directors and officers as a group. The beneficial ownership information set forth in the table below is based on beneficial ownership reports furnished to the Commission or information regarding the beneficial ownership of our Common Shares delivered to us. To the best of our knowledge, except as disclosed in the table below or with respect to our directors and executive officers, we are not controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons. All of our holders of Common Shares, including the shareholders listed in this table, are entitled to one vote for each Common Share held.

	Shares Beneficially Owned
Name	Number	Percentage of Class		Percentage of Total Voting Power
Atlantis Holding Corp. (Ismini Panagiotidi)
Common Shares(1)	7,178,120	76.7	%(3)	0.5%
Series B Preferred Shares(2)	1,500,000	100%		99.4%
Total				99.9%

All other directors and executive officers individually	0	0		0%

(1)
The amount of Common Shares beneficially owned includes (i) 5,000 Common Shares and (ii) 7,173,120 Common Shares that may be deemed to be beneficially owned by Atlantis Holding Corp. upon the hypothetical conversion of 15,000 Series A Preferred Shares as of April 24, 2025. All 15,000 Series A Preferred Shares (but not a portion) are convertible to Common Shares, subject to certain conditions, commencing July 16, 2025 and until July 15, 2032 at the applicable conversion price then in effect. The Series A Preferred Shares have no voting rights, subject to limited exceptions. This information is partially derived from Schedule 13G/A filed with the Commission on April 25, 2025. Please also see “Item 10. Additional Information — Memorandum and Articles of Incorporation” for further information regarding our capital structure, and the rights, including the voting rights, privileges, and preferences of the holders of our shares.

(2)
Each Series B Preferred Share has the voting power of 1,000 Common Shares, subject to adjustment as described herein. The Series B Preferred Shares held by Mrs. Panagiotidi represent 99.9% of the aggregate voting power of our total issued and outstanding share capital as of April 24, 2025, or 99.4% taking into account the 7,173,120 Common Shares issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares. Please see “Item 10. Additional Information — Memorandum and Articles of Incorporation” for further information regarding our capital structure, and the rights, including the voting rights, privileges, and preferences of the holders of our shares.

(3)
This percentage is calculated using a figure of 9,358,350 Common Shares outstanding, which consists of (i) 2,185,230 Common Shares outstanding plus (ii) 7,173,120 Common Shares issuable upon the hypothetical conversion of 15,000 Series A Preferred Shares as of April 24, 2025.

As of April 24, 2025, we had two registered shareholders of record, one of which was located in the United States, Cede & Co., a nominee of The Depository Trust Company, which held an aggregate of 2,180,230 of our Common Shares, representing 99.8% of our outstanding Common Shares. We believe that the Common Shares held by Cede & Co. include Common Shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Management, Commercial, and Administrative Services

The Company’s Board of Directors has organized the provision of management services through Pavimar, a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975. Pavimar is controlled by the Company’s Chairwoman and Chief Executive Officer, Mrs. Ismini Panagiotidi. Pursuant to the New Management Agreement, which became effective on January 18, 2024, Pavimar provides us with vessel commercial and technical management services, including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. In exchange for these services, for year ended December 31, 2024, total charges by Pavimar amounted to $0.6 million.

Pavimar is generally not liable to us for any loss, damage, delay or expense incurred during the provision of the foregoing services, except insofar as such events arise from gross negligence or willful default of Pavimar, Pavimar’s employees, agents or subcontractors, subject to certain contractual limitations. Notwithstanding the foregoing, Pavimar is in no circumstances responsible for the actions of the crews on our vessels. We have also agreed to indemnify Pavimar in certain circumstances.

Prior to the effectiveness of our New Management Agreement, similar management services were provided to us by Pavimar S.A., a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975. Pavimar S.A. is controlled by the Company’s Chairwoman and Chief Executive Officer. In exchange for these services, for the years ended December 31, 2024, 2023, and 2022 total charges by Pavimar S.A. amounted to $0.1 million, $0.3 million, and $0.3 million respectively.

Services Agreement

Commencing October 1, 2023, the services of our Chief Executive Officer and Chief Financial Officer were provided by Pavimar S.A. pursuant to the Services Agreement. The compensation payable under the Services Agreement was originally $12,000 per annum. The Services Agreement was novated to Pavimar on January 18, 2024, on the same terms, and was amended and restated on April 1, 2024, to include the provision of the services of our corporate secretary for an additional fee of $2,000 per annum, commencing July 11, 2024. The related fees for the year ended December 31, 2024, amounted to approximately $1,000 to Pavimar S.A. and approximately $13,000 to Pavimar. For the year ended December 31, 2023, the related fees amounted to $3,000 to Pavimar S.A.

Exchange Agreement

On June 11, 2024, we acquired all of the outstanding share capital of Maui, the entity that wholly owns Positano, which in turn owns M/V Alfa, from our Chairwoman and Chief Executive Officer, Mrs. Panagiotidi, in exchange for 15,000 Series A Preferred Shares, 1,500,000 Series B Preferred Shares, and 5,000 of our Common Shares, pursuant to the Exchange Agreement dated June 11, 2024. As part of the exchange, Mrs. Panagiotidi, forfeited the Common Shares beneficially owned by her immediately prior to the exchange.

Mrs. Panagiotidi is the sole holder of our Series A Preferred Shares and Series B Preferred Shares. Our Series A Preferred Shares have no voting rights, subject to limited exceptions, however each Series A Preferred Share has a stated amount of $1,000 per share, and each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025 and until July 15, 2032, to convert all (but not a portion) of the Series A Preferred Shares beneficially held by such holder into our Common Shares at the applicable conversion price then in effect. Each Series B Preferred Share has the voting power of 1,000 Common Shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to certain adjustments to maintain a substantially identical voting interest in us following the occurrence of certain events. Except as otherwise required by law or provided by our Amended and Restated Articles of Incorporation and Statement of Designation for our Series B Preferred Shares, holders of our Series B Preferred Shares and holders of our Common Shares shall vote together as one class on all matters submitted to a vote of our shareholders. The Series B Preferred Shares held by Mrs. Panagiotidi represent 99.9% of the aggregate voting power of our total issued and outstanding share capital.

For further information about our Series A Preferred Shares and Series B Preferred Shares please see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of Preferred Shares.”

Shipbroking Services

From time to time, we use the commercial services of Alexandria Enterprises S.A., (“Alexandria”) an entity incorporated in the Republic of the Marshall Islands, specializing in shipbroking. Alexandria is controlled by family members of our Chairwoman and Chief Executive Officer. Alexandria charges us a commission on gross revenue generated from contracts brokered by Alexandria. Total commissions charged by Alexandria during the years ended December 31, 2024, 2023, and 2022 were $nil, $0.1 million, and $0.2 million, respectively.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

To our knowledge, we are not currently a party to any legal proceeding that would have a material adverse effect on our financial position, results of operations or liquidity, nor are we aware of any pending proceedings that may have a material adverse effect on our financial position, results of operations or liquidity. From time to time in the future, in the ordinary course of conducting our business, we may become involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company.

Dividend Policy

We expect to pay regular quarterly cash dividends on our Common Shares during the one-year period following our initial public offering, in an aggregate amount of approximately $500,000 for the year, of which, to date, $116,000 were paid on September 30, 2024, $123,250 on December 27, 2024, and $152,966 are payable on or around May 30, 2025. The amount of dividends we expect to pay may be changed or terminated in the future at any time and for any reason without advance notice.

The declaration and payment of dividends is subject at all times to the discretion of our Board of Directors. The timing and amount of dividends, if any, depends on, among other things, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion plans, restrictions in loan agreements, the laws of the Republic of the Marshall Islands, where our subsidiaries are currently incorporated, the laws of the countries where future subsidiaries may be incorporated, and overall market conditions. We cannot assure you that we will declare or pay any dividends in the future. Our dividend policy is not reflected in any written policies of the Company.

In addition, our ability to pay dividends to holders of our Common Shares is subject to the rights of holders of our Series A Preferred Shares, which rank prior to our Common Shares with respect to dividends, distributions, and payments upon liquidation. Under the terms of the Statement of Designation, as amended and restated, with respect to our Series A Preferred Shares, no cash dividend may be paid on our Common Shares unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Shares for all prior and the then-ending dividend periods. Notwithstanding this restriction, the sole holder of our Series A Preferred Shares has consented to the payment of dividends on our Common Shares during the one-year period following our initial public offering, in an aggregate amount of up to approximately $500,000 for the year, irrespective of whether or not we declare or pay dividends on our Series A Preferred Shares during that period.

Dividends on our Series A Preferred Shares are cumulative and accrue, whether or not declared by our Board of Directors, at the applicable rate per annum on the stated amount per Series A Preferred Share and on any unpaid accrued dividends, from and including the original issue date (or, for any subsequently issued and newly outstanding Series A Preferred Shares, from the Dividend Payment Date immediately preceding the issuance date of such Series A Preferred Shares). However, such dividends are payable only when, as, and if declared by our Board of Directors. Dividends on our Series A Preferred Shares, to the extent declared, shall be paid biannually, in either cash or, at the Company’s option, in Series A Preferred Shares, or a combination thereof. We have not declared or paid dividends on our Series A Preferred Shares during 2024. The holders of our Series A Preferred Shares do not have the right to participate, on an as-converted basis or otherwise, in regular cash dividends declared and paid on our Common Shares. Accordingly, the holders of our Series A Preferred Shares did not participate, on an as-converted basis or otherwise, in the cash dividends on our Common Shares paid during 2024, and will not participate, on an as-converted basis or otherwise, in the cash dividends on our Common Shares payable on or around May 30, 2025. Please see “Item 10. Additional Information— Memorandum and Articles of Incorporation” and “Item 13. Defaults, Dividend Arrearages and Delinquencies.”

We are a holding company and our subsidiaries conduct all of our operations and own our operating assets, the vessels. We have no material assets other than the equity interests in those subsidiaries. We expect any vessel we may acquire in the future to be owned by subsidiaries that will be directly or indirectly owned by us. As a result, our ability to satisfy our financial obligations and to make dividend payments, if any, depends on our subsidiaries and their ability to distribute funds to us.

 In addition to its earnings, financial condition, cash requirements and availability, the ability of a subsidiary to make distributions to us could be affected by the covenants in our current and future loan agreements or other financing arrangements, a claim or other action by a third party, including a creditor, and the laws of its country of incorporation. Under such circumstances, we or our subsidiaries may not be able to pay dividends, so long as we are in default or have breached certain covenants of a loan agreement or other financing arrangement, without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (which is essentially retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

Any dividends paid by us will be income to a United States shareholder. Please see “Tax Considerations” for additional information relating to the United States federal income tax treatment of our dividend payments, if any are declared in the future.

We have declared the following dividends per Common Share in respect of the periods set forth below:

•	On August 23, 2024, we declared a cash dividend of $3.2 per Common Share for the second quarter of the year, which was paid on September 30, 2024.

•	On November 11, 2024, we declared a cash dividend of $3.4 per Common Share for the third quarter of the year, which was paid on December 27, 2024.

•
On April 22, 2025, our Board of Directors approved a cash dividend of $0.07 per Common Share for the fourth quarter of 2024, payable on or around May 30, 2025, to all common shareholders of record as of May 16, 2025.

B.	Significant Changes

There have been no significant changes since the date of the consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Common Shares trade on the Nasdaq Capital Market under the symbol “ICON”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares trade on the Nasdaq Capital Market under the symbol “ICON”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws were filed as Exhibits 3.1 and 3.2, respectively, to our registration statement on Form F-1 (File No. 333-279394), that was filed with the Commission with an effective date of July 11, 2024. Our Amended and Restated Articles of Incorporation were further amended on March 31, 2025 in connection with our one-for-forty reverse stock split.  A copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation was filed as Exhibit 3.1 to our Report on Form 6-K that was filed with the Commission on April 1, 2025. The information contained in these exhibits is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation and bylaws is included in “Description of Securities,” attached hereto as Exhibit 2.5 and incorporated by reference herein.

Authorized Capital Stock

Under our Amended and Restated Articles of Incorporation, our authorized share capital stock consists of:

•	750,000,000 Common Shares, par value $0.001 per share, of which 2,185,230 shares are issued and outstanding as of the date hereof; and

•	250,000,000 preferred shares, par value $0.001 per share, out of which:

o	1,500,000 Series A Preferred Shares have been designated, of which 15,000 are issued and outstanding as of the date hereof;

o	1,500,000 Series B Preferred Shares have been designated, of which 1,500,000 are issued and outstanding as of the date hereof; and

o	1,500,000 Series C Participating Preferred Shares have been designated, of which none are issued and outstanding as of the date hereof.

Description of Common Shares.

Each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of Common Shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Common Shares are entitled to receive pro rata our remaining assets available for distribution. Holders of Common Shares do not have conversion, redemption, or pre-emptive rights to subscribe to any of our securities. The rights, preferences, and privileges of holders of Common Shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.

Description of Preferred Shares.

Our amended and restated articles of incorporation authorize our Board of Directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including the designation of the series; the number of shares of the series; the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions of such series; and the voting rights, if any, of the holders of the series.

Description of 9.00% Series A Cumulative Convertible Perpetual Preferred Shares.

The following description of the characteristics of the 9.00% Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A Preferred Shares”) is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation, as amended and restated, in respect of the Series A Preferred Shares which is filed as an exhibit hereto and is incorporated herein by reference. Capitalized terms that are not defined below shall have the meaning ascribed to such terms in the Statement of Designation, as amended and restated, in respect of the Series A Preferred Shares.

On June 11, 2024, we issued 15,000 Series A Preferred Shares, par value $0.001 per share, each with a stated amount of $1,000 per share, representing all of the Series A Preferred Shares that are issued and outstanding as of the date hereof. Such shares have the following characteristics:

Ranking. The Series A Preferred Shares rank, with respect to dividend distributions and distributions upon our liquidation, dissolution or winding up of our affairs (whether voluntary or involuntary), sale of substantially all of our assets, property or business, or a change of control of us (each, a “Liquidation Event”), (i) senior to our Common Shares, our Series B Preferred Shares, our Series C Participating Preferred Shares and to any other class or series of our stock that may be established in the future that is not expressly stated to be on parity with or senior to the Series A Preferred Shares in the payment of dividends and the distribution of assets upon a Liquidation Event (together with our Common Shares, the “Junior Stock”), (ii) on parity with any class or series of capital stock that may be established in the future that is expressly stated to be on parity with the Series A Preferred Shares with respect to the payment of dividends and the distribution of assets upon a Liquidation Event, and (iii) junior to any class or series of capital stock that may be established in the future that is expressly stated to rank senior to the Series A Preferred Shares with respect to the payment of dividends and the distribution of assets upon a Liquidation Event, and to all existing and future indebtedness and other liabilities, including trade payable and other non-equity claims on us.

Conversion Rights. Each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025 and until July 15, 2032, to convert all (but not a portion), of the Series A Preferred Shares beneficially held by such holder into our Common Shares at the conversion rate then in effect. Each Series A Preferred Share is convertible into the number of our Common Shares equal to the quotient of the aggregate stated amount of the Series A Preferred Shares converted plus any accrued and unpaid dividends divided by the lower of (i) $240.00 per Common Share (the “Pre-Determined Price”) (such price adjusted as a result of the one-for-40 reverse stock split effected on April 1, 2025) and (ii) the VWAP of our Common Shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The Pre-Determined Price is also subject to appropriate adjustment for dilution, including but not limited to, certain issuances of additional Common Shares at a deemed price per share lower than the conversion price, stock combinations or splits, reclassifications or similar events affecting our Common Shares. The sole holder of our Series A Preferred Shares waived any such adjustment to the Pre-Determined Price solely with respect to the issuance price per Common Share in our January 2025 Offering. The holders of Series A Preferred Shares also have the right to participate, on an as-converted basis, in certain non-recurring dividends and distributions declared or made on our Common Shares. Accordingly, the holders of our Series A Preferred Shares did not participate, on an as-converted basis or otherwise, in the cash dividends on our Common Shares paid during 2024, and will not participate, on an as-converted basis or otherwise, in the cash dividends on our Common Shares payable on or around May 30, 2025. The Series A Preferred Shares are otherwise not convertible into or exchangeable for property or shares of any other series or class of our capital stock.

Voting Rights. So long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by our amended and restated articles of incorporation, the vote or consent of the holders of at least 66 2/3% of the Series A Preferred Shares at the time outstanding, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating: (i) any amendment, alteration or repeal of any provision of our amended and restated articles of incorporation or amended and restated bylaws that would alter or change the voting powers, preferences or special rights of the holders of the Series A Preferred Shares so as to affect them adversely; (ii) the issuance of Dividend Parity Stock if the Accrued Dividends on all outstanding Series A Preferred Shares through and including the most recently completed Dividend Period have not been paid or declared and a sum sufficient for the payment thereof has been set aside for payment; (iii) any amendment or alteration of our amended and restated articles of incorporation to authorize or create, or increase the authorized amount of, any Senior Stock; or (iv) any consummation of (x) a binding share exchange or reclassification involving the Series A Preferred Shares, (y) a merger or consolidation of the Company with another entity (whether or not a corporation), or (z) a conversion, transfer, domestication or continuance of the Company into another entity or an entity organized under the laws of another jurisdiction, unless in each case (A) the Series A Preferred Shares remain outstanding or, in the case of any such merger or consolidation with respect to the Company is not the surviving or resulting entity, or any such conversion, transfer, domestication or continuance, the Series A Preferred Shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Shares immediately prior to such consummation, taken as a whole. The foregoing voting rights do not apply in connection with the creation or issuance of Series C Participating Preferred Shares of the Company substantially in the form approved by the Board pursuant to the Rights Agreement (as defined below).

Dividends. The holders of Series A Preferred Shares will be entitled to receive, out of funds legally available for the purpose, biannual dividends payable in either cash or, at the Company’s option, in Series A Preferred Shares (“PIK Shares”), or a combination thereof, on each June 30 and December 31 of each year (each such date being referred to herein as a “Dividend Payment Date”). Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date (or, for any subsequently issued and newly outstanding Series A Preferred Shares, from the Dividend Payment Date immediately preceding the issuance date of such Series A Preferred Shares), as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period (each, a “Dividend Period”). If any Dividend Payment Date otherwise would fall on a day that NASDAQ is not open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close (a “Business Day”), declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series A Preferred Shares will be payable based on a 360-day year consisting of twelve 30-day months and will accrue at a rate of 9.00% per annum (the “Dividend Rate”) on the stated amount per Series A Preferred Share and on any Accrued Dividends.

In the event of nonpayment of any Accrued Dividends on the Series A Preferred Shares (“Dividend Non-Payment”), commencing with the next succeeding Dividend Period, the Dividend Rate shall increase by a factor of 1.33, which factor shall be adjusted downward, pro rata, by the portion of Series A Dividends that have accrued in such Dividend Period that have been paid in cash and/or PIK Shares (“Rate Adjustment”). A Rate Adjustment shall occur on each relevant Dividend Payment Date for so long as any Dividend Non-Payment occurs or continues during any Dividend Period. To the extent Accrued Dividends relating to a Dividend Non-Payment are subsequently paid in cash and/or PIK Shares, the Rate Adjustments relating to such Dividend Non-Payment shall no longer be applied.

In the event of a PIK Payment of Accrued Dividends for a Dividend Period, commencing with the next succeeding Dividend Period, the Dividend Rate shall increase by a factor of 1.30, which factor shall be adjusted downward, pro rata, by the portion of Accrued Dividends for such Dividend Period that have been paid in cash or not at all.

We have not declared or paid dividends on our Series A Preferred Shares during 2024. Accordingly, a Rate Adjustment has occurred on both June 30, 2024 and on December 31, 2024. As of December 31, 2024, the accumulated, but not declared, dividends on our Series A Preferred Shares amounted to approximately $0.98 million.

Maturity/Redemption. The Series A Preferred Shares are perpetual, non-redeemable and have no maturity date.

Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution, winding up of the Company or other Liquidation Event, whether voluntary or involuntary, the Series A Preferred Shares shall have a liquidation preference of $1,000 per share (plus Accrued Dividends to the date fixed for payment of such amount (whether or not declared), and no more). A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the outstanding Series A Preferred Shares and all Liquidation Parity Stock are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the holders of Series A Preferred Shares, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. After payment of all required amounts to the holders of the outstanding Series A Preferred Shares and all holders of Liquidation Preference Parity Stock, our remaining assets and funds will be distributed among the holders of the Common Shares and any other Junior Stock then outstanding according to their respective rights.

No Preemptive Rights; No Sinking Fund. The holders of Series A Preferred Shares do not have any preemptive rights. The Series A Preferred Shares will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

Description of Series B Perpetual Preferred Shares.

The following description of the characteristics of the Series B Perpetual Preferred Shares (the “Series B Preferred Shares”) is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation in respect of the Series B Preferred Shares, which is filed as an exhibit hereto and is incorporated herein by reference.

On June 11, 2024, we issued 1,500,000 Series B Preferred Shares, par value $0.001 per share, representing all of the Series B Preferred Shares that are issued and outstanding as of the date hereof. Such shares have the following characteristics:

Conversion Rights. The Series B Preferred Shares are not convertible into our Common Shares.

Voting Rights. Each Series B Preferred Share has the voting power of 1,000 Common Shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustment to maintain a substantially identical voting interest in the Company following the (i) creation or issuance of a new series of shares of the Company carrying more than one vote per share to be issued to any person other than holders of the Series B Preferred Shares, except for the creation (but not the issuance) of Series C Participating Preferred Shares substantially in the form approved by the Board, without the prior affirmative vote of a majority of votes cast by the holders of the Series B Preferred Shares or (ii) issuance or approval of Common Shares pursuant to and in accordance with the Rights Agreement (as defined below). The holders of Series B Preferred Shares and the holders of our Common Shares shall vote together as one class on all matters submitted to a vote of our shareholders, except that the Series B Preferred Shares vote separately as a class on amendments to our amended and restated articles of incorporation that would materially alter or change the powers, preference or special rights of the Series B Preferred Shares.

Distributions. The Series B Preferred Shares have no dividend or distribution rights, other than upon our liquidation, dissolution or winding up, as described below. Also, if we declare or make any dividend or other distribution of voting securities of a subsidiary which we control to the holders of our Common Shares by way of a spin off or other similar transaction, then, in each such case, each holder of Series B Preferred Shares shall be entitled to receive preferred shares of the subsidiary whose voting securities are so distributed with at least substantially similar rights, preferences, privileges and voting powers, and limitations and restrictions as those of the Series B Preferred Shares.

Maturity/Redemption. The Series B Preferred Shares are perpetual, non-redeemable and have no maturity date.

Ranking, Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, Series B Preferred Shares shall be entitled to receive a payment on the same terms as, and rank pari-passu with, the Common Shares with respect thereto, up to an amount equal to the par value of $0.001 per share Series B Preferred Share. Holders of shares of this Series will have no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

No Preemptive Rights; No Sinking Fund. Holders of the Series B Preferred Shares do not have any preemptive rights. The Series B Preferred Shares will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

Description of Series C Participating Preferred Shares.

The following description of the characteristics of the Series C Participating Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation in respect of the Series C Participating Preferred Shares which is filed as an exhibit hereto and is incorporated herein by reference.

As of the date hereof, there are no Series C Participating Preferred Shares issued and outstanding in connection with our Rights Agreement (as defined below). See “—Shareholders’ Rights Agreement.”

When issued, each one one-thousandth of a Series C Participating Preferred Share will, among other things:

•	not be redeemable;

•
entitle holders to dividend payments in an amount per share equal to the aggregate per share amount of all cash dividends, and the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in our Common Shares or a subdivision of our outstanding Common Shares (by reclassification or otherwise), declared on our Common Shares; and

•	entitle holders to one vote on all matters submitted to a vote of the shareholders of the Company.

The value of one one-thousandth of a Series C Participating Preferred Share issued in connection with the Rights Agreement should approximate the value of one Common Share.

Warrants

First Representative’s Warrant

The following description of the characteristics of the First Representative’s Warrant is a summary and does not purport to be complete and is qualified by reference to the copy of the First Representative’s Warrant, which is filed as an exhibit hereto and is incorporated herein by reference.

On July 15, 2024, in connection to our initial public offering, we issued to Maxim Group LLC, who acted as sole book-running manager, a warrant to purchase up to 2,000 Common Shares, in whole or in parts, at an exercise price of $176.00 per Common Share, subject to certain anti-dilution adjustments (the “First Representative’s Warrant”).

The First Representative’s Warrant is exercisable on or after January 11, 2025, and expires on July 11, 2027, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise.

If at the time of exercise of the First Representative’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the Common Shares issuable upon such exercise, then the First Representative’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of Common Shares equal to the difference between the applicable spot price per Common Share of the Company (as determined in the First Representative’s Warrant) and the exercise price then in effect, multiplied by the number of Common Shares that would be issuable upon a cash exercise, divided by the applicable spot price per Common Share of the Company (as determined in the First Representative’s Warrant).

Placement Agent’s Warrant

The following description of the characteristics of the Placement Agent’s Warrant is a summary and does not purport to be complete and is qualified by reference to the copy of the Placement Agent’s Warrant, which is filed as an exhibit hereto and is incorporated herein by reference.

In connection with the January 2025 Offering, we issued to Maxim Group LLC, who acted as placement agent in such offering, a warrant to purchase up to 11,450 Common Shares at an exercise price of $57.64 per Common Share, subject to certain anti-dilution adjustments (the “Placement Agent’s Warrant”). The Placement Agent’s Warrant is exercisable on or after July 24, 2025, and will expire on January 23, 2028.

The Placement Agent Warrant may not be transferred, assigned or hypothecated for a period of six months following the closing, except that they may be assigned, in whole or in part, to any successor, officer, manager or member of the Placement Agent (or to officers, managers or members of any such successor or member), and to members of the Placement Agent syndicate or selling group. The Placement Agent’s Warrant may be exercised as to all or a lesser number of Common Shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying Common Shares at our expense, an additional demand registration at the warrant holders’ expense, and unlimited “piggyback” registration rights for a period of three years after the closing at our expense.

Class A Common Share Purchase Warrants

A description of the material terms of our Class A Common Share Purchase Warrants can be found in the F-1 registration statement dated January 21, 2025, under the section “Description of the Securities We Are Offering—Pre-funded Warrants and Warrants.” Such description is incorporated by refence into this annual report. As of April 24, 2025, substantially all of the Class A Common Share Purchase Warrants have been exercised.

Stockholders’ Rights Agreement

On July 11, 2024, we entered into a Stockholders’ Rights Agreement, or the Rights Agreement, with Computershare Trust Company, N.A., as Rights Agent. Pursuant to the Rights Agreement, each Common Share includes one right, or a Right, that entitles the holder to purchase from us one one-thousandth of a share of Series C Participating Preferred Stock (“Preferred Share”) for $1,000.00 (the “Exercise Price”), once the Rights become exercisable, subject to specified adjustments (such price adjusted as a result of the one-for-40 reverse stock split effected on April 1, 2025). The Rights will separate from the Common Shares and become exercisable only if a person or group acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of our outstanding Common Shares, in a transaction not approved by our Board of Directors, provided that none of Ismini Panagiotidi or her controlled affiliates will be considered an “acquiring person.” In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a Preferred Share, upon payment of the exercise price, a number of our Common Shares having a then-current market value equal to twice the exercise price. In addition, if we are acquired in a merger or other business combination after an acquiring person acquires 10% (15% in the case of a passive institutional investor) or more of our Common Shares, each holder of the Right will thereafter have the right to purchase, in lieu of one one-thousandth of a Preferred Share, upon payment of the exercise price, a number of Common Shares of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Under the Rights Agreement’s terms, it will expire on July 11, 2034.

A copy of the Rights Agreement is filed as Exhibit 4.1 to this annual report on Form 20-F.

C.	Material contracts

Attached as exhibits to this annual report are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report. We refer you to “Item 4. Information on the Company—A. History and Development of the Company,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing Activities” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” and “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Warrants” for a discussion of these contracts. Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest, or other payments to non-resident holders of our Common Shares.

E.	Taxation

The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of our Common Shares as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our Common Shares that is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “—United States Federal Income Taxation of Non-U.S. Holders.”

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our Common Shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that will own and hold our Common Shares as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting for U.S. federal income tax purposes;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 10% or more (by vote or value) of our shares;

•	persons that own shares through an “applicable partnership interest”;

•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	persons that hold our Common Shares as part of a straddle, constructive sale, hedging, conversion, or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local, non-U.S., or non-Marshall Islands tax laws.

We have not sought, nor do we intend to seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

Because of the complexity of the tax laws and because the tax consequences to any particular holder of our Common Shares may be affected by matters not discussed herein, each such holder is urged to consult with its tax advisor with respect to the specific tax consequences of the ownership and disposition of our Common Shares, including the applicability and effect of state, local, and non-U.S. tax laws, as well as U.S. federal tax laws.

United States Federal Income Tax Consequences

Taxation of Operating Income in General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement, or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are prohibited by law from engaging in transportation that produces income considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income earned by us that is derived from sources outside the United States will not be subject to any United States federal income tax.

For our 2024 taxable year, we had U.S. source gross shipping income of approximately $0.7 million.

We will be subject to a 4% tax imposed without allowance for deductions for any taxable year, as described in “—Taxation in Absence of Exemption,” if we do not qualify for exemption from tax under Section 883 of the Code in such year, the requirements of which are described in detail below. For our 2024 taxable year, we believe that we qualified for the exemption from tax under Section 883 of the Code.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if (i) we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States and (ii) one of the following statements is true:

•
more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” that are persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements, which we refer to as the “50% Ownership Test”; or

•
our stock is “primarily” and “regularly” traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The jurisdictions where we and our ship-owning subsidiaries are incorporated grant “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

50% Ownership Test

Under the regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules prescribed by the regulations, by one or more shareholders who are residents of foreign countries that grant “equivalent exemption” to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders.

We believe that we will satisfy the 50% Ownership Test for our 2024 taxable year, and expect to satisfy the substantiation and reporting requirements to claim the benefits of the 50% Ownership Test. Therefore, we intend to take the position that we are exempt from U.S. federal income tax under Section 883 of the Code during our 2024 taxable year. However, there can be no assurance that we will continue to satisfy the requirements of the 50% Ownership Test in future taxable years. Furthermore, the substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

Publicly-Traded Test

The regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly-Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

Under the regulations, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as the Nasdaq Capital Market on which our Common Shares are traded), which we refer to as the “listing threshold.”

The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if a foreign corporation does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, whom we refer to as “5% Shareholders.” We refer to this restriction in the regulations as the “Closely-Held Rule.”

For purposes of being able to determine our 5% Shareholders, the regulations permit a foreign corporation to rely on Schedule 13G and Schedule 13D filings with the Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

We believe that we did not satisfy the Publicly-Traded Test during our 2024 taxable year.

Due to the factual nature of the issues involved, there can be no assurance that we or any of our subsidiaries will qualify for the benefits of Section 883 of the Code for our subsequent taxable years.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source gross shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the “4% Tax.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% Tax.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source gross shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source gross shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and for certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S. source gross shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S. source gross shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the leasing of a vessel, is attributable to a fixed place of business in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis, or income from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source gross shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of a Vessel

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

Taxation of Distributions Paid on Common Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, any distributions made by us with respect to Common Shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his or her Common Shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on Common Shares to a U.S. Holder which is an individual, trust, or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such shareholders at preferential U.S. federal income tax rates provided that (1) the Common Shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which our Common Shares are currently listed); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not expect to be); (3) the U.S. Non-Corporate Holder has owned the Common Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Common Shares become ex-dividend; and (4) certain other conditions are met.

Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any “extraordinary dividend”—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis in a Common Share—paid by us. If we pay an “extraordinary dividend” on our Common Shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such Common Shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our Common Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such Common Shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Common Shares is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock or is treated as holding stock by application of certain attribution rules (for instance, treating warrants as stock) in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our Common Shares, either:

•
at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains, and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary companies in which we own at least 25% of the value of the subsidiary’s stock or other ownership interest. Income earned, or deemed earned, by us in connection with the performance of services should not constitute passive income. By contrast, rental income, which includes bareboat hire, would generally constitute “passive income” unless we are treated under specific rules as deriving rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are or have been a PFIC during our 2024 taxable year, nor do we expect to become a PFIC with respect to our 2025 taxable year or any future taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the Common Shares, as discussed below. In addition, if we were to be treated as a PFIC, a U.S. Holder would be required to file an IRS Form 8621 with respect to such holder’s Common Shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder of our Common Shares makes a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and its net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the Common Shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Common Shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will use commercially reasonable efforts to provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to enable such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our Common Shares are treated as “marketable stock,” a U.S. Holder of our Common Shares would be allowed to make a “mark-to-market” election with respect to our Common Shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Common Shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the Common Shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Common Shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its Common Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the Common Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Common Shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the Common Shares), and (2) any gain realized on the sale, exchange or other disposition of our Common Shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for our Common Shares;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our Common Shares. If a Non-Electing Holder who is an individual dies while owning our Common Shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such Common Shares.

Net Investment Income Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder’s “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of the Common Shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder’s pro rata share of the Company’s income and gain (if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “—Taxation of U.S. Holders Making a Timely QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder’s ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our Common Shares.

United States Federal Income Taxation of Non-U.S. Holders

Dividends paid to a Non-U.S. Holder with respect to our Common Shares generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally should not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our Common Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from United States sources may be subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally should be subject to tax in the same manner as for a U.S. Holder and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our Common Shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our Common Shares to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally should apply to distributions paid on our Common Shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our Common Shares by a non-corporate U.S. Holder, who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	fails in certain circumstances to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding generally should be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our Common Shares, unless the Common Shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by us to its shareholders, and holders of our Common Shares that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our Common Shares.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We file annual reports and other information with the Commission. Our Commission filings are available to the public at the website maintained by the Commission at http://www.sec.gov, as well as on our website at http://www.icon-nrg.com.  The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this annual report.

I.	Subsidiary information

Not applicable.

J.	Annual Report to Security Holders

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our borrowings under the Maui Term Loan Facility bear interest at SOFR plus a margin, and we are therefore exposed to market risks associated with changes in interest rates. Increases in interest rates could materially affect our operating results and ability to service our debt. As of December 31, 2024, we had total borrowings of $16.2 million bearing interest based on SOFR and had not entered into any hedging contracts or taken other actions to protect against interest rate fluctuations. We expect to continue having outstanding borrowings under the Maui Term Loan Facility until its maturity in December 2028, and under any future loan agreements or other financing arrangements we may enter into and, therefore, we expect to continue to be exposed to market risks associated with changes in interest rates.

As a quantitative indication of our exposure to interest rate fluctuations, we estimate that a 100 basis points increase in SOFR, would have resulted in an increase of $0.05 million in interest and finance costs during 2024.

Foreign Currency Exchange Rate Risk

Our transactions are denominated primarily in U.S. dollars. Transactions incurred in other currencies are translated into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into U.S. dollars to reflect the end-of-period exchange rates. For the year ended December 31, 2024, balances in foreign currency other than U.S. dollars were not considered significant. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Dividends on our Series A Preferred Shares accrue at a rate of 9.00% per annum (the “Dividend Rate”) on the stated amount of $1,000 per Series A Preferred Share and on any Accrued Dividends, and are payable in either cash or, at our option, in Series A Preferred Shares, or a combination thereof, on each June 30 and December 31 of each year (each such date being referred to herein as a “Dividend Payment Date”). Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date (or, for any subsequently issued and newly outstanding Series A Preferred Shares, from the Dividend Payment Date immediately preceding the issuance date of such Series A Preferred Shares), as the case may be, to but excluding the applicable Dividend Payment Date for such dividend period (each, a “Dividend Period”).

In the event of nonpayment of any Accrued Dividends on the Series A Preferred Shares (“Dividend Non-Payment”), commencing with the next succeeding Dividend Period, the Dividend Rate shall increase by a factor of 1.33, which factor shall be adjusted downward, pro rata, by the portion of Series A Dividends that have accrued in such Dividend Period that have been paid in cash and/or PIK Shares (“Rate Adjustment”). A Rate Adjustment shall occur on each relevant Dividend Payment Date for so long as any Dividend Non-Payment occurs or continues during any Dividend Period. To the extent Accrued Dividends relating to a Dividend Non-Payment are subsequently paid in cash and/or PIK Shares, the Rate Adjustments relating to such Dividend Non-Payment shall no longer be applied.

In the event of a PIK Payment of Accrued Dividends for a Dividend Period, commencing with the next succeeding Dividend Period, the Dividend Rate shall increase by a factor of 1.30, which factor shall be adjusted downward, pro rata, by the portion of Accrued Dividends for such Dividend Period that have been paid in cash or not at all.

We have not declared or paid dividends on our Series A Preferred Shares during 2024. Accordingly, a Rate Adjustment has occurred on both June 30, 2024 and on December 31, 2024. As of December 31, 2024, the accumulated, but not declared, dividends amounted to approximately $0.98 million.

Capitalized terms that are not defined in this Item 13 or elsewhere in this annual report shall have the meaning ascribed to such terms in the Statement of Designation, as amended and restated, in respect of the Series A Preferred Shares.  Please see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation—Description of Preferred Shares—Description of 9.00% Series A Cumulative Convertible Perpetual Preferred Shares.”

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds.

Our Registration Statement on Form F-1 (Registration No. 333-279394), relating to our underwritten initial public offering of Common Shares, was declared effective by the Commission on July 11, 2024. The initial public offering was completed on July 15, 2024. Maxim Group LLC acted as sole book-running manager. An aggregate of 31,250 registered Common Shares were sold in the initial public offering at a public offering price of $160.00 per share, for gross offering proceeds totaling $5.0 million. The total net proceeds to us from the offering were approximately $3.0 million, after deducting the portion of underwriters’ discounts and commissions and expenses payable by us. As of the date of this annual report, we have used the net proceeds of the initial public offering to partially finance the acquisition of the M/V Bravo, the second dry-bulk vessel of the Company.

Our Registration Statement on Form F-1 (Registration No. 333-284370), relating to our registered public offering of units, containing Common Shares and warrants to purchase Common Shares, was declared effective by the Commission on January 23, 2025. Maxim Group LLC acted as sole placement agent. An aggregate of 229,007 units (such number retroactively adjusted for the one-for-forty reverse stock split effected on April 1, 2025) were sold in the offering at a public offering price of $52.40 (such numbers retroactively adjusted for the one-for-forty reverse stock split effected on April 1, 2025), for gross offering proceeds totaling $12.0 million. The Common Shares and warrants were immediately separable and were issued separately at closing of the offering. As of April 24, 2025, substantially all of the warrants to purchase Common Shares have been exercised. The total net proceeds to us from the offering were approximately $10.7 million, after deducting placement agent fees and expenses payable by us. As of the date of this annual report, we have used part of the net proceeds of the offering to make an advance payment due under the definitive agreement we entered into with an unaffiliated third party to bareboat charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this annual report (as of December 31, 2024). The term disclosure controls and procedures is defined under the Commission’s rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the evaluation date.

b)	Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

c)	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because, as an emerging growth company, we are exempt from this requirement.

d)	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Spiros Vellas, an independent director and a member of our audit committee, is an “Audit Committee Financial Expert” under Commission rules and the corporate governance rules of the Nasdaq Stock Market.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers, and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.icon-nrg.com. Information on our website does not constitute a part of this annual report and is not incorporated by reference. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request. We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within 5 business days of such waiver or amendment. Shareholders may direct their requests to the attention of Legal Department, Icon Energy Corp., c/o Pavimar Shipping Co., 17th km National Road Athens-Lamia & Foinikos Str. 14564, Nea Kifissia, Athens, Greece.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2024 and for the fiscal year ended December 31, 2023. Audit services billed and accrued from Ernst & Young, as applicable are as follows:

(in thousands of U.S. dollars)	2024	2023
Audit fees	$155	$257
Total fees	$155	$257

Audit fees for 2024 and 2023 related to professional services rendered for the audit of our financial statements and services in connection with equity offerings and issuance of comfort letters for the year ended December 31, 2024. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM16G.	CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of Nasdaq’s corporate governance rules. The Company’s corporate governance practices deviate from Nasdaq’s corporate governance rules in the following ways:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA, providing that the Board of Directors approves share issuances and adoptions of and material amendments to equity compensation plans. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our restated articles of incorporation, as amended, and fourth amended and restated bylaws, the Board of Directors approves certain share issuances.

•	The Company’s Board of Directors is not required to have an Audit Committee comprised of at least three members. Our Audit Committee is comprised of two members.

•	The Company’s Board of Directors is not required to meet regularly in executive sessions without management present.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
Our Board of Directors has adopted the “Policies and Procedures to Detect and Prevent Insider Trading” in relation to policies and procedures to detect and prevent insider trading (“Insider Trading Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy has been filed as Exhibit 11.1 to this annual report.

ITEM 16K.	CYBERSECURITY

We believe that cybersecurity is fundamental in our operations and, as such, we are committed to maintaining robust governance and oversight of cybersecurity risks and to implementing comprehensive processes and procedures for identifying, assessing, and managing material risks from cybersecurity threats as part of our broader risk management system and processes. Our cybersecurity risk management strategy prioritizes detection, analysis and response to known, anticipated or unexpected threats; effective management of security risks; and resiliency against incidents. With the ever-changing cybersecurity landscape and continual emergence of new cybersecurity threats, our Board of Directors and senior management team ensure that adequate resources are devoted to cybersecurity risk management and the technologies, processes and people that support it. We implement risk-based controls to protect our information, the information of our customers, suppliers, and other third parties, our information systems, our business operations, and our vessels.

 Responsibility for overseeing cybersecurity risks is integrated into the purview of the information technology department of Pavimar (the “IT Department”), which is responsible for monitoring, detecting, assessing and resolving cybersecurity risks and incidents across our Company and vessels. The IT Department is led by a senior IT professional, having extensive experience and expertise on all information and technology matters, including cybersecurity. The IT Department tracks and logs privacy and security incidents which are reviewed regularly to determine whether further escalation is appropriate. When deemed appropriate, we also engage external experts to either support the IT Department or to audit our information security systems, whose findings are reported to our senior management team. Any identified incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to our senior management team who is responsible to assess its overall materiality in due time and decide whether further reference to our Board of Directors is necessary.

As we do not have a dedicated board committee solely focused on cybersecurity, our senior management team has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our Board of Directors for consideration.
In 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.
While we believe we have dedicated appropriate resources to identifying, assessing, and managing material risks from cybersecurity threats, our efforts may not be adequate, may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition. For more information certain risks associated with cybersecurity, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company—A cyber-attack could materially disrupt our business.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The financial information required by this item, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., is set forth on pages F-1 through F-20 and are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation(1)
1.2	Amended and Restated Bylaws(1)
1.3	Articles of Amendment to the Amended and Restated Articles of Incorporation(4)
1.4	Second Amended and Restated Statement of Designations of the Rights, Preferences and Privileges of the 9.00% Series A Cumulative Convertible Perpetual Preferred Shares(1)
1.5	Statement of Designations of the Rights, Preferences and Privileges of the Series B Perpetual Preferred Shares(1)
1.6	Statement of Designations of the Rights, Preferences and Privileges of the Series C Participating Preferred Shares(2)
2.1	Form of Common Share Certificate(4)
2.2	Form of Class A Common Share Purchase Warrant(3)
2.3	Placement Agent’s Warrant(3)
2.4	First Representative’s Warrant(2)
2.5	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934*
4.1	Shareholders’ Rights Agreement(2)
4.2	Form of Management Agreement between Pavimar Shipping Co. and each of the Company’s shipowning subsidiaries(2)
4.3	Amended and Restated Executive Services Agreement between Icon Energy Corp. and Pavimar Shipping Co., dated April 1, 2024(1)
4.4	Term Loan Facility Agreement, dated September 16, 2024(2)
4.5	Exchange Agreement between Icon Energy Corp. and Atlantis Holding Corp., dated June 11, 2024(1)
8.1	List of Subsidiaries of Icon Energy Corp.*
11.1	Policies and Procedures to Detect and Prevent Insider Trading*
12.1	Certification of the Company’s Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Company’s Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
97.1	Policy for the Recovery of Erroneously Awarded Compensation*
101	Interactive Data Files (formatted as Inline XBRL)*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*          Filed herewith
(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-279394).
(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-284370).
(3)	Incorporated by reference to the Company’s Form 6-K filed on January 28, 2025.
(4)	Incorporated by reference to the Company’s Form 6-K filed on April 1, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON ENERGY CORP.

	By:	/s/ Ismini Panagiotidi
	Name:	Ismini Panagiotidi
	Title:	Chief Executive Officer

Date: April 25, 2025

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
ICON ENERGY CORP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Icon Energy Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Icon Energy Corp. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of (loss)/income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2023.

Athens, Greece
April 25, 2025

ICON ENERGY CORP.
CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars except for share data)	Notes	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents		$946	$2,702
Due from manager	3	—	207
Inventories		133	57
Prepayments and advances		172	43
Other current assets		39	13
Total current assets		$1,290	$3,022
Non-current assets
Vessels, net	4	26,098	9,181
Restricted cash	2,7	500	—
Advances for vessel improvements		—	22
Deferred drydocking costs, net	5	731	340
Deferred issuance costs		176	317
Total non-current assets		$27,505	$9,860
Total assets		$28,795	$12,882

Liabilities and shareholders’ equity
Current liabilities
Current portion of long term debt, net of deferred financing costs	7	2,213	—
Due to manager	3	173	9
Accounts payable		394	85
Deferred revenue		135	247
Accrued liabilities		416	372
Distributions payable	8	—	3,000
Total current liabilities		$3,331	$3,713
Non-current liabilities
Non-current portion of long term debt, net of deferred financing costs	7	13,718	—
Total non-current liabilities		$13,718	$—
Total liabilities		$17,049	$3,713

Commitments and contingencies	6	—	—

Shareholders’ equity
Common shares: authorized 750,000,000 shares with a $0.001 par value, 36,250 shares issued and outstanding as of December 31, 2024 and 5,000 shares issued and outstanding as of December 31, 2023	8	—	—
Preferred Shares: authorized 250,000,000 shares with a $0.001 par value, 15,000 Series A Preferred Shares, 1,500,000 Series B Preferred Shares, and nil Series C Preferred Shares issued and outstanding as of December 31, 2024 and December 31, 2023	8	2	2
Additional paid-in capital	8	11,616	8,590
Retained earnings		128	577
Total shareholders’ equity		$11,746	$9,169
Total shareholders’ equity and liabilities		$28,795	$12,882

The accompanying notes are an integral part of these consolidated financial statements.

ICON ENERGY CORP.
CONSOLIDATED STATEMENTS OF (LOSS)/INCOME

(in thousands of U.S. dollars except for share and per share data)	Notes	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Revenue, net	2	$5,309	$4,476	$7,241
Voyage expenses, net		(335)	(162)	(270)
Vessels operating expenses		(2,377)	(1,880)	(1,786)
Management fees	3	(440)	(274)	(274)
General and administrative expenses	2	(345)	(18)	(12)
Other operating income		—	—	359
Depreciation expense	4	(1,130)	(680)	(680)
Amortization of deferred drydocking costs	5	(512)	(357)	(360)
Operating profit		$170	$1,105	$4,218

Interest and finance costs	7	(452)	(3)	(3)
Interest income		72	56	13
Other costs, net		—	(3)	14
Net (loss) / income		$(210)	$1,155	$4,242

Accumulated dividends on Series A Preferred Shares	8	(977)	—	—
Net (loss) / income attributable to common shareholders		$(1,187)	$1,155	$4,242

(Loss) / earnings per common share, basic and diluted	9	$(60.83)	$231.00	$848.40
Weighted average number of shares, basic and diluted	9	19,515	5,000	5,000

The accompanying notes are an integral part of these consolidated financial statements.

ICON ENERGY CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred Shares		Common Shares
(in thousands of U.S. dollars except for share data)	No. of Shares	Par Value	No. of Shares	Par Value	Additional Paid in Capital	Retained Earnings	Total
Balance January 1, 2022	1,515,000	2	5,000	—	11,590	1,125	12,717
Net income for the period	—	—	—	—	—	4,242	4,242
Dividends on common shares (Note 8)	—	—	—	—	—	(2,638)	(2,638)
Balance December 31, 2022	1,515,000	2	5,000	—	$11,590	$2,729	$14,321
Cash contributions from shareholders (Note 8)	—	—	—	—	700	—	700
Return of additional paid-in capital (Note 8)	—	—	—	—	(700)	—	(700)
Dividends on common shares (Note 8)	—	—	—	—	—	(3,307)	(3,307)
Return of additional paid in capital	—	—	—	—	(3,000)	—	(3,000)
Net income for the period	—	—	—	—	—	1,155	1,155
Balance December 31, 2023	1,515,000	2	5,000	—	$8,590	$577	$9,169
Issuance of common shares and First Representative’s Warrant, net of deferred issuance costs (Note 8)	—	—	31,250	—	3,026	—	3,026
Dividends on common shares (Note 8)	—	—	—	—	—	(239)	(239)
Net loss for the period	—	—	—	—	—	(210)	(210)
Balance December 31, 2024	1,515,000	2	36,250	—	$11,616	$128	$11,746

The accompanying notes are an integral part of these consolidated financial statements.

ICON ENERGY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars—except for share data)	Notes	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Cash flows from operating activities
Net (Loss)/Income		$(210)	$1,155	$4,242
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Depreciation expense	4	1,130	680	680
Amortization of financing costs		28	—	—
Amortization of deferred drydocking costs	5	512	357	360

(Increase)/decrease in:
Trade receivables		—	117	(74)
Due from manager	3	207	(39)	182
Inventories		(76)	77	(79)
Prepayments and advances		(129)	1	13
Other current assets		(26)	12	17
Increase/(decrease) in:
Due to manager	3	164	9	—
Accounts payable		100	(94)	(608)
Deferred revenue		(112)	247	(209)
Accrued liabilities		179	(17)	(79)

Payments for drydocking	5	(903)	—	(456)
Net cash provided by operating activities		$864	$2,505	$3,989

Cash flows from investing activities
Vessels acquisitions and improvements	4	(18,025)	(22)	(225)
Net cash used in investing activities		$(18,025)	$(22)	$(225)

Cash flows from financing activities
Cash contributions from shareholders	8	—	700	—
Proceeds from issuance of common shares	8	4,565	—	—
Return of additional paid-in capital	8	(3,000)	(700)	—
Dividends paid	8	(239)	(3,307)	(2,638)
Proceeds from long term debt	7	16,500	—	—
Finance and issuance costs paid	7,8	(1,621)	(25)	—
Repayment of long-term debt		(300)	—	—
Net cash provided by / (used in) financing activities		$15,905	$(3,332)	$(2,638)

Net (decrease)/increase in cash, cash equivalents and restricted cash		$(1,256)	$(849)	$1,126
Cash, cash equivalents and restricted cash at the beginning of the period		2,702	3,551	2,425
Cash, cash equivalents and restricted cash at the end of the period		$1,446	$2,702	$3,551

Supplemental cash flow information
Cash paid for interest		$407	$—	$—

Reconciliation of Cash, cash equivalents and restricted cash
Cash and cash equivalents		$946	$2,702	$3,551
Restricted cash, non-current		500	—	—
Total cash, cash equivalents and restricted cash		$1,446	$2,702	$3,551

The accompanying notes are an integral part of these consolidated financial statements.

ICON ENERGY CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except for share and per share data)

1.	Basis of Presentation and General Information:

Icon Energy Corp. (“Icon” and together with its subsidiaries, the “Company”) was incorporated on August 30, 2023, under the laws of the Republic of the Marshall Islands and provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon generates revenues by chartering its vessels to regional and international dry bulk operators, commodity traders and end users. As of December 31, 2024, Icon owned two vessels, both time-chartered by an international commodity trading conglomerate and earning floating daily hire rates linked to the Baltic Panamax Index:

Vessel name	Type	Built	Employment	Charter expiration
Alfa	Panamax	Japan, 2006	Index-linked time charter	October 2025 – February 2026
Bravo	Kamsarmax	Japan, 2007	Index-linked time charter	August 2025 – November 2025

On June 11, 2024, Icon acquired all of the outstanding shares of the investment holding company Maui Shipping Co. (“Maui”) in exchange for 15,000 Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A Preferred Shares”), 1,500,000 Series B Perpetual Preferred Shares (the “Series B Preferred Shares”), and 5,000 common shares of Icon. Maui was incorporated on October 27, 2022, under the laws of the Republic of Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of the shipowning company Positano Marine Inc. (“Positano”), whereby all outstanding shares of Positano were transferred to Maui.

The transactions described above were treated as reorganizations of companies under common control and have been accounted for in a manner similar to the pooling of interests method, as each entity was controlled by the Company’s Chairwoman and Chief Executive Officer. Accordingly, the Company’s consolidated financial statements have been presented by giving retroactive effect to the transactions described above, using historical carrying values of the assets and liabilities of Maui and Positano. The Company’s consolidated statements of (loss)/income present the results of operations for the period in which the transfers occurred as if the transfers of shares and exchange of equity interests had occurred on the date Positano was incorporated and as if Positano and Maui were consolidated subsidiaries of the Company from their date of incorporation. Results of operations and cash flows during the presented periods, comprise those of the previously separate entities consolidated. The equity accounts of the entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction and has been given retroactive effect as of the earliest period presented.

On July 15, 2024, Icon successfully completed the initial public offering of 31,250 of its common shares, at an offering price of $160.00 per share, for gross proceeds of approximately $5,000, before deducting underwriting discounts and offering expenses. Icon’s common shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.”.

On April 1, 2025, Icon effected a reverse stock split (the “Reverse Stock Split”), whereby every 40 of its issued and outstanding common shares were automatically converted into 1, without any change in the par value per share or the total number of common shares Icon is authorized to issue. Accordingly, all share and per share data presented in these consolidated financial statements give retroactive effect to the Reverse Stock Split as of the earliest period presented.

The accompanying consolidated financial statements include the accounts of Icon and its subsidiaries:

Company	Activity	Incorporation country	Vessel name
Icon Energy Corp.	Parent	Marshall Islands	—
Maui Shipping Co.(1)	Intermediate holding	Marshall Islands	—
Positano Marine Inc.(1)	Shipowning	Marshall Islands	M/V Alfa
Reef Shiptrade Ltd.(1)	Shipowning	Marshall Islands	M/V Bravo

(1)	Wholly owned subsidiaries

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

Principles of consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The consolidated financial statements include the accounts of Icon, Maui and Positano and have been prepared on the basis described in Note 1 “Basis of presentation and general information” above. All intercompany balances and transactions have been eliminated upon consolidation. Icon, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is deemed sufficient to absorb the expected losses of the entity, the equity holders have all the characteristics of a controlling financial interest and the legal entity is structured with substantive voting rights. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities, as defined under ASC 810, that in general either have equity investors with non-substantive voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The holding company has a controlling financial interest in a VIE and is, therefore, the primary beneficiary of a VIE if it has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. A VIE should have only one primary beneficiary which is required to consolidate the VIE. A VIE may not have a primary beneficiary if no party meets the criteria described above. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it is the primary beneficiary, and would therefore be required to include assets, liabilities and operations of a VIE in its consolidated financial statements.

Use of estimates. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives and residual values for tangible assets, expected future cash flows from long-lived assets, and changes in environmental and other regulations, to support impairment tests and any provisions necessary for accounts receivable or legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Other comprehensive income. The Company follows the accounting guidance relating to comprehensive income, which requires separate presentation of certain transactions that are recorded directly as components of shareholders’ equity. The Company has no other comprehensive (loss)/income items and, accordingly, comprehensive (loss)/income equals net (loss)/income for the periods presented.

Foreign currency translation. The Company’s reporting and functional currency is the U.S. Dollar (“USD” or “$”). Transactions incurred in other currencies are translated into USD using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into USD to reflect the end-of-period exchange rates. Any gains or losses from foreign currency translation into USD at the balance sheet date, as well as, differences in exchange rates between each foreign currency transaction date and its settlement date, are included in “other income, net” in the consolidated statements of (loss)/income.

Cash, cash equivalents and restricted cash. The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash from time to time may consist of cash on hand and cash deposits held on call with banks. Cash deposits that are held for a specific purpose and cannot be used freely for general business operations are presented as “restricted cash” in the accompanying consolidated balance sheets. As of December 31, 2024, restricted cash consists of cash deposits required to be maintained throughout the term of the Company’s long-term debt and can only be applied towards repayment of the final principal instalment of such debt.

Trade receivables. The amount shown as trade receivables, at each balance sheet date, includes receivables from charterers for hire and other potential sources of income (such as ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There were no doubtful accounts as of December 31, 2024 and 2023.

Inventories. Inventories consist of bunkers (during periods when vessels are unemployed, undergoing drydocking or special survey or under voyage charters), lubricants and provisions on board each vessel. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method.

Vessels, net. Vessels are stated at cost net of accumulated depreciation and impairment, if any. The cost of a vessel consists of the contract price plus any direct expenses incurred upon acquisition, including improvements, delivery expenses and other expenditures to prepare the vessel for its intended use which is to provide worldwide transportation services for dry bulk commodities. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of a vessel; otherwise these amounts are expensed as incurred.

Vessels’ depreciation. Depreciation is computed using the straight-line method over the estimated useful life of a vessel, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and affect depreciation expense in the period of the revision and future periods. Management estimates the useful life of the Company’s vessels to be 25 years from the date of her initial delivery from the shipyard.

Impairment of long-lived assets. The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of a vessel is less than its carrying amount, the Company evaluates the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to her carrying value, including unamortized deferred drydocking costs and any related intangible assets. In this respect, management regularly reviews the carrying amount of its vessels in connection with their estimated recoverable amount.

As of December 31, 2024, the Company’s management assessed that the prevailing dry bulk market conditions indicated that the carrying amount of one of the Company’s vessels may potentially not be fully recoverable and, therefore, performed further analysis by comparing such vessel’s carrying amount to its undiscounted operating cash flows projected to be generated throughout its estimated remaining useful life. The Company estimates future undiscounted operating cash flows based on assumptions regarding vessels utilization, time charter rates, operating expenses, capital expenditure, residual value, and useful life. The exercise resulted that the vessel’s carrying amount is recoverable and no impairment charge should be recognized. As of the same date, the Company’s management concluded that no impairment indicators were present for the Company’s other vessel and, therefore, no further analysis should be performed. As of December 31, 2023 and 2022, the Company’s management concluded that no impairment indicators were present for the Company’s vessel and, therefore, no further analysis should be performed.

Segmental reporting. The Company transports dry bulk cargoes along global shipping routes through its ownership and operation of dry bulk vessels. The Company has identified its Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statement of (loss)/income to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. Also, when the Company charters a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. Additionally, the vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. As a result, the Company has identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in the consolidated balance sheets. The significant expense category of the Company’s sole reportable segment is vessel operating expenses as reported on the consolidated statement of (loss)/income. The Company, based on the principles of ASC 280 — “Segment Reporting”, believes that disaggregating into more than one reportable segment, would not be meaningful or informative.

Drydocking and special survey costs. The Company’s vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. Drydocking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs qualifying for deferral mainly relate to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works as well as lodging and subsistence of personnel dispatched to the yard site to supervise. The amortization charge related to drydocking and special survey costs is presented in “amortization of deferred drydocking costs” in the accompanying consolidated statements of (loss)/income. If a drydocking and/or a special survey is performed prior to its originally scheduled date, any remaining unamortized balance from previous events is immediately expensed. Unamortized balances of vessels that are sold are also written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Issuance costs. Incremental costs directly attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of that offering. Such costs include underwriting, legal, accounting and advisory fees, printing, marketing and distribution costs, listing fees, transfer agent fees, regulatory compliance costs, insurance, and other incremental costs incurred in conjunction with a particular offering. Deferred issuance costs relating to aborted offerings are immediately expensed.

Crew, repairs and maintenance. All crew, repair and maintenance expenses are expensed in the period incurred. Such costs are included in “vessels operating expenses” in the accompanying consolidated statements of (loss)/income.

Revenues, voyage expenses and deferred revenue. Revenues are primarily generated from time charter agreements. Time charter agreements contain a lease when they meet the criteria of a lease under ASC 842 and are accounted for as operating leases. Time charter agreements customarily contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for cargo hold cleanings, extra insurance premiums for navigating in high-risk areas and any damages caused by such charterer. Additionally, the charterer pays directly, or reimburses the Company, for substantially all port and canal dues, as well as for bunkers consumed during the term of the time charter. Such costs are included in “voyage expenses, net”. The owner pays commissions on the daily hire, to both the charterer and the brokers, as well as to the vessel’s commercial manager. Brokerage and commercial management commissions are direct costs and are recorded in “voyage expenses, net”, whereas commissions to charterers are deducted from revenue.

Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in “vessel operating expenses”. Time charter revenues are recognized over the term of the charter as service is performed, when they become fixed and determinable. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur.

The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel), as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis.

For the years ended December 31, 2024, 2023 and 2022, all of the Company’s revenue derived from lease contracts where the Company is the lessor. During the same periods, the Company’s major charterers that individually accounted for more than 10% of the Company’s revenue, were as follows:

	% of Company’s revenue during the years ended December 31,
Charterer	2024	2023	2022
A	—	—	30%
B	100%	100%	70%

Voyage expenses primarily consist of bunker fuel consumption, port dues, canal tolls, brokerage and commercial management commissions, and other expenses directly associated to the performance of a particular charter. Apart from  commissions, voyage expenses mainly arise from voyage charters, or when a vessel is repositioning or unemployed.

Furthermore, in time charters, bunker fuel remaining on board the vessel on commencement of the charter is sold to charterers and then repurchased on completion. This may result in gains or losses equal to the difference between the book value of bunker fuel and the value for which such bunker fuel is sold to charterers. These gains or losses, if any, are reported within “other operating income”.

The Company made an accounting policy election not to recognize as “contract fulfillment costs” the costs incurred between the charter party date (or, if later, the date the vessel was redelivered from her preceding charter) and the delivery date to the charterer. Such costs mainly relate to bunker fuel consumption and occasionally port dues and canal tolls, and are recognized as incurred in “voyage expenses”.

Accounting for financial instruments. The principal financial assets of the Company consist of cash and cash equivalents, amounts due from related parties and trade receivables. The principal financial liabilities of the Company consist of accounts payable, accrued liabilities and debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the relevant significant policy description of each item, or clarified below as applicable.

Earnings/(Loss) per common share. Basic earnings/(loss) per common share are computed by dividing net (loss)/income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings/(loss) per common share are computed using the ‘if converted’ method to reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised. If the effect of such securities or other contracts to issue common shares is determined to be antidilutive, it is excluded from the calculation of diluted earnings/(loss) per common share.

Fair value measurements. The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy.

Commitments and contingencies. Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

Interest Income. Interest earned on cash, cash equivalents and restricted cash deposits is recognized as earned and presented in “interest income” in the accompanying consolidated statements of (loss)/income.

Finance costs. Costs incurred in connection with entering into new, or amending existing, loan agreements or other financing arrangements, including arrangement, advisory, legal, and other fees and expenses, are deferred and amortized over the life of the related loan or financing arrangement using the effective interest method. Unamortized deferred finance costs relating to loans or other financing arrangements repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period of such repayment or refinancing. Deferred finance costs are presented net of accumulated amortization as a deduction from the corresponding liability in the accompanying consolidated balance sheets. Amortization of deferred finance costs is included in “interest and finance costs” in the accompanying consolidated statements of (loss)/income.

Distinguishing liabilities from equity. The Company follows the provisions of ASC 480 “Distinguishing Liabilities from Equity” to determine the classification of certain freestanding financial instruments as either equity or liability. In its assessment, the Company also identifies any embedded features and examines whether those features, other than those with de minimis value, fall under the definition of a derivative according to the provisions of ASC 815 “Derivatives and Hedging,” or whether those features affect classification or require bifurcation. Please see note 8 “Capital Structure” for further information.

Going concern. By applying the provisions of ASC 205-40 “Presentation of Financial Statements–Going Concern,” the Company’s management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. As of the date the accompanying consolidated financial statements were issued, the Company’s management did not identify any such conditions or events and, therefore, the Company continues to prepare its financial statements by using the going concern basis of accounting.

General and administrative expenses. General and administrative expenses are recognized as incurred and include expenses associated with being a public company, such as stock exchange fees, regulatory and compliance costs, investor relations, and incremental director and officer liability insurance premiums. General and administrative expenses also include general corporate expenses, audit, legal, advisory and other professional fees, directors’ remuneration, and compensation for our executives and corporate secretary. Please see note 3 “Transactions with Related Parties” for further information regarding the compensation for our executives and corporate secretary.

Emerging growth company. The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and reduced disclosure obligations. Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with such new or revised financial accounting standards.

The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected to opt out of such extended transition period and will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Recent Accounting Pronouncements - Adopted: In November 2023, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) No. 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates the annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. Early adoption is also permitted. The Company adopted this ASU during the year ended December 31, 2024. The adoption of this guidance modified the Company’s segment disclosures but had no impact on results of operations, cash flows or financial condition.

Recent Accounting Pronouncements. In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

3.	Transactions with Related Parties:

Pavimar S.A. – Ship management agreement

The Company’s board of directors had organized the provision of management services through Pavimar S.A., a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975. Pavimar S.A. is controlled by the Company’s Chairwoman and Chief Executive Officer. Pursuant to the management agreement dated February 1, 2021, as amended on December 29, 2021, Pavimar S.A. provided the Company with vessel commercial and technical management services including, but not limited to, post-fixture support, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services.

Total management fees charged by Pavimar S.A. for the years ended December 31, 2024, 2023 and 2022, amounted to $13, $274 and $274, respectively. In addition, the management agreement with Pavimar S.A. was terminated on January 18, 2024, and in accordance with its terms, the Company paid $68 to Pavimar S.A. as the management fee continued to be payable for a further period of three calendar months as from the termination date, to enable Pavimar S.A. to finalize all outstanding matters. These amounts are included in “Management fees” in the accompanying consolidated statements of (loss)/income.

Further, to enable Pavimar S.A. to make payments relating to vessel operating expenses on behalf of the Company, the Company made monthly working capital advances to Pavimar S.A. Occasional and extraordinary funding needs, including those in relation to drydockings, were covered upon request or reimbursed at cost. The outstanding balance due from Pavimar S.A. was $nil as of December 31, 2024, and $207 as of December 31, 2023, reflected in “Due from manager” in the accompanying consolidated balance sheets.

Pavimar S.A. – Services agreement

Pursuant to the services agreement dated October 1, 2023, Pavimar S.A. provided the Company with the services of its Chief Executive Officer and Chief Financial Officer, for a fee of $12 per annum. The services agreement was novated to Pavimar Shipping Co. on January 18, 2024, on the same terms. The related fees for the years ended December 31, 2024 and 2023, amounted to $1 and $3 respectively, and are included in “General and administrative expenses” in the accompanying consolidated statements of (loss)/income.

Pavimar Shipping Co. – Ship management agreement

On November 1, 2023, the Company entered into a management agreement with Pavimar Shipping Co. (“Pavimar”), a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975. Pavimar is controlled by the Company’s Chairwoman and Chief Executive Officer. The management agreement with Pavimar became effective on January 18, 2024, and under its terms, Pavimar provides the Company with vessel commercial and technical management services including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services.

For the year ended December 31, 2024, technical management fees charged by Pavimar amounted to $359, commercial management commissions amounted to $68, and vessel sale and purchase commissions amounted to $178. These amounts are included in “management fees,” “voyage expenses” and “vessels, net,” respectively, in the accompanying consolidated statements of (loss)/income and balance sheets.

Further, to enable Pavimar to make payments relating to vessel operating expenses on behalf of the Company, the Company makes monthly working capital advances to Pavimar. Occasional and extraordinary funding needs, including those in relation to drydockings, are covered upon request or reimbursed at cost. The outstanding balance due to Pavimar as of December 31, 2024, was $173. This amount is reflected in “Due to manager” in the accompanying consolidated balance sheets.

In the event of termination of the management agreement for any reason other than Pavimar’s default, or if the vessel is lost, sold or otherwise disposed of, the management fee payable to Pavimar continues to be payable for a further period of three calendar months as from the termination date or, if greater than three months, for as long as the Company requires the services of Pavimar to finalize all outstanding matters. In addition, in the event of termination of the management agreement due to the Company’s default, change of control, or due to the Company tendering a termination notice for any reason other than Pavimar’s default, a termination fee of $584 per vessel shall become due and payable to Pavimar.

Pavimar shall be under no liability whatsoever to the Company for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the management services unless same is proved to have resulted from the gross negligence or willful default of Pavimar, Pavimar’s employees, agents or subcontractors, in which case Pavimar’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of $1,000 per vessel.

Pavimar Shipping Co. – Services agreement

Pursuant to the services agreement dated October 1, 2023, as novated from Pavimar S.A. to Pavimar on January 18, 2024, on the same terms, Pavimar provides the Company with the services of its Chief Executive Officer and Chief Financial Officer. The services agreement was amended and restated on April 1, 2024, to include the provision of the services of the Company’s corporate secretary, for an additional fee of $2 per annum, commencing on July 11, 2024. The related fees for the year ended December 31, 2024, amounted to $13 and are included in “General and administrative expenses” in the accompanying consolidated statements of (loss)/ income.

Alexandria Enterprises S.A. – Shipbroking services

From time to time, the Company uses the commercial services of Alexandria Enterprises S.A., (“Alexandria”) an entity incorporated in the Republic of the Marshall Islands, specializing in shipbroking. Alexandria is controlled by family members of the Company’s Chairwoman and Chief Executive Officer. Alexandria charges the Company a commission on gross revenue generated from contracts brokered by Alexandria. Total commissions charged by Alexandria during the years ended December 31, 2024, 2023 and 2022, were $nil, $113 and $188, respectively. These amounts are included in “voyage expenses” in the accompanying consolidated statements of (loss)/income. The balance due to Alexandria as of December 31, 2024 and 2023, was $nil.

Atlantis Holding Corp.

The sole holder of the Series A Preferred Shares and Series B Preferred Shares is Atlantis Holding Corp., an entity incorporated in the Republic of the Marshall Islands, controlled by the Company’s Chairwoman and Chief Executive Officer. As of December 31, 2024, the accumulated dividends on the Series A Preferred Shares amounted to $977. For further information about the main characteristics of the Series A Preferred Shares and the Series B Preferred Shares please see note 8 “Capital Structure.”

4.	Vessels, net:

The movement in “Vessels, net”, between the periods presented in the accompanying consolidated balance sheets is analyzed as follows:

	Vessels cost	Accumulated depreciation	Vessels, net
Balance, January 1, 2022	$11,066	$(525)	$10,541
Depreciation	—	(680)	(680)
Balance, December 31, 2022	$11,066	$(1,205)	$9,861
Depreciation	—	(680)	(680)
Balance, December 31, 2023	$11,066	$(1,885)	$9,181
Vessels additions	18,047	—	18,047
Depreciation	—	(1,130)	(1,130)
Balance, December 31, 2024	$29,113	$(3,015)	$26,098

On August 2, 2024, Icon entered into an agreement with an unaffiliated third-party to acquire the M/V Bravo, a Kamsarmax dry bulk carrier with a carrying capacity of approximately 81.448 dwt, built in Japan in 2007, for a purchase price of $17,573. The M/V Bravo was delivered to the Company on September 23, 2024. The vessels additions presented above relate to the purchase of M/V Bravo and related costs, and to the installation of efficiency improvement equipment on the M/V Alfa during her scheduled drydocking.

5.	Deferred Drydocking Costs, net:

The movement in “Deferred drydocking costs, net”, between the periods presented in the accompanying consolidated balance sheets is analyzed as follows:

Deferred drydocking costs, net
Balance, January 1, 2022	$1,057
Amortization	(360)
Balance, December 31, 2022	$697
Amortization	(357)
Balance, December 31, 2023	$340
Additions	903
Amortization / write-off	(512)
Balance, December 31, 2024	$731

On September 2, 2024, the M/V Alfa completed her scheduled drydocking, undergoing routine repairs and maintenance to ensure continued operational efficiency, safety, and compliance with class requirements. The additions presented above relate to the respective drydocking and special survey costs qualifying for deferral. Upon arrival of the M/V Alfa at the shipyard for her scheduled drydocking, the unamortized balance of previously deferred drydocking costs was written off.

6.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is member of a protection and indemnity association, or P&I Club that is a member of the International Group of P&I Clubs, which covers its third-party liabilities in connection with its shipping activities. Members of P&I Clubs are typically subject to possible supplemental amounts or calls, payable to the P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group of P&I Clubs.

The Company also accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity insurance coverage for pollution is $1,000,000 per vessel per incident.

Commitments under long-term lease contracts

The minimum contracted revenue expected to be recognized on the non-cancellable time charters of the vessels as of December 31, 2024, is estimated as follows:

Year	Amount
2025	4,100
Total	$4,100

The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before reduction for brokerage commissions and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

7.	Long-Term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheet of December 31, 2024, is analyzed as follows:

December 31, 2024
Total long-term debt	$16,200
Less: Deferred financing costs	(269)
Total long-term debt, net of deferred financing costs	$15,931

Current portion of long-term debt	$2,300
Less: Current portion of deferred financing costs	(87)
Current portion of long-term debt, net of deferred financing costs	$2,213

Non-current portion of long-term debt	$13,900
Less: Non-current portion of deferred financing costs	(182)
Non-current portion of long-term debt, net of deferred financing costs	$13,718

On September 16, 2024, Positano and Reef Shiptrade Ltd. (“Reef”), as joint and several borrowers, and Maui, as guarantor, entered into a new term loan facility with a leading international financial institution for up to $91,500, consisting of a committed portion of up to $16,500 and an uncommitted upsize option of up to another $75,000. On September 19, 2024, the entities borrowed the $16,500 committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. The borrowed portion of the term loan facility is secured by, among other things, a first priority mortgage on the M/V Alpha and the M/V Bravo, an assignment of their earnings and insurances, a pledge of their earnings accounts, and a pledge of the equity interests of each of the subsidiaries owning the mortgaged vessels. The term loan facility contains restrictive covenants that may limit or restrict the borrower’s and the guarantor’s ability to incur additional indebtedness, to make any substantial change to the nature of the their business, to pay dividends, to sell the mortgaged vessels or change their management, and to effect a change of control, enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or joint venture arrangement. It also contains certain financial covenants, requiring the borrowers to maintain minimum restricted cash deposits of $250 per mortgaged vessel, and a minimum ‘loan to mortgaged vessels value’ ratio of 65%.

During the year ended December 31, 2024, the weighted average interest rate on the borrowed portion of the term loan facility was 8.6%, and the amount outstanding as of December 31, 2024, is repayable as follows:

Year	Amount
2025	$2,300
2026	1,170
2027	2,280
2028	10,450
Total	$16,200

The uncommitted upsize option of up to another $75,000 may be made available to the Company under the same term loan facility, in whole or in parts, to finance future vessel acquisitions. This portion of the term loan facility remains free of interest or other fees, and the Company is not obliged to borrow it, or any part thereof. The terms of borrowing this portion, or any part thereof, will be determined at the time it is requested.

8.	Capital Structure:

Initial public offering. On July 15, 2024, Icon successfully completed the initial public offering of 31,250 of its common shares, at an offering price of $160.00 per share, for gross proceeds of approximately $5,000, before deducting underwriting discounts and offering expenses. Icon’s common shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.”

Transfer of shares to Maui. Maui was incorporated on October 27, 2022, under the laws of the Republic of Marshall Islands. On May 3, 2023, Maui entered a deed of transfer of shares with the shareholders of Positano by which all outstanding shares of Positano were transferred to Maui. The transaction was accounted for as described in note 1 “Basis of Presentation and General Information”.

Exchange agreement with Icon. Icon was incorporated on August 30, 2023, under the laws of the Republic of the Marshall Islands. On June 11, 2024, Icon acquired all of the outstanding shares of Maui in exchange for 15,000 Series A Preferred Shares, 1,500,000 Series B Preferred Shares of Icon, and 5,000 common shares of Icon. The transaction was accounted for as described in note 1 “Basis of Presentation and General Information”. As of December 31, 2024, the main characteristics of the Series A Preferred Shares and the Series B Preferred Shares are as follows:

•
Series A Preferred Shares are perpetual, non-redeemable, have no maturity date and rank senior to the Company’s common shares and Series B Preferred Shares, with respect to dividend distributions and distributions upon liquidation, dissolution or winding up of the affairs of the Company, or upon sale of all or substantially all of the assets, property or business of the Company, or upon a change of control of the Company. Series A Preferred Shares have a stated amount of $1,000 each, and may, at the option of the holders but not in parts, be converted into common shares at any time commencing on July 16, 2025 and until July 15, 2032. The conversion price is equal to the lower of (i) $240.00 per common share, subject to certain anti-dilution adjustments and (ii) the volume weighted average price of the Company’s common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The holders of Series A Preferred Shares have no voting rights, subject to limited exceptions, and are entitled to receive biannual dividends, payable in cash or in kind or in a combination thereof, in the Company’s option, accruing at a dividend rate of 9.00% per annum on the stated amount per Series A Preferred Share and on any unpaid accrued dividends. In each event of non-payment or payment in kind, the dividend rate then in effect shall increase by a factor of 1.33 or 1.30, respectively, from the day of such event onwards (“Rate Adjustment”). On the day a previous non-payment is rectified, the increase will cease to apply. Partial non-payments, payments in kind or rectifications of previous non payments, will be treated proportionally. Series A Preferred Shares were issued on June 11, 2024. The Company has not declared or paid dividends on its Series A Preferred Shares during 2024. Accordingly, a Rate Adjustment has occurred on both June 30, 2024 and on December 31, 2024. The accumulated dividends on the Series A Preferred Shares as of December 31, 2024, amounted to $977. This amount is not reflected in the accompanying consolidated balance sheets, but it is presented in the accompanying consolidated statements of (loss)/income as deduction from the net (loss)/income of the relevant period to derive the net (loss)/income attributable to common shareholders. The holders of Series A Preferred Shares also have the right to participate, on an as-converted basis, in certain non-recurring dividends and distributions declared or made on common shares. Accordingly, the holders of Series A Preferred Shares did not participate on an as-converted basis or otherwise, in any of the dividends the Company declared and paid to common shareholders during 2024.

•
Series B Preferred Shares are perpetual, non-redeemable, not convertible into common shares, have no maturity date and rank pari-passu with the Company’s common shares. Each Series B Preferred Share has the voting power of 1,000 common shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to adjustments to maintain a substantially identical voting interest in the Company following certain events. The holders of Series B Preferred Shares have no dividend or distribution rights, other than upon the Company’s liquidation, dissolution or winding up, in which event the holders of Series B Preferred Shares shall be entitled to receive a payment up to an amount equal to the par value per Series B Preferred Share. Also, if the Company declares or makes any dividend or other distribution of voting securities of a subsidiary to the holders of the Company’s common shares by way of a spin off or other similar transaction, then, in each such case, each holder of Series B Preferred Shares shall be entitled to receive preferred shares of the subsidiary whose voting securities are so distributed with at least substantially similar rights, preferences, privileges and voting powers, and limitations and restrictions as those of the Series B Preferred Shares.

Rights agreement.  On July 11, 2024, the Company entered into a stockholders’ rights agreement (the “Rights Agreement”), with Computershare Trust Company, N.A., as rights agent. Pursuant to the Rights Agreement, each of the Company’s common shares includes one right that entitles, once becomes exercisable, the holder to purchase one one-thousandth of a share of Series C Participating Preferred Stock (“Series C Preferred Share”) for $1,000.00 (the “Exercise Price”) subject to specified adjustments. These rights separate from the common shares and become exercisable only if a person or group (the “Acquiring Person”) other than the Company’s Chairwoman and Chief Executive Officer or her controlled affiliates, acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s outstanding common shares, in a transaction not approved by our Board of Directors. In that situation, each holder of a right (other than the Acquiring Person, whose rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a Series C Preferred Share, upon payment of the Exercise Price, a number of the Company’s common shares having a then-current market value equal to twice the Exercise Price. Under its terms, the Rights Agreement will expire on July 11, 2034.

First Representative’s Warrant. On July 15, 2024, in connection to the Company’s initial public offering, Icon issued to Maxim Group LLC, for acting as sole book-running manager, a warrant to purchase up to 2,000 common shares, in whole or in parts, at an exercise price of $176.00 per common share, subject to certain anti-dilution adjustments (the “First Representative’s Warrant”). If at the time of exercise of the First Representative’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common shares issuable upon such exercise, then the First Representative’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of common shares equal to the difference between the applicable spot price per common share of the Company (as determined in the First Representative’s Warrant) and the exercise price then in effect, multiplied by the number of common shares that would be issuable upon a cash exercise, divided by the applicable spot price per common share of the Company (as determined in the First Representative’s Warrant). The First Representative’s Warrant is exercisable on or after January 11, 2025, and expires on July 11, 2027, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise.

The accounting of the First Representative’s Warrant was assessed in accordance with its policy for distinguishing liabilities from equity (see note 2 “significant accounting policies and recent accounting pronouncements”) and it was determined that classification as equity is appropriate and that no features required bifurcation. In addition, since the First Representative’s Warrant was issued to Maxim Group LLC for its services in connection with the Company’s initial public offering, the Company considered the provisions of ASC 718 “Compensation-Stock Compensation” and the cost of the First Representative’s Warrant was classified within shareholders’ equity, against the respective offering proceeds.

Distributions. Dividends distributed to the Company’s common shareholders during the year ended December 31, 2024, 2023 and 2022, amounted to $239, $3,307 and $2,638 (or $6.60, $661.35 and $527.48 per common share outstanding), respectively. In addition, on April 1, 2024, the Company approved the return of an amount of $3,000 of additional paid-in capital, which was paid on May 13, 2024. As this return of additional paid-in capital was made after December 31, 2023, but prior to the Company’s initial public offering, it has been given retroactive effect in the accompanying consolidated balance sheet as of December 31, 2023.

9.	Earnings/(Loss) per common share:

All common shares issued have equal rights and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series A Preferred Shares. Diluted earnings/(loss) per common share, if applicable, reflect the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net (loss)/income. As of December 31, 2024, and during the year then ended, the effect of the outstanding First Representative’s Warrant and Series A Preferred Shares (see note 8 “capital structure”), would be antidilutive, hence they were excluded from the computation of diluted earnings/(loss) per common share:

	Year ended December 31,
	2024	2023	2022
Net (loss) / income	$(210)	$1,155	$4,242
Accumulated dividends on Series A Preferred Shares	(977)	—	—
Net (loss) / income attributable to common shareholders	$(1,187)	$1,155	$4,242
Divided by: Weighted average number of common shares, basic and diluted	19,515	5,000	5,000
(Loss)/Earnings per common share, basic and diluted	$(60.83)	$$231.00	$848.40

10.	Financial Instruments and Fair Value Disclosures:

Credit risk. Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of trade receivables, amounts due from the manager, and cash and cash equivalents. The Company limits its credit risk by performing ongoing credit evaluations of its counterparties’ financial condition and by collecting its trade receivables mainly in advance. The Company generally does not require collateral for its trade receivables, but when considered necessary it may pursue additional securities and guarantees from its customers. Also, the Company places its cash and cash equivalents with established financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions.

Fair value. The carrying values of the Company’s trade receivables, amounts due from/to the manager, accounts payable, and accrued liabilities, approximate their respective fair values due to the short-term nature of these financial instruments. Cash, cash equivalents and restricted cash are considered as Level 1 items in accordance with the fair value hierarchy. The recorded value of the Company’s long-term debt is a reasonable estimate of its fair value as it bears interest at a variable rate based on SOFR, which is observable at commonly quoted intervals for the full term of the long-term debt. Therefore, long-term debt is considered as a Level 2 item in accordance with the fair value hierarchy.

11.	Taxes:

Marshall Islands tax considerations. Icon, Maui, Reef and Positano are incorporated under the laws of the Republic of Marshall Islands and are not subject to income taxes in the Republic of Marshall Islands.

Taxation on United States Source Income. Pursuant to § 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. Federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the U.S. (the “Publicly-Traded Test”).

The jurisdictions where the Company and its subsidiaries are incorporated grant an equivalent exemption to United States corporations. The Company believes that it will satisfy the 50% Ownership Test for the 2024 taxable year and expects to satisfy the substantiation and reporting requirements to claim the respective benefits. Therefore, the Company intends to take the position that it is exempt from U.S. federal income tax under Section 883 of the Code during the 2024 taxable year. However, there can be no assurance that the Company will continue to satisfy the requirements of the 50% Ownership Test in future taxable years.

12.	Subsequent Events:

Public Offering. On January 24, 2025, the Company, successfully completed a public offering of 229,007 units containing common shares and warrants to purchase common shares (the “Class A Warrants”), at an offering price of $52.4 per unit (such numbers retroactively adjusted for the one-for-forty reverse stock split effected on April 1, 2025). The Class A Warrants also contained certain mechanisms pursuant to which the holders could exercise each Class A Warrant for no additional cash consideration. Accordingly, as of April 24, 2025, substantially all of the Class A Warrants have been exercised via such cashless mechanism and the Company has issued 1,920,000 common shares. Gross proceeds to the Company, before deducting placement agent’s fees and other offering expenses, were approximately $12.0 million. The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, funding for working capital needs, debt repayments, and fleet expansion. Additionally, in connection with the offering, the Company issued to Maxim Group LLC, for acting as placement agent, a warrant to purchase up to 11,450 common shares, at an exercise price of $57.64 per common share, subject to certain customary anti-dilution adjustments (the “Placement Agent’s Warrant”).  The Placement Agent’s Warrant is exercisable commencing July 24, 2025 and will expire on July 24, 2028.

NASDAQ Minimum Bid Price. On March 7, 2025, the Company received a written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of its common shares for 30 consecutive trading days, from January 23, 2025, to March 6, 2025, was below $1.00 per share, the Company is no longer in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). On April 1, 2025, the Company effected the Reverse Stock Split (as defined below) to regain compliance with the Minimum Bid Price Requirement. As of April 15, 2025, the closing bid price of the Company’s common shares remained at $1.00 per share or higher for ten consecutive business days and as such, the Company received a letter from Nasdaq confirming that the Company regained compliance with the Minimum Bid Price Requirement.

Fleet expansion. On March 21, 2025, the Company entered into a definitive agreement with an unaffiliated third party to bareboat charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. Icon intends to operate the vessel under the name Charlie and expects to take delivery between May and August 2025, subject to the satisfaction of certain customary closing conditions. Icon has made an advance payment of $2,750 upon signing of the agreement and will pay an additional $2,750 upon delivery, followed by a hire rate of $7.50 per day over a three-year bareboat charter period. At the end of that period, Icon has the option to purchase the vessel for $18,000. Icon has secured a time charter for the M/V Charlie, whereby the vessel will be employed by a reputable dry bulk operator for a period of 9 to 12 months, at a floating daily hire rate linked to the Baltic Supramax Index. In addition to the daily hire rate, Icon will also receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber. The time charter is expected to commence immediately upon delivery of the M/V Charlie to Icon, subject to the satisfaction of certain customary closing conditions.

Reverse stock split. On April 1, 2025, Icon effected a reverse stock split (the “Reverse Stock Split”), whereby every 40 of its issued and outstanding common shares were automatically converted into 1, without any change in the par value per share or the total number of common shares Icon is authorized to issue. No fractional shares were issued in connection with the Reverse Stock Split. The Reverse Stock Split did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares), (ii) have any direct impact on the market capitalization of the Company, or (iii) modify any voting rights or other terms of the common shares. Immediately before the Reverse Stock Split, Icon had 87,410,311 outstanding Common Shares, which were reduced to 2,185,230 common shares. The Company’s shareholders approved and granted the Board the authority to implement one or more reverse stock splits within a range of split ratios, at the Company’s annual meeting of shareholders held on March 17, 2025. Accordingly, all share and per share data presented in these consolidated financial statements give retroactive effect to the Reverse Stock Split as of the earliest period presented.

Dividend. On April 22, 2025, our Board of Directors approved a cash dividend of $0.07 per Common Share for the fourth quarter of 2024, payable on or around May 30, 2025, to all common shareholders of record as of May 16, 2025.