Form 20-F
period 2025-12-31
Icon Energy Corp
filed 2026-02-24
CIK 1995574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)
☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Dennis Psachos, Chief Financial Officer
Icon Energy Corp.
c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia Athens, Greece
+30 211 88 81 300
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Shares, par value $0.001, including the Preferred Stock Purchase Rights	ICON	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2025, there were outstanding:
691,977 common shares, $0.001 par value per share (such number adjusted for the one-for-five reverse stock split effected on January 8, 2026)
18,954 Series A Cumulative Convertible Perpetual Preferred Shares, $0.001 par value per share
1,500,000 Series B Perpetual Preferred Shares, $0.001 par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes  ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions, or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Without limiting the generality of the foregoing, all statements in this annual report on Form 20-F concerning or relating to estimated and projected earnings, margins, costs, expenses, expenditures, cash flows, growth rates, future financial results, liquidity and our ability to raise funds are forward-looking statements. In addition, we, through our senior management, from time to time may make forward-looking public statements concerning our expected future operations and performance and other developments.

The forward-looking statements in this annual report on Form 20-F are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Item 3. Key Information—D. Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•
changes in general dry bulk market conditions, including fluctuations in charter hire rates, vessel values, vessel supply, demand for vessels, and supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;

•	changes in seaborne and other transportation patterns;

•
delays or defaults by shipyards in the construction of new buildings in the dry bulk industry, defaults in constructions, or delays, cancelations, or non-completion of deliveries of any vessels we may agree to acquire;

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

•	changes in tariffs or other restrictions imposed on foreign imports by the U.S. and related countermeasures taken by impacted foreign countries;

•	general domestic and international political conditions or events, including trade wars, acts of hostility or potential, threatened, or ongoing war;

•	inherent operational risks, natural disasters, weather damage, seasonal fluctuations, and inspection procedures of the dry bulk industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations, particularly with respect to the dry bulk shipping industry;

•	our ability to continue as a going concern; and

•
other factors discussed in “Item 3. Key Information—D. Risk Factors” and other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”).

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

PART I

Unless the context otherwise requires, as used in this annual report on Form 20-F, the terms “Company,” “Icon,” “Icon Energy,” “we,” “us,” and “our” refer to Icon Energy Corp. and any or all of its subsidiaries, and “Icon Energy Corp.” refers only to Icon Energy Corp. and not to its subsidiaries. References to “Pavimar” are to Pavimar Shipping Co., a related party that provides us with certain services and performs the day-to-day management of our fleet.

On June 11, 2024, we acquired all of the outstanding share capital of Maui Shipping Co. (“Maui”), an investment holding company that had previously entered into a deed of transfer of shares with the shareholders of the shipowning company Positano Marine Inc. (“Positano”), whereby all outstanding shares of Positano were transferred to Maui. These transactions were treated as reorganizations of companies under common control and have been accounted for in a manner similar to the pooling of interests method, as each entity was controlled by our Chairwoman and Chief Executive Officer. Accordingly, our consolidated financial statements have been presented by giving retroactive effect to such transactions, using historical carrying values of the assets and liabilities of Maui and Positano, and all references in this annual report on Form 20-F to the terms described above, when used in a historical context prior to June 11, 2024, refer to our predecessor companies, Maui and Positano.

All share and per share amounts disclosed in this annual report on Form 20-F give retroactive effect, for all periods presented, to the one-for-five reverse stock split of our common shares, par value $0.001 per share, (the “Common Shares”) effected on January 8, 2026 as well as the one-for-forty reverse stock split of our Common Shares effected on April 1, 2025 (together the “Reverse Stock Splits”). Unless otherwise indicated, all references to “our fleet,” and “our vessels,” include right-of-use assets under finance leases, and all references to currency amounts are in U.S. dollars. We use the term deadweight tons (“dwt”) in describing the size of our vessels. Dwt, expressed in metric tons (1,000 kilograms), is a measure of the total weight a vessel can safely carry, including cargo, fuel, ballast and fresh water, lubricants, crew, provisions, stores and spare parts.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this annual report on Form 20-F and in other documents we file or furnish with the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in any of our securities. Our business, as well as our reputation, financial condition, operating results, and share price, could be materially adversely affected by any of these risks or a combination of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our securities speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the headings “Risks Relating to Our Industry,” “Risks Relating to Our Company,” “Risks Relating to our Relationship with our Manager and its Affiliates,” and “Risks Relating to Our Common Shares” and should be carefully considered, together with other information in this annual report on Form 20-F and our other filings with the Commission, before making an investment decision regarding our securities.

The principal risk factors, as more particularly described  below, include, but are not limited to, the following:

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

•	our dependence on index-linked charters and the potential adverse effects of decreases in spot freight charter hire rates or indices;

•	global economic conditions and disruptions in world financial markets and the resulting governmental action;

•	compliance with, and our liabilities under, governmental, tax, environmental, and safety laws and regulations;

•	changes in governmental regulation, tax, and trade matters and actions taken by regulatory authorities;

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

•
our Chairwoman and Chief Executive Officer, Ismini Panagiotidi, beneficially owns the majority of our Series B Perpetual Preferred Shares (the “Series B Preferred Shares”), which have superior voting rights, and has control over us; her interests could conflict with the interests of common shareholders;

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

The volatility in the dry bulk charter market, from which we derive substantially all of our revenues, has affected the dry bulk shipping industry and may harm our business. While charter hire rates are presently generally above our operating expenses, in the past charter hire rates have declined below the operating costs of our vessels. The Baltic Dry Index (“BDI”) a daily index of charter hire rates for key dry bulk routes published since 1985 by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has generally been very volatile. The BDI declined from an all-time high of 11,793 in May 2008 to an all-time low of 290 in February 2016, which represents a decline of approximately 98%. In the preceding and following years volatility was less extreme, although there were still multiple instances where the index decreased or increased by more than 50% in short periods of time. In 2025, the BDI ranged from a low of 715 in January, to a high of 2,845 in December. In 2026, up to the date hereof, the BDI ranged from a low of 1,532 in early January, to a high of 2,148 in late January. Due to its volatile nature, there can be no assurance of the future performance of the BDI.

We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders, and end users. Currently, two of our vessels are chartered to an international commodity trading conglomerate, earning hire at floating daily rates linked to the Baltic Panamax Index, and our third vessel is chartered to a reputable dry bulk operator at a floating daily hire rate linked to the Baltic Supramax Index. The Baltic Panamax Index and the Baltic Supramax Index, also daily indices published by the Baltic Exchange Limited but specific to the Panamax and Supramax segments of the drybulk sector, are highly correlated to the BDI and have historically exhibited similar levels of volatility. We are, therefore, exposed to changes in indices for dry bulk vessels and such changes affect our business, operating results, cash flows, and financial condition.

The volatility in charter rates is due to various factors and their interplay, including, but not limited to, the demand for commodities carried by sea, the global economic conditions, the availability of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, geopolitical events, seasonal variations, the geographical dislocation between production regions and consumption centers around the world, trade disruptions caused by natural or other disasters, and international hostilities. Such circumstances have had, and could in the future result in, adverse consequences including, among other developments:

•	decrease in available financing for vessels;

•	decrease in the values of vessels;

•	no active or illiquid secondhand market for the sale of vessels;

•	decrease in demand for dry bulk vessels and limited employment opportunities;

•	charterers seeking to renegotiate the hire rates for existing time charters;

•	loan covenant defaults; and

•	declaration of bankruptcy by some operators, charterers, and vessel owners.

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

All of our vessels are currently time chartered at floating daily hire rates. In the future, the number of vessels in our fleet that will be employed on spot voyage charters or index-linked or fixed rate charters will vary from time to time, dictated by a multitude of factors and the chartering opportunities available to us. We anticipate that a significant portion of our fleet will be exposed to changes in the spot freight market or the indices for dry bulk vessels. As a result, our financial performance will be significantly affected by conditions prevailing from time to time in the dry bulk vessel charter market and only our vessels that may operate under fixed-rate time charters would, during the term of such time charters, provide a fixed source of revenue to us. If future spot charter rates or indices decline, we may be unable to operate our vessels profitably, and our business, operating results, cash flows, and financial condition will be significantly affected.

Also, charter hire rates for spot voyages are usually fixed for a single voyage, which may last up to several weeks. Therefore, during periods in which spot charter hire rates are rising, we will generally experience delays in realizing the benefits from such increases. Spot charter hire rates are also not uniform globally and may vary substantially between different geographical regions. As a result, realizing opportunities in the spot market will also depend on the geographical location of our vessels at any given time.

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

If economic conditions throughout the world decline, including as a result of political instability or international hostilities, it will negatively impact our business, operating results, cash flows, and financial condition.

We conduct most of our operations outside of the United States and our business, operating results, cash flows, financial condition, and available cash may be adversely affected by changing economic, political, and governmental conditions in the countries and regions in which our vessels are employed or registered. The world economy is facing a number of actual and potential challenges, including amongst other things political unrest and conflicts in various geographic areas and countries, evolving trade relations involving major economies, geopolitical tensions among the United States and other nations as well as among other nations, terrorist or other attacks (including threats of such attacks) around the world, war (or threatened war) or international hostilities, and future epidemics or pandemics, banking crises or failures, which may contribute to economic instability in the global financial markets and international commerce. These conditions remain highly unpredictable and, if sustained, could lead to increased economic uncertainty amidst fears of more generalized military conflicts or significant inflationary pressures. This uncertainty could have a negative longer-term net impact on the dry bulk market, although the exact impact on our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. In addition, as a result of the foregoing, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. The implementation of economic sanctions against certain persons, entities and activities, for example in relation to the war between Russia and Ukraine, have caused supply disruptions in the oil and gas markets. Any new or increased sanctions could continue to cause significant volatility in energy prices, which could result in increased inflation and may trigger a recession in the U.S. and China, among other regions.

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

The U.S. and global capital markets, including credit markets, continue to experience volatility and uncertainty, and there is a risk that the U.S. federal government and state governments and European authorities may continue to implement a broad variety of governmental action and/or introduce new financial market regulations. Global financial markets and economic conditions have been, and continue to be, volatile and we face risks associated with the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, and reduced levels of growth, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business and results or operations or impair our ability to borrow under any future financial arrangements we may enter into contemplating borrowing from the public and/or private equity and debt markets. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced (or in some cases ceased to provide) funding to borrowers and other market participants, including equity and debt investors, and, in some cases, have been unwilling to provide financing on attractive terms or even at all. While recent developments in the global credit markets have been supportive of borrowing and refinancing, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms or at all. In the absence of available financing or financing on favorable terms, we may be unable to complete vessel acquisitions, take advantage of business opportunities, or respond to competitive pressures.

Any of these occurrences could have a material adverse impact on our business, operating results, cash flows and financial condition.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, may adversely affect our business, including operating results, cash flows, and financial condition. In April 2025, tariffs were announced on many U.S. trading partners, including 34% tax on imports from China, 20% on products from the E.U., and a baseline 10% tax on imports from many countries. These tariffs were struck down in February 2026 by a Supreme Court ruling and new global tariffs of up to 15% for up to 150 days were imposed. Although these new tariffs may be temporary and may be subject to legal challenge, there is uncertainty as to whether and when the U.S. may impose new, reinstated or adjusted tariffs on goods imported from China or other countries. Tariffs and international trade arrangements will continue to change, potentially without warning and to an extent or duration that is difficult to predict. The full impact of recent and future governmental actions on macroeconomic conditions and on our business is uncertain, difficult to predict and depends on a number of factors, including the extent and duration of tariffs, any reversal or temporary suspension of announced tariffs, the availability of exemptions, changes in the amount and scope of tariffs, the imposition of new tariffs and other measures that target countries may take in response to U.S. trade policies, the result of legal and other challenges on the tariffs, and possible resulting general inflationary pressures in the global economy, as well as the availability and cost of alternative sources of supply for merchandise. Such tariffs and countermeasures could increase the cost of raw materials that we transport, disrupt global supply chains, and create additional operational challenges. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for commodities carried by sea, result in the loss of customers, and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

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

For example, restrictions and future prevention and mitigation measures against outbreaks of epidemic and pandemic diseases, such as travel restrictions and temporarily closing business, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. As a result of such measures, our vessels may not be able to call on or disembark from ports located in regions affected by an outbreak. In addition, we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, and disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, among other potential consequences attendant to epidemic and pandemic diseases.

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

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

• acts of God;

• mechanical failure, grounding, fire, explosions, collisions, and generally damage to or destruction of vessels;

• war, terrorism, political action, piracy, or other detentions;

• environmental accidents;

• cargo and property losses or damage; and

• business interruptions caused by human error, labor strikes, crew strikes and/or boycotts, epidemics or pandemics, adverse weather conditions, and other circumstances or events.

Any of these circumstances or events could increase our costs or lower our revenues. Such circumstances could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with crew or employees, customers, or third parties, higher insurance rates, damage to our reputation and customer relationships generally, market disruptions, and delays and rerouting. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or result in the imposition of public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to deductibles and caps, or may not cover such losses, and any of these circumstances or events could increase our costs or lower our revenues. Furthermore, the involvement of our vessels and other vessels we may acquire in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events could have a material adverse effect on our business, operating results, cash flows, and financial condition.

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

The actual implementation of this action remains uncertain. A USTR hearing took place in May 2025 and the public comment period closed in July 2025, and there may be further changes to the action based on any comments received. Additionally, specifics, such as applicability to sale leaseback arrangements with Chinese leasing financiers, have not been clarified. In a sale leaseback arrangement, the Chinese leasing financiers are the formal owners of the vessels. Furthermore, retaliatory measures from China or other nations could further compound disruptions and cost increases within the global shipping industry.

In addition to direct port fee increases, retaliatory actions by China or other countries could indirectly impact port-related costs. For example, China could impose retaliatory port fees or restrictions on vessels of non-Chinese origin calling at Chinese ports, which could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide, including U.S. ports.

Only one of our vessels was constructed in China, however, its carrying capacity of 63,668 dwt is below the 80,000 dwt threshold for the exception from the port fees for Chinese-built dry bulk vessels, and therefore the vessel should be exempt from the port fee on Chinese-built vessels under the current version of the USTR action. Furthermore, in the future, we may enter into sale and leaseback transactions with Chinese financial institutions, or into contracts for the purchase or charter of secondhand vessels constructed in China or shipbuilding contracts for newbuildings constructed in Chinese shipyards. Given the potential magnitude of these port-related fees and the many uncertainties surrounding their implementation, it is not possible at this time to fully predict the ultimate financial impact. However, if the action or similar measures are implemented, port fees for our vessels or vessels we charter and our operating costs for voyages calling at U.S. ports could materially increase. This, in turn, could significantly reduce our profitability, negatively impact our ability to compete effectively, and materially and adversely affect our operations and financial results.

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

We operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk shipping market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending March 31 and June 30, and, conversely, our revenues may be stronger in the fiscal quarters ending September 30 and December 31. This seasonality should not affect the operating results of any vessels employed on fixed rate period time charters, if any, but because our vessels may be employed in the spot market or on index-linked time charters, seasonality may increase the volatility of and materially affect our operating results and cash flows.

Climate change and greenhouse gas restrictions may be imposed, which could affect our business, operating results, cash flows, and financial condition.

Due to concerns over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap-and-trade regimes, carbon taxes, taxonomy of “green” economic activities, increased efficiency standards, and incentives or mandates for renewable energy. At the IMO’s Marine Environmental Protection Committee (“MEPC 80”), in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which identifies a number of ambitions, including: (1) decline of carbon intensity through further improvement of the energy efficiency for new ships; (2) decline of carbon intensity of international shipping, to reduce CO2 emissions by at least 40% by 2030, compared to 2008; (3) uptake of zero or near-zero GHG emission technologies, fuels, and/or energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emission by or around 2050. MEPC 81, in March 2024, agreed on an illustration of a possible draft outline of an “IMO net-zero framework” for cutting GHG emissions from international shipping, which lists regulations under the IMO International Convention for the Prevention of Pollution from Ships of 1973, as amended from time to time (“MARPOL”), to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero. These mechanisms are mid-term GHG reduction measures specified in the initial strategy. At the conclusion of MEPC 82, a draft legal text was used as a basis for ongoing talks about mid-term GHG reduction measures. The proposed mid-term measures include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity, and a global GHG emission pricing mechanism.  In April 2025, MEPC 83 finalized and approved the net-zero framework, including new requirements on GHG fuel intensity, in combination with a pricing and reward mechanism. Discussions on formal adoption of the framework have adjourned until 2026. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

Furthermore, the following additional greenhouse regulations could result in increased implementation and compliance costs and expenses:

•
Adoption of mandatory data collection system: Since 2019, the IMO data collection system (“IMO DCS”) requires vessels above 5,000 gross tons to report consumption data for fuel oil, hours under way, and distance traveled. This covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching, and off-shore installations. The data is annually reported to the flag state that issues a statement of compliance to the relevant vessel. Data is reported annually to the flag state and is used in calculating a ship’s operational carbon intensity indicator (“CII”).

•
Amendments to MAPROL Annex VI requiring ships to reduce their greenhouse gas emissions. Beginning in January 2023, Annex VI imposed reporting requirements in connection with the implementation of the Energy Efficiency Existing Ship Index (“EEXI”) and CII framework, which amendments became effective May 1, 2024. Beginning in January 2023, Annex VI required EEXI and CII certification. The first annual reporting was to be completed in 2023, with initial ratings given in 2024.

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

•
Maritime ETS scheme became effective in January 2024. On January 1, 2024, the EU Emissions Trading Scheme (“ETS”) for ships sailing in and out of EU ports became effective. The emissions covered by ETS are 100% of the emissions from intra-EU maritime voyages, 100% of emissions from ships at berth in EU ports, and 50% of emissions from voyages which start or end at EU ports (but either have a destination of, or depart from, a port outside of the EU). Compliance will be on a company-wide (rather than per ship) basis and “shipping company” is defined broadly to capture both the ship owner and any contractually appointed commercial operator, ship manager, or bareboat charterer who assumes responsibility for full compliance under ETS and the ISM Code. ETS is to apply gradually over the period from 2024 to 2026. 40% of 2024 emissions had to be covered by allowances surrendered in 2025; 70% of 2025 emissions will have to be covered by allowances surrendered in 2026; and, beginning in 2026, 100% of emissions must be covered by allowances surrendered in the subsequent year.

•
FuelEU maritime regulation became effective in January 2025. FuelEU Maritime is a European Union regulation that entered into force on January 1, 2025 as part of the EU’s broader climate package aimed at achieving climate neutrality by 2050. Unlike market-based mechanisms that price carbon emissions, FuelEU directly regulates the greenhouse gas (“GHG”) intensity of the energy used on board ships calling at EU and EEA ports. It operates alongside ETS but targets a different aspect of maritime decarbonization. The regulation applies to ships of 5,000 gross tonnage and above, irrespective of flag, when trading to or from EU ports. Its geographic scope mirrors that of the ETS: it covers 100% of energy used on intra-EU voyages, 100% of energy consumed at berth in EU ports, and 50% of energy used on voyages between an EU port and a non-EU port. FuelEU’s central mechanism is a progressively tightening limit on the well-to-wake GHG intensity of marine energy. This lifecycle approach captures not only carbon dioxide, but also methane, nitrous oxide, and upstream emissions from fuel production and transport. Compliance is assessed against a 2020 fossil fuel reference value, with mandatory reductions beginning at 2% in 2025 and increasing incrementally to 6% in 2030, 14.5% in 2035, 31% in 2040, 62% in 2045, and 80% by 2050. The regulatory trajectory is designed to create a long-term transition pathway away from conventional fossil fuels toward low and zero-carbon alternatives. Compliance is calculated annually at the company level rather than on a per-vessel basis. Each company must determine whether the average GHG intensity of the energy used by its fleet subject to the regulation meets the applicable limit. If the fleet exceeds the permitted intensity threshold, a financial penalty is imposed, and the compliance deficit must be carried forward and addressed in subsequent periods. The regulation incorporates flexibility mechanisms, including pooling (allowing multiple vessels to offset deficits and surpluses within a company or between companies), banking (carrying forward surplus compliance to future years), and limited borrowing from the following year’s compliance margin. A FuelEU “Document of Compliance” must be issued and carried on board as evidence of conformity. In addition to fuel intensity limits, FuelEU introduces an operational requirement for the use of onshore power supply (OPS) while at berth in major EU ports. From 2030, container and passenger ships will generally be required to connect to shore-side electricity where available, with the scope broadening further from 2035, subject to defined exemptions. It is not yet clear how responsibility under FuelEU can be fairly allocated given that regulatory liability falls on ship owners whereas it is generally the operators who choose the fuel, route, and speed and will have control over emissions.

All of these regulations and any additional regulations addressing similar goals could cause us to incur additional substantial implementation and compliance expenses and, therefore, adversely affect our business, operating results, cash flows, and financial condition.

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task was delegated under the Kyoto Protocol to the IMO for action), which entered into force in 2005 and required adopting countries to implement national programs to reduce emissions of certain gases with targets extended through 2020. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. In January 2025, President Trump signed an executive order to start the process of withdrawing the United States from the Paris Agreement; the withdrawal became effective January 27, 2026. Compliance with changes in laws, regulations, and obligations relating to climate change could entail significant capital expenditures, or otherwise increase the costs of our operations, and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program.

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

Pending and future tax law changes may result in significant additional taxes to us. For example, the Organization for Economic Cooperation and Development (“OECD”) published a “Programme of Work,” which was divided into two pillars. Pillar One focused on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two, among other things, introduced a global minimum tax. Numerous countries are considering implementation of the OECD’s 15% global minimum tax, which, if applicable to us, may materially impact us. The foregoing proposals (in the event international consensus is achieved and implementing laws are adopted) and other possible future tax changes may have an adverse impact on us. Any requirement or legislation that requires us to pay more tax could have a material adverse effect on our business, operating results, cash flows, and financial condition.

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

In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social, and governance matters (“ESG”), which are considered to contribute to the long-term sustainability of companies’ performance.

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

We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance, we monitor and review the movements of our vessels on a daily basis and endeavor to provide that all or most of our future charters include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S. embargo. Furthermore, as of the date hereof, neither the Company nor its subsidiaries have entered into or have any plans to enter into, directly or indirectly, any contracts, agreements, or other arrangements with any countries subject to sanctions, or any entities controlled by the governments of these countries.

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

Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. Ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines, and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world, but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. All of our current vessels comply by burning low sulfur fuel (0.5% or 0.1%) or by being fitted with scrubbers. Costs of compliance with these regulatory changes for our non-scrubber vessels or any non-scrubber vessels we may acquire may be significant and may have a material adverse effect on our future performance, operating results, cash flows, and financial condition. We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for such vessels that will not be equipped with scrubbers.

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). As of January 1, 2015, vessels operating within an ECA are not permitted to use fuel with sulfur content in excess of 0.1%. The Amended Annex VI to MARPOL establishes procedures for designating new ECAs. Currently, the IMO has designated eight ECAs, including specified portions of the Baltic Sea, North Sea, North American , and United States Caribbean ECAs, and, beginning May 1, 2025, the Mediterranean Sea ECA. In addition, MEPC 82 designated the Canadian Arctic and the Norwegian Sea ECAs, which will become effective on March 1, 2026, and MECP 83 designated the North-East Atlantic Ocean ECA, which will become effective March 1, 2027. Ocean-going vessels in these areas are subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission control. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”), or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. Due to these factors, or due to other commercial considerations, we may consider installing scrubbers in the rest or some of our vessels, if such investment is deemed beneficial. Costs of ongoing compliance may have a material adverse effect on our future performance, operating results, cash flows, and financial condition. See “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations—International Maritime Organization.”

We are subject to regulation and liability under environmental laws and safety requirements that could require significant expenditures and affect our business, operating results, cash flows, and financial condition.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state, and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, EU regulations; the U.S. Oil Pollution Act of 1990 (the “OPA”); the U.S. Comprehensive Environmental Response; the Compensation and Liability Act of 1980 (“CERCLA”); the U.S. Clean Air Act, including its amendments of 1977 and 1990 (the “CAA”); the U.S. Clean Water Act (the “CWA”); the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”); and regulations of the IMO, which include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC; the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of ECAs thereunder; the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS; the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention; the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention; the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code; the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, generally referred to as the BWM Convention; and the International Ship and Port Facility Security Code; and regulations established by applicable flag state administrations.

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

The IMO has imposed updated guidelines for ballast water management (“BWM”) systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water and compliance involved with installing on-board systems to treat ballast water and eliminate unwanted organisms (“Ballast Water Treatment Systems,” or “BWTS”). Ships sailing in U.S. waters are required to employ a type-approved BWTS that is compliant with United States Coast Guard (“USCG”) regulations. Amendments to the BWM Convention concerning the form of the Ballast Water Record Book entered into force on February 1, 2025. We have installed approved BWTS on our vessels, which complies with the updated guidelines. Nevertheless, it is uncertain if further regulations or guidelines require us to incur compliance costs, which might have a substantial effect on our profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act are currently in effect to regulate ballast discharge, exchange, and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the USCG develop implementation, compliance, and enforcement regulations regarding ballast water. It intends to replace the VGP scheme and streamline the patchwork of federal, state, and local requirements for the commercial vessel community. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges under the Vessel Incidental Discharge Act and on October 9, 2024, the Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Until those regulations are final, effective, and enforceable, vessels will continue to be subject to the VGP 2013 requirements and the USCG ballast water regulations. Several U.S. states have added specific requirements to the Vessel General Permit including submission of a Notice of Intent (“NOI”), or retention of a Permit Authorization and Record of Inspection (“PARI”) form and submission of annual reports. Any upcoming rule changes may have financial impact on our vessels and may result in vessels being banned from calling in the U.S. in case compliance issues arise.

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

The market value of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger breaches of certain financial covenants under our loan agreements and other financing arrangements, and we may incur an impairment loss or, if we sell vessels following a decline in their market value, a loss on sale.

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

In addition, as vessels age, they generally decline in value. If the fair market value of our vessels declines, we may not be able to refinance any debt that we have or may incur in the future, or obtain additional funding. We may also not be in compliance with certain covenants in financing arrangements, and our lenders could accelerate our indebtedness, require us to pay down our indebtedness to a level where we are again in compliance with such covenants, or foreclose on their liens. We, therefore, could be required to provide additional securities or sell all or some of our vessels, and our ability to continue to conduct our business would be impaired. For more information regarding our current loan agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities.”

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

Our current fleet consists of three vessels. Any limitation in the availability or operation of our vessels could have a material adverse effect on our business, operating results, and financial condition.

Our current fleet consists of three vessels. Until we identify and acquire additional vessels, we will depend upon these three vessels for all of our revenue. If our vessels are unable to generate revenues as a result of off-hire time, termination of the existing time charters coupled with unavailability of alternative employment on favorable terms or at all, or otherwise, our business, operating results, cash flows, and financial condition could be materially adversely affected.

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

As of December 31, 2025, we had approximately $13.9 million in debt outstanding under our loan agreement and $21 million of obligations under the terms of our bareboat agreement for M/V Charlie, reflecting the present value of the lease payments to be made over the remaining lease term, including the purchase option to acquire the vessel at the end of the lease period, which we recognize as a finance lease liability. We have incurred indebtedness in connection with our vessels and we anticipate that we will incur future indebtedness or contractual obligations in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing financing. Significant levels of debt or other contractual obligations could have important consequences to us, including the following:

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

Our ability to service any indebtedness we incur in the future or make payments in connection with our contractual obligations will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory, and other factors, some of which are beyond our control, as well as the applicable interest rates. If the value of our vessels does not sufficiently serve as security for our lenders, or if our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance any future debt we incur or obtain additional financing on favorable terms, or at all, in the future. For more information regarding our current loan agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities.”

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

For more information regarding our current loan agreement, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities.”

If we do not have sufficient cash to pay dividends on our Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A Preferred Shares”) when due, we may suffer adverse consequences.

The holders of Series A Preferred Shares are entitled to receive biannual dividends, on each June 30 and December 31, payable in cash or in kind (in the form of additional Series A Preferred Shares) or in a combination thereof, at our option, accruing at the applicable dividend rate per annum on the stated amount of $1,000 per Series A Preferred Share and on any unpaid accrued dividends. Dividends on Series A Preferred Shares are cumulative and accrue, whether or not declared by our Board of Directors, however, such dividends are payable only when, as, and if declared by our Board of Directors. In each event of non-payment or payment in kind, the dividend rate then in effect shall increase by a factor of 1.33 (“Non-payment Rate Adjustment”) or 1.30 (“PIK Rate Adjustment”), respectively, from the day of such event onwards. On the day a previous non-payment is rectified by payment in cash, the relevant Non-payment Rate Adjustment will cease to apply. If the previous non-payment is rectified by payment in kind, the relevant Non-payment Rate Adjustment will cease to apply and the PIK Rate Adjustment will be permanently applied instead. Partial non-payments, payments in kind or rectifications of previous non-payments, will be treated proportionally.

We did not declare or pay dividends on the Series A Preferred Shares during 2024. On June 30, 2025, and December 31, 2025, we issued 2,249 and 1,705 Series A Preferred Shares, respectively, as payment-in-kind for the dividends that had accrued up to such dates. Following such payments-in-kind, the dividend rate for our Series A Preferred Shares increased to 25.7%. If we elect to pay future dividends on our Series A Preferred Shares in kind instead of in cash, then the issuance of additional Series A Preferred Shares would, if converted into Common Shares, result in dilution to our existing shareholders and in a further increase in the above dividend rate. In addition, a failure to pay dividends on our Series A Preferred Shares when due will adversely affect our ability to utilize shelf registration statements to sell our securities, which may be an important fund-raising avenue for us in the future. Also, under the terms of the Statement of Designation, as amended and restated, with respect to our Series A Preferred Shares, no cash dividend may be paid on our Common Shares unless full cumulative dividends have been, or contemporaneously are being, paid or provided for on all outstanding Series A Preferred Shares for all prior and then-ending dividend periods. Therefore, a failure to pay dividends on our Series A Preferred Shares when due will adversely affect our ability to pay cash dividends on our Common Shares.

If we fail to manage our growth properly, we may not be able to successfully expand our market share.

Our fleet currently consists of three vessels, and we may acquire additional vessels in the future. Our ability to manage our growth will primarily depend on our ability to:

•	generate excess cash flows so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs, including debt service obligations, if any;

•	raise capital or otherwise finance our operations and growth;

•	identify and acquire suitable vessels;

•	identify and consummate corporate acquisitions or joint ventures;

•	integrate any acquired businesses or vessels, including those operating in sectors in which we do not currently operate, successfully with our existing operations;

•	hire, train, and retain qualified personnel and crew to manage and operate our growing business and fleet; and

•	expand our customer base, including in new sectors.

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

As our vessels or other vessels we may acquire age, they may become less fuel efficient and costlier to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology, and engineering. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers, which could result in the lower utilization and, therefore, lower revenues. Furthermore, as vessels’ remaining useful life decreases, market conditions may not justify the implementation and compliance expenses that may be required in response to future changes in governmental, environmental, and other regulations to enable us to operate profitably or at all. This could have a material adverse effect on our business, operating results, cash flows, and financial condition.

Also, Rightship, a ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our vessels may affect their commercial operation and profitability and lead to challenges in securing charters.

Unless we maintain cash reserves for vessel replacement, or we are able to finance the acquisition of new vessels at the time we retire or sell our aging vessels, we may be unable to renew our fleet. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. If we are unable to replace our vessels upon the expiration of their useful lives, our business, operating results, cash flows, and financial condition will be materially adversely affected.

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

From time to time, those counterparties may account for a significant amount of our chartering activity and revenues. Currently, our vessels are employed by two different charterers and we rely upon them for all of our revenue. In challenging market conditions, charterers may default on or attempt to renegotiate their obligations under charter agreements or fail to pay charter hire. Should a charterer fail to honor its obligations to us, it may be difficult to secure substitute employment on favorable terms or at all. If a charterer fails to honor its obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses, which could have a material adverse effect on our business, operating results, cash flows, and financial condition.

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

Generally, only a portion of cash balances are covered by insurance in the event of default by a financial institution. Several banks, including banks in the United States and Switzerland, have recently been subject to extraordinary resolution procedures or sale because of the risk of such a default. In the event of such a default of a financial institution, we may lose part or all of our cash that we hold deposited with such financial institution.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the UK Bribery Act, or other similar laws could result in fines, criminal penalties, and an adverse effect on our reputation and business.

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

Based upon our current and anticipated method of operations, we do not believe that we were a PFIC with respect to our 2025 taxable year, and we do not expect to become a PFIC in 2026 or any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position including case law and U.S. Internal Revenue Service (“IRS”) pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 as amended (the “Code”) (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their Common Shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of the Common Shares. See “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Material United States Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our profitability.

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions (“U.S. source gross shipping income”) may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We intend to take the position that we qualify for this statutory tax exemption for U.S. federal income tax return reporting purposes for our 2025 taxable year. However, there are factual circumstances that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to U.S. federal income tax on our U.S.-source shipping income. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, would have a negative effect on our profitability. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Item 10. Additional Information—E. Taxation— Material United States Federal Income Tax Considerations—Exemption of Operating Income from United States Federal Income Taxation.”

We may be subject to tax in the jurisdictions in which we or our subsidiaries are incorporated or operate.

In addition to the tax considerations discussed herein, we may be subject to tax in one or more other jurisdictions in which we or our subsidiaries are incorporated or conduct activities. The amount of any such tax imposed upon our operations or on our subsidiaries’ operations may be material and could have an adverse effect on our profitability.

We are a “foreign private issuer,” which could make our Common Shares less attractive to some investors or otherwise harm our share price.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common stock by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These factors could make our Common Shares less attractive to some investors or otherwise harm our share price.

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

Changing laws, regulations, and standards relating to reporting requirements, including the European Union General Data Protection Regulation (“GDPR”), which relates to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers and employees, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.

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

The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency (the “Model Law”). The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts. Consequently, in the event of any bankruptcy, insolvency, or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws, and the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors, or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

As a Marshall Islands corporation and also having subsidiaries in the Republic of the Marshall Islands, our operations may be subject to economic substance requirements.

In March 2019, the Council of the European Union (the “Council”) published a list of “non-cooperative jurisdictions” for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the EU by the agreed deadline. However, the Council announced in October 2019 that the Republic of the Marshall Islands was removed from the list of non-cooperative jurisdictions. In February 2023, the Republic of the Marshall Islands was again added to the list of non-cooperative jurisdictions, among others. In October 2023, the Republic of the Marshall Islands was again removed from the list of non-cooperative jurisdictions. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, among other things, increased monitoring and audits, withholding taxes, and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits certain EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in Greece. Our subsidiaries are organized in the Republic of the Marshall Islands. In line with the EU and OECD requirements and guidelines, the Marshall Islands have enacted the Economic Substance Regulations 2018 (the “ESR”), which came into force on 1 January 2019, requiring all non-resident domestic entities and foreign maritime entities to file an annual report on economic substance. The ESR relates  to, among other things, shipping business activities and pure equity holding company business, with which we are obligated to comply. In determining economic substance in the context of shipping business, the Marshall Islands corporate registry has recognized that significant core income generating activities (“CIGA”) within shipping are performed in transit outside of the Republic of the Marshall Islands, and that the value creation attributable to the CIGA that occur from a fixed location is more limited than for other types of regimes for mobile business income. This means that a relevant entity engaged in shipping business may satisfy the economic substance test by the operation of the vessel in international traffic including the management of the crew aboard the vessel, maintenance of the vessel, and overseeing voyages and activities related thereto. The determination will further consider whether the relevant entity handles all obligations under the BCA and the Marshall Islands Maritime Act 1990, including compliance with applicable International Maritime Organisation and International Labour Organisation regulations, customs, and manning requirements and whether all financial obligations to the Marshall Islands have been fulfilled. Further, pure equity holding companies may satisfy the economic substance test by compliance with all applicable filing requirements of the BCA including the payment of all fees. Additionally, a pure equity holding company must have adequate human resources and premises in the Republic of the Marshall Islands for holding and managing participations in other entities. “Adequate” will be determined based on the circumstances of each pure equity holding company. However, a pure equity holding company may be able to satisfy these reduced substance requirements by maintaining a registered agent in the Marshall Islands in accordance with the BCA, i.e.  the Trust Company of the Marshall Islands, Inc. A pure equity holding company is not required to be directed and managed in the Republic of the Marshall Islands.

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

Our Amended and Restated Articles of Incorporation provide that, unless we consent in writing to the selection of an alternative forum, (a) to the fullest extent permitted by law, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine, including (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, or shareholder of the Company to the Company or the Company’s shareholders, and (iii) any action asserting a claim arising pursuant to any provision of the BCA or our Amended and Restated Articles of Incorporation or Amended and Restated Bylaws, and (b) the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for all claims arising under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), as applicable, and any rule or regulation promulgated thereunder, to the extent such claims would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable, and after giving effect to clause (a) above. Therefore, to the fullest extent permitted by law, we have selected the High Court of the Republic of the Marshall Islands as the exclusive forum for any derivative action alleging a violation of the Exchange Act or the Securities Act. Although our forum selection provisions shall not relieve us of our statutory duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders are not deemed to have waived our compliance with such laws, rules, and regulations, as applicable, our forum selection provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, and may increase the costs associated with such lawsuits, which may discourage lawsuits with respect to such claims. See also “—We may not achieve the intended benefits of having forum selection provisions if they are found to be unenforceable.”

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

As a company publicly listed in the United States, we incur significant legal, accounting, and other expenses that we did not incur as a private company. Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the continued listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel need to devote a substantial amount of time to comply with these requirements, including the preparation of our annual report and registration statements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

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

We do not have the employee infrastructure to manage our operations and our Board of Directors has organized the provision of management services through Pavimar, a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975, controlled by our Chairwoman and Chief Executive Officer. Under the terms of the management agreement dated November 1, 2023, between us and Pavimar, which became effective on January 18, 2024, Pavimar provides us with vessel commercial and technical management services including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. As a result, we depend upon the continued services provided by Pavimar.

We expect to derive significant benefits from our relationship with Pavimar and its affiliated companies, including our ability to compete for and enter into agreements, including charter agreements, and to expand our relationships with our existing charterers and other third parties. We would be materially adversely affected if Pavimar becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Pavimar, we cannot offer any assurances that the terms of such management agreements would be on terms as favorable to us in the long term. If Pavimar suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration secure new ones;

•	obtain insurance on commercially acceptable terms;

•	comply with existing loan agreements or other financing arrangements or secure new ones;

•	maintain satisfactory relationships with our customers, financiers and suppliers; and

•	successfully execute our growth strategy.

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

The management fees payable to Pavimar under the terms of the management agreement are payable whether or not our vessels are employed, and regardless of our profitability. We have no contractual right to reduce such fees if our profitability decreases. For more information please also see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Pavimar may provide services to vessels owned or operated by other shipping companies, including companies with which Pavimar is affiliated. These responsibilities and relationships could create conflicts of interest between Pavimar’s performance of its obligations to us, and Pavimar’s performance of its obligations to its other clients. These conflicts may arise in connection with, among other things, the fixing of employment contracts, crewing, supply provisioning, and operations of the vessels in our fleet versus vessels owned or operated by other clients of Pavimar. In particular, Pavimar may give preferential treatment or be contractually or otherwise obligated to give preferential treatment to vessels owned or operated by other clients or affiliated companies. In addition, our Chairwoman and Chief Executive Officer beneficially owns other vessels that are not owned by us and we therefore may be competing for the same charterers and business opportunities. These conflicts of interest may have an adverse effect on our business, operating results, cash flows, and financial condition.

Risks Relating to Our Common Shares

Future issuances of additional Common Shares, including as a result of an optional conversion of Series A Preferred Shares or future sales under the standby equity purchase agreement (“SEPA”) or our at-the-market offering agreement (the “ATM Agreement”), or the potential for such issuances, may adversely impact the price of our Common Shares and could impair our ability to raise capital through equity offerings. Shareholders may experience significant dilution as a result of any such issuances.

We have an authorized share capital of 750,000,000 Common Shares that we may issue without further shareholder approval. In order to raise additional capital and as part of our business strategy, including funding the expansion of our fleet and supporting our further growth plans, or in connection with equity awards, strategic transactions or otherwise, we may in the future offer additional Common Shares, preferred shares, or other securities convertible into or exchangeable for our Common Shares, including convertible debt or warrants. As part of our business strategy, we may rely in part on issuances of equity or preferred securities, which may carry voting rights and/or may be convertible into Common Shares. We may issue such securities in private placements, including to related parties, or in registered offerings.

In addition, our Series A Preferred Shares are convertible, at the option of the holder until July 15, 2032, into our Common Shares at a price per share equal to the lower of (i) $1,200 per Common Share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination) (the “Pre-Determined Price”) and (ii) the VWAP of our Common Shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The Pre-Determined Price is also subject to adjustments in the event of an issuance of equity securities at a deemed price per share lower than the Pre-Determined Price then in effect. In such event, the Pre-Determined Price shall be reduced to an amount equal to the effective price of such issuance of equity securities. The exercise price for each of our outstanding warrants is also subject to certain anti-dilution adjustments in certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation. The holder of the Series A Preferred Shares has deemed any shares sold under the public offering we completed on January 24, 2025 (the “January 2025 Offering”), SEPA and ATM Agreement to be “Excluded Shares” as defined in the terms of the Series A Preferred Shares and, therefore, all potential adjustments to the Pre-Determined Price as a result of the sale and issuance of Common Shares, including upon exercise of warrants, pursuant to the January 2025 Offering, SEPA and ATM Agreement have been waived. Adjustments to the exercise price of our outstanding warrants or to the conversion price of our Series A Preferred Shares could result in a corresponding increase in the number of Common Shares these instruments are exercisable or convertible into. The issuance of additional Common Shares (including upon the conversion, exercise, or exchange of other of our securities), preferred shares or other securities could adversely impact the trading price of our Common Shares.

In addition, we also may issue Common Shares under the SEPA with Yorkville, of which approximately up to $12.8 million capacity is available for issuance as of the date hereof. The number of Common Shares we may sell to Yorkville, the timing of any such sales and the gross proceeds we may receive are uncertain and depend on market conditions and the terms and limitations in the SEPA. We will have discretion, subject to market demand, to vary the timing, prices and numbers of shares sold to Yorkville, and Yorkville may resell all, some or none of such shares at different times and at different prices. Because the purchase price per share under the SEPA is based on the market price during the applicable measurement period, any sales may occur at prices below the then-current trading price of our Common Shares. Sales by us to Yorkville, and resales by Yorkville into the market, could result in additional dilution to existing shareholders, increase the supply of our Common Shares available for sale and place downward pressure on the trading price of our Common Shares.

In February 2026, we also entered into an at-the-market offering agreement (the “ATM Agreement”) with Maxim Group LLC, for the offer and sale from time to time of an aggregate amount of up to $3.4 million of our Common Shares pursuant to our at-the-market program. We will have discretion, subject to market demand, to vary the timing, prices and numbers of shares sold. Such sales could also result in additional dilution to existing shareholders, increase the supply of our Common Shares available for sale and place downward pressure on the trading price of our Common Shares.

We cannot assure you at what price the offering of our shares in the future, if any, will be made but they may be offered and sold at a price significantly below the current trading price of our Common Shares or the acquisition price of Common Shares by shareholders and may be at a discount to the trading price of our Common Shares at the time of such sale. Purchasers of the Common Shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested, and investors purchasing shares or other securities in the future could have rights that are superior to existing shareholders.

Nasdaq may delist our Common Shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions. Further, there is no guarantee of a continuing public market to resell our Common Shares.

Under the Nasdaq Listing Rules, we must maintain a minimum bid price of $1.00 per share for continued listing on the Nasdaq Capital Market. On March 7, 2025, we received a notification from Nasdaq indicating that the closing bid price of the Company’s Common Shares was below the minimum $1.00 per share bid price requirement (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market for 30 consecutive business days and were provided with 180 calendar days to regain compliance with it, and on April 1, 2025 we effected one-for-forty reverse stock split in order to regain compliance with the Minimum Bid Price Requirement. On January 8, 2026, we effected a further one-for-five reverse stock split. Although we were in compliance with the Minimum Bid Price Requirement at the time, we believed that a reverse stock split would enhance the Company’s appeal to a broader investor base and ensure our continued compliance with Nasdaq Capital Market listing standards. However, the stock price of our Common Shares is volatile and we cannot assure you that our Common Shares will continue to be in compliance with the Minimum Bid Price Requirement or that we will be able to effect additional reverse stock splits. A continued decline in the closing price of our Common Shares on Nasdaq could result in suspension or delisting procedures in respect of our Common Shares.

Further, Nasdaq has proposed amending the Nasdaq Listing Rules to require companies to maintain a minimum market value of listed securities (“MVLS”) of $5 million. Specifically, if a company fails to have a MVLS of at least $5 million for 30 consecutive business days, it will be subject to immediate suspension and delisting without a compliance period. These rules could take effect as early as March 2026 and unless our MVLS exceeds $5 million, we will become subject to these rules. Based on the number of our Common Shares outstanding, and their price on the Nasdaq Capital Market, on February 23, 2026, our MVLS is approximately $3.4 million. Although we will continue to evaluate options to ensure we maintain a minimum MVLS of $5 million, there can be no guarantee that such measures will be successful.

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

Our share price may be highly volatile and, as a result, investors in our Common Shares could incur substantial losses.

Our share price has recently been volatile and may continue to be volatile in the future. The stock market in general, and the market for shipping companies in particular, have experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. As a result of this volatility, investors may experience rapid and substantial losses on their investment in our Common Shares that are unrelated to our operating performance. Our share price may exhibit similar volatility, which may cause our Common Shares to trade above or below what we believe to be their fundamental value.

Market volatility and trading patterns may create several risks for investors, including but not limited to the following:

•	the market price of our Common Shares may experience rapid and substantial increases or decreases unrelated to our operating performance or prospects, or macro or industry fundamentals;

•
to the extent volatility in our Common Shares is caused by a “short squeeze” in which coordinated trading activity causes a spike in the market price of our Common Shares as traders with a short position make market purchases to avoid or to mitigate potential losses, investors may purchase Common Shares at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated; and

•
if the market price of our Common Shares declines, you may be unable to resell your shares at or above the price at which you acquired them. We cannot assure you that the price of our Common Shares will not fluctuate, increase or decline significantly in the future, in which case you could incur substantial losses.

We may incur rapid and substantial increases or decreases in our share price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our Common Shares may decline or fluctuate rapidly, regardless of any developments in our business. Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our Common Shares or result in fluctuations in the price or trading volume of our Common Shares, which include but are not limited to:

•	investor reaction to our business strategy;

•
the sentiment of the significant number of retail investors whom we believe, will hold our Common Shares, in part due to direct access by retail investors to broadly available trading platforms, and whose investment thesis may be influenced by views expressed on financial trading and other social media sites and online forums;

•	the amount and status of short interest in our Common Shares, access to margin debt, trading in options and other derivatives on our Common Shares and any related hedging and other trading factors;

•	our continued compliance with the listing standards of the Nasdaq Capital Market and any action we may take to maintain such compliance, such as a reverse stock split;

•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our industry;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	our dividend strategy;

•	our continued compliance with any debt covenants;

•	variations in the value of our fleet;

•	declines in the market prices of shares generally;

•	trading volume of our Common Shares;

•	sales of our Common Shares by us or our shareholders;

•	speculation in the press or investment community about our Company, our industry or our securities;

•	general economic, industry and market conditions; and

•
other events or factors, including those resulting from such events, or the prospect of such events, including war, terrorism and other international conflicts, public health issues including health epidemics or pandemics, and natural disasters such as fire, hurricanes, earthquakes, tornados or other adverse weather and climate conditions, whether occurring in the United States or elsewhere, could disrupt our operations or result in political or economic instability.

Some companies that have experienced volatility in the market price of their Common Shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results and growth prospects. There can be no guarantee that the price of our Common Shares will not decline or that future sales of our Common Shares will not be at prices lower than those initially distributed or sold to investors.

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

Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (which is essentially retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), or when there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and those of the preceding fiscal year, (ii) when a company is insolvent, or (iii) if the payment of the dividend would render the company insolvent. We may not have the required surplus or net profits to pay dividends, and we may be unable to pay dividends in any anticipated amount or at all.

In addition, our ability to pay dividends to holders of our Common Shares is subject to the rights of holders of our Series A Preferred Shares, which rank prior to our Common Shares with respect to dividends, distributions, and payments upon liquidation. Under the terms of the Statement of Designation, as amended and restated, with respect to our Series A Preferred Shares, no cash dividend may be paid on our Common Shares unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Shares for all prior and the then-ending dividend periods. For further information about our Series A Preferred Shares please see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation” and “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934,” attached hereto as Exhibit 2.4 to this annual report on Form 20-F.

Our Chairwoman and Chief Executive Officer beneficially owns 100% of our Series B Preferred Shares and has control over us.

Our Chairwoman and Chief Executive Officer, Mrs. Ismini Panagiotidi, beneficially owns all of our outstanding Series B Preferred Shares. The Series B Preferred Shares each carry 1,000 votes, which is subject to adjustment to maintain a substantially identical voting interest in the Company following certain events. As of February 23, 2026, the Series B Preferred Shares represent 99.8% of the aggregate voting power of our total issued and outstanding share capital. Because Mrs. Panagiotidi beneficially owns the majority of our voting power, she has the ability to control us and our affairs, including, among other matters, the election of our Board of Directors, and has the ability to exert significant influence on corporate decisions, including with respect to, among other things, our business direction, capital structure, and dividend policy, and, as a result, the ability of our common shareholders to influence corporate matters is limited. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation” and “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934,” attached hereto as Exhibit 2.4 to this annual report on Form 20-F. The interests of Mrs. Panagiotidi may be different from your interests.

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

In addition, we have entered into a shareholders’ rights agreement that makes it more difficult for a third party to acquire us without the support of our Board of Directors. See “Item 10. Additional Information—B. Memorandum and Articles of Incorporation,” and “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” and “Shareholders’ Rights Agreement” attached hereto as Exhibits 2.4 and 4.1 respectively to this annual report on Form 20-F for a description of our shareholders’ rights agreement. These anti-takeover provisions, along with provisions of our shareholders’ rights agreement, could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our Common Shares and your ability to realize any potential change of control premium.

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

Our Chairwoman and Chief Executive Officer, Mrs. Ismini Panagiotidi, is the sole holder of our Series A Preferred Shares and Series B Preferred Shares. The Series B Preferred Shares held by Mrs. Panagiotidi represent 99.8% of the aggregate voting power of our total issued and outstanding share capital. Because Mrs. Panagiotidi beneficially owns the majority of our voting power, she has the ability to control us and our affairs, including, among other matters, the election of our Board of Directors, and has the ability to exert significant influence on corporate decisions, including with respect to, among other things, our business direction, capital structure, and dividend policy, and, as a result, the ability of our common shareholders to influence corporate matters is limited, which may adversely affect the market price for our Common Shares. Additionally, this concentrated voting control and influence may discourage transactions involving a change of control of us, including transactions in which you as a common shareholder might otherwise receive a premium for your shares. Furthermore, any future issuances of Series B Preferred Shares or other classes of shares with increased voting power may dilute the voting power of our Common Shares, which could further exacerbate the risks associated with the multi-class capital structure.

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

Icon Energy Corp. is a holding company incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on August 30, 2023. Our principal executive offices are located at c/o Pavimar Shipping Co., 17th km National Road Athens-Lamia & Foinikos Str. 14564, Nea Kifissia, Athens, Greece and our telephone number is +30 211 88 81 300. Our website is www.icon-nrg.com. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at http://www.sec.gov. The information contained on, or that can be accessed through, these websites does not constitute a part of, and is not incorporated by reference into, this annual report on Form 20-F.

We are a growth-oriented shipping company, providing worldwide seaborne transportation services for dry bulk cargoes via our fleet of oceangoing vessels. We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (either index-linked or fixed rate) or voyage charters, depending on market conditions, opportunities available to us, and other strategic and tactical considerations. For further information about our fleet, please see “—B. Business Overview—Our Company.”

On June 11, 2024, we acquired all of the outstanding share capital of Maui, in exchange for 15,000 Series A Preferred Shares, 1,500,000 Series B Preferred Shares, and 1,000 of our Common Shares, pursuant to the Exchange Agreement. Maui was incorporated on October 27, 2022, under the laws of the Republic of the Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of the shipowning company Positano, whereby all outstanding shares of Positano were transferred to Maui. Positano was incorporated on February 1, 2021, under the laws of the Republic of the Marshall Islands and is the owning company of the M/V Alfa. These transactions were treated as reorganizations of companies under common control and have been accounted for in a manner similar to the pooling of interests method, as each entity was controlled by our Chairwoman and Chief Executive Officer. Accordingly, our consolidated financial statements have been presented by giving retroactive effect to such transactions, using historical carrying values of the assets and liabilities of Maui and Positano, and all references in this annual report on Form 20-F to the terms described above, when used in a historical context prior to June 11, 2024, refer to our predecessor companies, Maui and Positano.

In July 2024, we completed our underwritten initial public offering of 6,250 Common Shares, at an offering price of $800 per share, for gross proceeds of approximately $5 million, before deducting underwriting discounts and offering expenses. Icon’s Common Shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.”

We have a multi-class capital structure consisting of Common Shares, Series A Preferred Shares, and Series B Preferred Shares. Our common shareholders are entitled to one vote for each Common Share held. Our Series A Preferred Shares have no voting rights, subject to limited exceptions, however each Series A Preferred Share has a stated amount of $1,000 per share, and each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025, and until July 15, 2032, to convert all (but not a portion) of the Series A Preferred Shares beneficially held by such holder into our Common Shares at the applicable conversion price then in effect. Each Series B Preferred Share has the voting power of 1,000 Common Shares and counts for 1,000 votes for purposes of determining quorum at a meeting of shareholders, subject to certain adjustments to maintain a substantially identical voting interest in us following the occurrence of certain events. Except as otherwise required by law or provided by our Amended and Restated Articles of Incorporation and Statement of Designation for our Series B Preferred Shares, holders of our Series B Preferred Shares and holders of our Common Shares shall vote together as one class on all matters submitted to a vote of our shareholders. Please see “Item 10. Additional Information—Memorandum and Articles of Incorporation” and “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” attached hereto as Exhibit 2.4 to this annual report on Form 20-F for further information regarding our capital structure, and the rights, including the voting rights, privileges, and preferences of the holders of our shares.

Our Chairwoman and Chief Executive Officer, Mrs. Ismini Panagiotidi, is the sole holder of our Series A Preferred Shares and Series B Preferred Shares. The Series B Preferred Shares held by Mrs. Panagiotidi represent 99.8% of the aggregate voting power of our total issued and outstanding share capital. Since Mrs. Panagiotidi beneficially owns the majority of our voting power, she has the ability to control us and our affairs, including, among other matters, the election of our Board of Directors and, as a result, the ability of our common shareholders to influence our corporate matters is limited.

B.	Business Overview

Our Company

We are a growth-oriented shipping company, providing worldwide seaborne transportation services for dry bulk cargoes via our fleet of oceangoing vessels. We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (either index-linked or fixed rate) or voyage charters, depending on market conditions, opportunities available to us, and other strategic and tactical considerations. As of December 31, 2025, Icon’s fleet comprised of the following dry bulk vessels:

Vessel Name	Vessel Type	Year Built	Charter Type	Earliest Charter Expiration	Latest Charter Expiration
Alfa	Panamax	2006	Index-linked time charter	July 2026	Evergreen(1)
Bravo	Kamsarmax	2007	Index-linked time charter	May 2026	Evergreen(1)
Charlie	Ultramax	2020	Index-linked time charter(2)	March 2026	June 2026
(1)	The charter continues indefinitely, subject to 3 months’ termination notice by either party.
(2)	In addition to the daily hire rate, we are also entitled to receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.

Chartering of Our Fleet

We charter our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (either index-linked or fixed rate) or voyage charters, depending on market conditions, opportunities available to us, and other strategic and tactical considerations. Set forth below are brief descriptions of the main types of charters under which our vessels may be employed:

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

•
Spot Voyage or Voyage Charter. A spot voyage or voyage charter is a contract to carry out a single voyage to transport an agreed quantity and type of cargo between certain ports or geographical regions. Typically, the charterer pays an agreed upon lumpsum amount, and the owner bears substantially all voyage expenses and vessel operating expenses.

When we charter a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. Also, our vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Therefore, we manage the business on a consolidated basis and use the net (loss)/income as reported on our consolidated financial statements to allocate resources, make operating decisions and assess performance, without discrete financial information for each market, charter type, customer, vessel or vessel type.

Management of Our Company and Our Fleet

Overall responsibility for the management of Icon rests with our Board of Directors. Our Board of Directors has organized the provision of management services through Pavimar, a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975, controlled by our Chairwoman and Chief Executive Officer. Under the terms of the management agreement dated November 1, 2023, between us and Pavimar, which became effective on January 18, 2024, Pavimar provides us with vessel commercial and technical management services including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. Pavimar operates on the same principles and draws upon the expertise of Pavimar S.A. a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975, also controlled by our Chairwoman and Chief Executive Officer, which provided us with similar services prior to January 18, 2024. Founded in 2014, Pavimar S.A. has successfully managed over 50 vessels across the dry bulk, tanker and container sectors, has built a reputation for reliability, and is well-established and regarded within the international shipping community.

The International Dry Bulk Shipping Industry

The shipping industry is often referred to as the backbone of international trade and the global economy, and it is estimated that over 80% of traded goods are carried by sea. Goods that are non-liquid, granular, or solid, usually in their raw or unprocessed form, are commonly described as “dry bulk” and are fundamental to manufacturing, construction, agriculture, and energy production. Dry bulk goods include “major bulks” such as iron ore, coal, and grains, and “minor bulks” such as bauxite, steel, sugar, fertilizers, cement, and scrap metal. A dry bulk vessel, or dry bulk carrier, is a type of ship designed and constructed to transport such cargoes in bulk across global shipping routes.

Dry bulk vessels come in various sizes and configurations and, although these terms are not precisely defined, are frequently grouped into the following primary categories:

Category	Carrying capacity
Handysize/Handymax	20,000-49,000 dwt
Supramax/Ultramax	50,000-69,000 dwt
Panamax/Kamsarmax	70,000-89,000 dwt
Post Panamax/Mini Cape	90,000-119,000 dwt
Capesize/Newcastlemax	120,000+ dwt

Demand for dry bulk vessels derives from, and fluctuates in line with, the underlying supply and demand dynamics of the commodities they carry, and the geographical dislocation between production regions and consumption centers around the world. Supply of dry bulk vessels refers to the total number of such vessels in service and is influenced by newbuilding orders, vessel scrapping activity, service speeds, port congestion, vessel lay-ups, trading patterns, and other factors which are ultimately driven by overall economic and market conditions, regulatory changes, global geopolitical events, capital availability, and market sentiment.

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

2025 was largely defined by the aggressive implementation of U.S. trade policies under the second Trump administration. Early in the year, a surge in “front-loading” occurred as Chinese importers rushed to secure commodities before higher tariff tiers took effect. By mid-2025, this momentum reversed and focus turned to the decreasing demand for coal shipments. But contrary to expectations of a slowdown, the dry bulk market surged and the BDI reached a high of 2,845 in December, more than double the index’s level of 1,029 in the beginning of the year. The primary driver was the record trade flows of Bauxite, an ore used in aluminum production. In addition, the launch of the Simandou project in Guinea in November 2025 unlocked a new long-haul trade route, particularly to China, adding ton-mile demand as compared to traditional suppliers like Australia.

The momentum has carried over into 2026. Strong Bauxite flows are expected to continue, while the emergence of Simandou is set to significantly boost ton-mile demand, particularly for the Capesize segment, with spillover effects into smaller vessels. However, potential headwinds from other factors remain. 2026 is expected to see the highest level of newbuilding deliveries since 2020, while the growth in Chinese electricity production driven by renewables is expected to continue challenging the demand for coal.

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

Customers

Our customers are regional and international dry bulk operators, commodity traders and end users. Currently, our vessels are employed by two different charterers and we rely upon them for all of our revenue.

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

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”), and the International Convention on Load Lines of 1966 (“LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

In 2013, the IMO’s Marine Environmental Protection Committee (“MEPC”) adopted a resolution amending MARPOL Annex I Condition Assessment Scheme. These amendments became effective on October 1, 2014 and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers (“ESP Code”), which provides for enhanced inspection programs. Additional amendments to the ESP Code took effect on July 1, 2024, addressing inconsistencies on examination of ballast tanks at annual surveys for bulk carriers and requiring that bulk carriers meet designated ballast tank coating condition ratings with respect to the double-skin void spaces at such annual surveys.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. Additional amendments to Annex VI requiring bunker delivery notes to include a flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70°C as mandatory information became effective on May 1, 2024. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of black carbon emissions from ships when operating in or near the Arctic.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated eight ECAs, including specified portions of the Baltic Sea, North Sea, North American, and United States Caribbean Sea ECAs, and, beginning May 1, 2025, the Mediterranean Sea ECA. In addition, MEPC 82 designated the Canadian Arctic and the Norwegian Sea ECAs, which will become effective on March 1, 2026, and MECP 83 designated the North-East Atlantic Ocean ECA, which will become effective March 1, 2027. Ocean-going vessels in these areas are subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

MEPC 79 adopted amendments to Annex VI on the reporting of mandatory values related to the implementation of the IMO short-term GHG reduction measure, including attained EEXI, CII and rating values to the IMO DCS, which became effective on May 1, 2024. MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships with enhanced targets to mitigate harmful emissions. The revised IMO GHG Strategy comprises a common ambition to ensure an uptake of alternative zero and near-zero GHG fuels by 2030 and to achieve net-zero emissions from international shipping by 2050. In March 2024, MEPC 81 agreed on a draft outline of an “IMO net-zero framework” for cutting GHG emissions from international shipping. In April 2025, MEPC 83 finalized and approved the net-zero framework, including new requirements on GHG fuel intensity, in combination with a pricing and reward mechanism. Discussions on formal adoption of the framework have adjourned until 2026.

Amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the Baltic Sea, North Sea, North American, and United States Caribbean ECAs, and, when effective, the Canadian Arctic, Norwegian Sea, and North-East Atlantic Ocean ECAs. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including Northwest European waters, Baltic Sea area, Western European waters, and Norwegian Sea), came into effect in January 2021.

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

MARPOL mandates certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

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

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels, and result in a denial of access to, or detention in, certain ports. Amendments to certain SOLAS chapters entered into force on January 1, 2024, which are intended to complete the work on modernization of the Global Maritime Distress and Safety System.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (the “IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon, following incidents involving the spontaneous ignition of charcoal, came into effect in June 2022. Updates to the IMDG Code, in line with the updates to the United Nations Recommendations on the Transport of Dangerous Goods, which set the recommendations for all transport modes, became effective January 1, 2024.

Effective July 1, 2024, new SOLAS Chapter XV, and the associated International Code of Safety for Ships Carrying Industrial Personnel aim to provide minimum safety standards for ships carrying industrial personnel, and address specific risks of maritime operations within the offshore and energy sectors.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme (“CAS”). These amendments became effective on October 1, 2014, and require compliance with the ESP Code, which provides for enhanced inspection programs.

The IMO has also adopted the STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, actions by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. The USCG finalized a rule on January 17, 2025 to establish minimum cybersecurity requirements for U.S.-flagged vessels, Outer Continental Shelf facilities, and facilities subject to the Maritime Transportation Security Act of 2002 (MTSA), requiring the development and maintenance of a cybersecurity plan. The rules became effective on July 16, 2025.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.

Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (“BWMS”), which include systems that make use of chemical, biocides, organisms, or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020, shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020, must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS that is compliant with USCG regulations. Amendments to the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. Additional amendments to the BWM Convention, concerning the form of the Ballast Water Record Book, entered into force on February 1, 2025. Costs of compliance with these regulations may be substantial. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”). The Anti-fouling Convention entered into force in September 2008 and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the antifouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention came into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing cybutryne from January 1, 2023.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this annual report on Form 20-F, our vessels are ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories, and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating, or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”), revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. Compliance with any new requirements of OPA and other environmental laws, and future legislation or regulations applicable to the operation of our vessels could negatively impact the cost of our operations and adversely affect our business.

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

Other United States Environmental Initiatives

The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The CWA prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation, and damages and complements the remedies available under OPA and CERCLA.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA, which was signed into law on December 4, 2018, and requires that the USCG develop implementation, compliance, and enforcement regulations regarding ballast water. On September 20, 2024, the EPA finalized national standards of performance for non-recreational vessels 79-feet in length and longer with respect to incidental discharges under the Vessel Incidental Discharge Act and on October 9, 2024, these Vessel Incidental Discharge National Standards of Performance were published. Within two years of publication, the USCG is required to develop corresponding implementation regulations. Until such regulations are final, effective, and enforceable, vessels will continue to be subject to the VGP 2013 requirements and USCG ballast water regulations, including USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. In addition, several U.S. states have added specific requirements to the VGP, including submission of a NOI, or retention of a PARI form and submission of annual reports. Any upcoming rule changes may have a financial impact on our vessels and may result in our vessels being banned from calling in the U.S. in case compliance issues arise.

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

On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy (the “Proposals”). There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme or ETS for the maritime sector, which commenced in 2024 and which applies to all ships above a gross tonnage of 5,000; and (b) a FuelEU regulation which came into force on January 1, 2025, and which requires all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from June 30, 2026, as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth.  More specifically, ETS is to apply gradually over the period from 2024 to 2026. For instance, 40% of 2024 emissions had to be covered by ETS allowances surrendered in 2025; 70% of 2025 emissions will have to be covered by ETS allowances surrendered in 2026; and, beginning in 2026, 100% of emissions must be covered by ETS allowances surrendered in the subsequent year. Compliance is to be on a company-wide (rather than per ship) basis and “shipping company” is defined broadly to capture both the ship owner and any contractually appointed commercial operator/ship manager/charterer. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). Furthermore, the newly passed EU Emissions Trading Directive 2023/959/EC makes clear that all maritime allowances will be auctioned and there will be no free allocation. 78.4 million emissions allowances are allocated specifically to maritime. From a risk management perspective, new systems, including personnel and data management systems, costs recovery mechanisms, revised service agreement terms, and emissions reporting procedures will have to be put in place, at potentially significant cost.

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

Responsible recycling and scrapping of ships are becoming increasingly important issues for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. The Hong Kong Convention was recently ratified and entered into force on June 26, 2025. The EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. The 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from December 31, 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance. Now that the Hong Kong Convention has been ratified and entered into force on June 26, 2025, it is expected the EU Ship Recycling Regulation will be reviewed in light of this.

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

On November 10, 2022, the EU Parliament adopted the Corporate Sustainability Reporting Directive (“CSRD”). The CSRD created new, detailed sustainability reporting requirements and significantly expanded the number of EU and non-EU companies subject to the EU sustainability reporting framework. The required disclosures go beyond environmental and climate change reporting to include social and governance matters (e.g., respect for employee and human rights, anti-corruption and bribery, corporate governance, and diversity and inclusion). In addition, it requires disclosure regarding the due diligence processes implemented by a company in relation to sustainability matters and the actual and potential adverse sustainability impacts of an in-scope company’s operations and value chain. The CSRD  applied for financial years starting in 2024 to large EU and non-EU undertakings subject to certain financial and employee thresholds being met. On December 16, 2025, the EU Parliament approved an Omnibus package amending the CSRD and substantially reducing the number of covered companies. Under the amendments, CSRD reporting is now required only for with more than 1,000 employees and more than €450 million net turnover.

On March 16, 2024, the EU Parliament adopted the  new Corporate Sustainability Due Diligence Directive (“CSDDD”). The aim of CSDDD is to foster sustainable and responsible corporate behavior and to anchor human rights and environmental considerations in companies’ operations and corporate governance. Under the Omnibus package noted above, CSDDD reporting is required only for companies with more than 5,000 employees and more than €1.5 billion net annual turnover, with applicability delayed until 2029.

International Labor Organization

The International Labor Organization is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016, and does not directly limit greenhouse gas emissions from ships. On January 20, 2025, President Trump signed an executive order initiating the United States’ withdrawal from the Paris Agreement; the withdrawal became effective January 27, 2026.

At MEPC 80 in July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships. The 2023 IMO GHG Strategy identifies a number of levels of ambition, including: (1) decline of carbon intensity through further improvement of the energy efficiency for new ships; (2) decline of carbon intensity of international shipping, to reduce CO2 emissions by at least 40% by 2030, compared to 2008, and by at least 70% by 2040; (3) uptake of zero or near-zero GHG emission technologies, fuels, and energy sources, striving to represent 10% of the energy sources used by international shipping by 2030; and (4) to reach net-zero GHG emission by or around 2050. MEPC 81 took place in March 2024 at which MEPC 81 agreed on an illustration of a possible draft outline of an “IMO net-zero framework” for cutting GHG emissions from international shipping, which lists regulations under MARPOL to be adopted or amended to allow a new global pricing mechanism for maritime GHG emissions. This may include economic mechanisms to incentivize the transition to net-zero. In April 2025, MEPC 83 finalized and approved the net-zero framework, including new requirements on GHG fuel intensity, in combination with a pricing and reward mechanism. Discussions on formal adoption of the framework have adjourned until 2026.

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

In the United States, on February 12, 2025, the Trump Administration revoked the EPA’s  finding that greenhouse gases endanger the public health and safety. Nonetheless, the EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. In November 2022, the EPA issued a supplemental proposal that would achieve more comprehensive emissions reductions and add proposed requirements for sources not previously covered. The EPA held a public hearing in January 2023 on the proposal and, in December 2023, issued a final rule to sharply reduce emissions of methane and other air pollutants from oil and natural gas operations, including storage vessels. In 2024, the EPA issued a final Waste Emissions Charge rule to reduce methane emissions, applicable to waste emissions from high-emitting oil and gas facilities. On March 14, 2025, a Congressional resolution, signed by President Trump, disapproved the 2024 Waste Emissions Charge Rule, such that it is no longer in effect.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA. For example, the USCG finalized a rule on January 17, 2025 to establish minimum cybersecurity requirements for U.S.-flagged vessels, Outer Continental Shelf facilities, and facilities subject to the  MTSA, requiring the development and maintenance of a cybersecurity plan. The rules became effective on July 16, 2025.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed, and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered, and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules (the “Rules”), which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessels are certified as being “in class” by a classification society which is a member of the IACS.

A vessel must undergo annual surveys, intermediate surveys, and special surveys. As part of such surveys, every vessel is also required to undergo inspection of her underwater parts every 30 to 36 months that either requires drydocking or is deemed satisfied by the classification society through a diving survey, propeller inspection, tails shaft bearing clearance, and overall hull condition, all of which are verified in the presence of a class surveyor. In any case, every vessel has to be drydocked at least once every 60 months. If any vessel does not maintain her class or fails any annual survey, intermediate survey, or special survey, then such vessel will be unable to carry cargo between ports and will be unemployable and uninsurable, which will have a material adverse impact on our business, operating results, cash flows, and financial condition.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, and business interruption due to political instability in foreign countries, piracy incidents, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators, and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We maintain insurance coverage as customary in the shipping industry. However, not all risks are insurable, specific claims may be rejected and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurances

We maintain marine hull and machinery and war risks insurances, which include the risk of actual or constructive total loss, for our vessels. Each of our vessels is covered up to at least its fair market value with a deductible of $125,000 per incident. We also maintain increased value coverage for our vessels. Increased value coverage is supplementary insurance policy providing excess coverage specifically in the event of an actual or constructive total loss of a vessel. It acts as an extension to primary hull and machinery insurance, ensuring we can afford to replace a lost vessel when its market value exceeds the initial policy limit.

Protection and Indemnity Insurance

We maintain protection and indemnity (“P&I”) insurance, provided by mutual protection and indemnity associations (“P&I Associations”), covering our third-party liabilities in connection with our shipping activities. This includes related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, such as fixed and floating objects, pollution arising from oil or other substances, salvage, towing, and other related costs, including wreck removal. P&I insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our coverage limit is as per the rules of the International Group of P&I Clubs (the “International Group”), where there are standard sub-limits. The twelve P&I Associations that comprise the International Group insure approximately 90% of the world’s ocean-going tonnage and have entered into a pooling agreement to reinsure each association’s liabilities in excess of each association’s own retention of $10.0 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to such P&I Association, based on our claim records as well as the claim records of all other members of P&I Associations comprising the International Group.

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

We do not own or lease any material properties other than our vessels. See “Item 4. Information on the Company—B. Business Overview—Our Company” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the results of our operations and financial condition should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information—D. Risk Factors.”

A.	Operating Results

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”);

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year, or we have issued more than $1 billion in non-convertible debt in the past three years, or we become a “large accelerated filer”. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.

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

Principal Factors Affecting our Operating Results

We believe the principal factors affecting our results of operations are the underlying supply and demand dynamics of the commodities our vessels carry, the number of vessels competing for those cargoes, and ultimately the overall economic and market conditions, regulatory changes, global geopolitical events, capital availability, and market sentiment. Other key factors that are fundamental to our business, operating results, cash flows and financial condition include:

•	the number of vessels in our fleet;
•	our customer relationships;
•	our access to capital required to acquire additional, or renew existing, vessels and implement our business strategy;
•	our ability to acquire and sell vessels at prices we deem satisfactory; and
•	our and our vessels’ manager’s ability to:
o	successfully utilize and employ our vessels at economically attractive rates;
o	effectively and efficiently manage our vessels and control vessel operating costs; and
o	ensure compliance with regulations, environmental, health and safety standards applicable to our business.

In addition to those factors described above, our results of operations have been, and are expected to continue to be, affected by a range of material events and uncertainties many of which are beyond our control. Therefore, it is reasonably likely that the reported financial information is not necessarily indicative of our future operating results or future financial condition. Please also read “Item 3. Key Information—D. Risk Factors” and “Item 4. Information on the Company—B. Business Overview.”

Key Performance Indicators

The key performance indicators that management uses to assess our financial condition and results of operations are:

Ownership Days. Ownership Days are the total days we owned our vessels (or right-of-use asset under finance lease) during the relevant period. We use this to measure the size of our fleet over a period.

Available Days. Available Days are the Ownership Days, less any days during which our vessels were unable to be used for their intended purpose as a result of scheduled maintenance, upgrades, modifications, dry dockings, special or intermediate surveys, or changes in ownership logistics, including positioning for and repositioning from such events. We use this to measure the number of days in a period during which our vessels should be capable of generating revenues.

Operating Days. Operating Days are the Available Days, less any days during which our vessels were unable to be used for their intended purpose as a result of unforeseen events and circumstances. We use this to measure the number of days in a period during which our vessels actually generated revenues.

Vessel Utilization. Vessel Utilization is the ratio of Operating Days to Available Days, measuring the days during which our vessels actually generated revenues as a percentage of the days during which our vessels should be capable of generating revenues.

Average Number of Vessels. Average Number of Vessels is the ratio of Ownership Days to calendar days in a period and is another measure of the size of our fleet over a period.

Minimum Contracted Revenue. The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions, and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

The following table summarizes these key performance indicators during the reported periods:

	Year ended December 31,
	2025	2024	2023
Fleet operational data
Ownership Days	923.8	465.8	365.0
Available Days	885.8	434.8	365.0
Operating Days	885.1	434.8	364.9
Vessel Utilization	99.9%	100.0%	100.0%
Average Number of Vessels	2.5	1.3	1.0

Furthermore, the minimum contracted revenue expected to be recognized on the non-cancellable time charters of our vessels as of December 31, 2025 is estimated to $4.6 million.

Impact of Foreign Currency Exchange Rates

Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Exchange Risk” for information about our exposure to foreign currency fluctuations.

Components of our Operating Results

Segmental reporting. We transport dry bulk cargoes along global shipping routes through the ownership and operation of dry bulk vessels. We have identified our Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statement of (loss)/income to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. Our vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Also, when we charter a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. As a result, we have identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in the accompanying consolidated balance sheets. The significant expense category of our sole reportable segment is vessel operating expenses as reported on the consolidated statements of (loss)/income. Based on the principles of ASC 280 “Segment Reporting,” we believe that disaggregating into more than one reportable segment, would not be meaningful or informative.

Revenues. We generate revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (either index-linked or fixed rate) or voyage charters, depending on market conditions, opportunities available to us, and other strategic and tactical considerations. The main charter contract types are (i) voyage charters, also known as spot voyages, where the owner and charterer agree to carry out a single voyage to transport an agreed quantity of cargo between certain ports or geographical regions, (ii) time charters, where the charterer agrees to hire a vessel for a predetermined period of time with the operational responsibility of the vessel remaining with the owner, and (iii) bareboat charters, where a vessel is fully leased to a charterer, including all operational responsibility. Please see “—Overview” above for further information relating to the current charter contracts of our fleet.

Voyage expenses. Voyage expenses primarily consist of bunker fuel consumption, port dues, canal tolls, brokerage and commercial management commissions, and other expenses directly associated with the performance of a particular charter. Apart from commissions, voyage expenses mainly arise from voyage charters, or when a vessel is repositioning or unemployed. In such cases voyage expenses are borne by us. Conversely, when a vessel is employed under a time charter, substantially all voyage expenses are paid by the charterers, save for commissions. Bunker fuel consumption and occasionally port dues and canal tolls, may also be incurred between the end of one charter contract and the commencement of the next.

Vessel operating expenses. Vessel operating expenses reflect the costs to operate and maintain our vessels and primarily consist of manning costs, vessel insurance premiums, repairs and maintenance, machinery lubricants, spares, stores, and ancillary expenses.

Management fees. Management fees are paid in exchange for certain corporate administration functions, and vessel commercial and technical management services. Our Board of Directors has organized the provision of management services through Pavimar, a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975. Pavimar is controlled by our Chairwoman and Chief Executive Officer. Pursuant to the management agreement with Pavimar, which became effective on January 18, 2024, Pavimar provides us with vessel commercial and technical management services, including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. Prior to January 18, 2024, similar services were provided to us by Pavimar S.A., a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975, also controlled by our Chairwoman and Chief Executive Officer. In our results of operations, “management fees” include the fees incurred in connection with the provision of technical management services, whereas the commercial management commissions and sale or purchase commissions, are reported under “voyage expenses,” and “vessel cost” or “gain/loss on sale of vessels,” respectively.

General and administrative expenses. General and administrative expenses include expenses associated with being a public company, such as stock exchange fees, regulatory and compliance costs, investor relations, and director and officer liability insurance premiums. General and administrative expenses include general corporate expenses, audit, legal, advisory and other professional fees, directors’ remuneration, compensation for our executives and corporate secretary.

Depreciation expense. Depreciation is computed using the straight-line method over the estimated useful life of a vessel (or right-of-use asset under finance lease), after considering its estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Salvage values are periodically reviewed and revised, if needed, to recognize changes in conditions, new regulations or for other reasons. Revisions of salvage value affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the useful life of our vessels (and right-of-use asset under finance lease) to be 25 years from the date of initial delivery from the shipyard.

Amortization of deferred drydocking costs. Vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 to 60 months to coincide with the renewal of the related compliance certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. Drydocking and special survey costs are accounted for under the deferral method, whereby the costs incurred are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs qualifying for deferral mainly relate to shipyard costs, hull preparation and painting, inspection of hull structure and mechanical components, steelworks, machinery works, and electrical works, as well as lodging and subsistence of personnel dispatched to the yard site to supervise. If a drydocking and/or a special survey is performed prior to its originally scheduled date, any remaining unamortized balance from previous events is immediately expensed. Unamortized balances of vessels that are sold are also written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.

Interest and finance costs. Interest and finance costs primarily consist of interest expenses incurred under our loan agreements or other financing arrangements (including finance leases) and finance costs related to entering into new or amending existing loan agreements or other financing arrangements, including arrangement, advisory, legal, and other fees and expenses (or the amortization of such costs to the extent previously deferred). Finance costs are deferred and amortized over the life of the related loan or financing arrangement using the effective interest method. Unamortized deferred finance costs relating to loans or other financing arrangements repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period of such repayment or refinancing. Interest and finance costs also include issuance costs which have been immediately expensed as discussed in Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements—Issuance costs” of our consolidated financial statements. Please see “—B. Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities” below for additional information relating to our equity transactions, loan agreements and other financing arrangements.

Interest income. Interest income reflects the interest earned on our cash, cash equivalents and restricted cash deposits.

Loss on equity-linked instruments, net. Loss on equity-linked instruments, net, reflects the (i) loss recognized on initial measurement of the Class A Warrants, net of the gains/losses recognized on subsequent remeasurements of such fair value upon each settlement and reporting period end date, (ii) commitment and due diligence fees under our SEPA, net of (iii) gains/losses recognized on settlement of shares issued under the SEPA. Please see “—B. Liquidity and Capital Resources— Our Borrowing and Capital Raising Activities” below for additional information relating to the January 2025 Offering, the Class A Warrants and the SEPA.

Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2025, 2024 and 2023.

(in thousands of U.S. dollars)	Year ended December 31,
	2025	2024	2023
Revenue, net	$11,256	5,309	$4,476
Voyage expenses	(653)	(335)	(162)
Vessel operating expenses	(5,136)	(2,377)	(1,880)
Management fees	(739)	(440)	(274)
General and administrative expenses	(1,083)	(345)	(18)
Depreciation expense	(2,930)	(1,130)	(680)
Amortization of deferred drydocking costs	(535)	(512)	(357)
Interest and finance costs	(3,812)	(452)	(3)
Interest income	127	72	56
Loss on equity-linked instruments, net	(671)	—	—
Other costs, net	(21)	—	(3)
Net loss	$(4,197)	$(210)	$1,155

Results of Operations for the Years Ended December 31, 2025 and 2024

Revenues, net.  Throughout 2025 and 2024, our vessels operated under index-linked time charters. The increase in revenue between these two periods is primarily due to the higher number of Operating Days during 2025 due to the addition of the M/V Bravo and M/V Charlie in Icon’s fleet in September 2024 and June 2025, respectively. Overall, revenue, net increased by 112% to $11.26 million, up from $5.31 million last year.

Voyage expenses, net. The increase in voyage expenses, net from $0.34 million in 2024, to $0.65 million during 2025, is mainly attributable to the overall increase in revenue (and therefore commissions) between the same periods.

Vessel operating expenses. The increase in operating expenses from $2.38 million during 2024 to $5.14 million during 2025, was driven by the acquisition of M/V Bravo in September 2024 and the finance lease of M/V Charlie in June 2025, and the resulting increase in Ownership Days.

Management fees. Management fees increased in parallel to the increase of Ownership Days, partly counterbalanced by the management fee payable to Pavimar S.A. due to the termination of that management agreement on January 18, 2024, pursuant to which, the management fee continued to be payable for a period of three months after the termination date to enable Pavimar S.A. to finalize all outstanding matters.

General and administrative expenses. The $0.74 million increase in general and administrative expenses between 2025 and 2024, mainly reflects our incremental obligations as a public company since our initial public offering in July 2024. These expenses include stock exchange fees, regulatory and compliance costs, investor relations costs, as well as incremental audit fees, legal fees and director and officer liability insurance premiums.

Depreciation expense. Depreciation expense increased during 2025, compared to 2024, due to the acquisition of M/V Bravo in September 2024 and the finance lease of M/V Charlie in June 2025.

Amortization of deferred drydocking costs. Amortization of deferred drydocking costs were maintained at similar levels between 2025 and 2024.

Interest and finance costs. The increase in interest and finance costs relates to the Maui Term Loan Facility (as defined below), pursuant to which, $16.5 million was drawn on September 19, 2024, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. In addition, interest and finance costs during 2025 include issuance costs of $1.3 million relating to our January 2025 Offering, issuance costs of $0.3 million relating to our SEPA, as well as interest implicit to the bareboat charter-in of the M/V Charlie which has been accounted for as a finance lease liability, which was initially measured at $21.7 million. Please see “—B. Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities” below for additional information relating to our equity transactions, loan agreements and other financing arrangements.

Loss on equity-linked instruments, net. Loss on equity-linked instruments, net, of $0.67 million, reflects the (i) $0.54 million loss recognized on initial measurement of the Class A Warrants, net of the gains/losses recognized on subsequent remeasurements of such fair value upon each settlement and reporting period end date, (ii) $0.23 million commitment and due diligence fees under our SEPA, net of (iii) $0.1 million net gain recognized on settlement of shares issued under the SEPA.

Results of Operations for the Years Ended December 31, 2024 and 2023

For a discussion of our results for the year ended December 31, 2024, compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2024 and 2023” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 25, 2025.

Recent Developments

December 2025 Share Repurchase Program. On December 18, 2025, our Board of Directors authorized a share repurchase program under which we may, from time to time, repurchase up to an aggregate of $1 million of our outstanding Common Shares through December 31, 2026 (the “Program”). Repurchases under the Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the Exchange Act. The amount and timing of any repurchases made under the Program will be at our sole discretion and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of our Common Shares. The Program does not obligate us to repurchase any dollar amount or number of Common Shares and may be suspended or discontinued at any time at our discretion. Through the date hereof, no Common Shares had been repurchased under the Program.

Reverse Stock Split. On January 8, 2026, we effected a one-for-five reverse stock split of our Common Shares, whereby every five of our issued and outstanding Common Shares were automatically converted into one, without any change in the par value per share or the total number of Common Shares we are authorized to issue. Fractional shares were settled in cash. The reverse stock split did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares), (ii) have any direct impact on our market capitalization, or (iii) modify any voting rights or other terms of the Common Shares. Immediately before the reverse stock split, we had 3,460,000 issued and outstanding Common Shares, which were reduced to 691,977 issued and outstanding Common Shares.

Shares issued under our Standby Equity Purchase Agreement. Subsequent to the end of the reporting period and through the date hereof, we issued 1,816,493 Common Shares pursuant to Advances (as defined below) under the Standby Equity Purchase Agreement, dated August 27, 2025 (the “SEPA”) for aggregate net proceeds of $5.8 million. For further information about the SEPA, please see “—B. Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities” below.

ATM Agreement. On February 4, 2026, we entered into an at-the-market offering agreement (the “ATM Agreement”) with Maxim Group LLC (“Maxim”). Under the terms of the ATM Agreement, we may, from time to time, offer and sell Common Shares having an aggregate offering value of up to $3.4 million to or through Maxim, acting as sales agent. The timing and amount of any sales under the ATM Agreement are at our sole discretion. The holder of the Series A Preferred Shares has deemed any shares sold under the ATM Agreement to be “Excluded Shares” as defined in the terms of the Series A Preferred Shares and, therefore, all potential adjustments to the Pre-Determined Price as a result of the sale and issuance of Common Shares pursuant to the ATM Agreement have been waived. Through the date hereof, we have issued 27,500 Common Shares pursuant to the ATM Agreement for aggregate net proceeds of $0.04  million.

Number of Common Shares. As of the date this annual report on Form 20-F was issued, we had 2,535,970 issued and outstanding Common Shares.

B.	Liquidity and Capital Resources

Supply and demand dynamics, seasonality, and competition in the markets we operate, have historically caused increased volatility. We expect this to continue in the foreseeable future with a consequent effect on the financial performance of our vessels and, in turn, our short and long-term liquidity.

Our primary short-term liquidity needs are to fund general working capital requirements, vessel operating expenses, general and administrative expenses, and to service our debt. In addition, our three-year bareboat agreement for M/V Charlie requires that we honor our hire obligations thereunder. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash on hand and from operations.

Our primary long-term liquidity needs are expected to relate to growing and renewing our fleet through vessel acquisitions, capital expenditures required to comply with international shipping standards and environmental laws and regulations, costs to maintain the class certification of our vessels by undergoing periodical drydockings and special surveys, and to service our debt. In addition, our three-year bareboat agreement for M/V Charlie requires that we honor our hire obligations thereunder, including the purchase option at the end of such period if we eventually exercise it. We have declared our intention to exercise such option, subject to certain conditions. We anticipate that our primary sources of funds for our long-term liquidity needs will be cash from operations, loan facilities (including but not limited to drawings from the uncommitted upsize option of up to another $75 million under the Maui Term Loan Facility, as discussed below), other financing arrangements and equity issuances (including but not limited to Advances under the SEPA, as discussed below).

We operate in a capital-intensive industry and in the future we may seek any combination of loan agreements, other financing arrangements and equity issuances, to raise capital and fund our operations and growth. We believe that our working capital is sufficient to meet our requirements for the next twelve months, taking into account our projected cash flows from operations.

As of December 31, 2025 and 2024, we had cash, cash equivalents and restricted cash of $4.6 million and $1.4 million, respectively. Our cash flows from operating, investing and financing activities during the years ended December 31, 2025, 2024 and 2023, are summarized in the following table:

	Year ended December 31,
(in thousands of U.S. dollars)	2025	2024	2023
Cash provided by operating activities	$799	$864	$2,505
Cash used in investing activities	(6,086)	(18,025)	(22)
Cash provided by/(used in) financing activities	8,421	15,905	(3,332)
Net increase/(decrease) in cash, cash equivalents and restricted cash	$3,134	$(1,256)	$(849)
Cash, cash equivalents and restricted cash at the beginning of the period	1,446	2,702	3,551
Cash, cash equivalents and restricted cash at the end of the period	$4,580	$1,446	$2,702

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$3,880	$946	$2,702
Restricted cash, current	200	—	—
Restricted cash, non- current	500	500	—
Cash, cash equivalents and restricted cash at the end of the period	$4,580	$1,446	$2,702

Cash Flows for the Years Ended December 31, 2025 and 2024

Cash, cash equivalents and restricted cash as of December 31, 2025 amounted to $4.6 million, of which $0.7 million were cash deposits earmarked for specific purposes and cannot be used freely for general business operations. We present such deposits as “restricted cash” and, as of December 31, 2025, consisted of (i) minimum cash deposits of $0.5 million, which are required to be maintained throughout the term of our term loan facility and can only be applied towards repayment of the final principal installment pursuant to the terms and conditions of such facility and (ii) cash reserves of $0.2 million, which can only be applied towards payment of future vessel drydocking costs.

Operating activities. Cash of $0.9 million provided by operating activities during the year ended December 31, 2024, decreased to $0.8 million during 2025, due to the decrease in net income (after adjusting for the effects of non-cash loss on equity-linked instruments, unpaid issuance costs, depreciation expense and amortization of deferred drydocking costs on such net income) during the same periods.

Investing activities. Cash used in investing activities during the year ended December 31, 2025 relates to payments in relation to the bareboat charter and initial expenses of the M/V Charlie. Cash used in investing activities during the year ended December 31, 2024 relates to the acquisition of the M/V Bravo and related costs and to the installation of efficiency improvement equipment on the M/V Alfa during her scheduled drydocking.

Financing activities. Cash provided by financing activities during the year ended December 31, 2025, primarily consisted of net proceeds from the January 2025 Offering and the issuance of shares under the SEPA, counterbalanced by principal repayments of long-term debt and finance lease liability, and the payment of dividends to common shareholders. Cash provided by financing activities during the year ended December 31, 2024, relates to the proceeds from our initial public offering and the drawdown under the Maui Term Loan Facility, counterbalanced by returns of additional paid-in capital, repayments of long term debt, finance and issuance costs and the payment of dividends to common shareholders. Please see “—B. Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities” below for additional information relating to our equity transactions, loan agreements and other financing arrangements.

Cash Flows for the Years Ended December 31, 2024 and 2023

For a discussion of our cash flows for the year ended December 31, 2024, compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 25, 2025.

Our Borrowing and Capital Raising Activities

Initial public offering. On July 15, 2024, we completed the initial public offering of 6,250 of our Common Shares, at an offering price of $800 per share, for gross proceeds of approximately $5 million, before deducting underwriting discounts and offering expenses. Our Common Shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.” In connection to our initial public offering, we also issued to Maxim Group LLC, for acting as sole book-running manager, a warrant to purchase up to 400 Common Shares, in whole or in parts, at an exercise price of $880 per Common Share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “First Representative’s Warrant”). If at the time of exercise of the First Representative’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the Common Shares issuable upon such exercise, then the First Representative’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of Common Shares equal to the difference between the applicable spot price per Common Share of the Company (as determined in the First Representative’s Warrant) and the exercise price then in effect, multiplied by the number of Common Shares that would be issuable upon a cash exercise, divided by the applicable spot price per Common Share of the Company (as determined in the First Representative’s Warrant). The First Representative’s Warrant is exercisable on or after January 11, 2025, expires on July 11, 2027, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of December 31, 2025, no First Representative’s Warrants had been exercised.

Maui Term Loan Facility. On September 16, 2024, we entered into a new term loan facility with a leading international financial institution for up to $91.5 million, consisting of a committed portion of up to $16.5 million and an uncommitted upsize option of up to another $75 million (the “Maui Term Loan Facility”). On September 19, 2024, we borrowed the $16.5 million committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. This borrowed portion of the Maui Term Loan Facility bears interest at SOFR plus a margin of 3.95% per annum, has a term of four years, and is repayable in quarterly installments, with a balloon payment due at maturity in December 2028. As of December 31, 2025, we were in compliance with the applicable financial covenants under the Maui Term Loan Facility and the outstanding balance was $13.9 million. The Maui Term Loan Facility has the following characteristics:

•
Security. The borrowed portion is secured by, among other things, (i) a first priority mortgage on the M/V Alfa and the M/V Bravo, (ii) an assignment of their earnings and insurances, (iii) a pledge of their earnings accounts, and (iv) a pledge of the equity interests of each of the subsidiaries owning the mortgaged vessels.

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

•
Financial Covenants. The Maui Term Loan Facility contains certain financial covenants, requiring us to maintain (i) minimum restricted cash deposits of $250,000 per mortgaged vessel, (ii) reserves for upcoming vessel drydocking costs and (iii) a maximum ‘loan to mortgaged vessels value’ ratio of 65%.

•
Upsize option. The uncommitted upsize option of up to another $75 million may be made available to us under the Maui Term Loan Facility, in whole or in parts, to finance future vessel acquisitions. This portion of the Maui Term Loan Facility remains free of interest or other fees, and we are not obliged to borrow it, or any part thereof. The terms of borrowing this portion, or any part thereof, will be determined at the time it is requested.

January 2025 Offering. On January 24, 2025, we completed a public offering of 45,802 units, each unit consisting of one Common Share and one warrant (the “Class A Warrants”) to purchase Common Shares, at an offering price of $262 per unit (such numbers retroactively adjusted for the Reverse Stock Splits), for gross proceeds of approximately $12 million, before deducting underwriting discounts and offering expenses. The principal purpose for the offering was to obtain additional capital to fund our operations and growth, including, among other things, funding for working capital needs, debt repayments and fleet expansion. The Class A Warrants were immediately exercisable upon issuance, subject to certain beneficial ownership limitations, and expire on January 24, 2028. The Class A Warrants also contain certain (i) provisions adjusting the exercise price and number of underlying Common Shares and (ii) mechanisms pursuant to which the holders can exercise each Class A Warrant for no additional cash consideration. Based on the combination of these features, the maximum number of underlying Common Shares ranged between 45,802 and 458,015. As of December 31, 2025, substantially all of the Class A Warrants had been exercised via such cashless mechanism and the Company issued 383,976 Common Shares. The remaining Class A Warrants can be exercised for up to 10 Common Shares.

In connection to the January 2025 Offering, we also issued to Maxim Group LLC, for acting as placement agent, a warrant to purchase up to 2,290 Common Shares, in whole or in parts, at an exercise price of $288.20 per Common Share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “Placement Agent’s Warrants”). If at the time of exercise of the Placement Agent’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the Common Shares issuable upon such exercise, then the Placement Agent’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of Common Shares equal to the difference between the applicable spot price per Common Share of the Company (as determined in the Placement Agent’s Warrant) and the exercise price then in effect, multiplied by the number of Common Shares that would be issuable upon a cash exercise, divided by the applicable spot price per Common Share of the Company (as determined in the Placement Agent’s Warrant). The Placement Agent’s Warrant is exercisable on or after July 24, 2025, expires on July 24, 2028, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of December 31, 2025, no Placement Agent’s Warrants had been exercised.

The holder of the Series A Preferred Shares has deemed any shares sold under the January 2025 Offering to be “Excluded Shares” as defined in the terms of the Series A Preferred Shares and, therefore, all potential adjustments to the Pre-Determined Price as a result of the sale and issuance of Common Shares, including upon exercise of warrants, pursuant to the January 2025 Offering have been waived.

Finance lease liability. On March 21, 2025, we entered into a definitive agreement with an unaffiliated third party to bareboat charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. On June 21, 2025, we took delivery of the vessel and renamed it M/V Charlie. Such agreement was classified and accounted for as a finance lease. Consequently, we recognized a finance lease liability, which was initially measured at $21.7 million, being the net present value of the lease payments to be made over the lease term, including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7.6%. As of December 31, 2025, the outstanding balance was $21 million, repayable in 30 consecutive monthly installments, including the purchase option at the end of the lease term in June 2028.

Standby Equity Purchase Agreement. On August 27, 2025 (the “Effective Date”), we entered into the SEPA with YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”). Pursuant to the SEPA, subject to the terms and conditions set forth therein, we have the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for Common Shares for an aggregate subscription amount of up to $20 million (the “Commitment Amount”), at any time from the Effective Date until August 27, 2028, unless earlier terminated pursuant to its terms, by delivering written notice to Yorkville (each, an “Advance Notice”).

Under each Advance, each Common Share to be issued to Yorkville from time to time under the SEPA (the “Advance Shares”) will be issued at one of two pricing options, at our election. Under the first option, we will sell our Common Shares to Yorkville at 96% of the Market Price (as defined below) for any period commencing upon receipt by the Company of written confirmation of receipt of such Advance Notice by Yorkville, and which confirmation shall specify the commencement time, and ending on 4:00 p.m. New York City time on the applicable date of the Advance Notice (the “Option 1 Pricing Period”). If the total number of Common Shares traded on the Nasdaq Capital Market during the Option 1 Pricing Period is less than the Volume Threshold, the number of Advance Shares will be reduced to the greater of (i) 30% of the trading volume during the respective pricing period, or (ii) the number of Common Shares sold by Yorkville during the pricing period. “Volume Threshold” is defined as the amount of the Advance in Common Shares divided by 30%. Under the second option, we will sell our Common Shares to Yorkville at 97% of the Market Price for any three consecutive trading days commencing on the date of the Advance Notice, if it is received by 9:30 a.m. Eastern Time, or the immediately following trading day if received after 9:30 a.m. Eastern Time (the “Option 2 Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the average volume weighted average price (“VWAP”) of our Common Shares on the Nasdaq Capital Market during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of our Common Shares on the Nasdaq Capital Market during the Option 2 Pricing Period.

The SEPA does not require Yorkville to subscribe for or acquire any Common Shares under the SEPA if those Common Shares, when aggregated with all other Common Shares beneficially owned by Yorkville and its affiliates, would result in Yorkville and its affiliates (on an aggregated basis) beneficially owning more than 4.99% of the then outstanding voting power or number of Common Shares. We will have the right to require Yorkville to subscribe for any Common Shares pursuant to the SEPA as long as we have an effective registration statement in place for the resale of our Common Shares to be issued by the Company to Yorkville under each Advance, and subject to the satisfaction of the other conditions set forth in the SEPA. The Company may not have access to the full Commitment Amount available under the SEPA due to, among other things, the reasons noted above.

Pursuant to the SEPA, we paid to Yorkville a structuring and due diligence fee in the amount of $25,000. In addition, we have agreed to pay a commitment fee equal to 1% of the Commitment Amount (the “Commitment Fee”) as follows: half due at execution of the SEPA, and the remaining half due at the earlier of (i) $10 million worth of Advances or (ii) the 6-month anniversary of the execution of the SEPA. At each due date, we shall have the option, at our discretion, to pay all or a portion of the Commitment Fee then due by the issuance of such number of Common Shares that is equal to the applicable portion of the Commitment Fee divided by the average of the daily VWAPs of our Common Shares on the Nasdaq Capital Market during the three trading days immediately prior to the applicable due date. Upon the execution of the SEPA, we issued 9,049 of our Common Shares to Yorkville in satisfaction of the first half of the Commitment Fee.

The holder of the Series A Preferred Shares has deemed any shares sold under the SEPA to be “Excluded Shares” as defined in the terms of the Series A Preferred Shares and, therefore, all potential adjustments to the Pre-Determined Price as a result of the sale and issuance of Common Shares pursuant to the SEPA have been waived.

As of December 31, 2025, we had issued 245,900 Common Shares pursuant to Advances under the SEPA, resulting in net proceeds of $1.4 million and a net gain on issuance of $0.1 million. As of such date, $18.6 million of the Commitment Amount remained available for future Advances.

Recent Developments. Please also see “—A. Operating Results—Recent Developments” for further information about our borrowing and capital raising activities after December 31, 2025 and through the date this annual report on Form 20-F was issued.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Please see “Item 4. Information on the Company—B. Business Overview.”

E.	Critical Accounting Estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of such financial statements, and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience, current trends, anticipated future events, and other factors it believes are reasonable under the circumstances. Actual results could differ materially from those estimates. Management reviews those estimates on an ongoing basis, including those related to revenue recognition, future drydock dates, the selection of useful lives and residual values of our vessels (or right-of-use asset under finance lease), expected future cash flows from our vessels to support impairment assessments, and provisions for accounts receivable, legal disputes and contingencies. Critical accounting estimates are those that involve management’s most difficult, subjective, or complex judgments, typically due to the need to make assumptions about the effects of matters that are inherently uncertain. These estimates have the potential to result in materially different outcomes under different assumptions and conditions. For a more detailed discussion of our critical accounting estimates, as well as the accounting policies that are most significant to the presentation of our financial position, results of operations, and cash flows, please refer to Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” to our consolidated financial statements and notes thereto included in this annual report on Form 20-F.

Impairment of long-lived assets. We review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted cash flows expected to be generated by the use of a vessel is less than its carrying amount, we evaluate the vessel for an impairment loss. Measurement of the impairment loss is based on the fair value of the vessel in comparison to her carrying value, including unamortized deferred drydocking costs and any related intangible assets. In this respect, management regularly reviews the carrying amount of our vessels in connection with their estimated recoverable amount.

As of December 31, 2025 and 2024, our management assessed that the prevailing dry bulk market conditions indicated that the carrying amount of one of our vessels may potentially not be fully recoverable and, therefore, performed further analysis by comparing such vessel’s carrying amount to its undiscounted operating cash flows projected to be generated throughout its estimated remaining useful life. We estimate future undiscounted operating cash flows based on assumptions regarding vessels utilization, time charter rates, operating expenses, capital expenditure, residual value, and useful life. The exercise resulted that the vessel’s carrying amount is recoverable and no impairment charge should be recognized. As of the same date, our management concluded that no impairment indicators were present for our other vessels and, therefore, no further analysis should be carried out. As of December 31, 2023, after considering various indicators, including but not limited to the market price of the vessels, contracted revenues, expected cash flows and the economic outlook, our management concluded that no impairment indicators were present and, therefore, no further analysis should be carried out.

Charter rates used in impairment analysis are subject to change due to various factors beyond our control. Our current assessment utilizes a ten-year historical average of charter rates. As of December 31, 2025, if we were to apply an estimated daily time charter equivalent based on the most recent five-year or three-year historical average rates, without adjusting for inflation or another growth assumption, our assessment would remain unchanged. Although management believes the underlying indicators and assumptions supporting these conclusions are reasonable, future events or changes in circumstances may affect the recoverability of the carrying amount of our vessels, in which case, management may be required to perform further analysis that could potentially expose the Company to material impairment charges in the future.

F.	Non -GAAP Financial Measures

To supplement our financial information presented in accordance with US GAAP, we may use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with US GAAP. We believe non-GAAP financial measures provide investors with greater transparency and supplemental data relating to our financial condition and results of operations and, therefore, a more complete understanding of our business and financial performance than the comparable US GAAP measures alone. However, non-GAAP financial measures should only be used in addition to, and not as substitutes for, the financial results presented in accordance with US GAAP. Although we believe the following definitions and calculation methods are consistent with industry standards, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies:

•
Time Charter Equivalent (“TCE”). TCE is a measure of revenue generated over a period that accounts for the effect of the different charter types under which our vessels may be employed. TCE is calculated by deducting voyage expenses from revenue and making any other adjustments that may be required to approximate the revenue that would have been generated, had the vessels been employed under time charters, net of commissions. TCE is typically expressed on a daily basis (“Daily TCE”) by dividing it by Operating Days, to eliminate the effect of changes in fleet composition between periods.

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

The following table summarizes these non-GAAP financial measures during the reported periods:

(in thousands of U.S. dollars, except for daily results)	Year ended December 31,
	2025	2024	2023
Non-GAAP financial measures
EBITDA	$2,953	$1,812	$2,136
Daily TCE	11,979	11,440	11,822
Daily OPEX	5,560	5,103	5,151

Non-GAAP Financial Measures Reconciliation to GAAP

The following table reconciles non-GAAP financial measures to the most directly comparable GAAP financial measures:

(in thousands of U.S. dollars, except for fleet operational data and daily results)	Year ended December 31,
	2025	2024	2023
TCE and Daily TCE:
Revenue, net	$11,256	$5,309	$4,476
Less: Voyage expenses, net	(653)	(335)	(162)
TCE	$10,603	$4,974	$4,314
Divided by: Operating Days	885.1	434.8	364.9
Daily TCE	$11,979	$11,440	$11,822

Daily OPEX:
Vessels operating expenses	$5,136	$2,377	$1,880
Divided by: Ownership Days	923.8	465.8	365.0
Daily OPEX	$5,560	$5,103	$5,151

EBITDA:
Net (loss)/income	$(4,197)	$(210)	$1,155
Plus: Depreciation expense	2,930	1,130	680
Plus: Amortization of deferred drydocking costs	535	512	357
Plus: Interest and finance costs, net	3,812	452	—
Less: Interest income	(127)	(72)	(56)
EBITDA	$2,953	$1,812	$2,136

The minimum contracted revenue expected to be generated on the non-cancellable time charters of our vessels as of December 31, 2025, is estimated at $4.6 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the names, ages, and positions of our current directors and executive officers. Members of our Board of Directors are elected annually on a staggered basis, and each director will hold office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. The initial term of office of each director is as follows: our Class I directors will serve for a term expiring at the 2028 annual meeting of shareholders, our Class II directors will serve for a term expiring at the 2029 annual meeting of shareholders, and our Class III directors will serve for a term expiring at the 2027 annual meeting of shareholders. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The business address for each director and executive officer is the address of our principal executive office which is located at c/o Pavimar Shipping Co., 17th km National Road Athens-Lamia & Foinikos Str. 14564, Nea Kifissia, Athens, Greece. The following table provides information about each of our directors and executive management.

Name	Age	Position
Ismini Panagiotidi	43	Chief Executive Officer, Chairwoman of the Board (Class III Director)
Dennis Psachos	43	Chief Financial Officer
Spiros Vellas	45	Class I Director*
Evangelos Macris	74	Class II Director*
Kalliopi Kyriakakou	44	Secretary
*	Independent Director

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

Kalliopi Kyriakakou. Mrs. Kalliopi Kyriakakou has served as our secretary since our initial public offering in July2024. Mrs. Kyriakakou is a skilled shipping lawyer with over a decade of experience, adept at navigating the intricacies of corporate governance and regulatory compliance. In 2023, Mrs. Kyriakakou joined Pavimar S.A. as in-house legal counsel, practicing shipping law and managing the company’s legal affairs. Before that, she served for more than ten years as legal, insurance and claims manager of Goldenport, a highly regarded shipowning and shipmanagement group, where she successfully handled a wide range of legal and corporate matters, insurance placements, vessel sale and purchase transactions, and was appointed as company secretary in the group’s London Stock Exchange-listed arm. Earlier in her career, Mrs. Kyriakakou engaged in maritime law by working for other shipping companies and legal firms. She is a member of the Piraeus Bar Association, holds a PgCert in construction law and arbitration from Robert Gordon University, Aberdeen Business School UK, a bachelor’s degree in law from Democretus University, Greece, and an LLB and LLM in international trade law from University of Northumbria, Newcastle UK.

B.	Compensation

Aggregate executive compensation amounted to $14,000 for the year ended December 31, 2025. The services or our Chief Executive Officer, Chief Financial Officer and Corporate Secretary are provided to us by Pavimar, pursuant to the services agreement dated October 1, 2023, as novated from Pavimar S.A. to Pavimar on January 18, 2024, on the same terms, and as amended and restated on April 1, 2024.

Our Chief Executive Officer who also serves as a director will not receive additional compensation for her service as director. We anticipate that each non-management director will receive compensation for attending meetings of our Board of Directors, as well as committee meetings. Each of our non-management directors will receive annual cash compensation in the aggregate amount of $20,000, plus reimbursements for out-of-pocket expenses incurred while acting in their capacity as a director. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

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

As of December 31, 2025, 2024 and 2023, we had no direct employees. Pavimar provides us with the services of our Chief Executive Officer, Chief Financial Officer and Corporate Secretary. Please see “—B. Compensation” above.

E.	Share Ownership

The shares owned by our directors and executive officers are disclosed below in “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets out information regarding the ownership of our Common Shares as of February 23, 2026, who we know to beneficially own five percent or more of our voting stock and by our directors and officers as a group. The beneficial ownership information set forth in the table below is based on beneficial ownership reports furnished to the Commission or information regarding the beneficial ownership of our Common Shares delivered to us. To the best of our knowledge, except as disclosed in the table below or with respect to our directors and executive officers, we are not controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons. All of our holders of Common Shares, including the shareholders listed in this table, are entitled to one vote for each Common Share held.

	Shares Beneficially Owned
Name	Number	Percentage of Class	Percentage of Total Voting Power
Atlantis Holding Corp. (Ismini Panagiotidi)
Common Shares(1)	8,357,548	76.72%(3)	0.55%
Series B Preferred Shares(2)	1,500,000	100%	99.28%
Total			99.83%
All other directors and executive officers individually	—	—	0%

(1)
The amount of Common Shares beneficially owned includes (i) 1,000 Common Shares and (ii) 8,356,548 Common Shares that may be deemed to be beneficially owned by Atlantis Holding Corp. upon the hypothetical conversion of 18,954 Series A Preferred Shares as of January 20, 2026. All 18,954 Series A Preferred Shares (but not a portion) are convertible to Common Shares, subject to certain conditions, commencing July 16, 2025 and until July 15, 2032 at the applicable conversion price then in effect. The Series A Preferred Shares have no voting rights, subject to limited exceptions. This information is partially derived from Schedule 13D/A filed with the Commission on January 20, 2026. Please also see “Item 10. Additional Information — Memorandum and Articles of Incorporation” and “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934,” attached hereto as Exhibit 2.4 to this annual report on Form 20-F for further information regarding our capital structure, and the rights, including the voting rights, privileges, and preferences of the holders of our shares.

(2)
Each Series B Preferred Share has the voting power of 1,000 Common Shares, subject to adjustment as described herein. The Series B Preferred Shares held by Atlantis Holding Corp. represent 99.83% of the aggregate voting power of our total issued and outstanding share capital as of February 23, 2026, or 99.28% taking into account the 8,356,548 Common Shares issuable upon the hypothetical conversion of 18,954 Series A Preferred Shares. Please see “Item 10. Additional Information — Memorandum and Articles of Incorporation” and “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934,” attached hereto as Exhibit 2.4 to this annual report on Form 20-F for further information regarding our capital structure, and the rights, including the voting rights, privileges, and preferences of the holders of our shares.

(3)
This percentage is calculated using a figure of  10,892,518 Common Shares outstanding, which consists of (i)  2,535,970 Common Shares outstanding plus (ii) 8,356,548 Common Shares issuable upon the hypothetical conversion of 18,954 Series A Preferred Shares as described above.

As of February 23, 2026, we had two registered shareholders of record, one of which was located in the United States, Cede & Co., a nominee of The Depository Trust Company, which held an aggregate of 2,534,970 of our Common Shares, representing 99.96% of our outstanding Common Shares. We believe that the Common Shares held by Cede & Co. include Common Shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Management, Commercial, and Administrative Services

The Company’s Board of Directors has organized the provision of management services through Pavimar, a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975. Pavimar is controlled by our Chairwoman and Chief Executive Officer. The management agreement with Pavimar became effective on January 18, 2024, and under its terms, Pavimar provides us with vessel commercial and technical management services including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. In exchange for these services, for the years ended December 31, 2025 and 2024, total charges by Pavimar amounted to $1.2 million and $0.4 million, respectively.

In the event of termination of the management agreement for any reason other than Pavimar’s default, or if a vessel is lost, sold or otherwise disposed of, the management fee payable to Pavimar continues to be payable for a further period of three calendar months as from the termination date or, if greater than three months, for as long as the Company requires the services of Pavimar to finalize all outstanding matters. In addition, in the event of termination of the management agreement due to our default, change of control, or due to us tendering a termination notice for any reason other than Pavimar’s default, a termination fee of $0.6 million per vessel shall become due and payable to Pavimar. Pavimar shall be under no liability whatsoever to us for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to a vessel) and howsoever arising in the course of performance of the management services unless same is proved to have resulted from the gross negligence or willful default of Pavimar, Pavimar’s employees, agents or subcontractors, in which case Pavimar’s liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of $1 million per vessel. We have also agreed to indemnify Pavimar in certain circumstances.

Prior to January 18, 2024, similar services were provided to us by Pavimar S.A., a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975, also controlled by our Chairwoman and Chief Executive Officer. In exchange for these services, for the years ended December 31, 2024 and 2023, total charges by Pavimar S.A. amounted to $0.1 million and $0.3 million, respectively.

Services Agreement

Pursuant to the services agreement dated October 1, 2023, as novated from Pavimar S.A. to Pavimar on January 18, 2024, on the same terms, and as amended and restated on April 1, 2024, Pavimar provides us with the services of our Chief Executive Officer, Chief Financial Officer and Corporate Secretary. The related fees for the years ended December 31, 2025 and 2024, amounted to $14,000 and $9,000, respectively. Prior to the novation to Pavimar, these services were provided by Pavimar S.A. The related fees for the years ended December 31, 2024 and 2023, amounted to $1,000 and $3,000 respectively.

Exchange Agreement

On June 11, 2024, we acquired all of the outstanding share capital of Maui, in exchange for 15,000 Series A Preferred Shares, 1,500,000 Series B Preferred Shares, and 1,000 of our Common Shares, pursuant to the exchange agreement dated June 11, 2024 (the “Exchange Agreement”). Maui was incorporated on October 27, 2022, under the laws of the Republic of the Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of the shipowning company Positano, whereby all outstanding shares of Positano were transferred to Maui. Positano was incorporated on February 1, 2021, under the laws of the Republic of the Marshall Islands and is the owning company of the M/V Alfa. These transactions were treated as reorganizations of companies under common control and have been accounted for in a manner similar to the pooling of interests method, as each entity was controlled by our Chairwoman and Chief Executive Officer. As part of the exchange, Mrs. Panagiotidi, forfeited the Common Shares beneficially owned by her immediately prior to the exchange.

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

The holders of Series A Preferred Shares are also entitled to receive biannual dividends, on each June 30 and December 31, payable in cash or in kind (in the form of additional Series A Preferred Shares) or in a combination thereof, in our option, accruing at the applicable dividend rate per annum on the stated amount of $1,000 per Series A Preferred Share and on any unpaid accrued dividends. We did not declare or pay dividends on the Series A Preferred Shares during 2024. On June 30, 2025, and December 31, 2025, we issued 2,249 and 1,705 Series A Preferred Shares, respectively, as payment-in-kind for the dividends that had accrued up to such dates.

For further information about our Series A Preferred Shares and Series B Preferred Shares please see “Item 10. Additional Information—B. Memorandum and Articles of Incorporation” and “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934,” attached hereto as Exhibit 2.4 to this annual report on Form 20-F.

Shipbroking Services

From time to time, we use the commercial services of Alexandria Enterprises S.A., (“Alexandria”) an entity incorporated in the Republic of the Marshall Islands, specializing in shipbroking. Alexandria is controlled by family members of our Chairwoman and Chief Executive Officer. Alexandria charges us a commission on gross revenue generated from contracts brokered by Alexandria. Total commissions charged by Alexandria during the year ended December 31, 2023, were $0.1 million. There were no transactions with Alexandria during 2025 and 2024 and no outstanding balances due from or to Alexandria as of December 31, 2025 and 2024.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

To our knowledge, we are not currently a party to any legal proceeding that may have a significant effect on our financial position, results of operations or liquidity, nor are we aware of any pending proceedings that may have a significant effect on our financial position, results of operations or liquidity. From time to time in the future, in the ordinary course of conducting our business, we may become involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company.

Dividend Policy

We may declare and pay dividends in cash, stock or other property on our outstanding shares, except when we are insolvent, would thereby be made insolvent, or when the declaration or payment would be contrary to any restrictions contained in our Amended and Restated Articles of Incorporation. Dividends may be declared and paid out of surplus only; but when there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Under the authority granted to the Board of Directors pursuant to the BCA, the Board of Directors is entrusted with the management of  our business of and as such the declaration and payment of dividends is subject at all times to the discretion of our Board of Directors. We do not currently have a written dividend policy and if the Board determines to declare dividends, the timing and amount of such dividends, if any, will depend on, among other things, our earnings, financial condition, cash requirements and availability, fleet renewal and expansion plans, the overall market conditions, restrictions in our loan agreements or other financing arrangements, claims or other actions by third parties, including creditors, and the laws of the Republic of the Marshall Islands.

Furthermore, we are a holding company and our subsidiaries conduct all of our operations and own (or lease) our operating assets, the vessels. We have no material assets other than cash and equity interests in those subsidiaries. We expect any vessel we may acquire (or lease) in the future to be owned (or leased) by subsidiaries that will be directly or indirectly owned by us. As a result, our ability to make dividend payments, if any, also subject to our subsidiaries’ ability to distribute funds to us, which depends on, among other things, its earnings, financial condition, cash requirements and availability, restrictions in loan agreements or other financing arrangements, claims or other actions by third parties, including creditors, and the laws of its country of incorporation. All of our current subsidiaries are incorporated in the Republic of the Marshall Islands. Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (which is essentially retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

We cannot assure you that we will declare or pay any dividends in the future.

Any dividends paid by us will be income to a United States shareholder. Please see “Item 10. Additional Information—E. Taxation” for additional information relating to the United States federal income tax treatment of our dividend payments, if any are declared in the future.

Dividends on Common Shares

In addition to the above, our ability to pay dividends to holders of our Common Shares is subject to the rights of holders of our Series A Preferred Shares, which rank prior to our Common Shares with respect to dividends, distributions, and payments upon liquidation. Under the terms of the Statement of Designation, as amended and restated, with respect to our Series A Preferred Shares, no cash dividend may be paid on our Common Shares unless full cumulative dividends have been, or contemporaneously are being, paid or provided for on all outstanding Series A Preferred Shares for all prior and then-ending dividend periods.

Since our initial public offering and up to the date hereof, we have declared the following dividends per Common Share in respect of the periods set forth below:

•	On May 30, 2025, we paid a cash dividend of $0.35 per Common Share, or $152,966 in aggregate
•	On December 27, 2024, we paid a cash dividend of $17 per Common Share, or $123,250 in aggregate
•	On September 30, 2024, we paid a cash dividend of $16 per Common Share, or $116,000 in aggregate

The holders of our Series A Preferred Shares do not have the right to participate, on an as-converted basis or otherwise, in regular cash dividends declared and paid on our Common Shares. Accordingly, the holders of our Series A Preferred Shares did not participate, on an as-converted basis or otherwise, in the cash dividends on our Common Shares paid since our initial public offering. The sole holder of our Series A Preferred Shares has consented to the payment of such dividends on our Common Shares.

Dividends on Preferred Shares

Dividends on our Series A Preferred Shares are cumulative and accrue, whether or not declared by our Board of Directors, however, such dividends are payable only when, as, and if declared by our Board of Directors. Dividends on our Series A Preferred Shares, to the extent declared, shall be paid biannually, on each June 30 and December 31, in cash or in kind (in the form of additional Series A Preferred Shares) or in a combination thereof, at our option, accruing at the applicable dividend rate per annum on the stated amount of $1,000 per Series A Preferred Share and on any unpaid accrued dividends. We did not declare or pay dividends on the Series A Preferred Shares during 2024. On June 30, 2025, and December 31, 2025, we issued 2,249 and 1,705 Series A Preferred Shares, respectively, as payment-in-kind for the dividends that had accrued up to such dates.

Our Series B Preferred Shares have no dividend or distribution rights, other than upon our liquidation, dissolution or winding up. Also, if we declare or make any dividend or other distribution of voting securities of a subsidiary which we control to the holders of our Common Shares by way of a spin off or other similar transaction, then, in each such case, each holder of Series B Preferred Shares shall be entitled to receive preferred shares of the subsidiary whose voting securities are so distributed with at least substantially similar rights, preferences, privileges and voting powers, and limitations and restrictions as those of the Series B Preferred Shares.

Please see “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934,” attached hereto as Exhibit 2.4 to this annual report on Form 20-F for further information regarding our capital structure, and the rights, including the voting rights, privileges, and preferences of the holders of our shares.

B.	Significant Changes

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Recent Developments.”

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Common Shares trade on the Nasdaq Capital Market under the symbol “ICON”.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares trade on the Nasdaq Capital Market under the symbol “ICON”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Incorporation

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws were filed as Exhibits 3.1 and 3.2, respectively, to our registration statement on Form F-1 (File No. 333-279394), that was filed with the Commission with an effective date of July 11, 2024. Our Amended and Restated Articles of Incorporation were further amended on March 31, 2025 in connection with our one-for-forty reverse stock split, and on January 7, 2026 in connection with our one-for-five reverse stock split. Copies of the Articles of Amendment to the Amended and Restated Articles of Incorporation were filed as Exhibits 3.1 to our Reports on Form 6-K that were filed with the Commission on April 1, 2025 and January 8, 2026. Amendments to our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws were approved at our 2026 Annual Meeting of Shareholders held on February 16, 2026 and copies of each are filed as Exhibits 1.1 and 1.2, respectively, to this annual report on Form 20-F. The information contained in these exhibits is incorporated by reference herein.

A description of the material terms of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws is included in “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934,” attached hereto as Exhibit 2.4 to this annual report on Form 20-F and incorporated by reference herein. Because this description is a summary, it does not contain all information that you may find useful. For more complete information, you should read our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, copies of which are filed as Exhibits 1.1 and 1.2, respectively, to this annual report on Form 20-F and are incorporated herein by reference.

C.	Material contracts

Attached as exhibits to this annual report on Form 20-F are the contracts we consider to be both material and outside the ordinary course of business and are to be performed in whole or in part after the filing of this annual report on Form 20-F. We refer you to “Item 4. Information on the Company—A. History and Development of the Company,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Our Borrowing and Capital Raising Activities” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” and “Item 10. Additional Information—B. Memorandum and Articles of Incorporation” for a discussion of these contracts. Other than as discussed in this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest, or other payments to non-resident holders of our Common Shares.

E.	Taxation

The following is a summary of the material U.S. federal income tax and Marshall Islands tax considerations of the purchase, ownership and disposition of our Common Shares as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our Common Shares treated for U.S. federal income tax purposes as:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of our Common Shares that is not a U.S. Holder and is not an entity or arrangement classified as a partnership for U.S. federal income tax purposes. The U.S. federal income tax consequences applicable to Non-U.S. Holders are described below under the heading “—Material United States Federal Income Taxation Consequences of Non-U.S. Holders.”

This discussion does not consider the tax treatment of entities or arrangements classified as partnerships for U.S. federal income tax purposes or of persons that hold our Common Shares through such entities or arrangements. If an entity or arrangement classified as a partnership for U.S. federal income tax purposes is the holder of our Common Shares, the U.S. federal income tax treatment of the persons treated as its partners on their status and the activities of the entity or arrangement. Persons treated as partners in such entities or arrangements holding our Common Shares are urged to consult their own advisors as to the particular U.S. federal income tax consequences applicable to them.

This summary is based on the Code, its legislative history, the Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder or beneficial owner of our Common Shares based on such holder or beneficial owner’s individual circumstances. In particular, this discussion considers only holders or beneficial owners that will own and hold our Common Shares as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting for U.S. federal income tax purposes;

•	tax-exempt entities;

•	S corporations and entities or arrangements classified as partnerships for U.S. federal income tax purposes;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	dealers in securities or currencies;

•	“controlled foreign corporations” or “passive foreign investment companies” for U.S. federal income tax purposes;

•	certain expatriates or former long-term residents of the United States;

•	individual retirement accounts and other tax-deferred accounts;

•	persons that directly, indirectly or constructively own 10% or more (by vote or value) of our shares;

•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;

•	persons that hold our Common Shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	a person that purchases or sells our Common Shares as part of a wash sale for tax purposes;

•	a corporation liable for tax on its “adjusted financial statement income”; and

•	a “U.S. Holder” whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S., non-Marshall Islands tax laws.

We have not sought, nor do we intend to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

THIS DISCUSSION OF MATERIAL INCOME TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON SHARES IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. DUE TO THE COMPLEXITY OF TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF OUR COMMON SHARES MAY BE AFFECTED BY FACTORS NOT ADDRESSED HEREIN, EACH HOLDER IS URGED TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S., AND U.S. FEDERAL TAX LAWS.

Material United States Federal Income Tax Considerations

Taxation of Operating Income in General

Unless exempt from U.S. federal income taxation under the rules of Section 883 of the Code (“Section 883”) discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, vessel sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S. source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% U.S. source shipping income. We are prohibited by law from engaging in transportation that produces income considered to be 100% U.S. source shipping income.

No shipping income attributable to transportation exclusively between non-U.S. ports will be considered U.S. source shipping income. Our shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Unless exempt from U.S. federal income tax under Section 883, as described in detail below, our U.S. source shipping income would be subject to a 4% tax imposed without allowance for deductions for any taxable year (the “4% Tax”), as described in “—Taxation in Absence of Exemption” below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 and the Treasury Regulations thereunder, we are exempt from U.S. federal income taxation with respect to our U.S. source shipping income if:

i.
we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and

ii.	one of the following statements is true:

○
more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” that are persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” from tax to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements (the “50% Ownership Test”); or

○
our stock is “primarily” and “regularly” traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (the “Publicly-Traded Test”).

The jurisdictions where we and our ship-owning subsidiaries are incorporated grant “equivalent exemptions” from tax to corporations organized in the United States. Therefore, we are exempt from U. S. federal income tax with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

50% Ownership Test

Under the Treasury Regulations, a foreign corporation satisfies the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules, by one or more shareholders who are residents of foreign countries that grant “equivalent exemption” to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders.

We believe that we will satisfy the 50% Ownership Test for our 2026 taxable year, and expect to satisfy the substantiation and reporting requirements to claim the benefits of the 50% Ownership Test. Therefore, we intend to take the position that we are exempt from U.S. federal income tax under Section 883 for our 2026 taxable year. However, there can be no assurance that we will continue to satisfy the requirements of the 50% Ownership Test in future taxable years. Furthermore, the substantiation requirements are onerous and, therefore, there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.

Publicly-Traded Test

The Treasury Regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly-Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.

Under the Treasury Regulations, the stock of a foreign corporation is considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as the Nasdaq Capital Market).

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing requirement:

i.          such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (the “Trading Frequency Test”); and

ii.          the aggregate number of shares of such class of stock traded on such market during the taxable year be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “Trading Volume Test”).

Even if a foreign corporation does not satisfy both tests, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Test will be deemed satisfied by a class of stock if such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own, directly or indirectly, 5% or more of the vote and value of such class of outstanding shares.

For purposes of being able to determine the person who actually or constructively own 5% or more of the vote and value of our Common Shares (a “5% Shareholder”), the Treasury Regulations permit us to rely on those persons on Schedule 13G and Schedule 13D filings with the Commission as owning 5% or more of our Common Shares. The Treasury Regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

We believe that we will not satisfy the Publicly-Traded Test during our 2026 taxable year.

Taxation in Absence of Exemption

If we were not to qualify for the benefits of the Section 883 exemption (and our U.S. source shipping income were not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below), we would be subject to the 4% Tax. Because under the sourcing rules described above, no more than 50% of our shipping income would be treated as constituting U.S. source shipping income, no more than 50% of our shipping income would be subject to the 4% Tax.

If the benefits of the Section 883 exemption were unavailable to us and our U.S. source shipping income were considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax (currently imposed at a rate of 21%). In addition, we might be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments.

Our U.S. source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of such income; and

•
substantially all such income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the leasing of a vessel, is attributable to a fixed place of business in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to or from the United States on a regularly scheduled basis, or earning income from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of a Vessel

Regardless of whether we qualify for the Section 883 exemption, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, passes to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Material United States Federal Income Taxation Consequences of U.S. Holders

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders of the purchase, ownership, and disposition of our Common Shares.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, any distributions made by us with respect to our Common Shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its Common Shares and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

Dividends paid on common shares to a U.S. Holder, who is an individual, trust, or estate (a “Non-Corporate U.S. Holder”) will generally be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at the preferential U.S. federal income tax rates applicable to long-term capital gain provided that our Common Shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which our Common Shares are listed), we are not a PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been, or will be), and certain other conditions are met.

There is no assurance that any dividends paid on our Common Shares will be eligible for these preferential rates in the hands of a Non-Corporate U.S. Holder. If we were to be a PFIC, as discussed below, for any taxable year, dividends paid on our Common Shares in such year or in the following year would not be qualified dividend income. Any dividends paid by us on our Common Shares that are not eligible for these preferential rates would be taxed as ordinary income to the Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or, in certain circumstances, fair market value of) in a common share or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share. If we pay an “extraordinary dividend” on our Common Shares that is treated as “qualified dividend income,” then any loss derived by a Non-Corporate U.S. Holder from the sale or exchange of such Common Shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our Common Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Common Shares is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation that is a PFIC for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our Common Shares, either:

•
at least 75% of the corporation’s gross income (including the gross income of certain subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•
at least 50% of the average value of the assets held by the corporation (including the assets of certain subsidiaries) during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiaries that have made special U.S. tax elections to be disregarded as separate entities as well as any of its subsidiary corporations in which it owns at least 25% by value. Income earned, or deemed earned, by a foreign corporation in connection with the performance of services should not constitute passive income. By contrast, rental income, which includes bareboat hire, would generally constitute “passive income” unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on our existing operations and future projections, we do not expect to be a PFIC for our 2026 taxable year or any future taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining our classification as a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to, we cannot assure that the IRS or a court will accept our position. In addition, although we intend to conduct our affairs to avoid, to the extent reasonably possible, being classified as a PFIC with respect to any taxable year, we cannot assure that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely “qualified electing fund” or “QEF” election or a timely “mark-to-market” election with respect to the Common Shares. In addition, if we were to be treated as a PFIC, the U.S. Holder would be required to file IRS Form 8621 with the IRS annually with respect to such U.S. Holder’s Common Shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder (an “Electing Holder”) makes a timely QEF Election, such Electing Holder must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for each of our taxable year that ends with or within the taxable year of the Electing Holder for which we are a PFIC, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the Common Shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis (but not below zero) of the Electing Holder in the Common Shares and will not be taxed again once distributed. The Electing Holder would generally recognize capital gain or loss on the sale, exchange, or other disposition of the Common Shares. The U.S. Holder would make a QEF Election by filing a properly completed IRS Form 8621 with its U.S. federal income tax return. After the end of each taxable year, we will analyze whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will use commercially reasonable efforts to provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to enable such holder to make the QEF Election for such taxable year. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our Common Shares are treated as “marketable stock,” a U.S. Holder of our Common Shares would be allowed to make a “mark-to-market” election with respect to our Common Shares by filing a properly completed IRS Form 8621 with its U.S. federal income tax return for such taxable year. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year that we are classified as a PFIC the excess, if any, of the fair market value of the Common Shares at the end of each taxable year over such U.S. Holder’s adjusted tax basis in the Common Shares. The U.S. Holder would also be permitted an ordinary loss for each such taxable year in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Common Shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our Common Shares would be adjusted to reflect any such income or loss amount. In any taxable year in which we are classified as a PFIC, gain realized on the sale, exchange, or other disposition of the Common Shares would be treated as ordinary income, and any loss realized on the sale, exchange, or other disposition of the Common Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income of the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be classified as a PFIC for any taxable year, a U.S. Holder that does not make a timely QEF Election or a “mark-to-market” election for that year would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions that exceeds 125% of the average annual distributions over the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Common Shares), and (2) any gain realized on the sale, exchange, or other disposition of our Common Shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s aggregate holding period for our Common Shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

3.8% Medicare Tax on Net Investment Income

Non-Corporate U.S. Holders are subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust. A U.S. Holder’s net investment income will generally include its gross dividend income and its net gains from the disposition of the Common Shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2026, is $16,000). The 3.8% Medicare tax is determined in a different manner than the regular U.S. federal income tax. Special considerations apply to U.S. Holders that have made a QEF election. Non-Corporate U.S. Holders are urged to consult their tax advisors regarding the applicability of the 3.8% Medicare tax in respect of their investment in our Common Shares.

Material United States Federal Income Taxation Consequences of Non-U.S. Holders

Dividends paid to a Non-U.S. Holder with respect to our Common Shares generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States).

In addition, a Non-U.S. Holder generally should not be subject to U.S. federal income tax with respect to any gain attributable to a sale or other disposition of our Common Shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met.

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally should be subject to tax in the same manner as if the Non-U.S. Holder were a U.S. Holder. If the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, such dividends and gain may be subject to an additional branch profits tax at a 30% rate (or a lower tax rate under an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, a U.S. Holder will be subject to information reporting for U.S. federal income tax purposes on distributions made on our Common Shares within the United States and to the proceeds from sales and other dispositions of our Common Shares to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax (currently at a rate of 24%) generally should apply to distributions paid on our Common Shares to a U.S. Holder and the proceeds from sales and other dispositions of our Common Shares by a U.S. Holder, who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or dividends required to be shown on his U.S. federal income tax return; or

•	in certain circumstances, fails to comply with the applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules generally should be allowed as a refund or a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

In addition, individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with the IRS with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by the applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, our Common Shares, unless the Common Shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in the applicable Treasury Regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. The U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.

The U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if applicable.

Material Marshall Islands Tax Considerations

The following represents the opinion of our Marshall Islands counsel, Stephenson Harwood LLP, and is a summary of the material Marshall Islands tax consequences of the ownership and disposition of our Common Shares.

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are a non-resident Marshall Islands corporation pursuant to the BCA and we are not doing business in the Republic of the Marshall Islands. As such, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by us to our shareholders, and holders of our Common Shares that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our Common Shares.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We file annual reports and other information with the Commission. Our Commission filings are available to the public at the website maintained by the Commission at http://www.sec.gov, as well as on our website at http://www.icon-nrg.com.  The information contained on, or that can be accessed through, these websites is not incorporated by reference herein and does not form part of this annual report on Form 20-F.

I.	Subsidiary information

Not applicable.

J.	Annual Report to Security Holders

We are currently not required to provide an annual report to security holders in response to the requirements of Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our activities expose us primarily to the credit risk and the financial risks of changes in foreign currency exchange rates as described below.

Interest Rate Risk. Our borrowings under the Maui Term Loan Facility bear interest at SOFR plus a margin, and we are therefore exposed to market risks associated with changes in interest rates. Increases in interest rates could materially affect our operating results and ability to service our debt. As of December 31, 2025, we had total borrowings of $13.9 million bearing interest based on SOFR and had not entered into any hedging contracts or taken other actions to protect against interest rate fluctuations. We expect to continue having outstanding borrowings under the Maui Term Loan Facility until its maturity in December 2028, and under any future loan agreements or other financing arrangements we may enter into and, therefore, we expect to continue to be exposed to market risks associated with changes in interest rates. As a quantitative indication of our exposure to interest rate fluctuations, we estimate that a 100 basis points increase in SOFR, would have resulted in an increase of $0.15 million in interest and finance costs during the year ended December 31, 2025.

Foreign Currency Exchange Rate Risk. Our transactions are denominated primarily in U.S. dollars. Transactions incurred in other currencies are translated into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in other currencies are translated into U.S. dollars to reflect the end-of-period exchange rates. For the year ended December 31, 2025, balances in foreign currency other than U.S. dollars were not considered significant. However, the portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from exchange rate fluctuations. We have not hedged currency exchange risks associated with our expenses.

Credit Risk. Financial instruments which potentially subject us to significant concentrations of credit risk consist principally of trade receivables, cash, cash equivalents and restricted cash. We limit our credit risk by performing ongoing credit evaluations of our counterparties’ financial condition and by collecting our trade receivables mainly in advance. We generally do not require collateral for our trade receivables, but when considered necessary we may pursue additional securities and guarantees from our customers. Also, we place our cash and cash equivalents with established financial institutions and perform periodic evaluations of the relative credit standing of those financial institutions.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Description of Warrants

First Representative’s Warrant

The following description of the characteristics of the First Representative’s Warrant is a summary and does not purport to be complete and is qualified by reference to the copy of the First Representative’s Warrant, which is filed as Exhibit 2.3 hereto and is incorporated herein by reference.

On July 15, 2024, in connection with our initial public offering, we issued to Maxim Group LLC, who acted as sole book-running manager in such offering, a warrant to purchase up to 400 Common Shares, in whole or in parts, at an exercise price of $880 per Common Share, subject to certain anti-dilution adjustments. The First Representative’s Warrant is exercisable on or after January 11, 2025, and expires on July 11, 2027, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of the date hereof, neither the First Representative’s Warrant, nor any part thereof, has been exercised.

If at the time of exercise of the First Representative’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, our Common Shares issuable upon such exercise, then the First Representative’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of our Common Shares equal to the difference between the applicable spot price per Common Share of the Company (as determined in the First Representative’s Warrant) and the exercise price then in effect, multiplied by the number of our Common Shares that would be issuable upon a cash exercise, divided by the applicable spot price per Common Share of the Company (as determined in the First Representative’s Warrant).

Placement Agent’s Warrant

The following description of the characteristics of the Placement Agent’s Warrant is a summary and does not purport to be complete and is qualified by reference to the copy of the Placement Agent’s Warrant, which is filed as Exhibit 2.2 hereto and is incorporated herein by reference.

On January 24, 2025, in connection with our January 2025 offering, we issued to Maxim Group LLC, who acted as placement agent in such offering, a warrant to purchase up to 2,290 Common Shares, in whole or in parts, at an exercise price of $288.20 per Common Share, subject to certain anti-dilution adjustments. The Placement Agent’s Warrant is exercisable on or after July 24, 2025, and expires on January 23, 2028, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of the date hereof, neither the Placement Agent’s Warrant, nor any part thereof, has been exercised.

If at the time of exercise of the Placement Agent’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the Common Shares issuable upon such exercise, then the Placement Agent’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of Common Shares equal to the difference between the applicable spot price per Common Share of the Company (as determined in the Placement Agent’s Warrant) and the exercise price then in effect, multiplied by the number of Common Shares that would be issuable upon a cash exercise, divided by the applicable spot price per Common Share of the Company (as determined in the Placement Agent’s Warrant).

Class A Common Share Purchase Warrants

The following description of the characteristics of the Class A Common Share Purchase Warrants is a summary and does not purport to be complete and is qualified by reference to the copy of the Class A Common Share Purchase Warrants, which is filed as Exhibit 2.1 and is incorporated herein by reference.

The units issued as part of our January 2025 Offering consisted of one Common Share and one Class A Common Share Purchase Warrant. The Class A Common Share Purchase Warrants were immediately exercisable upon issuance, subject to certain beneficial ownership limitations, and expire on January 24, 2028. The Class A Common Share Purchase Warrants also contain certain (i) provisions adjusting the exercise price and number of underlying Common Shares and (ii) mechanisms pursuant to which the holders can exercise each Class A Common Share Purchase Warrant for no additional cash consideration. Based on the combination of these features, the maximum number of underlying Common Shares ranged between 45,802 and 458,015. As of the date hereof, substantially all of the Class A Common Share Purchase Warrants have been exercised via such cashless mechanism and the Company issued 383,976 Common Shares. The remaining Class A Warrants can be exercised for up to 10 Common Shares.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

Our Registration Statement on Form F-1 (Registration No. 333-279394), relating to our underwritten initial public offering of Common Shares, was declared effective by the Commission on July 11, 2024. The initial public offering was completed on July 15, 2024. Maxim Group LLC acted as sole book-running manager. An aggregate of 6,250 registered Common Shares were sold in the initial public offering at a public offering price of $800 per share, for gross offering proceeds totaling $5.0 million. The total net proceeds to us from the offering were approximately $3.0 million, after deducting the portion of underwriters’ discounts and commissions and expenses payable by us. As of the date of this annual report on Form 20-F, we have used the net proceeds of the initial public offering to partially finance the acquisition of the M/V Bravo, the second dry-bulk vessel of the Company.

Our Registration Statement on Form F-1 (Registration No. 333-284370), relating to our registered public offering of units, containing Common Shares and warrants to purchase Common Shares, was declared effective by the Commission on January 23, 2025. Maxim Group LLC acted as sole placement agent. An aggregate of 45,802 units, each unit consisting of one Common Share and one warrant to purchase Common Shares, were sold in the offering at an offering price of $262 per unit (such numbers retroactively adjusted for the Reverse Stock Splits), for gross offering proceeds totaling $12.0 million. The Common Shares and warrants were immediately separable and were issued separately at closing of the offering. As of the date hereof, substantially all of the warrants to purchase Common Shares have been exercised. The total net proceeds to us from the offering were approximately $10.7 million, after deducting placement agent fees and expenses payable by us. As of the date of this annual report on Form 20-F, we have used part of the net proceeds of the offering towards payments under the bareboat agreement for M/V Charlie, and for general corporate purposes, including debt repayments.

ITEM 15.	CONTROLS AND PROCEDURES

a)	Disclosure Controls and Procedures

Management (our Chief Executive Officer and our Chief Financial Officer) has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this annual report on Form 20-F (as of December 31, 2025). The term disclosure controls and procedures is defined under the Commission’s rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management (our Chief Executive Officer and our Chief Financial Officer, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the evaluation date, at reasonable assurance levels.

b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) promulgated under the Exchange Act. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of our financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Our internal controls over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the 2013 framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

c)	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because, as an emerging growth company, we are exempt from this requirement.

d)	Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Spiros Vellas, an independent director and a member of our audit committee, is an “Audit Committee Financial Expert” under Commission rules and the corporate governance rules of the Nasdaq Stock Market.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our employees, officers, and directors. Our Code of Business Conduct and Ethics is available on the Corporate Governance section of our website at www.icon-nrg.com. Information on our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference. We will also provide a hard copy of our Code of Business Conduct and Ethics free of charge upon written request. We intend to disclose any waivers to or amendments of the Code of Business Conduct and Ethics for the benefit of any of our directors and executive officers within 5 business days of such waiver or amendment. Shareholders may direct their requests to the attention of Legal Department, Icon Energy Corp., c/o Pavimar Shipping Co., 17th km National Road Athens-Lamia & Foinikos Str. 14564, Nea Kifissia, Athens, Greece.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2025 and for the fiscal year ended December 31, 2024. Audit fees billed and accrued from Ernst & Young, as applicable are as follows:

(in thousands of U.S. dollars)	2025	2024
Audit fees	$191	$155
Total fees	$191	$155

Audit fees for 2025 and 2024 relate to professional services rendered for the audit of our financial statements and services in connection with equity offerings and issuance of comfort letters. No other non-audit, tax or other fees were charged. As per the audit committee charter, our audit committee pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees prior to the engagement of the independent registered public accounting firm with respect to such services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, the Company is permitted to follow certain corporate governance rules of its home country in lieu of Nasdaq’s corporate governance rules. The Company’s corporate governance practices deviate from Nasdaq’s corporate governance rules in the following ways:

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, we will comply with provisions of the BCA. In particular, pursuant the BCA, our Board of Directors has the power to issue the number of shares stated in our articles of incorporation, such that our Board of Directors is the regulatory body by Marshall Islands law vested with the authority to approve share issuances and adoptions of, and material amendments to, equity compensation plans, unless otherwise stipulated in our organizational documents and as long as pre-existing shareholders’ rights are not impaired with such amendments. Likewise, in lieu of obtaining shareholder approval prior to the issuance of securities in certain circumstances, consistent with the BCA and our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, the Board of Directors approves certain share issuances.

•	The Company’s Board of Directors is not required to have an Audit Committee comprised of at least three members. Our Audit Committee is comprised of two members.

•	The Company’s Board of Directors is not required to meet regularly in executive sessions without management present.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Amended and Restated Bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Our Board of Directors has adopted the “Policies and Procedures to Detect and Prevent Insider Trading” in relation to policies and procedures to detect and prevent insider trading (“Insider Trading Policy”) governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy has been filed as Exhibit 11.1 to this annual report on Form 20-F.

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
In 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.
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

The financial information required by this item, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A., is set forth on pages F-1 through F-23 and are filed as part of this annual report on Form 20-F.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Incorporation*
1.2	Amended and Restated Bylaws*
1.3	Second Amended and Restated Statement of Designations of the Rights, Preferences and Privileges of the Series A Cumulative Convertible Perpetual Preferred Shares(1)
1.4	Statement of Designations of the Rights, Preferences and Privileges of the Series B Perpetual Preferred Shares(1)
1.5	Statement of Designations of the Rights, Preferences and Privileges of the Series C Participating Preferred Shares(2)
2.1	Form of Class A Common Share Purchase Warrant(3)
2.2	Placement Agent’s Warrant(3)
2.3	First Representative’s Warrant(2)
2.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934*
4.1	Shareholders’ Rights Agreement between Icon Energy Corp. and Computershare Trust Company, N.A., dated July 11, 2024(2)
4.2	Form of Management Agreement between Pavimar Shipping Co. and each of the Company’s shipowning subsidiaries(2)
4.3	Amended and Restated Executive Services Agreement between Icon Energy Corp. and Pavimar Shipping Co., dated April 1, 2024(1)
4.4	Term Loan Facility Agreement, dated September 16, 2024(2)
4.5	Standby Equity Purchase Agreement, dated August 27, 2025(4)
4.6	Exchange Agreement between Icon Energy Corp. and Atlantis Holding Corp., dated June 11, 2024(1)
4.7	Bareboat Agreement for M/V Charlie*
8.1	List of Subsidiaries of Icon Energy Corp.*
11.1	Policies and Procedures to Detect and Prevent Insider Trading(5)
12.1	Certification of the Company’s Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Company’s Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Company’s Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Company’s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Independent Registered Public Accounting Firm*
97.1	Policy for the Recovery of Erroneously Awarded Compensation(5)
101	Interactive Data Files (formatted as Inline XBRL)*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*          Filed herewith

(1)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-279394).

(2)	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-284370).

(3)	Incorporated by reference to the Company’s Form 6-K filed on January 28, 2025.

(4)	Incorporated by reference to the Company’s Form 6-K filed on August 29, 2025.

(5)	Incorporated by reference to the Company’s Form 20-F filed on April 25, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ICON ENERGY CORP.

	By:	/s/ Ismini Panagiotidi
	Name:	Ismini Panagiotidi
	Title:	Chief Executive Officer

Date: February 24, 2026

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF
ICON ENERGY CORP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Icon Energy Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Icon Energy Corp. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of (loss)/income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Athens, Greece
February 24, 2026

ICON ENERGY CORP.
CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars except for share data)	Notes	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$3,880	$946
Restricted cash	7	200	—
Trade receivables		278	—
Inventories		314	133
Prepayments and advances		329	172
Other current assets		32	39
Total current assets		$5,033	$1,290
Non-current assets
Vessels, net	4	51,268	26,098
Restricted cash	7	500	500
Deferred drydocking costs, net	5	1,409	731
Deferred issuance costs		234	176
Total non-current assets		$53,411	$27,505
Total assets		$58,444	$28,795

Liabilities and shareholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	7	2,280	2,213
Due to manager	3	178	173
Accounts payable		1,363	394
Deferred revenue		140	135
Accrued liabilities		626	416
Total current liabilities		$4,587	$3,331
Non-current liabilities
Non-current portion of long term debt, net of deferred financing costs	7	32,479	13,718
Total non-current liabilities		$32,479	$13,718
Total liabilities		$37,066	$17,049

Commitments and contingencies	6

Shareholders’ equity
Common shares: authorized 750,000,000 shares with $0.001 par value, 691,977 shares issued and outstanding as of December 31, 2025 and 7,250 shares issued and outstanding as of December 31, 2024	8	1	—
Preferred Shares: authorized 250,000,000 shares with $0.001 par value, 18,954 and 15,000 Series A Preferred Shares issued and outstanding as of December 31, 2025 and 2024, respectively, 1,500,000 Series B Preferred Shares, and nil Series C Preferred Shares issued and outstanding as of December 31, 2025 and 2024, respectively	8	2	2
Additional paid-in capital	8	25,444	11,616
(Accumulated Deficit)/Retained earnings		(4,069)	128
Total shareholders’ equity		$21,378	$11,746
Total shareholders’ equity and liabilities		$58,444	$28,795

The accompanying notes are an integral part of these consolidated financial statements.

ICON ENERGY CORP.
CONSOLIDATED STATEMENTS OF (LOSS)/INCOME

		Year ended December 31,
(in thousands of U.S. dollars except for share and per share data)	Notes	2025	2024	2023
Revenue, net	2	$11,256	$5,309	$4,476
Voyage expenses, net		(653)	(335)	(162)
Vessels operating expenses		(5,136)	(2,377)	(1,880)
Management fees	3	(739)	(440)	(274)
General and administrative expenses	2	(1,083)	(345)	(18)
Depreciation expense	4	(2,930)	(1,130)	(680)
Amortization of deferred drydocking costs	5	(535)	(512)	(357)
Operating profit		$180	$170	$1,105

Interest and finance costs, net	7,8	(3,812)	(452)	(3)
Interest income		127	72	56
Loss on equity-linked instruments, net	8	(671)	—	—
Other costs, net		(21)	—	(3)
Net (loss) / income		$(4,197)	$(210)	$1,155

Cumulative dividends on Series A Preferred Shares	8	(2,977)	(977)	—
Net (loss) / income attributable to common shareholders		$(7,174)	$(1,187)	$1,155

(Loss) / earnings per common share, basic and diluted	9	$(18.04)	$(304.13)	$1,155.00
Weighted average number of shares, basic and diluted	9	397,776	3,903	1,000

The accompanying notes are an integral part of these consolidated financial statements.

ICON ENERGY CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Preferred Shares		Common Shares
(in thousands of U.S. dollars except for share data)	No. of Shares	Par Value	No. of Shares	Par Value	Additional Paid in Capital	Retained Earnings / (Accumulated Deficit)	Total
Balance January 1, 2023	1,515,000	2	1,000	—	$11,590	$2,729	$14,321
Cash contributions from shareholders (Note 8)	—	—	—	—	700	—	700
Return of additional paid-in capital (Note 8)	—	—	—	—	(700)	—	(700)
Dividends on common shares (Note 8)	—	—	—	—	—	(3,307)	(3,307)
Return of additional paid in capital	—	—	—	—	(3,000)	—	(3,000)
Net income for the period	—	—	—	—	—	1,155	1,155
Balance December 31, 2023	1,515,000	2	1,000	—	$8,590	$577	$9,169
Issuance of common shares and First Representative’s Warrant, net of deferred issuance costs (Note 8)	—	—	6,250	—	3,026	—	3,026
Dividends on common shares (Note 8)	—	—	—	—	—	(239)	(239)
Net loss for the period	—	—	—	—	—	(210)	(210)
Balance December 31, 2024	1,515,000	2	7,250	—	$11,616	$128	$11,746
Issuance of common shares and Placement Agent’s Warrant (Note 8)	—	—	684,727	1	13,981	—	13,982
Dividends paid in cash and in kind (Note 8)	—	—	—	—	(4,107)	—	(4,107)
Issuance of Series A Preferred Shares (Note 8)	3,954	—	—	—	3,954	—	3,954
Net loss for the period	—	—	—	—	—	(4,197)	(4,197)
Balance December 31, 2025	1,518,954	2	691,977	1	$25,444	$(4,069)	$21,378

The accompanying notes are an integral part of these consolidated financial statements.

ICON ENERGY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
(in thousands of U.S. dollars—except for share data)	Notes	2025	2024	2023
Cash flows from operating activities
Net (Loss)/Income		$(4,197)	$(210)	$1,155
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Depreciation expense	4	2,930	1,130	680
Amortization of financing costs		87	28	—
Issuance costs and loss on equity-linked instruments, net		1,489	—	—
Amortization of deferred drydocking costs	5	535	512	357

(Increase)/decrease in:
Trade receivables		(278)	—	117
Due from manager	3	—	207	(39)
Inventories		(181)	(76)	77
Prepayments and advances		(157)	(129)	1
Other current assets		7	(26)	12
Increase/(decrease) in:
Due to manager	3	(312)	164	9
Accounts payable		874	100	(94)
Deferred revenue		5	(112)	247
Accrued liabilities		152	179	(17)

Payments for drydocking	5	(155)	(903)	—
Net cash provided by operating activities		$799	$864	$2,505

Cash flows from investing activities
Vessels acquisitions and improvements	4	(6,086)	(18,025)	(22)
Net cash used in investing activities		$(6,086)	$(18,025)	$(22)

Cash flows from financing activities
Cash contributions from shareholders	8	—	—	700
Proceeds from issuance of common shares	8	12,492	4,565	—
Return of additional paid-in capital	8	—	(3,000)	(700)
Dividends paid	8	(153)	(239)	(3,307)
Proceeds from long term debt	7	—	16,500	—
Finance and issuance costs paid	7,8	(963)	(1,621)	(25)
Repayment of long-term debt		(2,955)	(300)	—
Net cash provided by / (used in) financing activities		$8,421	$15,905	$(3,332)

Net increase/(decrease) in cash, cash equivalents and restricted cash		$3,134	$(1,256)	$(849)
Cash, cash equivalents and restricted cash at the beginning of the period		1,446	2,702	3,551
Cash, cash equivalents and restricted cash at the end of the period		$4,580	$1,446	$2,702

Supplemental cash flow information
Cash paid for interest		$2,197	$407	$—

Non-cash financing activities:
Finance lease liability		$21,697	$—	$—
Dividend paid in kind on Series A Preferred Shares		3,954	—	—
Issuance costs paid in kind		100	—	—
Non-cash investing activities:
Vessel acquisition		$21,697	$18,047	$—

Reconciliation of Cash, cash equivalents and restricted cash
Cash and cash equivalents		$3,880	$946	$2,702
Restricted cash, current		200	—	—
Restricted cash, non-current		500	500	—
Total cash, cash equivalents and restricted cash		$4,580	$1,446	$2,702

The accompanying notes are an integral part of these consolidated financial statements.

ICON ENERGY CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars—except for share and per share data)

1.	Basis of Presentation and General Information:

Icon Energy Corp. (“Icon” and together with its subsidiaries, the “Company”) was incorporated on August 30, 2023, under the laws of the Republic of the Marshall Islands and provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon generates revenues by chartering its vessels to regional and international dry bulk operators, commodity traders and end users. As of December 31, 2025, Icon’s fleet comprised of the following dry bulk vessels:

Vessel Name	Vessel Type	Year Built	Charter Type	Earliest Charter Expiration	Latest Charter Expiration
Alfa	Panamax	2006	Index-linked time charter	July 2026	Evergreen(1)
Bravo	Kamsarmax	2007	Index-linked time charter	May 2026	Evergreen(1)
Charlie	Ultramax	2020	Index-linked time charter(2)	March 2026	June 2026

(1)	The charter continues indefinitely, subject to 3 months’ termination notice by either party.
(2)	In addition to the daily hire rate, the Company is also entitled to receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber.

Formation of the Company. On June 11, 2024, Icon acquired all of the outstanding shares of the investment holding company Maui Shipping Co. (“Maui”) in exchange for 15,000 Series A Cumulative Convertible Perpetual Preferred Shares (the “Series A Preferred Shares”), 1,500,000 Series B Perpetual Preferred Shares (the “Series B Preferred Shares”), and 1,000 common shares of Icon. Maui was incorporated on October 27, 2022, under the laws of the Republic of Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of the shipowning company Positano Marine Inc. (“Positano”), whereby all outstanding shares of Positano were transferred to Maui. For further information, including a description of the main characteristics of the Series A Preferred Shares and Series B Preferred Shares, see Note 8 “Capital Structure—Formation of the Company.”

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

Initial public offering. On July 15, 2024, Icon completed the initial public offering of its common shares, which began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.” For further information see Note 8 “Capital Structure—Initial public offering.”

Reverse stock split. Unless otherwise stated, all share and per share amounts in these consolidated financial statements have been retroactively adjusted, as of the earliest period presented, to reflect the one-for-forty reverse stock split of the Company’s common shares effected on April 1, 2025 (the “April 2025 Reverse Stock Split”) and the one-for-five reverse stock split of the Company’s common shares effected on January 8, 2026 (the “January 2026 Reverse Stock Split” and together with the April 2025 Reverse Stock Split, the “Reverse Stock Splits”). For further information see Note 8, “Capital Structure—Reverse Stock Splits.”

Subsidiaries. The accompanying consolidated financial statements include the accounts of Icon and its subsidiaries:

Company	Activity	Incorporation country	Vessel name
Icon Energy Corp.	Parent holding	Marshall Islands	—
Maui Shipping Co.(1)	Intermediate holding	Marshall Islands	—
Positano Marine Inc.(1)	Shipowning	Marshall Islands	M/V Alfa
Reef Shiptrade Ltd.(1)	Shipowning	Marshall Islands	M/V Bravo
Charlie Marine Ltd.(1)	Bareboat charterer	Marshall Islands	M/V Charlie

(1)	Wholly owned subsidiaries

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

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

Cash, cash equivalents and restricted cash. The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash from time to time may consist of cash on hand and cash deposits held on call with banks. Cash deposits that are held for a specific purpose and cannot be used freely for general business operations are presented as “restricted cash” in the accompanying consolidated balance sheets. As of December 31, 2025, restricted cash consists of: (i) cash deposits required to be maintained throughout the term of the Company’s long-term debt and can only be applied towards repayment of the final principal installment of such debt, and (ii) cash deposits reserved for future vessel drydocking costs.

Trade receivables. The amount shown as trade receivables, at each balance sheet date, includes receivables from charterers for hire and other potential sources of income (such as ballast bonus compensation and/or holds cleaning compensation, etc.) under the Company’s charter contracts, net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There were no doubtful accounts as of December 31, 2025 and 2024.

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

As of December 31, 2025 and 2024, the Company’s management assessed that the prevailing dry bulk market conditions indicated that the carrying amount of one of the Company’s vessels may potentially not be fully recoverable and, therefore, performed further analysis by comparing such vessel’s carrying amount to its undiscounted operating cash flows projected to be generated throughout its estimated remaining useful life. The Company estimates future undiscounted operating cash flows based on assumptions regarding vessels utilization, time charter rates, operating expenses, capital expenditure, residual value, and useful life. The exercise resulted that the vessel’s carrying amount is recoverable and no impairment charge should be recognized. As of the same date, the Company’s management concluded that no impairment indicators were present for the Company’s other vessels and, therefore, no further analysis should be carried out. As of December 31, 2023, the Company’s management concluded that no impairment indicators were present for the Company’s vessel and, therefore, no further analysis should be carried out.

Segmental reporting. The Company transports dry bulk cargoes along global shipping routes through its ownership and operation of dry bulk vessels. The Company has identified its Chairwoman and Chief Executive Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting.” The CODM manages the business on a consolidated basis and uses the net (loss)/income as reported on the consolidated statement of (loss)/income to allocate resources, make operating decisions and assess performance, without discrete financial information for each charter type, customer, vessel or vessel type. Also, when the Company charters a vessel, the charterer is generally free to trade such vessel worldwide or within broad geographical limits and, therefore, the disclosure of geographical information is impracticable. Additionally, the vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. As a result, the Company has identified one single reportable segment and the assets of such segment are presented under the caption “Total Assets” in the accompanying consolidated balance sheets. The significant expense category of the Company’s sole reportable segment is vessel operating expenses as reported on the consolidated statements of (loss)/income. The Company, based on the principles of ASC 280 — “Segment Reporting,” believes that disaggregating into more than one reportable segment, would not be meaningful or informative.

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

Issuance costs. Issuance costs directly attributable to a proposed or actual offering of securities,  are deferred and charged against the gross proceeds of that offering, to the extent that those instruments are classified as equity. For instruments classified as assets or liabilities, issuance costs are immediately expensed. Deferred issuance costs relating to aborted offerings are also immediately expensed. Issuance costs include underwriting, legal, accounting and advisory fees, printing, marketing and distribution costs, listing fees, transfer agent fees, regulatory compliance costs, insurance, and other incremental costs incurred in connection with a particular offering.

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

For the years ended December 31, 2025, 2024 and 2023, all of the Company’s revenue derived from lease contracts where the Company is the lessor. During the same periods, the Company’s major charterers that individually accounted for more than 10% of the Company’s revenue, were as follows:

	% of Company’s revenue during the years ended December 31,
Charterer	2025	2024	2023
A	71%	100%	100%
B	23%	—	—

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

Finance costs. Costs incurred in connection with entering into new, or amending existing, loan agreements or other financing arrangements, including arrangement, advisory, legal, and other fees and expenses, are deferred and amortized over the life of the related loan or financing arrangement using the effective interest method. Unamortized deferred finance costs relating to loans or other financing arrangements repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period of such repayment or refinancing. Deferred finance costs are presented net of accumulated amortization as a deduction from the corresponding liability in the accompanying consolidated balance sheets. Amortization of deferred finance costs is included in “interest and finance costs, net” in the accompanying consolidated statements of (loss)/income.

Distinguishing liabilities from equity. The Company follows the provisions of ASC 480 “Distinguishing Liabilities from Equity” to determine the classification of certain freestanding financial instruments as either equity or liability. In its assessment, the Company also identifies any embedded features and examines whether those features, other than those with de minimis value, fall under the definition of a derivative according to the provisions of ASC 815 “Derivatives and Hedging,” or whether those features affect classification or require bifurcation. Financial instruments meeting the classification of liability, are initially recognized at fair value with any excess of such fair value over the proceeds received recognized as a loss in the consolidated statements of (loss)/income. In turn, financial instruments classified as liabilities at fair value are remeasured at each balance sheet date, with any resulting (loss)/gain from changes in such fair value being recorded in the consolidated statements of (loss)/income. Upon settlement, financial instruments classified as liabilities at fair value are marked to their fair value at the settlement date, the liability is settled, and shares issued, if any, are recorded in equity with appropriate allocation between par value and additional paid in capital.

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

General and administrative expenses. General and administrative expenses are recognized as incurred and include expenses associated with being a public company, such as stock exchange fees, regulatory and compliance costs, investor relations, and incremental director and officer liability insurance premiums. General and administrative expenses also include general corporate expenses, audit, legal, advisory and other professional fees, directors’ remuneration, and compensation for the Company’s executives and corporate secretary. See Note 3 “Transactions with Related Parties” for further information regarding the compensation for the Company’s executives and corporate secretary.

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

Contracts in the Company’s Own Equity. The Company accounts for freestanding equity-linked instruments that are potentially indexed to, and potentially settled in, its own stock, in accordance with ASC 815-40 “Derivatives and Hedging—Contracts in Entity’s Own Equity” regardless of whether the instrument has all the characteristics of a derivative. The Company evaluates all conditions necessary for equity classification pursuant to the guidance in that subsection, including the instrument’s contingent exercise and settlement provisions to determine whether such instrument is indexed to its own stock. Instruments that meet such conditions qualify as equity; otherwise, they are classified as assets or liabilities, in which case they are measured at fair value at each balance sheet date, with any resulting (loss)/gain from changes in such fair value being recorded in the consolidated statements of (loss)/income.

Accounting for down round features. In accordance with ASC 815 “Derivatives and Hedging” the Company defines a down round feature as a feature in a financial instrument that reduces the strike price of an issued financial instrument if the issuer sells shares of its stock for an amount less than the currently stated strike price of the issued financial instrument, or issues an equity-linked financial instrument with a strike price below the currently stated strike price of the issued financial instrument, provided that standard antidilution provisions are not considered down round features. Upon the occurrence of an event that triggers a down round feature, the Company follows the guidance of ASC 260 “Earnings Per Share” to measure the value of the effect of the down round feature. Accordingly, that effect is treated as a dividend and as a reduction of income available to common shareholders in basic earnings per share, and the value of such effect is measured as the difference between (a) the fair value of the financial instrument (without the down round feature) with a strike price corresponding to the currently stated strike price of the issued instrument (that is, before the strike price reduction) and (b) the fair value of the financial instrument (without the down round feature) with a strike price corresponding to the reduced strike price upon the down round feature being triggered.

Right of use assets under finance leases. Vessel leases, where the Company is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. The determination of whether an arrangement is, or contains, a finance lease is based on the substance of the arrangement at the commencement date and is assessed in accordance with the criteria set in ASC 842 “Leases”. Finance leases are accounted for as acquisitions of the leased assets and the incurrence of an obligation by the lessee. According to the provisions of ASC 842 “Leases”, at the commencement date, the Company measures (a) the lease liability at the present value of the lease payments to be made over the lease term, using the discount rate determined on such date and (b) the right of use asset under finance lease, which consists of the amount of the initial measurement of the lease liability, any lease payments made to the lessor on or before the commencement date, less any lease incentives received, and any initial direct costs incurred by the lessee. The lease liability and right of use asset under finance lease are included in “Long-term debt, net of deferred finance costs” (with appropriate allocation between current and non-current portions) and “Vessels, net,” respectively, in the accompanying consolidated balance sheet.

After commencement of a finance lease, the Company remeasures the lease liability by (a) increasing its carrying amount to reflect the interest implicit to the finance lease and (b) reducing its carrying amount to reflect the lease payments made during the period. The right of use asset under finance lease is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase such underlying asset. For finance leases, interest expense is determined using the effective interest method and is included in “Interest and finance costs, net” in the consolidated statements of (loss)/income, whereas amortization of the right of use asset under finance lease is recognized on a straight line basis over the useful life of such underlying asset and is included in “Depreciation expense” in the consolidated statements of (loss)/income. Right of use assets under finance leases are reviewed periodically for potential impairment in line with the Company’s policy for impairment of long-lived assets.

Dividends on preferred shares and dividends paid in kind. The Company has a multi-class capital structure consisting of common and preferred shares. In accordance with ASC 505 “Equity” and ASC 260 “Earnings Per Share (EPS)”, cumulative dividends on preferred shares, whether or not declared, are deducted from net (loss)/income of the relevant period to derive the net (loss)/income attributable to common shareholders. When dividends are paid in-kind, in the form of additional shares, the Company records the issuance of such additional shares at their contractual stated amount.

Recent Accounting Pronouncements - Not Yet Adopted. In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

3.	Transactions with Related Parties:

Pavimar Shipping Co. and Pavimar S.A. — Ship management. On November 1, 2023, the Company entered into a management agreement with Pavimar Shipping Co. (“Pavimar”), a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Greek Law 27 of 1975. Pavimar is controlled by the Company’s Chairwoman and Chief Executive Officer. The management agreement with Pavimar became effective on January 18, 2024, and under its terms, Pavimar provides the Company with vessel commercial and technical management services including, but not limited to, securing employment, post-fixture support, handling vessel sale and purchases, arranging and supervising crew, repairs and maintenance, insurance, provisions, bunkering, day to day vessel operations, and ancillary services. Prior to January 18, 2024, similar services were provided to the Company by Pavimar S.A., a ship management company incorporated in the Republic of the Marshall Islands, with a branch office in Greece established under the provisions of Law 27 of 1975, also controlled by the Company’s Chairwoman and Chief Executive Officer.

In the event of termination of the management agreement for any reason other than Pavimar’s default, or if a vessel is lost, sold or otherwise disposed of, the management fee payable to Pavimar continues to be payable for a further period of three calendar months as from the termination date or, if greater than three months, for as long as the Company requires the services of Pavimar to finalize all outstanding matters. In addition, in the event of termination of the management agreement due to the Company’s default, change of control, or due to the Company tendering a termination notice for any reason other than Pavimar’s default, a termination fee of $584 per vessel shall become due and payable to Pavimar.

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

Total charges by Pavimar for the years ended December 31, 2025, 2024 and 2023, comprise of technical management fees of $739, $359 and $nil, respectively, commercial management commissions of $173, $68 and $nil, respectively, and sale and purchase commissions of $317, $nil and $nil, respectively. The technical management fees and the commercial management commissions are included in “management fees,” and “voyage expenses,” respectively, in the accompanying consolidated statements of (loss)/income. The vessel sale and purchase commissions are included in “vessels, net,” in the accompanying consolidated balance sheet as of December 31, 2025. Further, to enable Pavimar to make payments relating to vessel operating expenses on behalf of the Company, the Company makes monthly working capital advances to Pavimar. Occasional and extraordinary funding needs, including those in relation to drydockings, are covered upon request or reimbursed at cost. Under that management agreement, the outstanding balances with Pavimar as of December 31, 2025 and 2024, were $178 and $173, respectively. These amounts are reflected in “Due to manager” in the accompanying consolidated balance sheets.

Total charges by Pavimar S.A. during the years ended December 31, 2024 and 2023, comprise of technical management fees of $81 and $274 respectively, which include the fees payable to Pavimar S.A. for its services up to January 18, 2024, plus the fees payable for a further period of three calendar months thereafter, in accordance with the respective management agreement, to enable Pavimar S.A. to finalize all outstanding matters. These amounts are included in “management fees” in the accompanying consolidated statements of (loss)/income for the years ended December 31, 2024 and 2023. No services were provided by Pavimar S.A. to the Company during the year ended December 31, 2025. There were no outstanding balances under that management agreement with Pavimar S.A. as of December 31, 2025 and 2024.

Pavimar Shipping Co. and Pavimar S.A. — Services agreement. Pursuant to the services agreement dated October 1, 2023, as novated from Pavimar S.A. to Pavimar on January 18, 2024, on the same terms, and as amended and restated on April 1, 2024, Pavimar provides the Company with the services of its Chief Executive Officer, Chief Financial Officer and Corporate Secretary. The related fees for the years ended December 31, 2025 2024 and 2023, amounted to $14, $9 and $nil, respectively, and are included in “General and administrative expenses” in the accompanying consolidated statements of (loss)/income. Under that services agreement, the outstanding balance due to Pavimar as of December 31, 2025 and 2024 was $nil.

Prior to the novation to Pavimar, these services were provided by Pavimar S.A. The related fees for the years ended December 31, 2025 2024 and 2023, amounted to $nil, $1 and $3 respectively, and are included in “General and administrative expenses” in the accompanying consolidated statements of (loss)/income. There were no outstanding balances under that services agreement with Pavimar S.A. as of December 31, 2025 and 2024.

Atlantis Holding Corp. The sole holder of the Series A Preferred Shares and Series B Preferred Shares is Atlantis Holding Corp., an entity incorporated in the Republic of the Marshall Islands, controlled by the Company’s Chairwoman and Chief Executive Officer.

Dividends paid on Series A Preferred Shares during the year ended December 31, 2025 and from their initial issuance on June 11, 2024 through December 31, 2024, amounted to $3,954 (which were paid in kind by issuing 2,249 Series A Preferred Shares on June 30, 2025 and 1,705 Series A Preferred Shares on December 31, 2025) and $nil, respectively. Dividends accrued on Series A Preferred Shares for the year ended December 31, 2025 and from their initial issuance on June 11, 2024 through December 31, 2024, amounted to $2,977 and $977, respectively, and are presented in the accompanying consolidated statements of (loss)/income as a deduction from the net (loss)/income of the relevant periods to derive the net (loss)/income attributable to common shareholders. The accumulated dividends on Series A Preferred Shares as of December 31, 2025 and 2024, amounted to $nil and $977, respectively. This amount is not reflected in the accompanying consolidated balance sheet as of December 31, 2024 as dividends had not been declared by that date.

For further information, including a description of the main characteristics of the Series A Preferred Shares and Series B Preferred Shares, see Note 8 “Capital Structure—Formation of the Company.”

Alexandria Enterprises S.A. — Shipbroking services. From time to time, the Company uses the commercial services of Alexandria Enterprises S.A., (“Alexandria”) an entity incorporated in the Republic of the Marshall Islands, specializing in shipbroking. Alexandria is controlled by family members of the Company’s Chairwoman and Chief Executive Officer. Alexandria charges the Company a commission on gross revenue generated from contracts brokered by Alexandria. Total commissions charged by Alexandria during the year ended December 31, 2023, were $113 and are included in “voyage expenses” in the accompanying consolidated statement of income of the respective year. There were no transactions with Alexandria during 2025 and 2024 and no outstanding balances due from/to Alexandria as of December 31, 2025 and 2024.

4.	Vessels, net:

The movement in “Vessels, net,” between the periods presented in the accompanying consolidated balance sheets is analyzed as follows:

	Vessels cost	Accumulated depreciation	Vessels, net
Balance, January 1, 2023	$11,066	$(1,205)	$9,861
Depreciation	—	(680)	(680)
Balance, December 31, 2023	$11,066	$(1,885)	$9,181
Vessels additions	18,047	—	18,047
Depreciation	—	(1,130)	(1,130)
Balance, December 31, 2024	$29,113	$(3,015)	$26,098
Recognition of right of use asset under finance lease	28,100	—	28,100
Depreciation / Amortization	—	(2,930)	(2,930)
Balance, December 31, 2025	$57,213	$(5,945)	$51,268

Right of use assets under finance leases. On March 21, 2025, the Company entered into a bareboat agreement with an unaffiliated third party to charter-in, with the option to eventually purchase, a 2020-built, scrubber-fitted, Eco, Ultramax, dry bulk carrier with a carrying capacity of 63,668 dwt. On June 21, 2025, the Company took delivery of the vessel and renamed it M/V Charlie. Pursuant to that agreement, Icon made two advance payments of $2,750 each, the first upon signing, and the second upon delivery. The Company is committed to pay a hire rate of $7.50 per day over the three-year bareboat charter period, and $18,000 at the end of that period, if the Company exercises its option to purchase the vessel. The Company has declared its intention to exercise such purchase option, subject to certain conditions. The Company assessed the terms of the aforementioned bareboat agreement considering the lease classification criteria under ASC 842 “Leases” and concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability (see Note 7 “Long-Term Debt”) and recorded a right of use asset under finance lease in an amount of $28,100, representing the finance lease liability including the advance payments of $5,500 made to the lessor on and before the commencement date of the lease and initial direct costs of $903.
5.	Deferred Drydocking Costs, net:

The movement in “Deferred drydocking costs, net,” between the periods presented in the accompanying consolidated balance sheets is analyzed as follows:

Deferred drydocking costs, net
Balance, January 1, 2023	$697
Amortization	(357)
Balance, December 31, 2023	$340
Additions	903
Amortization / write-off	(512)
Balance, December 31, 2024	$731
Additions	1,213
Amortization	(535)
Balance, December 31, 2025	$1,409

On December 20, 2025, the M/V Charlie completed her scheduled drydocking, undergoing routine repairs and maintenance to ensure continued operational efficiency, safety, and compliance with class requirements. The additions presented above relate to the respective drydocking and special survey costs qualifying for deferral.

6.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is member of a protection and indemnity association (“P&I Club”) that is a member of the International Group of P&I Clubs, which covers its third-party liabilities in connection with its shipping activities. Members of P&I Clubs are typically subject to possible supplemental amounts or calls, payable to the P&I Club based on its claim records as well as the claim records of all other members of the individual associations, and members of the International Group of P&I Clubs.

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

Commitments under long-term lease contracts. The minimum contracted revenue expected to be recognized on the non-cancellable time charters of the vessels as of December 31, 2025, is estimated as follows:

Year	Amount
2026	4,620
Total	$4,620

The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions, and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

7.	Long-Term Debt:

The amounts of long-term debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2025	December 31, 2024
Total long-term debt
Loan agreement	$13,900	$16,200
Finance lease liability	21,042	—
Less: Deferred financing costs	(183)	(269)
Total long-term debt, net of deferred financing costs	$34,759	$15,931

Current portion of long-term debt
Loan agreement	$1,170	$2,300
Finance lease liability	1,186	—
Less: Current portion of deferred financing costs	(76)	(87)
Current portion of long-term debt, net of deferred financing costs	$2,280	$2,213

Non-current portion of long-term debt
Loan agreement	$12,730	$13,900
Finance lease liability	19,856	—
Less: Non-current portion of deferred financing costs	(107)	(182)
Non-current portion of long-term debt, net of deferred financing costs	$32,479	$13,718

Loan agreement. On September 16, 2024, Positano and Reef Shiptrade Ltd. (“Reef”), as joint and several borrowers, together with Maui, as guarantor, entered into a new term loan facility with a leading international financial institution for up to $91,500, consisting of a committed portion of up to $16,500 and an uncommitted upsize option of up to another $75,000. On September 19, 2024, the entities borrowed the $16,500 committed portion in full, to finance part of the purchase price of the M/V Bravo and to leverage the M/V Alfa. The borrowed portion of the term loan facility is secured by, among other things, (i) a first priority mortgage on the M/V Alpha and the M/V Bravo, (ii) an assignment of their earnings and insurances, (iii) a pledge of their earnings accounts, and (iv) a pledge of the equity interests of each of the Company’s subsidiaries owning the mortgaged vessels. The term loan facility contains certain undertakings that may limit or restrict the borrower’s and the guarantor’s ability to (i) incur additional indebtedness, (ii) make any substantial change to the nature of their business, (iii) pay dividends, (iv) sell the mortgaged vessels or change their management, and (v) effect a change of control, enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction or joint venture arrangement. It also contains certain financial covenants, requiring the borrowers to maintain (i) minimum restricted cash deposits of $250 per mortgaged vessel, (ii) reserves for upcoming vessel drydocking costs and (iii) a maximum ‘loan to mortgaged vessels value’ ratio of 65%. As of December 31, 2025, the Company was in compliance with all applicable financial covenants.

The uncommitted upsize option of up to another $75,000 under the same term loan facility may be made available to the Company, in whole or in parts, to finance future vessel acquisitions. This portion of the term loan facility remains free of interest or other fees, and the Company is not obliged to borrow it, or any part thereof. The terms of borrowing this portion, or any part thereof, will be determined at the time it is requested.

During the year ended December 31, 2025, the weighted average interest rate on the borrowed portion of the term loan facility was 8.19%. The amount outstanding as of December 31, 2025, is repayable in quarterly installments, with a balloon payment due at maturity in December 2028:

Year	Amount
2026	$1,170
2027	2,280
2028	10,450
Total	$13,900

Finance lease liability. The Company, after assessing the terms of the bareboat agreement for M/V Charlie (see Note 4 “Vessels, net”) considering the lease classification criteria under ASC 842 “Leases,” concluded that the agreement is a finance lease. Consequently, the Company has recognized a finance lease liability, which was initially measured at $21,697, being the net present value of the lease payments to be made over the lease term, including the purchase option to acquire the vessel at the end of the lease period, discounted by the Company’s incremental borrowing rate of approximately 7.6%.

As of December 31, 2025, the outstanding balance was $21,042, repayable in 30 consecutive monthly installments, including the purchase option at the end of the lease term in June 2028. The following table presents such lease payments, including the purchase option, on an undiscounted basis:

Year	Amount
2026	$2,737
2027	2,738
2028	19,140
Total lease payments (undiscounted)	$24,615
Less: Discount based on incremental borrowing rate	(3,573)
Total finance lease liability	$21,042

The revenue generated from the right of use asset under finance lease during the year ended December 31, 2025, was $2,693 and is included in “Revenue, net” in the accompanying consolidated statement of (loss)/income during the year ended December 31, 2025.

8.	Capital Structure:

Formation of the Company. On June 11, 2024, Icon acquired all of the outstanding shares of Maui in exchange for 15,000 Series A Preferred Shares, 1,500,000 Series B Preferred Shares, and 1,000 common shares of Icon. Maui was incorporated on October 27, 2022, under the laws of the Republic of Marshall Islands and, on May 3, 2023, entered into a deed of transfer of shares with the shareholders of Positano, whereby all outstanding shares of Positano were transferred to Maui. The transaction was accounted for as described in Note 1 “Basis of Presentation and General Information” herein. The main characteristics of the Series A Preferred Shares and the Series B Preferred Shares are as follows:

•
Series A Preferred Shares have a stated amount of $1,000 each, are perpetual, non-redeemable, have no maturity date and rank senior to the Company’s common shares and Series B Preferred Shares, with respect to dividend distributions and distributions upon liquidation, dissolution or winding up of the affairs of the Company, or upon sale of all or substantially all of the assets, property or business of the Company, or upon a change of control of the Company.

Each holder of Series A Preferred Shares has the right, subject to certain conditions, at any time commencing on July 16, 2025 and until July 15, 2032, to convert all (but not a portion), of the Series A Preferred Shares beneficially held by such holder into a number of common shares equal to the quotient of the aggregate stated amount of the Series A Preferred Shares converted plus any accrued and unpaid dividends divided by the conversion rate then in effect. The conversion rate is equal to the lower of (i) $1,200 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination) (the “Pre-Determined Price”) and (ii) the volume weighted average price (“VWAP”) of the Company’s common shares over the five consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion. The Pre-Determined Price is also subject to adjustments, when the Company issues equity securities at prices below the Pre-Determined Price then in effect. In that event, the Pre-Determined Price shall be reduced to an amount equal to the effective price of such issuance of equity securities. Such adjustment, may have an effect incremental to maintaining the value of the conversion privilege and, therefore, constitutes a down round feature. The issuance of the Company’s equity securities in the January 2025 offering (as discussed below) and pursuant to the Standby Equity Purchase Agreement (also discussed below), would have triggered such feature, however, same have been deemed to be issuances of “Excluded Shares” as defined in the terms of the Series A Preferred Shares and, therefore, all potential adjustments to the Pre-Determined Price as a result of the January 2025 offering and the issuance of common shares pursuant to the Standby Equity Purchase Agreement have been waived.

The holders of Series A Preferred Shares have no voting rights, subject to limited exceptions, and are entitled to receive biannual dividends, on each June 30 and December 31, payable in cash or in kind (in the form of additional Series A Preferred Shares) or in a combination thereof, in the Company’s option, accruing at the applicable dividend rate per annum on the stated amount per Series A Preferred Share and on any unpaid accrued dividends. Dividends on Series A Preferred Shares are cumulative and accrue, whether or not declared by the Company’s Board of Directors, however, such dividends are payable only when, as, and if declared by the Company’s Board of Directors. In each event of non-payment or payment in kind, the dividend rate then in effect shall increase by a factor of 1.33 (“Non-payment Rate Adjustment”) or 1.30 (“PIK Rate Adjustment”), respectively, from the day of such event onwards. On the day a previous non-payment is rectified by payment in cash, the relevant Non-payment Rate Adjustment will cease to apply. If the previous non-payment is rectified by payment in kind, the relevant Non-payment Rate Adjustment will cease to apply and the PIK Rate Adjustment will be permanently applied instead. Partial non-payments, payments in kind or rectifications of previous non-payments, will be treated proportionally.

Dividends accrued on Series A Preferred Shares from their initial issuance on June 11, 2024 through December 31, 2024, amounted to $977 at an average applicable dividend rate of 11.7%. This amount is presented in the accompanying consolidated statements of (loss)/income for the year ended December 31, 2024 as a deduction from the net loss of the relevant period to derive the net loss attributable to common shareholders. This amount is not reflected in the accompanying December 31, 2024 consolidated balance sheet as it had not been declared at that time. Dividends accrued on Series A Preferred Shares for the year ended December 31, 2025, amounted to $2,977 at an average applicable dividend rate of 18.5%. This amount is presented in the accompanying consolidated statements of (loss)/income for the year ended December 31, 2025 as a deduction from the net loss of the relevant period to derive the net loss attributable to common shareholders. On June 30, 2025, and December 31, 2025, the Company issued 2,249 and 1,705 Series A Preferred Shares, respectively, as payment-in-kind for the dividends accrued up to such dates, totaling $3,954. Following these payments-in-kind, the applicable dividend rate increased to 25.7% to reflect the application of the PIK Rate Adjustments (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” herein).

The holders of Series A Preferred Shares also have the right to participate, on an as-converted basis, in certain non-recurring dividends and distributions declared or made on common shares. Accordingly, the sole holder of Series A Preferred Shares did not participate on an as-converted basis or otherwise, in any of the dividends the Company has declared and paid to common shareholders. Lastly, no cash dividend may be paid to common shareholders unless full cumulative dividends have been, or contemporaneously are being, paid or provided for on all outstanding Series A Preferred Shares for all prior and then-ending dividend periods. Nevertheless, the sole holder of the Series A Preferred Shares has consented to the payment of all the dividends the Company has so far declared and paid to common shareholders.

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

Shareholders’ rights agreement.  On July 11, 2024, the Company entered into a shareholders’ rights agreement (the “Rights Agreement”) with Computershare Trust Company, N.A., as rights agent. Pursuant to the Rights Agreement, each of the Company’s common shares includes one right (“Right”) that entitles the holder to purchase from the Company one one-thousandth of a share of Series C Participating Preferred Share (the “Series C Preferred Share”) for $5,000 (the “Series C Exercise Price”), once the Rights become exercisable, subject to specified adjustments. The Rights will separate from the common shares and become exercisable only if a person or group acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Company’s outstanding common shares, in a transaction not approved by the Company’s Board of Directors, provided that none of the Company’s Chairwoman and Chief Executive Officer or her controlled affiliates will be considered an “acquiring person.” In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, in lieu of one one-thousandth of a Series C Preferred Share, upon payment of the Series C Exercise Price, a number of the Company’s common shares having a then-current market value (as defined in the Rights Agreement) equal to twice the Series C Exercise Price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 10% (15% in the case of a passive institutional investor) or more of the Company’s common shares, each holder of a Right will thereafter have the right to purchase, in lieu of one one-thousandth of a Series C Preferred Share, upon payment of the Series C Exercise Price, a number of common shares of the acquiring person having a then-current market value equal to twice the Series C Exercise Price. The acquiring person will not be entitled to exercise these Rights. Furthermore, the Company’s Board of Directors may redeem the Rights for $0.001 per Right under certain circumstances. If the Board of Directors redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.001 per Right. In addition, after a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the Company’s outstanding common shares, the Board of Directors may extinguish the Rights by exchanging one common share or an equivalent security for each Right, other than Rights held by the acquiring person. In certain circumstances, the Company may elect to exchange the Rights for cash or other of the Company’s securities having a value approximately equal to one common share. Under the Rights Agreement’s terms, it will expire on July 11, 2034.

Initial public offering. On July 15, 2024, the Company completed the initial public offering of 6,250 of its common shares, at an offering price of $800 per share, for gross proceeds of approximately $5,000, before deducting underwriting discounts and offering expenses. Icon’s common shares began trading on the Nasdaq Capital Market on July 12, 2024, under the symbol “ICON.” Issuance costs directly attributable to the Company’s initial public offering were initially deferred and, in turn, charged against the gross proceeds of that offering.

First Representative’s Warrant. On July 15, 2024, in connection to the Company’s initial public offering, the Company issued to Maxim Group LLC, for acting as sole book-running manager, a warrant to purchase up to 400 common shares, in whole or in parts, at an exercise price of $880 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “First Representative’s Warrant”). If at the time of exercise of the First Representative’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common shares issuable upon such exercise, then the First Representative’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of common shares equal to the difference between the applicable spot price per common share of the Company (as determined in the First Representative’s Warrant) and the exercise price then in effect, multiplied by the number of common shares that would be issuable upon a cash exercise, divided by the applicable spot price per common share of the Company (as determined in the First Representative’s Warrant). The First Representative’s Warrant is exercisable on or after January 11, 2025, expires on July 11, 2027, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of December 31, 2025, no First Representative’s Warrants had been exercised.

The accounting of the First Representative’s Warrant was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” herein) and it was determined that classification as equity is appropriate and that no features required bifurcation. In addition, since the First Representative’s Warrant was issued to Maxim Group LLC for its services in connection with the Company’s initial public offering, the Company considered the provisions of ASC 718 “Compensation-Stock Compensation” and the cost of the First Representative’s Warrant was classified within shareholders’ equity, against the respective offering proceeds.

January 2025 offering. On January 24, 2025, the Company completed a public offering of 45,802 units, each unit consisting of one common share and one warrant (the “Class A Warrants”) to purchase common shares, at an offering price of $262 per unit (such numbers retroactively adjusted for the Reverse Stock Splits), for gross proceeds of approximately $12,000, before deducting underwriting discounts and offering expenses. Issuance costs directly attributable to the Company’s January 2025 offering were immediately expensed, since the Class A Warrants were classified as a liability (see section “Class A Warrants” below) at an initially estimated fair value that exceeded the proceeds received. Such issuance costs, amounting to $1,293, are included in “interest and finance costs, net” in the accompanying consolidated statement of (loss)/income. The Company’s principal purpose for the offering was to obtain additional capital to fund its operations and growth, including, among other things, funding for working capital needs, debt repayments and fleet expansion.

Placement Agent’s Warrant. On January 24, 2025, in connection to the Company’s January 2025 offering, the Company issued to Maxim Group LLC, for acting as placement agent, a warrant to purchase up to 2,290 common shares, in whole or in parts, at an exercise price of $288.20 per common share, subject to certain anti-dilution adjustments (i.e. in the event of capital reorganization, merger, stock dividend or other distribution of the Company’s assets, stock split or combination)  (the “Placement Agent’s Warrant”). If at the time of exercise of the Placement Agent’s Warrant there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the common shares issuable upon such exercise, then the Placement Agent’s Warrant may only be exercised, in whole or in part, by means of a cashless exercise in which case, the holder shall be entitled to receive a number of common shares equal to the difference between the applicable spot price per common share of the Company (as determined in the Placement Agent’s Warrant) and the exercise price then in effect, multiplied by the number of common shares that would be issuable upon a cash exercise, divided by the applicable spot price per common share of the Company (as determined in the Placement Agent’s Warrant). The Placement Agent’s Warrant is exercisable on or after July 24, 2025, expires on July 24, 2028, and does not entitle its holder to any voting rights, dividends or other rights as a shareholder of the Company prior to its exercise. As of December 31, 2025, no Placement Agent’s Warrants have been exercised.

The accounting of the Placement Agent’s Warrant was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” herein) and it was determined that classification as equity is appropriate and that no features required bifurcation. In addition, since the Placement Agent’s Warrant was issued to Maxim Group LLC for its services in connection with the Company’s January 2025 offering, the Company considered the provisions of ASC 718 “Compensation-Stock Compensation” and the cost of the Placement Agent’s Warrant was immediately expensed similarly to the issuance costs related to the January 2025 offering, discussed above.

Class A Warrants. The Class A Warrants included in the units sold by the Company in its January 2025 offering were immediately exercisable upon issuance, subject to certain beneficial ownership limitations, and expire on January 24, 2028. The Class A Warrants also contain certain (i) provisions adjusting the exercise price and number of underlying common shares and (ii) mechanisms pursuant to which the holders can exercise each Class A Warrant for no additional cash consideration. Based on the combination of these features, the maximum number of underlying common shares ranged between 45,802 and 458,015. As of December 31, 2025, substantially all of the Class A Warrants had been exercised via such cashless mechanism and the Company issued 383,976 common shares. The remaining Class A Warrants can be exercised for up to 10 common shares.

The accounting of the Class A Warrants was assessed in accordance with the Company’s policy for distinguishing liabilities from equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” herein) and it was determined that the Class A Warrants cannot be considered indexed to the Company’s stock due to alternative settlement method and, therefore, they were recorded as liabilities at fair value. The excess of such fair value over the proceeds received was recognized as a loss in the consolidated statement of (loss)/income. Upon each settlement and reporting period end date, the Class A Warrants were remeasured to their fair value with the resulting (loss)/gain from changes in fair value being recorded in the consolidated statement of (loss)/income, the respective liability settled, and shares issued recorded in equity with appropriate allocation between par value and additional paid in capital. As of December 31, 2025, substantially all of the Class A Warrants had been exercised and the Company recorded a net loss of $537, which is included in “loss on equity-linked instruments, net” in the accompanying consolidated statement of (loss)/income. For further details about these fair value measurements see Note 10 “Financial Instruments and Fair Value Disclosures.”

NASDAQ Minimum Bid Price. On March 7, 2025, the Company received a written notification from The Nasdaq Stock Market (“Nasdaq”), indicating that because the closing bid price of its common shares for 30 consecutive trading days, from January 23, 2025, to March 6, 2025, was below $1.00 per share, the Company was no longer in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). On April 1, 2025, the Company effected the April 2025 Reverse Stock Split (as discussed below) and subsequently received a letter from Nasdaq confirming that the Company had regained compliance with the Minimum Bid Price Requirement.

Reverse stock splits. On April 1, 2025, Icon effected a reverse stock split (the “April 2025 Reverse Stock Split”), whereby every forty of its issued and outstanding common shares were automatically converted into one. On January 8, 2026, Icon effected a further reverse stock split (the “January 2026 Reverse Stock Split” and together with the April 2025 Reverse Stock Split, the “Reverse Stock Splits”), whereby every five of its issued and outstanding common shares were automatically converted into one. The Reverse Stock Splits were effected without any change in the par value per share or the total number of common shares Icon is authorized to issue, and fractional shares were settled in cash. Also, the Reverse Stock Splits did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares), (ii) have any direct impact on the market capitalization of the Company, or (iii) modify any voting rights or other terms of the common shares.

Dividends paid in cash to Common Shareholders. On May 30, 2025, the Company paid a cash dividend of $0.35 per common share, or $153 in aggregate which is presented as reduction to additional paid in capital. On December 27, 2024, the Company paid a cash dividend of $17 per common share, or $123 in aggregate. On September 30, 2024, the Company paid a cash dividend of $16 per common share, or $116 in aggregate. On May 13, 2024, the Company returned an amount of $3,000 of additional paid-in capital. As this return of additional paid-in capital was made after December 31, 2023, but prior to the Company’s initial public offering, it has been given retroactive effect in the consolidated balance sheet as of December 31, 2023.

Dividend paid in kind to holders of Series A Preferred Shares. On June 30, 2025, the Company paid in kind a dividend on Series A Preferred Shares in the amount of $2,249, by issuing 2,249 Series A Preferred Shares. On December 31, 2025, the Company paid in kind a dividend on Series A Preferred Shares in the amount of $1,705, by issuing 1,705 Series A Preferred Shares. Both amounts are presented as reduction to additional paid in capital in the accompanying consolidated balance sheet as of December 31, 2025. No dividends were paid in cash to the holders of the Company’s Series A Preferred Shares during the years ended December 31, 2025, and 2024.

August 2025 Standby Equity Purchase Agreement. On August 27, 2025, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited company (“Yorkville”), pursuant to which the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for, up to $20,000 (the “Commitment Amount”) of the Company’s common shares, from time to time during a three-year commitment period ending August 27, 2028, subject to certain conditions, including trading volume thresholds and the Company having in place an effective registration statement for the resale by Yorkville of the common shares to be issued under the SEPA. The SEPA does not require Yorkville to subscribe for or acquire any common shares under the SEPA if those common shares, when aggregated with all other common shares beneficially owned by Yorkville and its affiliates, would result in Yorkville and its affiliates (on an aggregated basis) beneficially owning more than 4.99% of the then outstanding voting power or number of common shares. Under each Advance, the Company may issue common shares to Yorkville at a price equal to either (i) 96% of the daily VWAP during a one-day pricing period or (ii) 97% of the lowest daily VWAP during a three-day pricing period, at the Company’s election.

In connection with the SEPA, the Company paid to Yorkville a structuring and due diligence fee in the amount of $25. In addition, the Company has agreed to pay a commitment fee equal to 1% of the Commitment Amount as follows: half due at execution of the SEPA, and the remaining half due at the earlier of (i) $10,000 worth of Advances or (ii) the 6-month anniversary of the execution of the SEPA. At each due date, the Company shall have the option, at its discretion, to pay all or a portion of the commitment fee then due by the issuance of such number of common shares that is equal to the applicable portion of the commitment fee divided by the average of the daily VWAPs of the Company’s common shares during the three trading days immediately prior to the applicable due date. Upon the execution of the SEPA, the Company issued 9,049 common shares to Yorkville in satisfaction of the first half of the commitment fee.

The accounting of the SEPA, which, subject to its terms and conditions, gives the right to the Company to require Yorkville to purchase common shares from the Company (“put right”), was assessed in accordance with the Company’s policy for contracts in its own equity (see Note 2 “Significant Accounting Policies and Recent Accounting Pronouncements” herein) and it was determined that the SEPA is an equity-linked instrument that does not qualify for equity classification. Accordingly, the put right was measured at fair value on the agreement date and remeasured as of December 31, 2025. The Company analyzed the terms of the freestanding put right and concluded that its fair value was de-minimis at both measurement dates. Issuance costs directly attributable to the SEPA in the amount of $532 were immediately recognized in “interest and finance costs, net” in the accompanying consolidated statement of (loss)/income.

As of December 31, 2025, the Company had issued 245,900 common shares under the SEPA, resulting in net proceeds of $1,407 and a net gain on issuance of $92 which is included in “loss on equity-linked instruments, net” in the accompanying consolidated statements of (loss)/income. As of such date, $18,593 of the Commitment Amount remains available for future Advances.

December 2025 Share Repurchase Program. On December 18, 2025, the Company’s Board of Directors authorized a share repurchase program under which the Company may, from time to time, repurchase up to an aggregate of $1,000 of its outstanding common shares through December 31, 2026 (the “Program”). Repurchases under the Program may be made, from time to time, in privately negotiated transactions, in open market transactions, or by other means, including through trading plans intended to qualify under Rule 10b-18 and/or Rule 10b5-1 of the U.S. Securities Exchange Act of 1934, as amended. The amount and timing of any repurchases made under the Program will be at the Company’s sole discretion and will depend on a variety of factors, including legal requirements, market conditions, other investment opportunities, available liquidity, and the prevailing market price of the Company’s common shares. The Program does not obligate the Company to repurchase any dollar amount or number of common shares and may be suspended or discontinued at any time at the Company’s discretion. As of December 31, 2025, no common shares had been repurchased under the Program.

9.	Earnings/(Loss) per common share:

All common shares issued have equal rights and participate in dividends. Profit or loss attributable to common shareholders is adjusted by the contractual amount of dividends on Series A Preferred Shares. Diluted (loss)/earnings per common share, if applicable, reflect the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net (loss)/income.

	Year ended December 31,
	2025	2024	2023
Net (loss) / income	$(4,197)	$(210)	$1,155
Cumulative dividends on Series A Preferred Shares	(2,977)	(977)	—
Net (loss)/income attributable to common shareholders	$(7,174)	$(1,187)	$1,155
Divided by: Weighted average number of common shares, basic and diluted	397,776	3,903	1,000
(Loss)/earnings per common share, basic and diluted	$(18.04)	$(304.13)	$1,155.00

Securities that could potentially dilute basic earnings per common share in the future that were not included in the above computation of diluted earnings per common share, because to do so would have anti-dilutive effect, are (i) the First Representative’s Warrant, (ii) the Placement Agent’s Warrant, (iii) the Class A Warrants and (iv) the Series A Preferred Shares (see Note 8 “Capital Structure” herein).

10.	Financial Instruments and Fair Value Disclosures:

Credit risk. Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of trade receivables, cash, cash equivalents and restricted cash. The Company limits its credit risk by performing ongoing credit evaluations of its counterparties’ financial condition and by collecting its trade receivables mainly in advance. The Company generally does not require collateral for its trade receivables, but when considered necessary it may pursue additional securities and guarantees from its customers. Also, the Company places its cash and cash equivalents with established financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions.

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

Estimating fair values of asset or liability classified financial instruments requires the development of estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in the trading market price of the Company’s common shares.

In estimating the fair value of the Class A Warrants, the Company considered their features, including their immediate exercisability, the holders’ cashless exercise option and the maximum underlying common shares, and determined it is appropriate to value them through Level 1 inputs, namely the quoted closing market price of the Company’s common shares on each measurement date. Accordingly, the Company initially recognized the Class A Warrants at an estimated fair value of $46,269. The excess of such fair value over the proceeds received, amounting to $34,278, was recognized as a loss in the consolidated statement of (loss)/income. Substantially all of the Class A Warrants were exercised between February 11, 2025, and March 27, 2025, and from the non-recurring fair value measurements during that period, the Company recorded (i) a gain on settlement of $3,945 and (ii) a net gain from changes in fair value of $29,796. The gain from the recurring measurement of the fair value of the outstanding Class A Warrants as of December 31, 2025, and the fair value of the outstanding Class A Warrants as of that date were not material.
As described in Note 8 “Capital Structure”, the Company classifies the SEPA as an equity-linked instrument measured at fair value. Upon the settlement of Advances under the SEPA, the Company measures the common shares issued at their fair value on the issuance date.

The effect of these financial instruments is included in “loss on equity-linked instruments, net” in the accompanying consolidated statement of (loss)/income. The following table presents the effect of the Company’s financial instruments measured at fair value on the consolidated statement of loss for the year ended December 31, 2025:

	Year ended December 31,
Financial instruments	2025	2024	2023
Class A Warrants	$(537)	$—	$—
Commitment and due diligence fees under the SEPA	(225)	—	—
Gain on settlement of shares issued under the SEPA	91	—	—
Total	$(671)	$—	$—

11.	Taxes:

Marshall Islands tax considerations. Icon and all of its subsidiaries are incorporated in the Republic of the Marshall Islands as non-resident corporations pursuant to the Marshall Islands Business Corporations Act (the “BCA”) and are not doing business in the Republic of the Marshall Islands. As such, Icon and all of its subsidiaries and are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends to their respective shareholders, and their shareholders that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of their shares.

Taxation on United States source income. Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. federal income tax on such income if the company meets the following requirements: (a) the company is organized in a foreign country that grants an equivalent exception to corporations organized in the U. S. and (b) either (i) more than 50 percent of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the U.S. (the “50% Ownership Test”) or (ii) the company’s stock is “primarily and regularly traded on one or more established securities markets” in its country of organization, in another country that grants an “equivalent exemption” to corporations organized in the U.S., or in the U.S. (the “Publicly-Traded Test”). For the purposes of the Publicly-Traded Test, the regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly-Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Furthermore, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets.

The jurisdiction where Icon and its subsidiaries are incorporated grant an equivalent exemption to United States corporations. The Company believes that it will satisfy the 50% Ownership Test for the 2025 and 2024 taxable years and expects to satisfy the substantiation and reporting requirements to claim the respective benefits. Therefore, the Company intends to take the position that it is exempt from U.S. federal income tax under Section 883 of the Code during the 2025 and 2024 taxable years. However, there can be no assurance that the Company will continue to satisfy the requirements of the 50% Ownership Test in future taxable years. For the years ended December 31, 2025 and 2024, the revenue generated from voyages to/from the United States, amounted to $1,671 and $43 respectively.

12.	Subsequent Events:

Reverse stock split. On January 8, 2026, Icon effected the January 2026 Reverse Stock Split, whereby every five of its issued and outstanding common shares were automatically converted into one, without any change in the par value per share or the total number of common shares Icon is authorized to issue. Fractional shares were settled in cash. The Reverse Stock Split did not (i) affect any common shareholder’s ownership percentage (except as a result of the cancellation of fractional shares), (ii) have any direct impact on the market capitalization of the Company, or (iii) modify any voting rights or other terms of the common shares. Immediately before the January 2026 Reverse Stock Split, Icon had 3,460,000 issued and outstanding common shares, which were reduced to 691,977 issued and outstanding common shares.

Shares issued under the SEPA. Subsequent to the end of the reporting period and through the date these consolidated financial statements were issued, the Company issued 1,816,493 common shares pursuant to Advances under the SEPA for aggregate net proceeds of $5,783.

ATM Agreement: On February 4, 2026, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) with Maxim Group LLC (“Maxim”). Under the terms of the ATM Agreement, the Company may, from time to time, offer and sell its common shares having an aggregate offering value of up to $3,400 to or through Maxim, acting as sales agent. The timing and amount of any sales under the ATM Agreement are at the Company’s sole discretion. The holder of the Series A Preferred Shares has deemed any shares sold under the ATM Agreement to be “Excluded Shares” as defined in the terms of the Series A Preferred Shares and, therefore, all potential adjustments to the Pre-Determined Price as a result of the sale and issuance of common shares pursuant to the ATM Agreement have been waived. Through the date these consolidated financial statements were issued, the Company issued 27,500 common shares pursuant to the ATM Agreement for aggregate net proceeds of $42.